As filed with the Securities and Exchange Commission on June 17, 2005
Registration No. 333-124797

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Pre-Effective Amendment No. 2
to
Form S-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

Alon USA Energy, Inc.
(Exact Name of Registrant as Specified in Its Charter)

Delaware	2911	74-2966572
(State or Other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

7616 LBJ Freeway, Suite 300
Dallas, Texas 75251
(972) 367-3600
(Address, Including Zip Code, and Telephone Number,
Including Area Code, of Registrant’s Principal Executive Offices)
Jeff D. Morris
Alon USA Energy, Inc.
7616 LBJ Freeway, Suite 300
Dallas, Texas 75251
(972) 367-3600
(Name, Address, Including Zip Code, and Telephone Number,
Including Area Code, of Agent for Service)

With a copy to:

Mark E. Betzen Jones Day 2727 North Harwood Street Dallas, Texas 75201-1515 Telephone: (214) 220-3939 Facsimile: (214) 969-5100	Kris F. Heinzelman Cravath, Swaine & Moore LLP Worldwide Plaza 825 Eighth Avenue New York, New York 10019-7475 Telephone: (212) 474-1000 Facsimile: (212) 474-3700

     Approximate date of commencement of proposed sale to the public: As soon as practicable on or after the effective date of this Registration Statement.

     If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.    ☐
     If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐
     If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐
     If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐
     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box.    ☐
     The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED                     , 2005
                            Shares
Alon USA Energy, Inc.
Common Stock

       Prior to this offering, there has been no public market for our common stock. The initial public offering price of our common stock is expected to be between $          and $           per share. We have applied to list our common stock on the New York Stock Exchange under the symbol “ALJ.”
      The underwriters have an option to purchase a maximum of          additional shares from us to cover over-allotments of shares.
      Investing in our common stock involves risks. See “Risk Factors” beginning on page 11.

Underwriting
	Price to	Discounts and	Proceeds to
	Public	Commissions	Alon USA Energy, Inc.

Per Share	$	$	$
Total	$	$	$
      Delivery of the shares of common stock will be made on or about                     , 2005.
      Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Credit Suisse First Boston	Deutsche Bank Securities
The date of this prospectus is                     , 2005.

ALON USA

Physically Integrated System

California
Bakersfield
Arizona
Phoenix
Tucson
New Mexico
Bloomfield
Albuquerque
Moriarty
El Paso
Oria
Big Spring
Midland/Odessa
Lubbock
Wichita Falls
Abilene
Dallas/
Ft Worth
Oklahoma
Duncan
Arkansas
Texas
Nederland
Louisiana
FINA

Asphalt Terminal

Approximately
1,300 Branded
Gasoline Sites

Pipelines

Big Spring Refinery

167 7-Eleven and Fina
Co-Branded Retail sites

Legend	
Alon Pipeline	solid line
Third Party Pipeline	dashed line
Big Spring Refinery	refinery icon
Unfinished Pipeline	orange dashed line
Alon Product/Asphalt Terminal	blue dot
Third-Party Terminal	red dot
Exchange Terminal	green dot
Co-Branded Retail	retail icon

FINA

Terminals

Page

PROSPECTUS SUMMARY	1
RISK FACTORS	11
FORWARD-LOOKING STATEMENTS	22
USE OF PROCEEDS	23
DIVIDEND POLICY	23
CAPITALIZATION	24
DILUTION	25
UNAUDITED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL INFORMATION	26
SELECTED HISTORICAL CONSOLIDATED AND COMBINED FINANCIAL AND OPERATING DATA	29
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS	33
REFINING INDUSTRY OVERVIEW	58
BUSINESS	61
MANAGEMENT	78
PRINCIPAL STOCKHOLDERS	87
CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS	90
DESCRIPTION OF CAPITAL STOCK	95
SHARES ELIGIBLE FOR FUTURE SALE	99
U.S. FEDERAL TAX CONSEQUENCES TO NON-U.S. HOLDERS OF COMMON STOCK	101
UNDERWRITING	104
NOTICE TO CANADIAN RESIDENTS	107
LEGAL MATTERS	108
EXPERTS	108
WHERE YOU CAN FIND MORE INFORMATION	108
GLOSSARY OF SELECTED TERMS	109
INDEX TO FINANCIAL STATEMENTS	F-1
Form of Amended and Restated Certificate of Incorporation
Form of Amended and Restated Bylaws
Specimen Common Stock Certificate
Second Amendment to the Amended and Restated Credit Agreement
Second Amendment to the Amended Revolving Credit Agreement
Amendment to the Management and Consulting Agreement
Registration Rights Agreement
Amendment to the Management Employment Agreement
Liquor License Purchase Agreement
Premises Lease
Alon Assets, Inc. 2000 Stock Option Plan
Alon USA Operating, Inc. 2000 Stock Option Plan
Incentive Stock Option Agreement - Alon Assets & Jeff D. Morris
Shareholder Agreement - Alon Assets & Jeff D. Morris
Incentive Stock Option Agreement - Alon USA
Shareholder Agreement - Alon USA & Jeff D. Morris
Incentive Stock Option Agreement - Alon Assets & Claire A. Hart
Shareholder Agreement - Alon Assets & Claire A. Hart
Incentive Stock Option Agreement - Alon USA & Claire A. Hart
Shareholder Agreement - Alon USA & Claire A. Hart
Incentive Stock Option Agreement - Alon Assets & Joseph A. Concienne, III
Shareholder Agreement - Alon Assets & Joseph A. Concienne, III
Incentive Stock Option Agreement - Alon USA & Joseph A. Concienne, III
Shareholder Agreement - Alon USA & Joseph A. Concienne, III
Consent of KPMG LLP
Consent of Zalman Segal Pursuant to Securities Act Rule 438

      You should rely only on the information contained in this document or to which we have referred you. We have not authorized anyone to provide you with information that is different. This document may be used only where it is legal to sell these securities. The information in this document may be accurate only on the date of this document.
Dealer Prospectus Delivery Obligation
      Until                     , 2005 (25 days after the commencement of this offering), all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealer’s obligation to deliver a prospectus when acting as an underwriter and with respect to unsold allotments or subscriptions.

Industry and Market Data
      Industry and market data used throughout this prospectus were obtained through studies conducted by third parties and industry and general publications. The prices of crude oil and gasoline given in this prospectus are based upon information published by Platt’s Oilgram News.
Company References
      In this prospectus, unless otherwise specified or the context otherwise requires, “Alon,” “we,” “us” and “our” refer to Alon USA Energy, Inc., a holding company incorporated in Delaware and the issuer of common stock in this offering, and its subsidiaries. In addition, references to the following terms are to the entities named:

Alon Israel	Alon Israel Oil Company, Ltd., an Israeli limited liability company and the direct parent of Alon USA Energy, Inc.
Alon USA	Alon USA, Inc., a Delaware corporation and a subsidiary of Alon USA Energy, Inc.
Alon Operating	Alon USA Operating, Inc., a Delaware corporation and a subsidiary of Alon USA.
Alon Capital	Alon USA Capital, Inc., a Delaware corporation and a subsidiary of Alon USA.
Alon Assets	Alon Assets, Inc., a Delaware corporation and a subsidiary of Alon Capital.
SCS	Southwest Convenience Stores, LLC, a Texas limited liability company and an indirect subsidiary of Alon Operating.
Fina	Atofina Petrochemicals, Inc.
Our predecessor	Our business under the ownership of Fina.

ii

PROSPECTUS SUMMARY
      This summary highlights information contained elsewhere in this prospectus. This summary does not contain all of the information that may be important to you. You should read this entire prospectus carefully, including the risks discussed under “Risk Factors” and the financial statements and notes thereto included elsewhere in this prospectus. In this prospectus, all references to “Alon,” “we,” “us” and “our” refer to Alon USA Energy, Inc. and its subsidiaries unless the context otherwise requires or where otherwise indicated. You should refer to the “Glossary of Selected Terms” beginning on page 102 for definitions of some of the terms we use to describe our business and industry.
Alon
      We are an independent refiner and marketer of petroleum products operating primarily in the Southwestern and South Central regions of the United States. Our business consists of two operating segments: (1) refining and marketing and (2) retail. Our business is physically integrated, with the majority of our refinery’s production being distributed through our product pipeline and terminal network to our wholesale customers and our retail segment.
      We own and operate a sophisticated sour crude oil refinery in Big Spring, Texas, our Big Spring refinery, which we recently expanded from a crude oil throughput capacity of 62,000 barrels per day, or bpd, to 70,000 bpd. We own a crude oil pipeline system totaling approximately 500 miles. Our product pipeline and terminal network consists of seven product pipelines totaling approximately 840 miles and six product terminals, which we own or access through leases or long-term throughput agreements. We market our gasoline and diesel products under the FINA brand name to approximately 1,300 retail sites. We also market unbranded gasoline, diesel, jet fuel and other refinery products, and we are one of the largest suppliers of asphalt in West Texas, New Mexico and Arizona.
      As of March 31, 2005, we operated 167 7-Eleven branded convenience stores in West Texas and New Mexico. Our convenience stores typically offer merchandise, food products and motor fuels under the 7-Eleven and FINA brand names. We are the largest 7-Eleven licensee in the United States and one of the top three convenience store operators, based on number of stores, in the cities of El Paso, Midland, Odessa, Big Spring and Lubbock, Texas. We also have a significant presence in Wichita Falls, Texas and Albuquerque, New Mexico. We supply our stores with substantially all of their motor fuel needs through our product pipeline and terminal network.
      Our parent company, Alon Israel, is the largest services and trade company in Israel. Alon Israel entered the gasoline marketing and convenience store business in Israel in 1989 and has grown to become a leading marketer of petroleum products and one of the largest operators of retail gasoline and convenience stores in Israel. Alon Israel is a controlling shareholder of Blue Square Israel, Ltd., a leading retailer in Israel, which is listed on the New York Stock Exchange and the Tel Aviv Stock Exchange.
Refining and Marketing Segment
      We acquired our Big Spring refinery and certain crude oil pipelines, product pipelines and product terminals from Fina in August 2000. In connection with this acquisition, we retained substantially all of the Fina management and employees associated with the assets we purchased.
      Our Big Spring refinery has a Nelson complexity rating of 10.2. The complexity of our Big Spring refinery allows us to process less expensive high-sulfur, or sour, crude oils and produce a high percentage of light, high-value refined products. Typically, sour crude oil has accounted for over 90% of our crude oil input, of which approximately 99% has been West Texas Sour, or WTS, crude oil. We also have access to domestic and foreign crude oils available on the Gulf Coast, which we are able to deliver to our Big Spring refinery through our Amdel pipeline. We currently convert approximately 86% of our feedstock into light, high-value products such as gasoline, diesel, jet fuel and petrochemicals, with the remaining 14% consisting primarily of asphalt and liquefied petroleum gas.

      We conduct the majority of our operations in West Texas, Central Texas, Oklahoma, New Mexico and Arizona. We refer to our operations in this region as our physically integrated system because we are able to supply our branded and unbranded distributors in this region with motor fuels produced at our Big Spring refinery and distributed through our product pipeline and terminal network. Our physically integrated system includes our retail segment convenience stores and nearly 400 other FINA branded retail sites. We also operate in East Texas and Arkansas. We refer to our operations in this region as our non-integrated system because we supply our branded and unbranded distributors in this region with motor fuels obtained from third parties.
Retail Segment
      Our 167 convenience stores typically sell general merchandise, food products and motor fuels. Substantially all of the motor fuel sold by our retail stores is produced at our Big Spring refinery and transported to our retail sites through our product pipeline and terminal network. During 2004, we sold over 97.5 million gallons of motor fuels through our retail segment, representing approximately 13% of the motor fuel produced at our Big Spring refinery. Our retail segment provides a relatively stable and secure outlet for a significant portion of our Big Spring refinery’s motor fuel production. In addition, non-fuel sales by our retail segment provide us with a diverse source of revenues to complement our refining and marketing revenues. We believe this secure outlet and diversification provide us with advantages over our competitors who lack retail operations.
Competitive Strengths
      Physically Integrated Refining and Marketing System. Our pipeline and terminal network provides us with the flexibility to: (1) access a variety of crude oils, thereby allowing us to optimize our refinery’s crude supply; (2) efficiently distribute our motor fuel products to markets in West Texas, Central Texas and Oklahoma; and (3) access other markets, including New Mexico and Arizona, through interconnections with third-party transportation systems. Our physically integrated system also allows us to achieve cost efficiencies that are not available to our competitors who are not similarly integrated.
      Sophisticated Refinery with Cost and Supply Advantages. Our Big Spring refinery ranks in the second quartile of all refineries in the United States in terms of net cash margin per barrel as reported in the most recent Solomon Associates competitive analysis. Our refinery’s high relative net cash margin per barrel is due primarily to:

•	our ability to process substantial volumes of sour crude oil;

•	our low relative transportation cost to source WTS crude oil due to the refinery’s location in the Permian Basin;

•	our ability to access domestic and foreign crude oils through our Amdel pipeline when processing such crude oils allows us to improve our margins; and

•	the higher value we are able to realize from our asphalt production as compared to the value of alternative products, such as No. 6 Fuel Oil.
      Ability to Process Substantial Volumes of Sour Crude Oil. Typically, over 90% of the crude oil processed at our Big Spring refinery is sour crude oil. Sour crude oils cost less than low sulfur, or sweet, crude oils such as West Texas Intermediate, or WTI, which results in lower feedstock costs and provides us with a competitive advantage over refineries that lack the ability to process substantial volumes of sour crude oil.
      Leading Producer of Asphalt Products. According to Texas Department of Transportation statistics, we are the second largest supplier of asphalt to the State of Texas, which is the largest asphalt consuming state in the United States. We produce many advanced asphalt products such as rubberized asphalt, PMA and GTR, which are increasingly specified by government agencies for use in highway projects in the State of Texas. Our refinery can produce up to 23 different asphalt product formulations.

      Strong Brand Recognition. The FINA brand is well-known in the Southwestern and South Central United States, where motor fuels have been marketed under the FINA brand since 1963. We have an exclusive license to market gasoline, diesel and jet fuels under the FINA brand in Texas, Oklahoma, New Mexico and five other states through July 2012. We are the largest 7-Eleven licensee in the United States and have an exclusive license to use the 7-Eleven brand in West Texas and most of New Mexico. 7-Eleven is one of the largest convenience store chains in the United States.
      Proven Retail Marketing Expertise. Our retail operations benefit from the combination of our strengths in retail marketing and those of Alon Israel. For the year ended December 31, 2004, our retail store merchandise margins were approximately 33%, which is above the national average of 31% reported in the most recent study by the National Association of Convenience Stores.
      Experienced Leadership. A number of our executive officers and key operating personnel, including our Chief Executive Officer, have spent the majority of their careers operating our Big Spring refinery and have successfully managed our business through multiple industry cycles. Since our acquisition from Fina, our management team has completed a number of strategic transactions that have strengthened our financial condition and positioned us for future growth. We also benefit from the management and transactional experience provided by Alon Israel, which has grown since its formation in 1989 to become the largest services and trade company in Israel.
Strategy
      Our objective is to increase stockholder value through sustained earnings and cash flow growth. Our principal strategies to achieve this objective are to:
      Increase the Capacity and Yields of Our Refinery. We regularly evaluate ways to improve the profitability of our Big Spring refinery through cost-effective upgrades and expansions. We have identified a project to further expand our Big Spring refinery’s crude oil throughput capacity to 75,000 bpd, and we are evaluating other projects to increase our light product yields.
      Expand Our Physically Integrated System. We intend to expand our crude oil and product pipeline systems to enhance our ability to access optimal crude oil supplies and to increase the volume and profitability of our integrated product distribution system.
      Enhance and Expand Our Retail Operations. We intend to continue to leverage our relationships with 7-Eleven and Alon Israel to increase our same store sales and profitability and to adopt innovative technologies to enhance our convenience store operations. We also intend to increase the number of our retail outlets in West Texas and New Mexico.
      Continue to Increase Our Asphalt Production and Margins. We are planning to increase the ratio of our high-value to low-value asphalt grades to realize the greater margins associated with the higher value products. Pursuant to this strategy, we constructed a GTR asphalt plant adjacent to our Big Spring refinery and acquired an 85% interest in an asphalt blending terminal in Bakersfield, California. We plan to purchase or build additional asphalt blending terminals to expand our market penetration and increase our sales of higher margin asphalt grades.
      Grow through Selective Acquisitions. Our growth strategy is focused on the expansion of our physically integrated system and the acquisition of complementary refining and retail assets. We believe the consummation of this offering will enhance our capability to realize significant growth opportunities.
Market Trends
      We have identified several key factors that we believe support a favorable outlook for the U.S. refining industry:

•	High capital costs, excess capacity and environmental regulatory requirements have limited the construction of new refineries in the United States over the past thirty years. No new major refinery has been built in the United States since 1976. In addition, more than 190 refineries have been shut down since 1981.

•	The United States is increasingly reliant on imports to satisfy demand for refined products.

•	The supply and demand fundamentals of the domestic refining industry have improved since the 1990s and are expected to remain favorable as the demand for refined products continues to exceed increases in refining capacity, both on a global basis and in the United States.

•	New and evolving fuel specifications, including ultra-low sulfur content, reduced vapor pressure and the addition of oxygenates such as ethanol, should benefit complex refiners who are able to efficiently produce fuels that meet these specifications.

•	Increased demand for sweet crude oils and higher incremental production of lower cost sour crude oils is expected to provide a cost advantage to complex refiners with the ability to process sour crude oils.
Recent Developments
      2005 Turnaround and Refinery Expansion. In March 2005, we successfully completed a major turnaround at our Big Spring refinery. We believe the completion of this project will permit us to operate our Big Spring refinery without significant planned maintenance shut downs for the next four to five years. In connection with this turnaround, we expanded our crude oil throughput capacity from 62,000 bpd to 70,000 bpd at a cost of $6.4 million, or $800 per bpd of additional throughput capacity. We expect this 8,000 bpd expansion to positively affect our operating results by increasing our refining gross margin and decreasing our per barrel operating costs.
      HEP Transaction. On February 28, 2005, we completed the contribution of three product pipelines and three product terminals to Holly Energy Partners, L.P., or HEP, including our Trust and River pipelines, which we acquired for approximately $9.4 million in June 2004. In exchange for this contribution, which we refer to as the HEP transaction, we received $120 million in cash and 937,500 subordinated Class B limited partnership units in HEP. Simultaneously with this transaction, we entered into a Pipelines and Terminals Agreement with HEP with an initial term of 15 years and three additional five-year renewal terms exercisable at our option. Pursuant to the Pipelines and Terminals Agreement, we have committed to transport and store minimum volumes of refined products in these pipelines and terminals and to pay specified tariffs and fees during the term of such agreement. See “Business — Pipelines and Product Terminals — HEP Transaction.”

The Offering

Common stock offered by us	shares (or shares, if the underwriters exercise their over-allotment option in full)

Common stock to be outstanding after the offering	shares

NYSE symbol	ALJ

Use of proceeds	We estimate that the net proceeds to us from this offering will be approximately $ million, or approximately $ million if the underwriters exercise their over-allotment option in full. We plan to use these net proceeds to repay certain of our existing indebtedness, to pay dividends to our stockholders of record prior to this offering and for general corporate purposes, including discretionary and non-discretionary capital expenditures.

Dividend policy	We intend to pay quarterly cash dividends on our common stock at an initial annual rate of $ per share commencing in the first quarter of 2006. The declaration and payment of future dividends to holders of our common stock will be at the discretion of our board of directors and will depend upon many factors, including our financial condition, earnings, legal requirements, restrictions in our debt agreements and other factors our board of directors deems relevant.

Risk Factors	You should carefully read and consider the information set forth under “Risk Factors,” together with all of the other information set forth in this prospectus, before deciding to invest in shares of our common stock.
      Unless we indicate otherwise, the number of shares of common stock shown to be outstanding after the offering:

•	gives effect to a 33,600-for-one stock split of our common stock, which will occur prior to the closing of the offering;

•	excludes shares of common stock reserved for issuance under our Incentive Plan; and

•	assumes no exercise by the underwriters of their option to purchase up to additional shares from us to cover over-allotments of shares.
Our Executive Offices
      Our principal executive offices are located at 7616 LBJ Freeway, Suite 300, Dallas, Texas 75251-1100, and our telephone number at this address is (972) 367-3600. Our website is www.alonusa.com. Information on, or accessible through, this website is not a part of, and is not incorporated into, this prospectus.

Summary Consolidated Financial and Operating Data
      The following tables set forth our summary consolidated financial and operating data for the periods indicated below. The summary consolidated statement of operations data for the years ended December 31, 2002, 2003 and 2004, and the summary consolidated balance sheet data as of December 31, 2003 and 2004, have been derived from our audited consolidated financial statements, which are included elsewhere in this prospectus. The summary consolidated balance sheet data as of December 31, 2002, have been derived from our audited consolidated balance sheet as of December 31, 2002, which is not included in this prospectus.
      The summary consolidated financial data as of and for the three months ended March 31, 2004 and 2005 are derived from our unaudited consolidated financial statements, which are included elsewhere in this prospectus. We have prepared our unaudited consolidated financial statements on the same basis as our audited consolidated financial statements and have included all adjustments, consisting of normal and recurring adjustments, that we consider necessary for a fair presentation of our financial position and operating results for the unaudited periods. The summary consolidated financial and operating data as of and for the three months ended March 31, 2005 are not necessarily indicative of the results that may be obtained for a full year.
      Earnings per share data are based upon the weighted average number of shares outstanding during the periods presented, as adjusted for the 33,600-for-one stock split, and do not reflect the increase in outstanding shares that will result from this offering.
      The information presented below should be read in conjunction with “Use of Proceeds,” “Capitalization,” “Unaudited Pro Forma Condensed Consolidated Financial Information,” “Selected Historical Consolidated and Combined Financial and Operating Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the consolidated financial statements and the notes thereto included elsewhere in this prospectus.

				Three Months Ended
	Year Ended December 31,			March 31,

	2002	2003	2004	2004	2005

	(dollars in thousands, except per share data)
STATEMENT OF OPERATIONS DATA:
Net sales	$1,207,723	$1,410,766	$1,707,564	$352,723	$407,974
Operating costs and expenses:
Cost of sales(a)	1,044,675	1,215,032	1,469,940	302,980	351,554
Direct operating expenses	53,696	66,113	75,742	18,912	18,336
Selling, general and administration expenses	69,439	69,066	73,554	17,318	16,665
Depreciation and amortization	14,853	18,262	19,064	4,762	4,834

Total operating costs and expenses	1,182,663	1,368,473	1,638,300	343,972	391,389

Gain on disposition of assets(b)	—	—	175	—	27,693

Operating income	25,060	42,293	69,439	8,751	44,278
Interest expense	14,385	16,284	23,704	6,015	5,007
Equity (earnings) in investee	—	—	—	—	(135)
Other (income) expense, net	381	1,819	(277)	(93)	(250)
Income tax expense	3,913	9,105	18,315	1,119	15,655
Minority interest in income of subsidiaries	2,029	681	2,565	213	1,565

Net income before accounting change	4,352	14,404	25,132	1,497	22,436
Cumulative effect of adoption of accounting principle	—	336	—	—	—

Net income	$4,352	$14,068	$25,132	$1,497	$22,436

Earnings per share, basic and diluted(c)	$.12	$.40	$.72	$.04	$.64
Weighted average shares, basic and diluted	35,001,120	35,001,120	35,001,120	35,001,120	35,001,120

				Three Months Ended
	Year Ended December 31,			March 31,

	2002	2003	2004	2004	2005

	(dollars in thousands, except per barrel data)
CASH FLOW DATA:
Net cash provided by (used in):
Operating activities	$5,001	$76,173	$76,743	$(11,200)	$(16,437)
Investing activities	(70,918)	(34,664)	(39,886)	(2,232)	96,520
Financing activities	62,238	(39,667)	19,244	29,412	(34,451)

OTHER DATA:
Gross margin(d)	$163,048	$195,734	$237,624	$49,743	$56,420
EBITDA(e)	39,532	58,400	88,605	13,606	21,804
Capital expenditures, net of disposition proceeds(f)	66,967	33,117	37,564	1,142	(106,902)
Capital expenditures for turnarounds and catalysts	3,951	1,547	2,322	1,090	10,382

BALANCE SHEET DATA (end of period):
Cash and equivalents	$5,414	$7,256	$63,357	$23,236	$108,989
Working capital	30,962	5,071	44,443	53,991	116,924
Total assets	392,066	386,982	472,516	436,111	553,801
Total debt	214,539	166,816	187,706	202,481	158,155
Stockholders’ equity	33,128	46,923	71,472	48,560	93,908

KEY OPERATING STATISTICS:
Refining and marketing:
Total sales volume (bpd)	93,691	90,914	85,950	82,153	72,253
Non-integrated marketing sales volume (bpd)(g)	25,867	24,093	19,926	19,734	20,061
Non-integrated marketing margin (per barrel sales volume)(g)	$0.44	$0.52	$0.03	$0.03	$(0.93)
Total refinery throughput (bpd)(h)	60,906	64,354	61,664	61,851	47,447
Per barrel of throughput:
Gross refining and marketing margin	$4.65	$5.80	$8.03	$6.58	$10.56
Direct operating expenses	2.42	2.81	3.36	3.36	4.29

Retail:
Number of stores (end of period)	170	170	167	168	167
Fuel sales (thousands of gallons)	91,882	100,389	97,541	24,001	23,387
Fuel sales (thousands of gallons per site per month)	45	50	49	48	48
Fuel margin (cents per gallon)	10.1 ¢	11.9 ¢	12.9 ¢	10.9 ¢	12.9 ¢
Merchandise sales	$128,260	$130,413	$130,117	$30,652	$29,994
Merchandise sales (per site per month)	63	64	65	61	60
Merchandise margin	36.1%	33.0%	33.5%	32.7%	33.3%

(a)	2002 cost of sales reflects an $18.6 million credit associated with our LIFO inventory valuation methodology. We account for our finished product and raw materials inventories under the LIFO inventory valuation method. In 2001, market prices fell below LIFO costs, resulting in a $23.2 million charge to cost of sales. In 2002, market prices recovered significantly, allowing us to recover $18.6 million of the 2001 inventory write-down. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Critical Accounting Policies.”

(b)	Gain on disposition of assets reported in the three months ended March 31, 2005, reflects the initial pre-tax gain recognized in connection with assets contributed in the HEP transaction and one month’s recognition of the deferred gain recorded in connection with the HEP transaction. The transaction was recorded as a partial sale for accounting purposes. See “Business — Pipelines and Product Terminals — HEP Transaction” for additional information related to the HEP transaction.

(c)	If, for purposes of calculating earnings per share, basic and diluted, for the year ended December 31, 2004 and the three months ended March 31, 2005, the weighted average shares, basic and diluted, outstanding during such periods were increased by the shares offered hereby, the resulting earnings per share, basic and diluted, for such periods would be $ and $ , respectively.

(d)	Gross margin is calculated as net sales less cost of sales (excluding depreciation and amortization). However, gross margin is not a recognized measurement under U.S. generally accepted accounting principles, or GAAP. We compare our gross margin to industry benchmarks to aid in the assessment of our operating performance. Our gross margin calculation may not be comparable to the gross margin calculation of other companies.

(e)	EBITDA represents earnings before minority interest, income tax expense, interest expense, depreciation, amortization and gain on dispositions of assets. However, EBITDA is not a recognized measurement under GAAP. Our management believes that the presentation of EBITDA is useful to investors because it is frequently used by securities, analysts, investors and other interested parties in the evaluation of companies in our industry. In addition, our management believes that EBITDA is useful in evaluating our operating performance compared to that of other companies in our industry because the calculation of EBITDA generally eliminates the effects of minority interests, financings, income taxes and dispositions of assets and the accounting effects of capital expenditures and acquisitions, items which may vary for different companies for reasons unrelated to overall operating performance. EBITDA, with adjustments specified in our credit agreements, is also the basis for calculating selected financial ratios as required in the debt covenants in our credit agreements.

EBITDA has limitations as an analytical tool, and you should not consider it in isolation, or as a substitute for analysis of our results as reported under GAAP. Some of these limitations are:

•	EBITDA does not reflect our cash expenditures or future requirements for capital expenditures or contractual commitments;

•	EBITDA does not reflect the interest expense or the cash requirements necessary to service interest or principal payments on our debt;

•	EBITDA does not reflect the prior claim that minority stockholders have on the income generated by our non-wholly-owned subsidiaries;

•	EBITDA does not reflect changes in or cash requirements for our working capital needs; and

•	Other companies in our industry may calculate EBITDA differently than we do, limiting its usefulness as a comparative measure.

Because of these limitations, EBITDA should not be considered a measure of discretionary cash available to us to invest in the growth of our business. We compensate for these limitations by relying primarily on our GAAP results and using EBITDA only supplementally.

The following table reconciles net income to EBITDA for the periods presented:

				Three Months
	Year Ended December 31,			Ended March 31,

	2002	2003	2004	2004	2005

	(dollars in thousands)
Net income	$4,352	$14,068	$25,132	$1,497	$22,436
Minority interest	2,029	681	2,565	213	1,565
Income tax expense	3,913	9,105	18,315	1,119	15,655
Interest expense	14,385	16,284	23,704	6,015	5,007
Depreciation and amortization	14,853	18,262	19,064	4,762	4,834
Gain on disposition of assets	—	—	(175)	—	(27,693)

EBITDA	$39,532	$58,400	$88,605	$13,606	$21,804

(f)	Capital expenditures include $40.4 million, $10.0 million and $10.0 million paid in 2002, 2003 and 2004, respectively, in connection with our acquisition of the 40% equity interest in Alon Capital that was previously owned by third parties. Capital expenditures for the three months ended March 31, 2005 are net of $118.0 million of net cash proceeds received in the HEP transaction. See “Business — Pipelines and Product Terminals — HEP Transaction” for additional information related to the HEP transaction.

(g)	The non-integrated marketing sales volume represents refined products sales to our wholesale marketing customers located in our non-integrated region. The refined products we sell in this region are obtained from third-party suppliers. The non-integrated marketing margin represents the gross margin (net sales less cost of sales) attributable to the non-integrated refined products sales volume.

(h)	Refinery throughput represents the total of crude oil and blendstock inputs in the refinery production process.

Summary Pro Forma Financial Information
      On February 28, 2005, we completed the contribution of three product pipelines and three product terminals to HEP. In exchange for this contribution, we received $120 million in cash and 937,500 subordinated Class B limited partnership units in HEP. Simultaneously with this transaction, we entered into a Pipelines and Terminals Agreement with HEP with an initial term of 15 years and three additional five-year renewal terms exercisable at our option. Pursuant to the Pipelines and Terminals Agreement, we have agreed to transport and store minimum volumes of refined products in these pipelines and terminals and to pay specified tariffs and fees for such transportation and storage during the term of such agreement.
      The following summary pro forma financial information for the year ended December 31, 2004 and the three months ended March 31, 2005, is derived from the unaudited pro forma statements of operations contained under “Unaudited Pro Forma Condensed Consolidated Financial Information.” This information gives effect to the HEP transaction and the repayment of $25 million of indebtedness with a portion of the proceeds therefrom as if each such transaction had occurred on January 1, 2004. This information does not give effect to this offering or the application of the net proceeds thereof, including the effect of this offering on interest expense, the termination of our payment obligations under our management and consulting agreement with Alon Israel or the recent expansion of our Big Spring refinery’s crude oil throughput capacity from 62,000 bpd to 70,000 bpd. Earnings per share data are based upon the weighted average number of shares outstanding during the periods presented, as adjusted for the 33,600-for-one stock split, and do not reflect the increase in outstanding shares that will result from this offering.
      The following summary pro forma financial information is presented for informational purposes only and does not purport to represent or be indicative of the results that actually would have been obtained had the transactions described above occurred on January 1, 2004 or that may be obtained for any future period.
      The information presented below should be read in conjunction with “Use of Proceeds,” “Capitalization,” “Unaudited Pro Forma Condensed Consolidated Financial Information,” “Selected Historical Consolidated and Combined Financial and Operating Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the consolidated financial statements and notes thereto included elsewhere in this prospectus.

		Three Months
	Year Ended	Ended
	December 31, 2004	March 31, 2005

	(dollars in thousands,
	except per share data)
STATEMENT OF OPERATIONS DATA:
Net sales	$1,707,564	$407,974
Operating costs and expenses:
Cost of sales	1,485,346	354,337
Direct operating expenses	75,742	18,336
Selling, general and administrative expenses	73,554	16,665
Depreciation and amortization	17,414	4,565

Total operating costs and expenses	1,652,056	393,903

Gain on disposition of assets	175	—

Operating income	55,683	14,071
Interest expense	21,954	4,695
Equity (earnings) in investee	(599)	(314)
Other (income), net	(277)	(250)
Income tax expense	13,810	3,917
Minority interest in income of subsidiaries	1,987	558

Net income	$18,808	$5,465

Earnings per share, basic and diluted	$.54	$.16
Weighted average shares, basic and diluted	35,001,120	35,001,120

		Three Months
	Year Ended	Ended
	December 31, 2004	March 31, 2005

	(dollars in thousands, except
	per barrel data)
OTHER DATA:
Gross Margin(a)	$222,218	$53,637
EBITDA(b)	73,798	19,200
Per barrel of throughput:
Gross refining and marketing margin	$7.35	$9.91
Direct operating expenses	3.36	4.29

(a)	Gross margin is calculated as net sales less cost of sales (excluding depreciation and amortization). However, gross margin is not a recognized measurement under GAAP. We compare our gross margin to industry benchmarks to aid in the assessment of our operating performance. Our gross margin calculation may not be comparable to the gross margin calculation of other companies.

(b)	EBITDA represents earnings before minority interest, income tax expense, interest expense, depreciation, amortization and gain on dispositions of assets. However, EBITDA is not a recognized measurement under GAAP. Our management believes that the presentation of EBITDA is useful to investors because it is frequently used by securities analysts, investors and other interested parties in the evaluation of companies in our industry. In addition, our management believes that EBITDA is useful in evaluating our operating performance compared to that of other companies in our industry because the calculation of EBITDA generally eliminates the effects of minority interests, financings, income taxes and dispositions of assets and the accounting effects of capital expenditures and acquisitions, items which may vary for different companies for reasons unrelated to overall operating performance. EBITDA, with adjustments specified in our credit agreements, is also the basis for calculating selected financial ratios as required in the debt covenants in our credit agreements.

EBITDA has limitations as an analytical tool, and you should not consider it in isolation, or as a substitute for analysis of our results as reported under GAAP. Some of these limitations are:

•	EBITDA does not reflect our cash expenditures or future requirements for capital expenditures or contractual commitments;

•	EBITDA does not reflect the interest expense or the cash requirements necessary to service interest or principal payments on our debt;

•	EBITDA does not reflect the prior claim that minority stockholders have on the income generated by our non-wholly-owned subsidiaries;

•	EBITDA does not reflect changes in or cash requirements for our working capital needs; and

•	Other companies in our industry may calculate EBITDA differently than we do, limiting its usefulness as a comparative measure.

Because of these limitations, EBITDA should not be considered a measure of discretionary cash available to us to invest in the growth of our business. We compensate for these limitations by relying primarily on our GAAP results and using EBITDA only supplementally.

The following table reconciles pro forma net income to pro forma EBITDA for the periods presented:

	Year Ended	Three Months
	December 31, 2004	Ended March 31, 2005

	(dollars in thousands)
Net income	$18,808	$5,465
Minority interest	1,987	558
Income tax expense	13,810	3,917
Interest expense	21,954	4,695
Depreciation and amortization	17,414	4,565
Gain on disposition of assets	(175)	—

EBITDA	$73,798	$19,200

RISK FACTORS
      An investment in our common stock involves various risks. Before making an investment in our common stock, you should carefully consider the following risks, as well as the other information contained in this prospectus, including our consolidated financial statements and the notes thereto and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.” The risks described below are those which we believe are the material risks we face. Any of the risk factors described below could significantly and adversely affect our business, prospects, financial condition and results of operations. As a result, the trading price of our common stock could decline and you may lose a part or all of your investment.
Risks Relating to Our Business and Our Industry
The price volatility of crude oil, other feedstocks, refined products and fuel and utility services may have a material adverse effect on our earnings, profitability and cash flows.
      Our refining and marketing earnings, profitability and cash flows from operations depend on the margin above fixed and variable expenses (including the cost of refinery feedstocks, such as crude oil) at which we are able to sell refined products. Refining margins historically have been volatile, and are likely to continue to be volatile, as a result of a variety of factors, including fluctuations in the prices of crude oil, other feedstocks, refined products and fuel and utility services.
      In recent years, the prices of crude oil, other feedstocks and refined products have fluctuated substantially. For example, from January 2003 to March 31, 2005, the price for WTI crude oil fluctuated between $25.20 and $56.88 per barrel, while the price for Gulf Coast unleaded gasoline fluctuated between 69.4 cents per gallon, or cpg, and 161.7 cpg. These fluctuations were due to, among other things, increased demand for fuel products in the United States, China and India and high utilization rates for existing U.S. refineries. Future volatility may have a negative effect on our results of operations to the extent the margin between refined product prices and feedstock prices narrows.
      The nature of our business requires us to maintain substantial quantities of crude oil and refined product inventories. Because crude oil and refined products are essentially commodities, we have no control over the changing market value of these inventories. Because our inventory is valued at the lower of cost or market value under the LIFO inventory valuation methodology, if the market value of our inventory were to decline to an amount less than our LIFO cost, we would record a write-down of inventory and a non-cash charge to cost of sales. For example, during 2001, inventory market prices declined significantly below our inventory cost determined under the LIFO valuation method, resulting in our recording a $23.2 million write-down of inventory and a corresponding non-cash charge to cost of sales. In 2002, the market prices for our inventory increased significantly, allowing us to recover $18.6 million of the 2001 inventory write-down with a corresponding non-cash credit to cost of sales.
      In addition, the volatility in costs of fuel, principally natural gas, and other utility services, principally electricity, used by our refinery and other operations affect operating costs. Fuel and utility prices have been, and will continue to be, affected by factors outside our control, such as supply and demand for fuel and utility services in both local and regional markets. Natural gas prices have historically been volatile. For example, daily prices as reported on the NYMEX ranged between $4.57 and $8.75 per million British thermal units, or MMBTU, in 2004. During the first quarter of 2005, these prices ranged between $5.79 and $7.65 per MMBTU. Typically, electricity prices fluctuate with natural gas prices. Future increases in fuel and utility prices may have a negative effect on our results of operations.

The prices of crude oil, feedstocks and refined products depend upon many factors that are beyond our control and could adversely affect our profitability.
      Prices of crude oil, other feedstocks and refined products depend on numerous factors beyond our control, including the supply of and demand for crude oil, other feedstocks, gasoline and other refined products. Such supply and demand are affected by, among other things:

•	changes in global and local economic conditions;

•	domestic and foreign demand for fuel products, especially in the United States, China and India;

•	worldwide political conditions, particularly in significant oil producing regions such as the Middle East, West Africa and Venezuela;

•	the level of foreign and domestic production of crude oil and refined products and the level of crude oil, feedstock and refined products imported into the United States;

•	utilization rates of U.S. refineries;

•	development and marketing of alternative and competing fuels;

•	U.S. government regulations; and

•	local factors, including market conditions, weather conditions and the level of operations of other refineries and pipelines in our markets.
      If the margin between refined product prices and crude oil and other feedstock prices contracts, it could negatively affect our earnings and profitability.

Our profitability is linked to the sweet/sour crude oil price spread, which increased significantly in 2004. A decrease in this spread would negatively affect our profitability.
      Our profitability is linked to the price spread between sweet crude oil and sour crude oil, which we refer to as the sweet/sour spread. We prefer to refine sour crude oils because they have historically provided wider refining margins than sweet crude oils. During 2004, relatively high demand for sweet crude oils due to increasing demand for lower sulfur fuels resulted in a wider sweet/sour spread. However, a tightening of the sweet/sour spread could adversely affect our profitability, particularly if there is a worldwide softening of product demand that lessens the demand for sweet crude oils.

If the price of crude oil increases significantly, it could limit our ability to purchase enough crude oil to operate our refinery at full capacity.
      We rely in part on borrowings and letters of credit under our revolving credit facility to purchase crude oil for our refinery. If the price of crude oil increases significantly, we may not have sufficient capacity under our revolving credit facility to purchase enough crude oil to operate our refinery at full capacity. A failure to operate our refinery at full capacity could adversely affect our profitability and cash flows.

Changes in our credit profile could affect our relationships with our suppliers, which could have a material adverse effect on our liquidity and our ability to operate our Big Spring refinery at full capacity.
      Changes in our credit profile could affect the way crude oil suppliers view our ability to make payments and induce them to shorten the payment terms of their invoices with us. Due to the large dollar amounts and volume of our crude oil and other feedstock purchases, any imposition by our creditors of more burdensome payment terms on us may have a material adverse effect on our liquidity and our ability to make payments to our suppliers. This in turn could cause us to be unable to operate our Big Spring refinery at full capacity. A failure to operate our refinery at full capacity could adversely affect our profitability and cash flows.

Covenants and events of default in our debt instruments could limit our ability to undertake certain types of transactions and adversely affect our liquidity.
      Our revolving credit facility and term loan contain negative and financial covenants and events of default that may limit our financial flexibility and ability to undertake certain types of transactions. For instance, we are subject to negative covenants that restrict our activities, including restrictions on creating liens, engaging in mergers, consolidations and sales of assets, incurring additional indebtedness, providing guaranties, engaging in different businesses, making loans and investments, entering into certain lease obligations, making certain capital expenditures, making certain dividend, debt and other restricted payments, compromising or adjusting receivables, engaging in certain transactions with affiliates and amending or waiving certain material agreements. We are also subject to financial covenants that require us to maintain specified financial ratios and to satisfy other financial tests. In addition, an event of default would occur if Mr. Wiessman were to cease to be our chairman or Mr. Morris were to cease to be, with respect to our revolving credit facility, involved in the operations and management of our business, or with respect to our term loan, the president and chief executive officer of Alon USA, and in all cases an acceptable successor were not appointed within 180 days, or if Alon Israel were to cease to own at least 51% of the aggregate voting power represented by our outstanding capital stock. If we fail to satisfy the covenants set forth in our revolving credit facility and term loan or another event of default occurs under these facilities, the maturity of the loans could be accelerated or, in the case of the revolving credit facility, we could be prohibited from borrowing for our working capital needs. If the loans are accelerated and we do not have sufficient cash on hand to pay all amounts due, we could be required to sell assets, to refinance all or a portion of our indebtedness or to obtain additional financing. Refinancing may not be possible and additional financing may not be available on commercially acceptable terms, or at all. If we cannot borrow under the revolving credit facility, we would need to seek additional financing, if available, or curtail our operations.

Competition in the refining and marketing industry is intense, and an increase in competition in the markets in which we sell our products could adversely affect our earnings and profitability.
      We compete with a broad range of companies in our refining and marketing operations. Many of these competitors are integrated, multinational oil companies that are substantially larger than we are. Because of their diversity, integration of operations, larger capitalization, larger and more complex refineries and greater resources, these companies may be better able to withstand volatile market conditions, to compete on the basis of price and to obtain crude oil in times of shortage.
      The recently completed Longhorn pipeline runs approximately 700 miles from the Houston area of the Gulf Coast to El Paso and has an estimated maximum capacity of 225,000 bpd. This pipeline provides Gulf Coast refiners and other shippers with improved access to markets in West Texas and New Mexico. We anticipate that any additional supply provided by this pipeline will lower prices and increase price volatility in the El Paso market and could adversely affect our sales and profitability in this market.

Competition in the retail industry is intense, and an increase in competition in the markets in which our retail businesses operate could adversely affect our earnings and profitability.
      Our retail operations compete with numerous convenience stores, gasoline service stations, supermarket chains, drug stores, fast food operations and other retail outlets. Increasingly, high-volume grocery and dry-goods retailers, such as Albertson’s, Wal-Mart and HEB, a Texas-based regional grocer, are entering the gasoline retailing business. Many of these competitors are substantially larger than we are. Because of their diversity, integration of operations and greater resources, these companies may be better able to withstand volatile market conditions or levels of low or no profitability in the retail segment. In addition, these retailers may use promotional pricing or discounts, both at the pump and in the store, to encourage in-store merchandise sales. These activities by our competitors could adversely affect our profit margins. Additionally, our convenience stores could lose market share, relating to both gasoline and merchandise, to these and other retailers, which could adversely affect our sales and profitability.

      Our convenience stores compete in large part based on their ability to offer convenience to customers. Consequently, changes in traffic patterns and the type, number and location of competing stores could result in the loss of customers and reduced sales and profitability at affected stores.

We may incur significant costs to comply with new or changing environmental laws and regulations.
      Our operations are subject to extensive regulatory controls on air emissions, water discharges, waste management and the clean-up of contamination that can require costly compliance measures. We anticipate that compliance with new regulations lowering the permitted level of sulfur in gasoline and highway diesel fuel will require us to spend approximately $29.4 million through 2010, of which approximately $6.5 million is expected to be spent in the remainder of 2005. Actual costs could, however, significantly exceed current estimates, and we may be required to incur such costs at an earlier date than planned, particularly if we were to lose our small refiner status. If we fail to meet environmental requirements, we may be subject to administrative, civil and criminal proceedings by state and federal authorities, as well as civil proceedings by environmental groups and other individuals, which could result in substantial fines and penalties against us as well as governmental or court orders that could alter, limit or stop our operations.
      In addition, new laws and regulations, new interpretations of existing laws and regulations, increased governmental enforcement or other developments could require us to make additional unforeseen expenditures. Many of these laws and regulations are becoming increasingly stringent, and the cost of compliance with these requirements can be expected to increase over time. We are not able to predict the impact of new or changed laws or regulations or changes in the ways that such laws or regulations are administered, interpreted or enforced. The requirements to be met, as well as the technology and length of time available to meet those requirements, continue to develop and change. To the extent that the costs associated with meeting any of these requirements are substantial and not adequately provided for, our earnings and cash flows could suffer.

We may incur significant costs and liabilities with respect to environmental lawsuits and proceedings and any investigation and remediation of existing and future environmental conditions.
      We are currently investigating and remediating, in some cases pursuant to government orders, soil and groundwater contamination at our refinery, terminals and convenience stores. Since August 2000, we have spent approximately $10.3 million with respect to the investigation and remediation of our Big Spring refinery and our terminals. We anticipate spending an additional $6.7 million in investigation and remediation expenses over the next five years. We cannot assure you, however, that we will not have to spend more than this amount. Our handling and storage of petroleum and hazardous substances may lead to additional contamination at our facilities and facilities to which we send or sent wastes or by-products for treatment or disposal, in which case we may be subject to additional cleanup costs, governmental penalties, and third-party suits alleging personal injury and property damage. Although we have sold three of our pipelines and three of our terminals pursuant to the HEP transaction, we have agreed, subject to certain limitations, to indemnify HEP for costs and liabilities that may be incurred by them as a result of environmental conditions existing at the time of the sale. See “Business — Environmental Regulation — Environmental Indemnity to HEP.” If we are forced to incur costs or pay liabilities in connection with such proceedings and investigations, such costs and payments could be significant and could adversely affect our profitability.
We could incur substantial costs or disruptions in our business if we cannot obtain or maintain necessary permits and authorizations or otherwise comply with health, safety, environmental and other laws and regulations.
      From time to time, we have been sued or investigated for alleged violations of health, safety, environmental and other laws. If a lawsuit or enforcement proceeding were commenced or resolved against us, we could incur significant costs and liabilities. In addition, our operations require numerous permits and authorizations under various laws and regulations. These authorizations and permits are subject to revocation, renewal or modification and can require operational changes to limit impacts or potential impacts on the environment and/or health and safety. A violation of authorization or permit conditions or other legal or regulatory requirements could result in substantial fines, criminal sanctions, permit revocations, injunctions, and/or facility shutdowns. In addition, major modifications of our operations could require modifications to our existing permits or upgrades to our existing pollution control equipment. Any or all of these matters could have a negative effect on our earnings and cash flows.

We may incur significant costs to comply with new or changing laws and regulation related to our pipelines.
      Our Amdel pipeline is regulated by the Federal Energy Regulatory Commission. All of our pipelines are regulated by the Department of Transportation, and our intrastate pipelines are regulated by the Texas Railroad Commission. Both the State of Texas and the Federal Department of Transportation have recently promulgated new regulations on pipeline safety. These regulations require pipelines that are located in populated or environmentally sensitive areas to prepare and implement a program for managing the integrity of these pipelines, including the repair of any defects identified as a result of pipeline integrity assessments. We estimate that compliance with these new regulations will require us to invest $1.3 million over the next five years. Actual costs could, however, significantly exceed current estimates. If we fail to meet these new regulations, we may be subject to administrative, civil and criminal proceedings, which could result in substantial fines and penalties against us as well as governmental or court orders that could alter, limit or stop our pipeline operations. To the extent our pipelines become subject to new or changing laws or regulations in the future, we may need to incur additional costs to comply with these laws and regulations.
The dangers inherent in our operations could cause disruptions and could expose us to potentially significant losses, costs or liabilities. We are particularly vulnerable to disruptions in our operations because all of our refining operations are conducted at a single facility.
      Our operations are subject to significant hazards and risks inherent in refining operations and in transporting and storing crude oil, intermediate products and refined products. These hazards and risks include, but are not limited to, natural disasters, fires, explosions, pipeline ruptures and spills, third party interference and mechanical failure of equipment at our or third-party facilities, any of which could result in production and distribution difficulties and disruptions, environmental pollution, personal injury or wrongful death claims and other damage to our properties and the properties of others.
      Because all of our refining operations are conducted at a single refinery, any such events at our refinery could significantly disrupt our production and distribution of refined products, and any sustained disruption could have a material adverse effect on our business, financial condition and results of operations. For example, in September 2002, a fire at our refinery caused the refinery to be shut down for 12 days. After giving effect to insurance and other recoveries from third parties, our net losses associated with the fire, including lost margin opportunity due to the interruption of our business, were approximately $4.0 million.
We are subject to interruptions of supply as a result of our reliance on pipelines for transportation of crude oil and refined products.
      Our refinery receives substantially all of its crude oil and delivers a substantial percentage of its refined products through pipelines. We could experience an interruption of supply or delivery, or an increased cost of receiving crude oil and delivering refined products to market, if the ability of these pipelines to transport crude oil or refined products is disrupted because of accidents, governmental regulation, terrorism, other third-party action or any of the types of events described in the preceding risk factor. Our prolonged inability to use any of the pipelines that we use to transport crude oil or refined products could have a material adverse effect on our business, financial condition and results of operations.

Our insurance policies do not cover all losses, costs or liabilities that we may experience.
      We maintain significant insurance coverage, capped at $260.0 million, but it does not cover all potential losses, costs or liabilities, and our business interruption insurance coverage does not apply unless a business interruption exceeds 45 days. We could suffer losses for uninsurable or uninsured risks or in amounts in excess of our existing insurance coverage. Our ability to obtain and maintain adequate insurance may be affected by conditions in the insurance market over which we have no control. The occurrence of an event that is not fully covered by insurance could have a material adverse effect on our business, financial condition and results of operations.
We are exposed to risks associated with the credit-worthiness of our insurers.
      The insurer under three of our environmental policies is The Kemper Insurance Companies, which has experienced significant downgrades of its credit ratings in recent years. Of these three policies, two are 20-year policies that were purchased to protect us against expenditures not covered by our indemnification agreement with Fina, and the third policy is a ten-year policy covering our operations subsequent to our acquisition of them from Fina. Our insurance brokers have advised us that environmental insurance policies with terms in excess of ten years are not currently generally available and that policies with shorter terms are available only at premiums substantially in excess of the premiums paid for our policies with Kemper. Accordingly, we are currently subject to the risk that Kemper will be unable to comply with its obligations under these policies and that comparable insurance may not be available or, if available, only at substantially higher premiums than our current premiums with Kemper.
If we lose any of our key personnel, our ability to manage our business and continue our growth could be negatively impacted.
      Our future performance depends to a significant degree upon the continued contributions of our senior management team and key technical personnel. We do not currently maintain key man life insurance with respect to any member of our senior management team. The loss or unavailability to us of any member of our senior management team or a key technical employee could significantly harm us. We face competition for these professionals from our competitors, our customers and other companies operating in our industry. To the extent that the services of members of our senior management team and key technical personnel would be unavailable to us for any reason, we would be required to hire other personnel to manage and operate our company and to develop our products and technology. We cannot assure you that we would be able to locate or employ such qualified personnel on acceptable terms or at all.
A substantial portion of our refining workforce is unionized, and we may face labor disruptions that would interfere with our operations.
      As of April 30, 2005, we employed approximately 170 people at our refinery, approximately 120 of whom were covered by a collective bargaining agreement. The collective bargaining agreement expires March 31, 2006. We may not be able to renegotiate our collective bargaining agreement on satisfactory terms or at all. A failure to do so may increase our costs. In addition, our existing labor agreement may not prevent a strike or work stoppage in the future, and any such work stoppage could have a material adverse affect on our results of operation and financial condition.
We conduct our convenience store business under a license agreement with 7-Eleven, and the loss of this license could adversely affect the results of operations of our retail segment.
      All of our convenience store operations are currently conducted under the 7-Eleven name pursuant to a license agreement between 7-Eleven, Inc. and us. 7-Eleven may terminate the agreement if we default on our obligations under the agreement. This termination would result in our convenience stores losing the use of the 7-Eleven brand name, the accompanying 7-Eleven advertising and certain other brand names used exclusively by 7-Eleven. Termination of the license agreement could have a material adverse affect on our convenience store operations.

We may not be able to successfully execute our strategy of growth through acquisitions.
      A component of our growth strategy is to selectively acquire refining and marketing assets and retail assets in order to increase cash flow and earnings. Our ability to do so will be dependent upon a number of factors, including our ability to identify acceptable acquisition candidates, consummate acquisitions on favorable terms, successfully integrate acquired assets and obtain financing to fund acquisitions and to support our growth and many other factors beyond our control. Risks associated with acquisitions include those relating to:

•	diversion of management time and attention from our existing business;

•	challenges in managing the increased scope, geographic diversity and complexity of operations;

•	difficulties in integrating the financial, technological and management standards, processes, procedures and controls of an acquired business with those of our existing operations;

•	liability for known or unknown environmental conditions or other contingent liabilities not covered by indemnification or insurance;

•	greater than anticipated expenditures required for compliance with environmental or other regulatory standards or for investments to improve operating results;

•	difficulties in achieving anticipated operational improvements;

•	incurrence of additional indebtedness to finance acquisitions or capital expenditures relating to acquired assets; and

•	issuance of additional equity, which could result in further dilution of the ownership interest of existing stockholders.
      We may not be successful in acquiring additional assets, and any acquisitions that we do consummate may not produce the anticipated benefits or may have adverse effects on our business and operating results.
Terrorist attacks, threats of war or actual war may negatively affect our operations, financial condition, results of operations and prospects.
      Terrorist attacks in the United States and the war with Iraq, as well as events occurring in response to or in connection with them, may adversely affect our operations, financial condition, results of operations and prospects. Energy-related assets (which could include refineries, terminals and pipelines such as ours) may be at greater risk of future terrorist attacks than other possible targets in the United States. A direct attack on our assets or assets used by us could have a material adverse effect on our operations, financial condition, results of operations and prospects. In addition, any terrorist attack could have an adverse impact on energy prices, including prices for our crude oil and refined products, and an adverse impact on the margins from our refining and marketing operations. In addition, disruption or significant increases in energy prices could result in government-imposed price controls.
      While we currently maintain insurance that provides coverage against terrorist attacks, such insurance has become increasingly expensive and difficult to obtain. Therefore, it is possible that we will not be able to purchase this coverage in the future or to afford it if it remains available.

If the price of crude oil increases significantly, it could reduce our profit on our fixed-price asphalt supply contracts.
      We enter into fixed-price supply contracts pursuant to which we agree to deliver asphalt to customers at future dates. We set the pricing terms in these agreements based, in part, upon the price of crude oil at the time we enter into each contract. If the price of crude oil increases from the time we enter into the contract to the time we produce the asphalt, our profits from these sales could be adversely affected.

Our operating results are seasonal and generally lower in the first and fourth quarters of the year.
      Demand for gasoline and asphalt products is generally higher during the summer months than during the winter months due to seasonal increases in highway traffic and road construction work. Seasonal fluctuations in highway traffic also affect motor fuels and merchandise sales in our retail stores. As a result, our operating results for the first and fourth calendar quarters are generally lower than those for the second and third calendar quarters of each year.
We depend upon our subsidiaries for cash to meet our obligations and pay any dividends, and do not own 100% of the stock of our operating subsidiaries.
      We are a holding company. Our subsidiaries conduct all of our operations and own substantially all of our assets. Consequently, our cash flow and our ability to meet our obligations or pay dividends to our stockholders depend upon the cash flow of our subsidiaries and the payment of funds by our subsidiaries to us in the form of dividends, tax sharing payments or otherwise. Our subsidiaries’ ability to make any payments will depend on their earnings, the terms of their indebtedness, including our revolving credit facility and term loan, tax considerations and legal restrictions.
      Three of our executive officers, Messrs. Morris, Hart and Concienne, own shares of non-voting stock of two of our subsidiaries, Alon Assets and Alon Operating. These executive officers own 6.4% of the aggregate equity interest in these subsidiaries and hold options vesting through 2010 which, if exercised, would increase their aggregate ownership to 11.15% of Alon Assets and Alon Operating. To the extent these two subsidiaries pay dividends to us, Messrs. Morris, Hart and Concienne will be entitled to receive pro rata dividends based on their equity ownership. In addition, to the extent that any additional shares of our common stock are issued after this offering (including shares issued pursuant to our 2005 Incentive Compensation Plan), such issuance will not dilute the equity ownership of Messrs. Morris, Hart and Concienne in these subsidiaries.
      Messrs. Morris, Hart and Concienne are parties to stockholders’ agreements with Alon Assets and Alon Operating, pursuant to which we may elect or be required to purchase their shares in connection with put/call rights or rights of first refusal contained in those agreements. The purchase price for the shares is generally determined pursuant to certain formulas set forth in the stockholders’ agreements, but after July 31, 2010, the purchase price, under certain circumstances involving a termination of, or resignation from, employment would be the fair market value of the shares. For additional information, see “Certain Relationships and Related Transactions — Stockholders’ Agreements with Mr. Morris, Mr. Hart and Mr. Concienne” and “Principal Stockholders.”

It may be difficult to serve process on or enforce a United States judgment against certain of our offices and directors.
      Certain of our directors and officers named in this prospectus reside outside the United States. In addition, a substantial portion of the assets of our directors and officers are located outside of the United States. As a result, you may have difficulty serving legal process within the United States upon any of these persons. You may also have difficulty enforcing, both in and outside the United States, judgments you may obtain in United States courts against these persons in any action, including actions based upon the civil liability provisions of United States federal or state securities laws. Furthermore, there is substantial doubt that the courts of the State of Israel would enter judgments in original actions brought in those courts predicated on U.S. federal or state securities laws.

Risks Related to this Offering

There is no existing market for our common stock, and we do not know if one will develop to provide you with adequate liquidity. If our stock price fluctuates after this offering, you could lose a significant part or all of your investment.
      Prior to this offering, there has not been a public market for our common stock. We cannot predict the extent to which investor interest in our company will lead to the development of an active trading market on the New York Stock Exchange or otherwise or how liquid that market might become. If an active trading market does not develop, you may have difficulty selling any of our common stock that you buy. The initial public offering price for the shares will be determined by negotiations between us and the underwriters and may not be indicative of prices that will prevail in the open market following this offering. Consequently, you may not be able to sell shares of our common stock at prices equal to or greater than the price paid by you in this offering. The market price of our common stock may be influenced by many factors, some of which are beyond our control, including:

•	general economic and stock market conditions;

•	risks relating to our business and our industry, including those discussed above;

•	strategic actions by us or our competitors;

•	announcements by us or our competitors of significant contracts, acquisitions, joint marketing relationships, joint ventures or capital commitments;

•	the failure of securities analysts to cover our common stock after this offering or changes in financial estimates by analysts;

•	variations in our quarterly results of operations;

•	future sales of our common stock; and

•	investor perceptions of the investment opportunity associated with our common stock relative to other investment alternatives.
      A decrease in the market price of our common stock could cause you to lose some or all of your investment.

Being a public company will increase our expenses and administrative workload.
      As a public company with listed equity securities, we will need to comply with new laws, regulations and requirements, certain provisions of the Sarbanes-Oxley Act of 2002, related regulations of the Securities and Exchange Commission, or SEC, and requirements of the New York Stock Exchange with which we are not required to comply as a private company. Complying with these statutes, regulations and requirements will occupy a significant amount of the time of our board of directors and management and will increase our costs and expenses. We will need to:

•	institute a more comprehensive compliance function;

•	design, establish, evaluate and maintain a system of internal controls over financial reporting in compliance with the requirements of Section 404 of the Sarbanes-Oxley Act of 2002 and the related rules and regulations of the SEC and the Public Company Accounting Oversight Board;

•	prepare and distribute periodic public reports in compliance with our obligations under the federal securities laws;

•	establish new internal policies, such as those relating to disclosure controls and procedures and insider trading;

•	involve and retain to a greater degree outside counsel and accountants in the above activities; and

•	enhance our investor relations function.

      In addition, we also expect that being a public company subject to these rules and regulations will make it more expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced coverage or incur substantially higher costs to obtain coverage. These factors could also make it more difficult for us to attract and retain qualified members of our board of directors, particularly to serve on our audit and compensation committees, and qualified executive officers.
We will be exposed to risks relating to evaluations of controls required by Section 404 of the Sarbanes-Oxley Act of 2002.
      We are in the process of evaluating our internal controls systems to allow management to report on, and our independent auditors to audit, our internal controls over financial reporting. We will be performing the system and process evaluation and testing (and any necessary remediation) required to comply with the management certification and auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002. We are required to comply with Section 404 by no later than December 31, 2006. However, we cannot be certain as to the timing of completion of our evaluation, testing and remediation actions or the impact of the same on our operations. Furthermore, upon completion of this process, we may identify control deficiencies of varying degrees of severity under applicable SEC and Public Company Accounting Oversight Board rules and regulations that remain unremediated. As a public company, we will be required to report, among other things, control deficiencies that constitute a “material weakness” or changes in internal controls that, or are reasonably likely to, materially affect internal controls over financial reporting. A “material weakness” is a significant deficiency, or combination of significant deficiencies that results in more than a remote likelihood that a material misstatement of the annual or interim financial statements will not be prevented or detected. If we fail to implement the requirements of Section 404 in a timely manner, we might be subject to sanctions or investigation by regulatory authorities such as the SEC or the New York Stock Exchange. Additionally, failure to comply with Section 404 or the report by us of a material weakness may cause investors to lose confidence in our financial statements and our stock price may be adversely affected. If we fail to remedy any material weakness, our financial statements may be inaccurate, we may face restricted access to the capital markets, and our stock price may be adversely affected.
Our controlling stockholder may have conflicts of interest with other stockholders in the future.
      Alon Israel currently owns, directly or indirectly, all of our outstanding capital stock. After this offering, Alon Israel will own, directly or indirectly,      % of our common stock, or      % if the underwriters exercise their over-allotment option in full. As a result, Alon Israel will continue to be able to control the election of our directors, determine our corporate and management policies and determine, without the consent of our other stockholders, the outcome of any corporate transaction or other matter submitted to our stockholders for approval, including potential mergers or acquisitions, asset sales and other significant corporate transactions. So long as Alon Israel continues to own a significant amount of the outstanding shares of our common stock, Alon Israel will continue to be able to strongly influence or effectively control our decisions, including whether to pursue or consummate potential mergers or acquisitions, asset sales and other significant corporate transactions. We cannot assure you that the interests of Alon Israel will coincide with the interests of other holders of our common stock.
You will incur immediate and substantial dilution.
      The initial public offering price per share of our common stock is substantially higher than the net tangible book value per share of our outstanding common stock immediately after the offering. As a result, you will pay a price per share that substantially exceeds the tangible book value of our assets after subtracting our liabilities. At an assumed initial public offering price of $           (the mid-point of the range set forth on the cover of this prospectus), you will incur immediate and substantial dilution in the amount of $           per share. See “Dilution.”

Shares eligible for future sale may adversely affect our common stock price.
      Sales of substantial amounts of our common stock in the public market, or the perception that these sales may occur, could cause the market price of our common stock to decline. This could also impair our ability to raise additional capital through the sale of our equity securities. Under our certificate of incorporation, we are authorized to issue up to 100,000,000 shares of common stock, of which                      shares of common stock will be outstanding following this offering. Of these shares, the shares of common stock sold in this offering will be freely transferable without restriction or further registration under the Securities Act by persons other than “affiliates,” as that term is defined in Rule 144 under the Securities Act. Alon Israel has entered into a lock-up agreement described under the caption “Underwriting,” pursuant to which it agreed, subject to certain exceptions, not to sell or transfer, directly or indirectly, any shares of our common stock for a period of 180 days from the date of this prospectus. However, after the lock-up period expires, Alon Israel will be able to register common stock it owns under the Securities Act pursuant to a registration rights agreement. The registration rights granted to Alon Israel apply to all shares of our common stock owned by Alon Israel. We cannot predict the size of future issuances of our common stock or the effect, if any, that future sales and issuances of shares of our common stock would have on the market price of our common stock. See “Shares Eligible for Future Sale.”

Delaware law and our organization documents may impede or discourage a takeover, which could adversely affect the value of our common stock.
      Provisions of Delaware law and, upon adoption, our certificate of incorporation and bylaws may have the effect of discouraging a change of control of our company or deterring tender offers for our common stock. The anti-takeover provisions of Delaware law impose various impediments to the ability of a third party to acquire control of us, even if a change of control would be beneficial to our existing stockholders. We are currently subject to Delaware anti-takeover provisions. Additionally, provisions of our certificate of incorporation and bylaws will impose various procedural and other requirements, which could make it more difficult for stockholders to effect some corporate actions. For example, our certificate of incorporation will authorize our board to determine the rights, preferences and privileges and restrictions of unissued shares of preferred stock without any vote or action by our stockholders. Thus our board will be able to authorize and issue shares of preferred stock with voting or conversion rights that could adversely affect the voting or other rights of holders of our common stock. Our bylaws will require advance notice for stockholders to nominate director candidates for election or to bring business before an annual meeting of stockholders. Moreover, stockholders will not be permitted to call a special meeting or to require the board of directors to call a special meeting or to take action by written consent. These rights and provisions may have the effect of delaying or deterring a change of control of our company and may limit the price that investors might be willing to pay in the future for shares of our common stock. See “Description of Capital Stock.”

FORWARD-LOOKING STATEMENTS
      This prospectus includes forward-looking statements in addition to historical information. These forward-looking statements are included throughout this prospectus, including in the sections entitled “Prospectus Summary,” “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Refining Industry Overview” and “Business” and relate to matters such as our industry, business strategy, goals and expectations concerning our market position, future operations, margins, profitability, capital expenditures, liquidity and capital resources and other financial and operating information. We have used the words “anticipate,” “assume,” “believe,” “budget,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “potential,” “predict,” “project,” “will,” “future” and similar terms and phrases to identify forward-looking statements in this prospectus.
      Forward-looking statements reflect our current expectations regarding future events, results or outcomes. These expectations may or may not be realized. Some of these expectations may be based upon assumptions or judgments that prove to be incorrect. In addition, our business and operations involve numerous risks and uncertainties, many of which are beyond our control, which could result in our expectations not being realized or otherwise materially affect our financial condition, results of operations and cash flows.
      Actual events, results and outcomes may differ materially from our expectations due to a variety of factors. Although it is not possible to identify all of these factors, they include, among others, the following:

•	changes in general economic conditions and capital markets;

•	changes in the underlying demand for our products;

•	the availability, costs and price volatility of crude oil, other refinery feedstocks and refined products;

•	changes in the sweet/sour spread;

•	actions of customers and competitors;

•	changes in fuel and utility costs incurred by our facilities;

•	disruptions due to equipment interruption, pipeline disruptions or failure at our or third-party facilities;

•	the execution of planned capital projects;

•	adverse changes in the credit ratings assigned to our trade credit and debt instruments;

•	the effects of and cost of compliance with current and future state and federal environmental, economic, safety and other laws, policies and regulations;

•	operating hazards, natural disasters, casualty losses and other matters beyond our control; and

•	the other factors discussed in more detail under “Risk Factors.”
      Many of these factors are described in greater detail under “Risk Factors.” Potential investors are urged to consider these factors and the other factors described under “Risk Factors” carefully in evaluating any forward-looking statements and are cautioned not to place undue reliance on these forward-looking statements. The forward-looking statements included herein are made only as of the date of this prospectus, and we undertake no obligation to update any information contained in this prospectus or to publicly release the results of any revisions to any forward-looking statements that may be made to reflect events or circumstances that occur, or that we become aware of, after the date of this prospectus.

USE OF PROCEEDS
      We estimate that our net proceeds from the sale of                      shares of our common stock in this offering, assuming an offering price of $           per share (the mid-point of the range set forth on the cover of this prospectus), will be approximately $           million ($           million if the underwriters’ option to purchase additional shares is exercised in full), after deducting estimated underwriting discounts and commissions and estimated offering expenses. We intend to use the net proceeds:

•	to fully repay $20.3 million of outstanding subordinated notes payable to Alon Israel;

•	to fully repay $3.8 million of deferred purchase price payable to Fina;

•	to pay an aggregate dividend of $42.2 million to our stockholders of record immediately prior to this offering;

•	if the underwriters’ option to purchase additional shares is exercised, to pay an additional dividend to our stockholders of record immediately prior to this offering equal to 50% of the gross proceeds from the sale of such additional shares; and

•	for general corporate purposes, including discretionary and non-discretionary capital expenditures and the repayment of indebtedness.

      The subordinated notes payable to Alon Israel mature on March 15, 2011 and accrue interest at a fixed rate of 7.0% per annum. The balance of the deferred purchase price payable to Fina is due on August 1, 2005 and accrues interest at an imputed interest rate of 10.0% per annum.
DIVIDEND POLICY
      Alon USA Energy, Inc. historically has not paid dividends to its stockholders, but intends to pay a cash dividend to stockholders of record immediately prior to this offering as described in “Use of Proceeds.” Commencing in the first quarter of 2006, following repayment of our term loan, we intend to pay quarterly cash dividends on our common stock at an initial annual rate of $               per share. The declaration and payment of future dividends to holders of our common stock will be at the discretion of our board of directors and will depend upon many factors, including our financial condition, earnings, legal requirements, restrictions in our debt agreements and other factors our board of directors deems relevant. Our senior secured credit facilities effectively limit our ability to pay dividends with funds provided by our subsidiaries. Proceeds from this offering are not subject to these limitations. In addition, our revolving credit facility permits the payment of dividends in an aggregate amount equal to the amount of proceeds of this offering contributed by Alon USA Energy, Inc. to Alon USA, Inc. and its subsidiaries, which we anticipate will result in our current revolving credit facility permitting us to pay dividends in an aggregate amount of up to $                million.

CAPITALIZATION
      The following table sets forth our cash and cash equivalents and our consolidated capitalization as of March 31, 2005 on an actual basis and as adjusted to give effect to the sale by us of                      shares of our common stock in this offering at an assumed initial offering price of $           per share (the mid-point of the range set forth on the cover of this prospectus), and the application of the net proceeds thereof as described in “Use of Proceeds.”
      You should read this table in conjunction with “Use of Proceeds,” “Selected Historical Consolidated and Combined Financial and Operating Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and the notes thereto included elsewhere in this prospectus.

	At March 31, 2005

	Actual	As Adjusted

	(dollars in thousands,
	except per share amounts)
Cash and cash equivalents	$108,989	$

Debt, including current portion:
Revolving credit facility(a)	$—	$
Term loan(b)	100,000
Retail mortgage and equipment loans	34,063
Subordinated notes payable	20,253
Fina deferred purchase price	3,839

Total debt	158,155

Minority interest in subsidiaries	5,638

Stockholders equity:
Common stock, $0.01 par value, 100,000,000 shares authorized; 35,001,120 shares issued and outstanding	350
Preferred stock, $0.01 par value, 10,000,000 shares authorized; no shares issued and outstanding	—
Additional paid in capital	8,379
Accumulated other comprehensive loss	(2,261)
Retained earnings	87,440

Total stockholders equity	93,908

Total capitalization	$257,701	$

(a)	Our revolving credit facility provides for letters of credit and revolving credit loans. As of March 31, 2005, we had $108.6 million of letters of credit outstanding, no revolving credit loans outstanding and additional availability of $33.0 million, which could be used for either additional letters of credit or revolving credit loans.

(b)	We have the right to prepay our term loan commencing in January 2006. We intend to repay all amounts outstanding under our term loan in the first quarter of 2006.

DILUTION
      As of March 31, 2005, our net tangible book value was approximately $110.9 million, or approximately $3.17 per share of common stock. Net tangible book value per share represents the amount of tangible assets less total liabilities, divided by the number of shares of common stock outstanding.
      On a pro forma basis, after giving effect to (1) the payment of the $42.2 million aggregate dividend to our stockholders of record immediately prior to this offering and (2) the sale of                      shares of common stock in this offering at an assumed initial public offering price of $           per share (the mid-point of the range set forth on the cover of this prospectus) and after deduction of the estimated underwriting discounts and commissions and estimated offering expenses payable by us, our pro forma net tangible book value as of March 31, 2005 would have been approximately $           million, or $           per share. This represents an immediate increase in net tangible book value of $           per share to our existing stockholders and an immediate pro forma dilution of $           per share to purchasers of common stock in this offering. The following table illustrates this dilution on a per share basis:

Assumed initial public offering price per share		$
Net tangible book value per share as of March 31, 2005	$
Increase in net tangible book value per share attributable to new investors

Pro forma net tangible book value per share after the offering

Dilution per share to new investors		$

      The following table summarizes on a pro forma basis as of March 31, 2005, after giving effect to the $42.2 million dividend referenced above (of which $39.5 million will be paid to existing stockholders of Alon Energy) and this offering, the differences between the number of shares of common stock purchased from us, the aggregate cash consideration paid to us and the average price per share paid by existing stockholders since our inception and new investors purchasing shares of common stock in this offering. The calculation below is based on an offering price of $           per share (the mid-point of the range set forth on the cover of this prospectus) before deducting estimated underwriting and offering expenses payable by us:

	Shares Purchased			Total Consideration
Average Price
	Number	Percent		Amount	Percent		Per Share

Existing stockholders			%	$		%	$
New investors							$

Total		100.0%		$	100.0%

      Total consideration and average price per share paid by the existing stockholders in the table above give effect to the aggregate $42.2 million dividend we intend to pay our stockholders of record immediately prior to this offering (of which $39.5 million will be paid to existing stockholders of Alon Energy) .

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL INFORMATION
      On February 28, 2005, we completed the contribution of three product pipelines and three product terminals to HEP. In exchange for this contribution, we received $120 million in cash and 937,500 subordinated Class B limited partnership units in HEP. Simultaneously with this transaction, we entered into a Pipelines and Terminals Agreement with HEP with an initial term of 15 years and three additional five-year renewal terms exercisable at our option. Pursuant to the Pipelines and Terminals Agreement, we have agreed to transport and store minimum volumes of refined products in these pipelines and terminals and to pay specified tariffs and fees for such transportation and storage during the term of such agreement.
      The following unaudited pro forma condensed consolidated statements of operations for the year ended December 31, 2004 and the three months ended March 31, 2005, give effect to the HEP transaction and the repayment of $25 million of indebtedness with a portion of the proceeds therefrom as if each such transaction had occurred on January 1, 2004. The unaudited pro forma condensed consolidated statements of operations do not give effect to this offering or the application of the net proceeds thereof, including the effect of this offering on interest expense, the termination of our payment obligations under our management and consulting agreement with Alon Israel or the recent expansion of our Big Spring refinery’s crude oil throughput capacity from 62,000 bpd to 70,000 bpd. Earnings per share data are based upon the weighted average number of shares outstanding during the period presented, as adjusted for the 33,600-for-one stock split, and do not reflect the increase in outstanding shares that will result from this offering.
      The pro forma adjustments, which are based on available information and certain assumptions that we believe are reasonable, are applied to our historical consolidated financial statements. The unaudited pro forma condensed consolidated statements of operations are provided for informational purposes only and do not purport to represent or be indicative of the results that actually would have been obtained had the transactions described above occurred on January 1, 2004 or that may be obtained for any future period.
      The following unaudited pro forma condensed consolidated statements of operations should be read in conjunction with “Use of Proceeds,” “Capitalization,” “Selected Historical Consolidated and Combined Financial and Operating Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the consolidated financial statements and notes thereto included elsewhere in this prospectus.

	Year Ended December 31, 2004

	Historical	Adjustments		Pro Forma

	(dollars in thousands, except
	per share data)
STATEMENT OF OPERATIONS:
Net sales	$1,707,564	$—		$1,707,564
Operating costs and expenses:
Cost of sales	1,469,940	15,406	(a)	1,485,346
Direct operating expenses	75,742	—		75,742
Selling, general and administrative expenses	73,554	—		73,554
Depreciation and amortization	19,064	(1,650	)(b)	17,414

Total operating costs and expenses	1,638,300	13,756		1,652,056

Gain on disposition of assets	175	—		175

Operating income	69,439	(13,756)		55,683
Interest expense	23,704	(1,750	)(c)	21,954
Equity (earnings) in investee	—	(599	)(d)	(599)
Other (income), net	(277)	—		(277)
Income tax expense	18,315	(4,505	)(e)	13,810
Minority interest in income of subsidiaries	2,565	(578	)(f)	1,987

Net income	$25,132	$(6,324)		$18,808

Earnings per share, basic and diluted	$.72			$.54
Weighted average shares, basic and diluted	35,001,120			35,001,120

	Three Months Ended March 31, 2005

	Historical	Adjustments		Pro Forma

	(dollars in thousands, except
	per share data)
STATEMENT OF OPERATIONS:
Net sales	$407,974	$—		$407,974
Operating costs and expenses:
Cost of sales	351,554	2,783	(a)	354,337
Direct operating expenses	18,336	—		18,336
Selling, general and administrative expenses	16,665	—		16,665
Depreciation and amortization	4,834	(269	)(b)	4,565

Total operating costs and expenses	391,389	2,514		393,903

Gain on disposition of assets	27,693	(27,693	)(g)	—

Operating income	44,278	(30,207)		14,071
Interest expense	5,007	(312	)(c)	4,695
Equity (earnings) in investee	(135)	(179	)(d)	(314)
Other (income), net	(250)	—		(250)
Income tax expense	15,655	(11,738	)(e)	3,917
Minority interest in income of subsidiaries	1,565	(1,007	)(f)	558

Net income	$22,436	$(16,971)		$5,465

Earnings per share, basic and diluted	$.64			$.16
Weighted average shares, basic and diluted	35,001,120			35,001,120

(a)	The adjustment to cost of sales for 2004 reflects $21.0 million of tariff and throughput fees that would have been incurred under the terms of the HEP Pipelines and Terminals Agreement offset by $5.6 million of pipeline and terminal operating expenses that were incurred during 2004. The adjustment to cost of sales for the three months ended March 31, 2005 reflects $3.5 million of tariff and throughput fees that would have been incurred under the terms of the HEP Pipelines and Terminals Agreement offset by $0.7 million of pipeline and terminal operating expenses that were incurred during the two months ended February 28, 2005.

(b)	Represents the depreciation expense for the year ended December 31, 2004 and for the two months ended February 28, 2005 associated with the assets contributed in the HEP transaction. Pipeline and terminal assets are depreciated on a straight-line basis, generally over a 20-25 year period for financial reporting purposes.

(c)	Reflects the elimination of interest expense on the $25.0 million of debt to Alon Israel repaid with a portion of the proceeds received in the HEP transaction, which bore interest at the rate of 7.0% compounded annually.

(d)	Reflects the portion of HEP’s net income that we would have recorded as equity earnings in investee as a result of holding subordinated units in HEP. The equity earnings adjustment is calculated in accordance with the terms of the HEP limited partnership agreement and is based on historical net income for HEP.

(e)	Reflects the tax effect of the preceding pro forma adjustments calculated at a 39.5% effective tax rate.

(f)	Reflects the minority interest effects of the preceding pro forma adjustments at the minority ownership percentage in effect at December 31, 2004 and March 31, 2005.

(g)	Reflects the initial pre-tax gain recognized on the contribution of assets to HEP and one month’s recognition of the deferred gain recorded in connection with the HEP transaction. These gains are excluded from our pro forma results of operations.

SELECTED HISTORICAL CONSOLIDATED AND COMBINED
FINANCIAL AND OPERATING DATA
      The following table sets forth selected historical consolidated and combined financial and operating data for our company and our predecessor. The selected historical combined financial data as of and for the period from January 1, 2000 to July 31, 2000 and as of July 31, 2000 are derived from the audited combined financial statements of our predecessor, which are not included in this prospectus. The selected historical consolidated and combined financial data as of December 31, 2000, 2001 and 2002, for the period from August 1, 2000 to December 31, 2000 and for the year ended December 31, 2001 are derived from our audited consolidated financial statements, which are not included in this prospectus. The selected historical consolidated statement of operations data for each of the three years ended December 31, 2002, 2003 and 2004, and the selected consolidated balance sheet data as of December 31, 2003 and 2004 are derived from our audited consolidated financial statements included elsewhere in this prospectus.
      The selected historical consolidated financial data as of and for the three months ended March 31, 2004 and 2005 are derived from our unaudited consolidated financial statements included elsewhere in this prospectus. We have prepared our unaudited consolidated financial statements on the same basis as our audited consolidated financial statements and have included all adjustments, consisting of normal and recurring adjustments, that we consider necessary for a fair presentation of our financial position and operating results for the unaudited periods. The selected historical consolidated financial and operating data as of and for the three months ended March 31, 2005 are not necessarily indicative of the results that may be obtained for a full year. Earnings per share data are based upon the weighted average number of shares outstanding during the periods presented, as adjusted for the 33,600-for-one stock split, and do not reflect the increase in outstanding shares that will result from this offering.
      We acquired our business, including a 34.4% interest in our subsidiary, SCS, and a 60% interest in our subsidiary, Alon Capital, effective August 1, 2000. We acquired the remaining 65.6% of SCS effective May 1, 2001. A portion of the financing for our acquisition of our business from Fina was in the form of the purchase by third-party investors of 40% of the common stock of our subsidiary, Alon Capital, which holds our refining, pipeline and terminal assets. On August 21, 2002, we acquired this 40% interest in Alon Capital, which we refer to as the Alon Capital minority interest acquisition. As a result of these transactions, the financial and operating data for periods prior to the effective dates of these transactions may not be comparable to the data for periods after the effective dates of these transactions.
      The following selected historical consolidated and combined financial and operating data should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the consolidated financial statements and notes thereto included elsewhere in this prospectus.

	Predecessor	Alon

	January 1,	August 1,					Three Months
	2000 to	2000 to	Year Ended December 31,				Ended March 31,
	July 31,	December 31,
	2000	2000	2001	2002	2003	2004	2004	2005

		(dollars in thousands, except per share data)
STATEMENT OF OPERATIONS DATA:
Net sales	$682,453	$616,741	$1,210,366	$1,207,723	$1,410,766	$1,707,564	$352,723	$407,974
Operating costs and expenses:
Cost of sales (a)	588,254	565,610	1,033,741	1,044,675	1,215,032	1,469,940	302,980	351,554
Direct operating expenses	45,405	26,242	62,587	53,696	66,113	75,742	18,912	18,336
Selling, general and administrative expenses	9,018	8,253	56,397	69,439	69,066	73,554	17,318	16,665
Deprecation and amortization	6,812	2,394	9,417	14,853	18,262	19,064	4,762	4,834

Total operating costs and expenses	649,489	602,499	1,162,142	1,182,663	1,368,473	1,638,300	343,972	391,389

Gain on disposition of assets (b)	—	—	—	—	—	175	—	27,693

Operating income	32,964	14,242	48,224	25,060	42,293	69,439	8,751	44,278
Interest expense (c)	—	5,794	12,337	14,385	16,284	23,704	6,015	5,007
Equity (earnings) in investee	—	—	—	—	—	—	—	(135)
Other (income) expense, net (d)	1,490	(717)	(210)	381	1,819	(277)	(93)	(250)
Income tax expense (c)	—	3,399	13,356	3,913	9,105	18,315	1,119	15,655
Minority interest in income of subsidiaries	—	1,941	5,114	2,029	681	2,565	213	1,565

Net income before accounting change	31,474	3,825	17,627	4,352	14,404	25,132	1,497	22,436
Cumulative effect of adoption of accounting principle	—	—	—	—	336	—	—	—

Net income	$31,474	$3,825	$17,627	$4,352	$14,068	$25,132	$1,497	$22,436

Earnings per share, basic and diluted	N/A	$.11	$.50	$.12	$.40	$.72	$.04	$.64
Weighted average shares, basic and diluted	N/A	35,001,120	35,001,120	35,001,120	35,001,120	35,001,120	35,001,120	35,001,120

CASH FLOW DATA:
Net cash provided by (used in):
Operating activities	$33,642	$63,832	$45,154	$5,001	$76,173	$76,743	$(11,200)	$(16,437)
Investing activities	(8,106)	(157,061)	(37,927)	(70,918)	(34,664)	(39,886)	(2,232)	96,520
Financing activities	(25,536)	98,595	(3,500)	62,238	(39,667)	19,244	29,412	(34,451)

OTHER DATA:
Gross margin (e)	$94,199	$51,131	$176,625	$163,048	$195,734	$237,624	$49,743	$56,420
EBITDA (f)	38,286	17,353	57,851	39,532	58,400	88,605	13,606	21,804
Capital expenditures, net of disposition proceeds (g)	3,257	157,061	36,183	66,967	33,117	37,564	1,142	(106,902)
Capital expenditures for turnarounds and catalysts	4,849	—	1,744	3,951	1,547	2,322	1,090	10,382

BALANCE SHEET DATA (end of period):
Cash and cash equivalents	$—	$5,366	$9,093	$5,414	$7,256	$63,357	$23,236	$108,989
Working capital	18,377	26,397	19,500	30,962	5,071	44,443	53,991	116,924
Total assets	342,579	276,094	281,753	392,066	386,982	472,516	436,111	553,801
Total debt	—	115,152	126,721	214,539	166,816	187,706	202,481	158,155
Stockholders’ equity	—	10,744	29,961	33,128	46,923	71,472	48,560	93,908

	Predecessor	Alon

	January 1,	August 1,					Three Months
	2000 to	2000 to	Year Ended December 31,				Ended March 31,
	July 31,	December 31,
	2000	2000	2001	2002	2003	2004	2004	2005

		(dollars in thousands, except per barrel data)
KEY OPERATING STATISTICS:
Refining and marketing:
Total sales volume (bpd)	92,017	108,299	94,023	93,691	90,914	85,950	82,153	72,253
Non-integrated marketing sales volume (bpd) (h)	31,904	40,336	30,618	25,867	24,093	19,926	19,734	20,061
Non-integrated marketing margin (per barrel sales volume) (h)	$0.65	$0.78	$0.80	$0.44	$0.52	$0.03	$0.03	$(0.93)
Total refinery throughput (bpd)(i)	58,879	63,689	61,556	60,906	64,354	61,664	61,851	47,447
Per barrel of throughput:
Gross refining and marketing margin	$7.16	$4.76	$6.84	$4.65	$5.80	$8.03	$6.58	$10.56
Direct operating expenses	3.31	3.24	2.79	2.42	2.81	3.36	3.36	4.29
Retail:
Number of stores (end of period)	174	173	172	170	170	167	168	167
Fuel sales (thousands of gallons)	47,370	32,333	86,047	91,882	100,389	97,541	24,001	23,387
Fuel sales (thousands of gallons per site per month)	40	38	42	45	50	49	48	48
Fuel margin (cents per gallon)	12.8¢	11.6¢	12.8¢	10.1¢	11.9¢	12.9¢	10.9¢	12.9¢
Merchandise sales	$67,223	$45,906	$117,400	$128,260	$130,413	$130,117	$30,652	$29,994
Merchandise sales (per site per month)	55	53	57	63	64	65	61	60
Merchandise margin	34.6%	38.3%	36.8%	36.1%	33.0%	33.5%	32.7%	33.3%

(a)	2002 cost of sales reflects an $18.6 million credit associated with our LIFO inventory valuation methodology. We account for our finished product and raw materials inventories under the LIFO inventory valuation method. In 2001, market prices fell below LIFO costs, resulting in a $23.2 million charge to cost of sales. In 2002, market prices recovered significantly, allowing us to recover $18.6 million of the 2001 inventories write-down. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Critical Accounting Policies.”

(b)	Gain on disposition of assets reported in the three months ended March 31, 2005, reflects the initial pre-tax gain recognized in connection with assets contributed in the HEP transaction and one month’s recognition of the deferred gain recorded in connection with the HEP transaction. The transaction was recorded as a partial sale for accounting purposes. See “Business — Pipelines and Product Terminals — HEP Transaction” for additional information related to the HEP transaction.

(c)	Our predecessor did not allocate corporate income tax or interest expense to its individual business segments.

(d)	Represents equity in SCS’s net losses (for the year ended December 31, 2000 and the four months ended April 30, 2001), interest income and net miscellaneous expense.

(e)	Gross margin is calculated as net sales less cost of sales (excluding depreciation and amortization). However, gross margin is not a recognized measurement under GAAP. We compare our gross margin to industry benchmarks to aid in the assessment of our operating performance. Our gross margin calculation may not be comparable to the gross margin calculation of other companies.

(f)	EBITDA represents earnings before minority interest, income tax expense, interest expense, depreciation, amortization and gain on dispositions of assets. However, EBITDA is not a recognized measurement under GAAP. Our management believes that the presentation of EBITDA is useful to investors because it is frequently used by securities analysts, investors and other interested parties in the evaluation of companies in our industry. In addition, our management believes that EBITDA is useful in evaluating our operating performance compared to that of other companies in our industry because the calculation of EBITDA generally eliminates the effects of minority interests, financings, income taxes and dispositions of assets and the accounting effects of capital expenditures and acquisitions, items which may vary for different companies for reasons unrelated to overall operating performance. EBITDA, with adjustments specified in our credit agreements, is also the basis for calculating selected financial ratios as required in the debt covenants in our credit agreements.

EBITDA has limitations as an analytical tool, and you should not consider it in isolation, or as a substitute for analysis of our results as reported under GAAP. Some of these limitations are:

• EBITDA does not reflect our cash expenditures or future requirements for capital expenditures or contractual commitments;

• EBITDA does not reflect the interest expense or the cash requirements necessary to service interest or principal payments on our debt;

• EBITDA does not reflect the prior claim that minority stockholders have on the income generated by our non-wholly-owned subsidiaries;

• EBITDA does not reflect changes in or cash requirements for our working capital needs; and

• Other companies in our industry may calculate EBITDA differently than we do, limiting its usefulness as a comparative measure.

Because of these limitations, EBITDA should not be considered a measure of discretionary cash available to us to invest in the growth of our business. We compensate for these limitations by relying primarily on our GAAP results and using EBITDA only supplementally.

The following table provides a reconciliation of net income to EBITDA for the periods presented:

	Predecessor	Alon

	January 1,	August 1,					Three Months
	2000 to	2000 to	Year Ended December 31,				Ended March 31,
	July 31,	December 31,
	2000	2000	2001	2002	2003	2004	2004	2005

		(dollars in thousands)
Net income	$31,474	$3,825	$17,627	$4,352	$14,068	$25,132	$1,497	$22,436
Minority interest	—	1,941	5,114	2,029	681	2,565	213	1,565
Income tax expense	—	3,399	13,356	3,913	9,105	18,315	1,119	15,655
Interest expense	—	5,794	12,337	14,385	16,284	23,704	6,015	5,007
Depreciation and amortization	6,812	2,394	9,417	14,853	18,262	19,064	4,762	4,834
Gain on disposition of assets	—	—	—	—	—	(175)	—	(27,693)

EBITDA	$38,286	$17,353	$57,851	$39,532	$58,400	$88,605	$13,606	$21,804

(g)	Capital expenditures include $40.4 million, $10.0 million and $10.0 million paid in 2002, 2003 and 2004, respectively, in connection with our acquisition of the 40% equity interest in Alon Capital that was previously owned by third parties. Capital expenditures for the three months ended March 31, 2005 are net of $118.0 million of net cash proceeds received in the HEP transaction. See “Business — Pipelines and Product Terminals — HEP Transaction” for additional information related to the HEP transaction.

(h)	The non-integrated marketing sales volume represents refined products sales to our wholesale marketing customers located in our non-integrated region. The refined products we sell in this region are obtained from third-party suppliers. The non-integrated marketing margin represents the gross margin (net sales less cost of sales) attributable to the non-integrated refined products sales volume.

(i)	Refinery throughput represents the total of crude oil and blendstock inputs in the refinery production process.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS
      You should read the following discussion together with the financial statements and the notes thereto included elsewhere in this prospectus. This discussion contains forward-looking statements that are based on management’s current expectations, estimates and projections about our business and operations. The cautionary statements made in this prospectus should be read as applying to all related forward-looking statements wherever they appear in this prospectus. Our actual results may differ materially from those currently anticipated and expressed in such forward-looking statements as a result of a number of factors, including those we discuss under “Risk Factors” and elsewhere in this prospectus. You should read “Risk Factors” and “Forward-Looking Statements.”
Company Overview
      We are an independent refiner and marketer of petroleum products operating primarily in the Southwestern and South Central regions of the United States. Our business consists of two segments: (1) refining and marketing and (2) retail. Our business is physically integrated, with the majority of our Big Spring refinery’s production distributed through our product pipeline and terminal network to our wholesale customers and our retail segment.
      Refining and Marketing Segment. We own and operate a sophisticated sour crude oil refinery in Big Spring, Texas, with a crude oil throughput capacity of 70,000 bpd. Typically, over 90% of the crude oil processed by our Big Spring refinery is sour crude oil. We refine and market petroleum products, including gasoline, diesel, jet fuel, petrochemicals, petrochemical feedstocks, asphalt and other petroleum products, primarily in the Southwestern and South Central regions of the United States.
      We own a crude oil pipeline system totaling approximately 500 miles. Our product pipeline and terminal network consists of seven product pipelines totaling approximately 840 miles and six product terminals that we own or access through leases or long-term throughput agreements. We conduct the majority of our operations in West Texas, Central Texas, Oklahoma, New Mexico and Arizona. We refer to our operations in this region as our physically integrated system because we are able to supply our branded and unbranded distributors in this region with refined products produced at our Big Spring refinery and distributed through our product pipeline and terminal network. Of the approximately 1,300 FINA branded retail sites we supply, more than 550 of these retail sites, including the sites operated by our retail segment, are part of our physically integrated system. We also operate in East Texas and Arkansas. We refer to our operations in this region as our non-integrated system because we supply our branded and unbranded distributors in this region with motor fuels obtained from third parties. We also market unbranded gasoline, diesel, jet fuel, asphalt and other petroleum products. We are one of the largest suppliers of asphalt in West Texas, New Mexico and Arizona.
      Retail Segment. As of March 31, 2005, we operated 167 convenience stores in West Texas and New Mexico. Our convenience stores typically offer merchandise, food products and motor fuels under the 7-Eleven and FINA brand names. We are the largest 7-Eleven licensee in the United States and one of the top three convenience store operators, based on number of stores, in the cities of El Paso, Midland, Odessa, Big Spring and Lubbock, Texas. We also have a significant presence in Wichita Falls, Texas and Albuquerque, New Mexico. We supply our stores with substantially all of their motor fuel needs through our product pipeline and terminal network.
History
      We acquired our Big Spring refinery and certain crude oil pipelines, product pipelines and product terminals from Fina in August 2000. A portion of the financing for the acquisition of our business from Fina was in the form of the purchase by investors of 40% of the common stock of our subsidiary, Alon Capital, which holds our refining, pipeline and terminal assets. On August 21, 2002, we acquired this 40% interest in Alon Capital for an aggregate purchase price of $57.1 million. We refer to this transaction as the Alon Capital minority interest acquisition. This acquisition was accounted for under the purchase method. See “Certain Relationships and Related Transactions — The Alon Capital Minority Interest Acquisition” for a more detailed description of the Alon Capital minority acquisition and information regarding the relationships between the former minority interest holders and certain of our directors and officers.
      On February 28, 2005, we completed the contribution of three of our product pipelines and three of our product terminals to HEP. In exchange for this contribution, we received $120 million in cash and 937,500 subordinated Class B limited partnership units in HEP. Simultaneously with this transaction, we entered into a Pipelines and Terminals Agreement with HEP with an initial term of 15 years and three subsequent five year renewal terms exercisable at our sole option. Pursuant to the Pipelines and Terminals Agreement, we have agreed to transport and store minimum volumes of refined products in these pipelines and terminals and to pay specified tariffs and fees for such transportation and storage during the term of such agreement. See “Business — Pipelines and Product Terminals — HEP Transaction.”
      In March 2005, we successfully completed a major turnaround at our Big Spring refinery. We believe the completion of this project will enable us to operate our Big Spring refinery without significant planned maintenance shut downs for the next four to five years. In connection with this turnaround, we expanded our crude oil throughput capacity from 62,000 bpd to 70,000 bpd. The cost of the expansion project was approximately $6.4 million, or $800 per bpd of additional throughput capacity.
Major Influences on Results of Operations
      Refining and Marketing. Our earnings and cash flow from our refining and marketing segment are primarily affected by the difference between refined product prices and the prices for crude oil and other feedstocks, which we refer to as gross refining and marketing margin. The cost to acquire feedstocks and the price of the refined products we ultimately sell depend on numerous factors beyond our control, including the supply of, and demand for, crude oil, gasoline and other refined products which, in turn, depend on, among other factors, changes in domestic and foreign economies, weather conditions, domestic and foreign political affairs, production levels, the availability of imports, the marketing of competitive fuels and government regulation. While our sales and operating revenues fluctuate significantly with movements in crude oil and refined product prices, it is the spread between crude oil and refined product prices, and not necessarily fluctuations in those prices, that affects our earnings.
      In order to measure our operating performance, we compare our per barrel gross refining and marketing margin to certain industry benchmarks, specifically the Gulf Coast and Group III, or mid-continent, 3/2/1 crack spreads. A 3/2/1 crack spread in a given region is calculated assuming that three barrels of a benchmark crude oil are converted, or cracked, into two barrels of gasoline and one barrel of diesel. We calculate the Gulf Coast 3/2/1 crack spread using the market values of Gulf Coast conventional gasoline and low-sulfur diesel and the market value of WTI crude oil. We calculate the Group III 3/2/1 crack spread using the market values of Group III conventional gasoline and low-sulfur diesel and the market value of WTI crude oil. The Gulf Coast and Group III crack spreads are proxies for the per barrel gross refining and marketing margin that a crude oil refiner situated in the Gulf Coast and Group III region, respectively, would expect to earn if it refined WTI crude oil and sold conventional gasoline and low-sulfur diesel.
      Our refinery is capable of processing substantial volumes of sour crude oil, which has historically cost less than intermediate and sweet crude oils. In addition, we are able to access domestic and foreign crude oils available on the Gulf Coast through our Amdel pipeline, which enables us to better optimize our crude supply. As a result, our per barrel gross refining and marketing margin generally exceeds the Gulf Coast 3/2/1 crack spread. However, our per barrel gross refining and marketing margin is generally less than the Group III 3/2/1 crack spread. The Group III market area has experienced product supply constraints in recent years due to insufficient pipeline capacity from the Gulf Coast to the Group III market area. The supply constraints have caused Group III products to be priced at a premium to Gulf Coast products. We measure the cost advantage of refining sour crude oil by calculating the difference between the value of WTI crude oil less the value of WTS crude oil. We refer to this differential as the sweet/sour spread. A widening of the sweet/sour spread can cause our per barrel gross refining and marketing margin to exceed the Group III 3/2/1 crack spread.
      The results of operations from our refining and marketing segment are also significantly affected by our Big Spring refinery’s operating costs, particularly the cost of natural gas used for fuel and the cost of electricity. Natural gas prices have historically been volatile. For example, natural gas prices ranged between $4.57 and $8.75 per MMBTU in 2004. Over the first quarter of 2005, natural gas prices ranged between $5.79 and $7.65 per MMBTU. Typically, electricity prices fluctuate with natural gas prices.
      Demand for gasoline and asphalt products is generally higher during summer months than during winter months due to seasonal increases in highway traffic and road construction work. As a result, the operating results for our refining and marketing segment for the first and fourth calendar quarters are generally lower than those for the second and third calendar quarters. The effects of seasonal demand for gasoline and asphalt are partially offset by seasonality in demand for diesel, which in our region is generally higher in winter months as east-west trucking traffic moves south to avoid winter conditions on northern routes.
      Safety, reliability and the environmental performance of our refinery operations are critical to our financial performance. On September 11, 2002, we experienced a fire at our refinery resulting in a 12-day shutdown. After giving effect to insurance recoveries and repair costs, our net losses associated with the fire, including lost refining and marketing gross margin due to the interruption of our business, were approximately $4 million. Unplanned downtime of our refinery generally results in lost refining and marketing gross margin opportunity, increased maintenance costs and a temporary increase in working capital investment and inventory. The financial impact of planned downtime, such as a turnaround or major maintenance project, is mitigated through a diligent planning process that considers product availability, gross refining and marketing margin environment and the availability of resources to perform the required maintenance.
      The nature of our business requires us to maintain substantial quantities of crude oil and refined product inventories. Because crude oil and refined products are essentially commodities, we have no control over the changing market value of these inventories. Because our inventory is valued at the lower of cost or market value under the LIFO inventory valuation methodology, price fluctuations generally have little effect on our financial results, unless the market value of our inventory drops below LIFO costs. For periods in which the market price declines below our LIFO cost basis, we could be subject to significant fluctuations in the recorded value of our inventory and related cost of sales. For example, during 2001, inventory market prices declined significantly below our inventory cost determined under the LIFO valuation method, resulting in our recording a $23.2 million non-cash charge to cost of sales. In 2002 the market prices for our inventory increased significantly, allowing us to recover $18.6 million of the 2001 inventory write-down to market with a corresponding non-cash credit to cost of sales.
      Retail. Our earnings and cash flows from our retail segment are primarily affected by the sales and margins of retail merchandise and the sales volumes and margins of motor fuels at our convenience stores. The gross margin of our retail merchandise is retail merchandise sales less the delivered cost of the retail merchandise, net of vendor discounts, measured as a percentage of total sales. Our retail merchandise sales are driven by convenience, branding and competitive pricing. Motor fuel margin is sales less the delivered cost of fuel and motor fuel taxes, measured on a cents per gallon, or cpg, basis. Our motor fuel margins are driven by local supply, demand and competitor pricing. Our goal is to enhance store profitability through new pricing strategies to increase both fuel sales volumes and retail merchandise sales. Our retail sales are seasonal and peak in the second and third quarters of the year, while the first and fourth quarters usually experience lower overall sales.
Market Trends
      High demand for refined products and a strengthening economy resulted in increases in product prices that outpaced increases in crude oil prices in 2004 compared to 2003. The average Gulf Coast and Group III crack spreads for 2004 were $6.77 per barrel and $8.02 per barrel, respectively, as compared to the 2003 average of $4.73 per barrel and $6.74 per barrel, respectively. Crack spreads have remained strong in the first quarter of 2005 as year-on-year demand increases continue at above historical levels in the United States, China and India and refining capacity remained limited. During the first quarter of 2005, average Gulf Coast and Group III crack spreads were $6.62 and $7.94 per barrel, respectively, compared to the first quarter 2004 average Gulf Coast and Group III crack spreads of $6.73 and $6.82 per barrel, respectively.
      The average sweet/sour spread was $5.08 per barrel in the first quarter of 2005, compared to $3.97 per barrel for 2004, and $2.75 per barrel for 2003. The sweet/sour spread widened in 2004 and the first quarter of 2005 as a result of increased demand for sweet crude oils due to low-sulfur gasoline regulations and higher incremental sour crude oil production. According to the Energy Information Administration, or EIA, the growth of sour crude oil production over the next several years is expected to exceed the growth of sweet crude oil production as new discoveries of sour crude oil reserves come to the market from areas such as the deepwater Gulf of Mexico, while sweet crude oil production declines in some major regions such as the North Sea. The need for compliance with low-sulfur fuels standards is also expected to keep demand for sweet crude oils strong relative to sour crude oils. Based on these trends, we believe refining margins will continue to be favorable.
Factors Affecting Comparability
      Our financial condition and operating results over the three year period ended December 31, 2004 and the three month period ended March 31, 2005 have been influenced by the following factors, which are fundamental to understanding comparisons of our period-to-period financial performance.
      In January 2004, we entered into a $100.0 million senior secured term loan facility. We used $70.6 million of the term loan proceeds to repay existing indebtedness and to pay related transaction costs. This net increase in debt, the higher interest rate paid under the term loan and the amortization of debt issuance costs resulted in increased interest expense in 2004 as compared to 2003.
      The contribution of assets in connection with the HEP transaction on February 28, 2005 will result in decreased depreciation expense. Property, plant and equipment, net was reduced by approximately $37.8 million as a result of the HEP transaction.
      Pursuant to our Pipelines and Terminals Agreement with HEP, we have agreed to transport and store minimum volumes of refined products in the pipelines and terminals contributed to HEP during the term of such agreement. Beginning March 1, 2005, tariff and terminalling fees associated with the Pipelines and Terminals Agreement are reflected as a component of cost of sales. In the periods prior to the HEP transaction, tariff and terminalling fees related to the contributed assets were eliminated through consolidation of our financial statements. As of March 1, 2005, the majority of all operating expenses related to the pipelines and terminals contributed to HEP will no longer be incurred by us, resulting in an offsetting decrease in cost of sales. However, we anticipate that the additional tariff and terminalling fees will be greater than the operating expenses that we will no longer incur, resulting in a net increase to cost of sales. This net increase to cost of sales will reduce our per barrel gross refining and marketing margin. See “Unaudited Pro Forma Condensed Consolidated Financial Information” for pro forma financial data that give effect to the HEP transaction.
      The HEP transaction was recorded as a partial sale for accounting purposes. We recognized pre-tax gain of $27.7 million in the first quarter of 2005 in connection with the transaction. We expect the remaining $75.1 million of deferred gain to be recognized between now and 2017. In addition, $6.7 million of pro-rata gain was deferred and is subtracted from the carrying value of our investment in HEP in our consolidated balance sheet. See Note 2 of the consolidated financial statements for the three months ended March 31, 2005 included elsewhere in this prospectus.
      In the first quarter of 2005, we successfully completed a major turnaround at our Big Spring refinery. In connection with this turnaround, we expanded our crude oil throughput capacity from 62,000 bpd to 70,000 bpd at a cost of $6.4 million. These efforts required us to discontinue or reduce production at our

Big Spring refinery for a period of 25 days, which reduced our product availability and increased our working capital requirements. The expansion and turnaround was completed as scheduled and the refinery resumed full production capabilities on March 6, 2005. Our expanded crude oil processing capability should enable us to spread our fixed costs over a higher production base and, consequently, should lower our per barrel direct operating expense. In addition, the increased throughput and the completion of the turnaround should result in increased production and higher sales volumes, which will affect the comparability of our future operating results to periods prior to the turnaround and expansion. Our average refinery production was 61,644 bpd in 2004 compared to 71,021 bpd for the two months ended April 30, 2005.
Critical Accounting Policies
      Our accounting policies are described in the notes to our audited consolidated financial statements included elsewhere in this prospectus. We prepare our consolidated financial statements in conformity with U.S. GAAP. In order to apply these principles, we must make judgments, assumptions and estimates based on the best available information at the time. Actual results may differ based on the accuracy of the information utilized and subsequent events, some of which we may have little or no control over. Our critical accounting policies, which are discussed below, could materially affect the amounts recorded in our consolidated financial statements.
      Inventory. Crude oil, refined products and blendstocks for the refining and marketing segment are priced at the lower of cost or market value. Cost is determined using the LIFO valuation method. Under the LIFO valuation method, we charge the most recent acquisition costs to cost of sales, and we value inventories at the earliest acquisition costs. We selected this method because we believe it more accurately reflects the cost of our current sales. If the market value of inventory is less than the inventory cost on a LIFO basis, then inventory is written down to market value. An inventory write-down to market value results in a non-cash accounting adjustment, decreasing the value of our crude oil and refined products inventory and increasing our cost of sales. For example, in the second half of 2001, market prices were significantly lower than our inventory cost determined under our LIFO valuation method, which resulted in our recording a non-cash charge of $23.2 million to cost of sales and a corresponding decrease in the value of our crude oil and refined products inventory. In 2002, market prices rose substantially, allowing us to recover $18.6 million of the 2001 inventory write-down to market value with a corresponding non-cash credit to cost of sales. Any such recovery results in a non-cash accounting adjustment, increasing the value of our crude oil and refined products inventory and decreasing our cost of sales. Our results of operations could continue to include such non-cash write-downs and recoveries of inventory if market prices for crude oil and refined products return to levels comparable to those in 2001. Market values of crude oil, refined products and blendstocks exceeded LIFO costs by $42.2 million at March 31, 2005.
      Environmental and Other Loss Contingencies. We record liabilities for loss contingencies, including environmental remediation costs, when such losses are probable and can be reasonably estimated. Our environmental liabilities represent the estimated cost to investigate and remediate contamination at our properties. Our estimates are based upon internal and third-party assessments of contamination, available remediation technology and environmental regulations. Accruals for estimated liabilities from projected environmental remediation obligations are recognized no later than the completion of the remedial feasibility study. These accruals are adjusted as further information develops or circumstances change. We do not discount environmental liabilities to their present value unless payments are fixed and determinable, and we record them without considering potential recoveries from third parties. Recoveries of environmental remediation costs from third parties are recorded as assets when receipt is deemed probable. We update our estimates to reflect changes in factual information, available technology or applicable laws and regulations.
      Turnarounds and Chemical Catalyst Costs. We record the cost of planned major refinery maintenance, referred to as turnarounds, and catalysts used in refinery process units, which are typically replaced in conjunction with planned turnarounds, in “other assets” in our consolidated financial statements. Turnaround and catalyst costs are currently deferred and amortized on a straight-line basis beginning the month after the completion of the turnaround and ending immediately prior to the next scheduled turnaround. The amortization of turnaround costs is presented in “depreciation and amortization” in our consolidated financial statements. The amortization of catalyst costs is presented in “direct operating expenses” on our consolidated financial statements.
      Impairment of Long-Lived Assets. We account for impairment of long-lived assets in accordance with SFAS No. 144, Accounting for the Impairment of Disposal of Long-Lived Assets. The adoption of SFAS No. 144 did not have a material effect on our financial position or results of operations. In evaluating our assets, long-lived assets and certain identifiable intangible assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying value of an asset to future net cash flows expected to be generated by the asset. If the carrying value of an asset exceeds its expected future cash flows, an impairment loss is recognized based on the excess of the carrying value of the impaired asset over its fair value. These future cash flows and fair values are estimates based on our judgment and assumptions. Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs of disposition.
      Deferred Income Taxes. Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized as income in the period that includes the enactment date.
      Asset Retirement Obligations. Effective January 1, 2003, we adopted Statement No. 143, Accounting for Asset Retirement Obligations, which established accounting standards for recognition and measurement of a liability for an asset retirement obligation and the associated asset retirement cost. An entity is required to recognize the fair value of a liability for an asset retirement obligation in the period in which it is incurred if a reasonable estimate of fair value can be made. If a reasonable estimate of fair value cannot be made in the period the asset retirement obligation is incurred, the liability should be recognized when a reasonable estimate of fair value can be made.
      In order to determine fair value, management must make certain estimates and assumptions including, among other things, projected cash flows, a credit-adjusted risk-free rate and an assessment of market conditions that could significantly impact the estimated fair value of the asset retirement obligation. These estimates and assumptions are subjective. See Note 9 to our consolidated financial statements included elsewhere in this prospectus for an explanation of the effect of our adoption of Statement No. 143.
Results of Operations
      Net Sales. Net sales consists primarily of sales of refined petroleum products through our refining and marketing segment and sales of merchandise, including food products, and motor fuels through our retail segment. For the refining and marketing segment, net sales consist of gross sales, net of customer rebates or discounts and excise taxes. Net sales for our refining and marketing segment include intersegment sales to our retail segment, which are eliminated through consolidation of our financial statements. Retail net sales consist of gross merchandise sales, less rebates, commissions and discounts, and gross fuel sales, including motor fuel taxes. For our petroleum products, net sales are mainly affected by crude oil and refined product prices and volume changes caused by operations. Our merchandise sales are affected primarily by competition and seasonal influences.
      Gross Margin. Gross margin is net sales less cost of sales. Refining cost of sales includes crude oil and other raw materials, inclusive of transportation costs. Refining industry-wide results are driven and measured by margins, or the difference between refined product prices and the prices for the crude oil, referred to as crack spreads. See “— Major Influences on Results of Operations.” We discuss our refining and marketing segment’s results of operations in terms of gross refining and marketing margins. The retail segment’s operating results are discussed in terms of motor fuel margins and gross merchandise margins. Motor fuel margin is the difference between motor fuel revenues and the net cost of purchased fuel, including transportation costs and associated motor fuel taxes. Gross merchandise margin is the difference between merchandise sales revenues and the net cost of merchandise purchases after application of merchandise rebates and commissions.
      Direct Operating Expenses. Direct operating expenses, all of which relate to our refining and marketing segment, include costs associated with the actual operations of our refinery, such as energy and utility costs, routine maintenance, amortization of catalyst costs, labor, insurance and environmental compliance costs. Environmental compliance costs, including monitoring and routine maintenance, are expensed as incurred. All operating costs associated with our crude oil and product pipelines are considered to be transportation costs and are reflected as cost of sales.
      Selling, General and Administrative Expenses. Selling, general and administrative, or SG&A, expenses consist primarily of costs relating to the operations of our convenience stores, including labor, utilities, maintenance and retail corporate overhead costs. Refining and marketing segment corporate overhead and marketing expenses are also included in SG&A expenses.

      Summary Financial Tables. The following tables provide summary financial data and selected key operating statistics for us and our two operating segments. The summary financial data for our two operating segments does not include SG&A expenses and depreciation and amortization related to our corporate headquarters.
ALON USA ENERGY, INC. CONSOLIDATED

				Three Months Ended
	Year Ended December 31,			March 31,

	2002	2003	2004	2004	2005

	(dollars in thousands)
STATEMENT OF OPERATIONS DATA:
Net sales	$1,207,723	$1,410,766	$1,707,564	$352,723	$407,974
Operating costs and expenses:
Cost of sales	1,044,675	1,215,032	1,469,940	302,980	351,554
Direct operating expenses	53,696	66,113	75,742	18,912	18,336
Selling, general and administrative expenses(a)	69,439	69,066	73,554	17,318	16,665
Depreciation and amortization(b)	14,853	18,262	19,064	4,762	4,834

Total operating costs and expenses	1,182,663	1,368,473	1,638,300	343,972	391,389

Gain on disposition of assets	—	—	175	—	27,693

Operating income	25,060	42,293	69,439	8,751	44,278
Interest expense	14,385	16,284	23,704	6,015	5,007
Equity (earnings) in investee	—	—	—	—	(135)
Other (income) expense, net	381	1,819	(277)	(93)	(250)
Income tax expense	3,913	9,105	18,315	1,119	15,655
Minority interest in income of subsidiaries	2,029	681	2,565	213	1,565

Net income before accounting change	4,352	14,404	25,132	1,497	22,436
Cumulative effect of adoption of accounting principle	—	336	—	—	—

Net income	$4,352	$14,068	$25,132	$1,497	$22,436

OTHER DATA:
Gross margin(c)	$163,048	$195,734	$237,624	$49,743	$56,420
EBITDA(d)	39,532	58,400	88,605	13,606	21,804
Capital expenditures, net of disposition proceeds	66,967	33,117	37,564	1,142	(106,902)
Capital expenditures for turnarounds and catalysts	3,951	1,547	2,322	1,090	10,382

BALANCE SHEET DATA (end of period):
Cash and cash equivalents	$5,414	$7,256	$63,357	$23,236	$108,989
Working capital	30,962	5,071	44,443	53,991	116,924
Total assets	392,066	386,982	472,516	436,111	553,801
Total debt	214,539	166,816	187,706	202,481	158,155
Stockholders’ equity	33,128	46,923	71,472	48,560	93,908

(a)	Includes corporate headquarters selling, general and administrative expenses of $653, $622, $589, $127 and $128, for the years ended December 31, 2002, 2003 and 2004 and the three months ended March 31, 2004 and 2005, respectively, which are not allocated to our two operating segments.

(b)	Includes corporate depreciation and amortization of $1,208, $1,548, $1,480, $417 and $471, for the years ended December 31, 2002, 2003 and 2004 and the three months ended March 31, 2004 and 2005, respectively, which are not allocated to our two operating segments.

(c)	Gross margin is calculated as net sales less cost of sales (excluding depreciation and amortization). However, gross margin is not a recognized measurement under GAAP. We compare our gross margin to industry benchmarks to aid in the assessment of our operating performance. Our gross margin calculation may not be comparable to the gross margin calculation of other companies.

(d)	See footnote (f) on pages 31-32 for information regarding our definition of EBITDA, its limitations as an analytical tool and a reconciliation of net income to EBITDA for the periods presented.

REFINING AND MARKETING SEGMENT

							Three Months Ended
	Year Ended December 31,						March 31,

	2002		2003		2004		2004		2005

	(dollars in thousands, except per barrel data and pricing statistics)
STATEMENT OF OPERATIONS DATA:
Net sales(a)	$1,030,903		$1,225,045		$1,523,850		$309,692		$366,934
Cost of sales	923,402		1,084,213		1,342,426		272,597		323,514

Gross margin(b)	107,501		140,832		181,424		37,095		43,420

Operating expenses:
Direct operating expenses	53,696		66,113		75,742		18,912		18,336
Selling, general and administrative expenses	21,130		20,063		23,679		5,079		4,678
Depreciation and amortization	9,949		12,636		13,392		3,287		3,311

Total operating expenses	84,775		98,812		112,813		27,278		26,325

Gain on disposition of assets(c)	—		—		—		—		27,693

Operating income	$22,726		$42,020		$68,611		$9,817		$44,788

KEY OPERATING STATISTICS:
Total sales volume (bpd)	93,691		90,914		85,950		82,153		72,253
Non-integrated marketing sales volume (bpd)	25,867		24,093		19,926		19,734		20,061
Non-integrated marketing margin (per barrel sales volume)	$0.44		$0.52		$0.03		$0.03		$(0.93)
Total refinery throughput (bpd)	60,906		64,354		61,664		61,851		47,447
Per barrel of throughput:
Gross refining and marketing margin	$4.65		$5.80		$8.03		$6.58		$10.56
Direct operating expenses	2.42		2.81		3.36		3.36		4.29

PRICING STATISTICS:
WTI crude oil (per barrel)	$26.10		$31.11		$41.42		$35.23		$49.70
Crack spreads (3/2/1) (per barrel):
Gulf Coast	$3.42		$4.73		$6.77		$6.73		$6.62
Group III	4.96		6.74		8.02		6.82		7.94
Crude differentials (per barrel):
WTI less WTS	$1.54		$2.75		$3.97		$3.52		$5.08
Product price (per gallon):
Gulf Coast unleaded	71.6	¢	86.9	¢	116.4	¢	103.2	¢	132.2	¢
Gulf Coast low-sulfur diesel	67.5		82.2		111.0		93.3		137.9
Group III unleaded	75.5		91.9		119.0		103.6		135.7
Group III low-sulfur diesel	70.9		86.5		115.1		93.2		140.4
Natural gas (per MMBTU)	$3.35		$5.50		$6.19		$5.71		$6.50

(a)	Net sales include intersegment sales to our retail segment at prices which approximate market price. These intersegment sales are eliminated through consolidation of our financial statements.

(b)	Gross margin is calculated as net sales less cost of sales (excluding depreciation and amortization). However, gross margin is not a recognized measurement under GAAP. We compare our gross margin to industry benchmarks to aid in the assessment of our operating performance. Our gross margin calculation may not be comparable to the gross margin calculation of other companies.

(c)	Gain on disposition of assets in the first quarter 2005 reflects the initial pre-tax gain and one month’s recognition of deferred gain recorded in connection with the HEP transaction.

RETAIL SEGMENT

							Three Months
	Year Ended December 31,						Ended March 31,

	2002		2003		2004		2004	2005

	(dollars in thousands, except per gallon data)
STATEMENT OF OPERATIONS DATA:
Net sales	$247,830		$278,189		$301,491		$68,100	$73,896
Cost of sales(a)	192,283		223,287		245,291		55,452	60,896

Gross margin(b)	55,547		54,902		56,200		12,648	13,000

Operating expenses:
Selling, general and administrative expenses	47,656		48,381		49,286		12,112	11,859
Depreciation and amortization	3,696		4,078		4,192		1,058	1,052

Total operating expenses	51,352		52,459		53,478		13,170	12,911

Gain on disposition of assets	—		—		175		—	—

Operating income	$4,195		$2,443		$2,897		$(522)	$89

KEY OPERATING STATISTICS:
Number of stores (end of period)	170		170		167		168	167
Fuel sales (thousands of gallons)	91,882		100,389		97,541		24,001	23,387
Fuel sales (thousands of gallons per site per month)	45		50		49		48	48
Fuel margin (cents per gallon)	10.1	¢	11.9	¢	12.9	¢	10.9 ¢	12.9	¢
Merchandise sales	$128,260		$130,413		$130,117		$30,652	$29,994
Merchandise sales (per site per month)	63		64		65		61	60
Merchandise margin	36.1%		33.0%		33.5%		32.7%	33.3%

(a)	Cost of sales include intersegment purchases of motor fuels from our refining and marketing segment at prices which approximate market prices. These intersegment sales are eliminated through consolidation of our financial statements.

(b)	Gross margin is calculated as net sales less cost of sales (excluding depreciation and amortization). However, gross margin is not a recognized measurement under GAAP. We compare our gross margin to industry benchmarks to aid in the assessment of our operating performance. Our gross margin calculation may not be comparable to the gross margin calculation of other companies.

Three Months Ended March 31, 2005 Compared to the Three Months Ended March 31, 2004
Net Sales
      Consolidated. Net sales for the three months ended March 31, 2005 were $408.0 million, compared to $352.7 million for the three months ended March 31, 2004, an increase of $55.3 million or 15.7%. This increase resulted primarily from higher average prices for refined products over the comparable period in 2004. This increase was partially offset by reduced sales volume in the three months ended March 31, 2005, compared to the three months ended March 31, 2004, due to reduced production at the Big Spring refinery as a result of our February 2005 turnaround.
      Refining and Marketing Segment. Net sales for our refining and marketing segment were $366.9 million for the three months ended March 31, 2005, compared to $309.7 million for the three months ended March 31, 2004, an increase of $57.2 million or 18.5%. This increase was primarily due to significantly higher refined product prices. The increase in refined product prices that we experienced were similar to the price increases experienced in the Gulf Coast markets. The average price of Gulf Coast gasoline for the first quarter 2005 increased 29.0 cpg to 132.2 cpg, compared to 103.2 cpg in the first quarter 2004, an increase of 28.1%. The average Gulf Coast diesel price increased by approximately 44.6 cpg to 137.9 cpg in the first quarter 2005, as compared to 93.3 cpg in the first quarter 2004, an increase of 47.8%. This increase in net sales was partially offset by a decline in sales volume. Our sales volume declined by 40.9 million gallons, or 13.0%, to 273.1 million gallons for the three months ended March 31, 2005 compared to 314.0 million gallons for the three months ended March 31, 2004. This decline in volume resulted from reduced production due to our turnaround in February 2005.

      Retail Segment. Net sales for our retail segment were $73.9 million for the three months ended March 31, 2005 compared to $68.1 million for the three months ended March 31, 2004, an increase of $5.8 million or 8.5%. This increase was primarily attributable to higher average retail fuel prices. Average retail fuel prices were $1.88 per gallon for the first quarter 2005, compared to average retail fuel prices of $1.56 per gallon for the first quarter 2004. Fuel sales volumes for our retail segment in the first quarter 2005 were slightly less than fuel sales volumes in the first quarter 2004 as a result of operating one less store during the first quarter 2005.
Gross Margin
      Consolidated. Gross margin was $56.4 million for the three months ended March 31, 2005, compared to $49.7 million for the three months ended March 31, 2004, an increase of $6.7 million or 13.4%. This increase was primarily due to increased gross refining and marketing margins, partially offset by lower throughput due to the February 2005 turnaround at our Big Spring refinery.
      Refining and Marketing Segment. Our refining and marketing gross margin was $43.4 million for the three months ended March 31, 2005, compared to $37.1 million for the three months ended March 31, 2004, an increase of $6.3 million or 17.0%. Gross refining and marketing margins for the first quarter 2005 increased $3.98 per barrel to $10.56 per barrel, compared to $6.58 per barrel in the first quarter 2004. This increase was attributable, in part, to the continued widening of the sweet/ sour spread. The average sweet/sour spread increased $1.56 per barrel to $5.08 per barrel for the first quarter 2005 compared to the average sweet/ sour spread of $3.52 per barrel for the first quarter 2004. The increase in our gross refining and marketing margin was also due to increased production volumes in March 2005 compared to January and February 2005 due to our major turnaround in February 2005. Gross refinery and marketing margins in March increased significantly over January and February levels, which resulted in our average gross refining and marketing margins for the quarter being weighted toward the higher margins realized in March.
      Retail Segment. Our retail gross margin for the three months ended March 31, 2005 was $13.0 million, compared to $12.6 million for the three months ended March 31, 2004, an increase of $0.4 million or 3.2%. This increase was attributable to improved gross merchandise margins and higher motor fuel margins. Our gross merchandise margin increased to 33.3% in the first quarter 2005 compared to 32.7% in the first quarter 2004. Our average retail motor fuel margin increased 2.0 cpg to 12.9 cpg in the first quarter 2005, compared to 10.9 cpg for the first quarter 2004.
Direct Operating Expenses
      Direct operating expenses, were $18.3 million for the three months ended March 31, 2005, compared to $18.9 million for the three months ended March 31, 2004, a decrease of $0.6 million or 3.2%. This decrease was primarily attributable to lower overall energy usage as a result of reduced production at the Big Spring refinery due to the February 2005 turnaround. The decrease in energy usage was partially offset by an increase in natural gas prices. The average price of natural gas was $6.50 per MMBTU in the first quarter 2005, compared to $5.71 per MMBTU for the first quarter 2004.
Selling, General and Administrative Expenses
      Consolidated. SG&A expenses for the three months ended March 31, 2005 were $16.7 million, compared to $17.3 million for the three months ended March 31, 2004, a decrease of $0.6 million or 3.5%. This decrease resulted primarily from lower advertising expenses and professional fees.
      Refining and Marketing Segment. SG&A expenses for our refining and marketing segment for the three months ended March 31, 2005 were $4.7 million, compared to $5.1 million for the three month period ended March 31, 2004, a decrease of $0.4 million or 7.8%. This decrease resulted from lower advertising expenditures, a decrease in professional fees and lower net credit card related costs.

      Retail Segment. SG&A expenses for our retail segment for the three months ended March 31, 2005 were $11.9 million, compared to $12.1 million for the three months ended March 31, 2004, a decrease of $0.2 million or 1.7%. This decrease was primarily attributable to reduced healthcare and workers compensation costs, which were partially offset by higher utility and credit card brokerage fees.
Depreciation and Amortization
      Depreciation and amortization for the three months ended March 31, 2005 was $4.8 million, compared to $4.8 million for the three months ended March 31, 2004. The reduction in depreciation due to the disposition of assets in the HEP transaction was offset by additional depreciation resulting from the completion of various capital projects in 2004 and the first quarter 2005.
Gain on Disposition of Assets
      The HEP transaction was recorded as a partial sale for accounting purposes. We recognized pre-tax gain of $27.7 million in the first quarter of 2005 in connection with this transaction.
Operating Income
      Consolidated. Operating income (excluding $27.7 million of gain on disposition of assets resulting from the HEP transaction) for the three months ended March 31, 2005 was $16.6 million, compared to $8.8 million for the three months ended March 31, 2004, an increase of $7.8 million or 88.6%. This increase was driven primarily by higher gross refining and marketing margins.
      Refining and Marketing Segment. Operating income for our refining and marketing segment (excluding $27.7 million of gain on disposition of assets resulting from the HEP transaction) for the three months ended March 31, 2005 was $17.1 million, compared to operating income for the three months ended March 31, 2004 of $9.8 million, an increase of $7.3 million or 74.5%. This increase was attributable to the significant increase in our gross refining and marketing margins.
      Retail Segment. Operating income for our retail segment was $0.1 million for the three months ended March 31, 2005, compared to an operating loss of $0.5 million for three months ended March 31, 2004, an increase of $0.6 million. This increase resulted from higher gross merchandise and motor fuel margins and reduced healthcare and workers compensation costs.
Interest Expense
      Interest expense was $5.0 million for the three months ended March 31, 2005, compared to $6.0 million for the three months ended March 31, 2004, a decrease of $1.0 million or 16.7%. This decrease was primarily attributable to $0.7 million of non-cash debt issuance costs incurred in the first quarter 2004 as a result of entering into our secured term loan facility and repaying our existing term debt and to reduced letter of credit fees for crude oil purchases in the first quarter 2005 due to the February 2005 turnaround at our Big Spring refinery.
Income Tax Expense
      Income tax expense was $15.7 million for the three months ended March 31, 2005, compared to $1.1 million for the three months ended March 31, 2004, an increase of $14.6 million. This increase resulted from our higher taxable income in the first quarter 2005, which included the recognition of $27.7 million of pre-tax gain on disposition of assets in connection with the HEP transaction. Our effective tax rate was 39.5% for the first quarter 2005 and the first quarter 2004.
Minority Interest
      Minority interest represents the proportional share of net income related to the non-voting common stock of two of our subsidiaries, Alon Assets and Alon Operating, not owned by us. Minority interest was $1.6 million for the three months ended March 31, 2005, compared to $0.2 million for the three months ended March 31, 2004, an increase of $1.4 million. This increase was primarily attributable to the increase in net income as a result of the factors discussed above. The increase was partially offset by the reduction in minority interest ownership to 5.6% in the first quarter 2005 compared to 7.6% in the first quarter 2004 as a result of the repurchase of outstanding shares from one of the minority interest holders.
Net Income
      Net income was $22.4 million for the three months ended March 31, 2005, compared to $1.5 million for the three months ended March 31, 2004, an increase of $20.9 million. This increase was attributable to the factors discussed above.
Year Ended December 31, 2004 Compared to Year Ended December 31, 2003
Net Sales
      Consolidated. Net sales for 2004 were $1,707.6 million, compared to $1,410.8 million for 2003, an increase of $296.8 million or 21.0%. This increase was primarily due to favorable market conditions resulting from higher refined product prices, partially offset by a decrease in sales volume.
      Refining and Marketing Segment. Net sales for our refining and marketing segment were $1,523.9 million for 2004, compared to $1,225.0 million for 2003, an increase of $298.9 million or 24.4%. The increase in net sales was primarily the result of significantly higher refined product prices in 2004 compared to 2003. The average price of Gulf Coast gasoline in 2004 increased 29.5 cpg, or 34.0%, to 116.4 cpg, compared to 86.9 cpg in 2003. The average Gulf Coast diesel price in 2004 increased 28.8 cpg, or 35.0%, to 111.0 cpg compared to 82.2 cpg in 2003. The increase in net sales was partially offset by a 5.5%, or 76.1 million gallons, decrease in sales volumes in 2004 compared to 2003. This decrease was due, in part, to the non-renewal of several distributor supply contracts in our non-integrated system that expired in late 2003 and early 2004. The decrease was also due to reduced production resulting from unplanned downtime and repairs to our catalytic cracking unit as we neared the end of our major turnaround cycle.
      Retail Segment. Net sales for our retail segment were $301.5 million for 2004 compared to $278.2 million for 2003, an increase of $23.3 million or 8.4%. This increase was primarily due to higher average retail fuel prices. Average retail fuel prices were $1.76 per gallon for 2004, compared to the average retail fuel prices of $1.47 per gallon for 2003. This increase was partially offset by a decrease in fuel sales volume of 2.9 million gallons, or 3.0%, to 97.5 million gallons in 2004 as compared to 100.4 million gallons in 2003 and a decrease in merchandise sales. The decrease in fuel sales volume and merchandise sales was primarily related to closing three stores in 2004.
Gross Margin
      Consolidated. Gross margin was $237.6 million in 2004, compared to $195.7 million for 2003, an increase of $41.9 million or 21.4%. This increase was primarily due to increased gross refining and marketing margins resulting from increases in refined product prices relative to the prices of crude oil and a widening of the sweet/sour spread.
      Refining and Marketing Segment. Our refining and marketing gross margin was $181.4 million for 2004, compared to $140.8 million for 2003, an increase of $40.6 million or 28.8%. Our gross refining and marketing margins increased $2.23 per barrel to $8.03 per barrel in 2004, compared to $5.80 per barrel in 2003. This increase was partially due to higher differentials between refined product prices and crude oil prices. The Gulf Coast 3/2/1 crack spread increased by 43.1% from an average of $4.73 per barrel in 2003 to an average of $6.77 per barrel in 2004. Also contributing to this increase was a widening sweet/sour spread which increased to an average of $3.97 per barrel in 2004 compared to $2.75 per barrel in 2003, an increase of 44.4%.
      Retail Segment. Our retail gross margin for 2004 was $56.2 million, compared to $54.9 million for 2003, an increase of $1.3 million or 2.4%. This increase was primarily due to improved gross merchandise margins and higher retail motor fuel margins in 2004 as compared to 2003. Our gross merchandise margin increased to 33.5% in 2004 as compared to 33.0% in 2003. Our average retail motor fuel margin increased to 12.9 cpg during 2004, compared to 11.9 cpg during 2003, an increase of 1.0 cpg or 8.4%.
Direct Operating Expenses
      Direct operating expenses were $75.7 million for 2004, compared to $66.1 million for 2003, an increase of $9.6 million or 14.5%. This increase was primarily attributable to increased energy costs resulting from higher natural gas prices. The average price of natural gas was $6.19 per MMBTU in 2004, compared to $5.50 per MMBTU in 2003, an increase of 12.5%. In addition, increased maintenance labor costs and maintenance expenditures contributed to the increase in direct operating expenses.
Selling, General and Administrative Expenses
      Consolidated. SG&A expenses for 2004 were $73.6 million, compared to $69.1 million in 2003, an increase of $4.5 million or 6.5%. This increase was attributable to higher professional fees and employment related costs in our refining and marketing segment and higher insurance premiums and utility prices in our retail segment.
      Refining and Marketing Segment. SG&A expenses for our refining and marketing segment for 2004 were $23.7 million, compared to $20.1 million for 2003, an increase of $3.6 million or 17.9%. This increase was primarily attributable to higher legal and consulting fees and higher employee incentive awards.
      Retail Segment. SG&A expenses for 2004 were $49.3 million, compared to $48.4 million for 2003, an increase of $0.9 million or 1.9%. This increase was primarily due to increased workers compensation and health insurance costs.
Depreciation and Amortization
      Depreciation and amortization for 2004 was $19.1 million, compared to $18.3 million for 2003, an increase of $0.8 million or 4.4%. This increase resulted from additions to property, plant and equipment as a result of capital expenditures in 2004 and a full year of depreciation associated with 2003 capital expenditures.
Operating Income
      Consolidated. Operating income for 2004 was $69.4 million, compared to $42.3 million for 2003, an increase of $27.1 million or 64.1%. This increase was driven primarily by our higher refining and marketing gross margin partially offset by increases in direct operating expenses and SG&A expenses.
      Refining and Marketing Segment. Operating income for our refining and marketing segment for 2004 was $68.6 million, compared to $42.0 million for 2003, an increase of $26.6 million or 63.3%. This increase was attributable to the significant increase in our refining and marketing gross margin, partially offset by higher direct operating expenses and SG&A expenses.
      Retail Segment. Operating income for our retail segment was $2.9 million for 2004, compared to $2.4 million for 2003, an increase of $0.5 million or 20.8%. The increase in gross merchandise and motor fuel margins were partially offset by increased SG&A expenses.
Interest Expense
      Interest expense was $23.7 million in 2004, compared to $16.3 million in 2003, an increase of $7.4 million or 45.4%. Interest expense for 2004 reflects a net increase of $34.7 million in outstanding term loan debt resulting from our incurrence of $100.0 million of indebtedness under our senior secured term loan in January 2004, as well as $0.7 million of non-cash debt issuance costs associated with this transaction and the application of the proceeds to repay our existing term debt. In addition, higher crude oil prices in 2004 compared to 2003 resulted in increased letter of credit fees relating to our crude oil purchases.

Income Tax Expense
      Income tax expense was $18.3 million in 2004 compared to $9.1 million in 2003, an increase of $9.2 million. The increase in income tax expense was attributable to our increased 2004 taxable income compared to 2003. Our effective tax rate for 2004 was 39.8% as compared to 37.6% for 2003.
Minority Interest
      Minority interest was $2.6 million for 2004, compared to $0.7 million for 2003, an increase of $1.9 million. This increase was primarily attributable to the increase in net income as a result of the factors discussed above and the issuance of additional stock under the Alon Assets and Alon Operating stock option plans.
Net Income
      Net income was $25.1 million for 2004, compared to $14.1 million for 2003, an increase of $11.0 million or 78.0%. This increase was attributable to the factors discussed above.
Year Ended December 31, 2003 Compared to Year Ended December 31, 2002
Net Sales
      Consolidated. Net sales for 2003 were $1,410.8 million, compared to $1,207.7 million for 2002, an increase of $203.1 million or 16.8%. This increase was primarily attributable to higher gross refining and marketing margins in 2003 over 2002 as refined product prices increased and refined product demand strengthened. This increase was partially offset by a 3.0% decrease in sales volume in our refining and marketing segment in 2003.
      Refining and Marketing Segment. Net sales for our refining and marketing segment were $1,225.0 million for 2003, compared to $1,030.9 million for 2002, an increase of $194.1 million or 18.8%. The increase in net sales was due to higher refined product prices in 2003 compared to 2002, resulting from increased demand for refined products and low industry-wide refined product inventory levels. The average price of Gulf Coast gasoline increased by 15.3 cpg, or 21.4%, to 86.9 cpg in 2003, compared to 71.6 cpg in 2002. The average Gulf Coast diesel price increased by 14.7 cpg, or 21.8%, to 82.2 cpg in 2003, compared to 67.5 cpg in 2002. This increase was partially offset by a 3.0%, or 42.6 million gallon decrease in sales volumes in 2003 compared to 2002, due in part to our continued emphasis on restrictive credit controls, which resulted in a slight decrease in our distributor base.
      Retail Segment. Net sales for our retail segment were $278.2 million in 2003 compared to $247.8 million in 2002, an increase of $30.4 million or 12.3%. This increase was due primarily to higher average retail fuel prices of $1.47 per gallon for 2003, compared to average retail fuel prices of $1.33 per gallon in 2002.
Gross Margin
      Consolidated. Gross margin was $195.7 million for 2003, compared to $163.0 million for 2002, an increase of $32.7 million or 20.1%. This increase was due primarily to higher gross refining and marketing margins in 2003 as a result of improved prices for refined products. This increase was partially offset by a decrease in our retail margins.
      Refining and Marketing Segment. Our refining and marketing gross margin was $140.8 million for 2003, compared to $107.5 million for 2002, an increase of $33.3 million or 31.0%. Our gross refining and marketing margins for 2003 increased $1.15 per barrel, or 24.7%, to $5.80 per barrel in 2003, compared to $4.65 per barrel in 2002. This increase was due to higher differentials between refined product prices and crude oil prices. The Gulf Coast 3/2/1 crack spread increased by 38.3% in 2003 from an average of $3.42 per barrel in 2002 to an average of $4.73 per barrel in 2003. Also contributing to this increase was a widening of the sweet/sour spread, which increased $1.21 or 78.6% per barrel to an average of $2.75 per barrel in 2003 compared to an average of $1.54 per barrel in 2002. In addition, our refinery production levels increased as a result of higher refinery utilization in 2003 compared to 2002, when we experienced 12 days of downtime due to a fire at our Big Spring refinery.
      Retail Segment. Our retail gross margin in 2003 was $54.9 million as compared to $55.5 million in 2002, a decrease of $0.6 million or 1.1%. Increased competition from high volume retailers as well as changes in vendor rebate and commission programs negatively impacted gross merchandise margins in 2003 compared to 2002. Gross merchandise margins decreased from 36.1% in 2002 to 33.0% in 2003. Increases in fuel sales volume and retail motor fuel margins resulting from the implementation of competitive retail fuel pricing strategies partially offset this decrease. Our average retail motor fuel margin increased 17.8% or 1.8 cpg to 11.9 cpg in 2003, compared to 10.1 cpg in 2002.
Direct Operating Expenses
      Direct operating expenses were $66.1 million in 2003, compared to $53.7 million in 2002, an increase of $12.4 million or 23.1%. This increase was primarily attributable to higher refinery fuel consumption and increased energy costs resulting from higher natural gas prices. The average price of natural gas was $5.50 per MMBTU in 2003, compared to $3.35 per MMBTU in 2002, an increase of 64.2%. Improvements in refinery reliability resulted in a reduction in maintenance and related labor costs, which partially offset the increase in energy costs.
Selling, General and Administrative Expenses
      Consolidated. SG&A expenses for 2003 were $69.1 million, compared to $69.4 million in 2002, a decrease of $0.3 million or 0.4%. The decrease was attributable to reduced advertising costs and consulting fees, partially offset by increased employee benefit expenses.
      Refining and Marketing Segment. SG&A expenses for our refining and marketing segment for 2003 were $20.1 million, compared to $21.1 million for 2002, a decrease of $1.0 million or 4.7%. This decrease was due primarily to lower advertising costs and consulting fees and reduced write-offs of bad debt as a result of the implementation of stricter credit controls.
      Retail Segment. SG&A expenses for our retail segment were $48.4 million in 2003, compared to $47.7 million in 2002, an increase of $0.7 million or 1.5%. Increased healthcare, workers compensation insurance costs and employee related costs, including increased wages and benefits, contributed to the increase in SG&A expenses for 2003.
Depreciation and Amortization
      Depreciation and amortization for 2003 was $18.3 million, compared to $14.9 million for 2002, an increase of $3.4 million or 22.8%. This increase reflects a full year of depreciation on the increase in property, plant and equipment related to our acquisition of the Alon Capital minority interest in August 2002.
Operating Income
      Consolidated. Operating income for 2003 was $42.3 million, compared to $25.1 million for 2002, an increase of $17.2 million or 68.5%. This increase was driven primarily by our higher refining and marketing gross margin partially offset by the decrease in our retail gross margin and higher direct operating expenses and depreciation.
      Refining and Marketing Segment. Operating income for our refining and marketing segment for 2003 was $42.0 million, compared to $22.7 million for 2002, an increase of $19.3 million or 85.0%. This increase was attributable to the improvement in our refining and marketing gross margin, partially offset by higher direct operating expenses and depreciation.

      Retail Segment. Operating income for our retail segment was $2.4 million in 2003, compared to $4.2 million in 2002, a decrease of $1.8 million or 42.9%. Competitive pressures from high volume retailers and increases in SG&A expenses contributed to lower operating income in 2003.
Interest Expense
      Interest expense was $16.3 million in 2003, compared to $14.4 million in 2002, an increase of $1.9 million or 13.2%. This increase in interest expense was related primarily to $25.0 million of subordinated debt incurred in connection with the Alon Capital minority interest acquisition in August 2002.
Income Tax Expense
      Income tax expense was $9.1 million in 2003 compared to $3.9 million in 2002, an increase of $5.2 million. The increase in income tax expense was attributable to our increased 2003 taxable income. Our effective tax rate for 2003 was 37.6% compared to 38.0% for 2002.
Minority Interest
      Minority interest was $0.7 million for 2003, compared to $2.0 million for 2002, a decrease of $1.3 million. This decrease in 2003 was primarily attributable to our acquisition of the Alon Capital minority interest in August 2002 and the subsequent elimination of the related minority interest.
Net Income
      Net income was $14.1 million for 2003, compared to $4.4 million for 2002, an increase of $9.7 million, or 220.5%. This increase was attributable to the factors discussed above.
Liquidity and Capital Resources
      Our primary sources of liquidity are cash generated from our operating activities and borrowings under our revolving credit facility. We believe that our cash flows from operations, borrowings under our revolving credit facility, proceeds from this offering and other capital resources will be sufficient to satisfy the anticipated cash requirements associated with our existing operations during the next 12 months. Our ability to generate sufficient cash from our operating activities depends on our future performance, which is subject to general economic, political, financial, competitive and other factors beyond our control. In addition, our future capital expenditures and other cash requirements could be higher than we currently expect as a result of various factors, including any expansion of our business that we complete.
Cash Flows
      The following table sets forth our consolidated cash flows for the years ended December 31, 2002, 2003 and 2004 and the three months ended March 31, 2004 and 2005:

				Three Months Ended
	Year Ended December 31,			March 31,

	2002	2003	2004	2004	2005

	(dollars in thousands)
Cash flows provided by (used in) operating activities	$5,001	$76,173	$76,743	$(11,200)	$(16,437)
Cash flows provided by (used in) investing activities	(70,918)	(34,664)	(39,886)	(2,232)	96,520
Cash flows provided by (used in) financing activities	62,238	(39,667)	19,244	29,412	(34,451)

Net (decrease) increase in cash and cash equivalents	$(3,679)	$1,842	$56,101	$15,980	$45,632

Cash Flows Provided By (Used In) Operating Activities
      Net cash used in operating activities for the three months ended March 31, 2005 was $16.4 million compared to net cash used in operating activities of $11.2 million for the three months ended March 31, 2004. The most significant use of cash for operating activities in the first quarter 2005 was to fund an increase in crude oil and unfinished product inventories during the major turnaround at our Big Spring refinery in February 2005. Working capital, net of cash, was $7.9 million at March 31, 2005 compared to $(18.9) million at December 31, 2004, an increase of $26.8 million. This increase was partially offset by increased operating income in the first quarter as a result of higher gross refining and marketing margins. The most significant uses of cash in operating activities in the first quarter 2004 were increases in accounts receivable and prepaid purchases for crude oil which were temporary and related to timing of customer drafts and crude purchases. Working capital, net of cash, was $30.8 million at March 31, 2004 compared to $(2.2) million at December 31, 2003, an increase of $33.0 million.
      Net cash provided by operating activities for 2004 was $76.7 million compared to net cash provided by operating activities of $76.2 million for 2003. Operating cash flows for 2004 were primarily attributable to operating income of $69.4 million, resulting from higher refining and marketing margins. Operating cash flows for 2003 were primarily attributable to improved operating income of $42.3 million and an increase in trade payables due to the increase in crude oil prices. Working capital, net of cash, was $(18.9) million at December 31, 2004 compared to $(2.2) million at December 31, 2003, a decrease of $16.7 million. This decrease was primarily attributable to the net increase in trade payables as a result of higher crude prices in 2004, partially offset by increased accounts receivable balance resulting from higher product prices.
      Net cash provided by operating activities for 2003 was $76.2 million compared to net cash provided by operating activities of $5.0 million for 2002. Operating cash flows for 2003 were primarily attributable to operating income of $42.3 million, resulting from higher refining and marketing margins and an increase in trade payables due to the increase in crude oil prices. Operating cash flows for 2002 were primarily attributable to operating income of $25.1 million, partially offset by an increase in crude oil inventories in the fourth quarter 2002. Working capital, net of cash, was $(2.2) million at December 31, 2003 compared to $25.5 million at December 31, 2002, a decrease of $27.7 million. This decrease was primarily attributable to reduced inventories from 2002 levels and an increase in trade payables as a result of higher crude oil prices.
Cash Flows Provided By (Used In) Investing Activities
      Net cash provided by investing activities for the three months ended March 31, 2005 was $96.5 million compared to net cash used in investing activities of $2.2 million for the three months ended March 31, 2004. This difference was primarily due to the receipt of $118.0 of net cash proceeds in connection with the HEP transaction, which was partially offset by capital expenditures of $21.5 million in the first quarter 2005. Capital expenditures in the three months ended March 31, 2005 included approximately $10.4 million for turnaround and catalyst replacement costs, $1.7 million for our crude unit expansion and $5.2 million for the completion of our MACTII and VERP regulatory compliance projects.
      Net cash used in investing activities increased to $39.9 million in 2004 from $34.7 million during 2003. Our primary investments in 2004 included $10.0 million of deferred payment for the 2002 Alon Capital minority interest acquisition, $9.4 million for the acquisition of the Trust and River pipeline systems, $5.0 million for the initial phase of our Big Spring refinery’s crude unit expansion, $4.0 million for EPA low-sulfur fuel projects, $2.3 million for chemical catalysts and turnaround preparations and $4.3 million for retail acquisitions and improvements. The remaining $4.9 million was spent on sustaining capital needs and growth opportunities, including the acquisition of our asphalt facility in Bakersfield, California.
      Net cash used in investing activities decreased to $34.7 million in 2003 from $70.9 million during 2002. Our primary investments in 2003 included $13.6 million for our low-sulfur diesel project, $10.0 million of deferred payment for the 2002 Alon Capital minority interest acquisition and $4.1 million for the acquisition of three retail locations. The remaining $7.0 million was spent on sustaining capital needs and growth opportunities. Net cash used in investing activities in 2002 included $40.4 million for the acquisition of the Alon Capital minority interest, excluding the $20.0 million of deferred payments. Other significant investments in 2002 included $5.5 million for the acquisition of the Carswell pipeline system and certain refinery assets from Pride Refining, Inc., $7.5 million for the construction of our GTR asphalt plant, $4.7 million for the upgrade of equipment utilized in our wastewater treatment activities and $3.9 million for chemical catalyst replacement and naptha hydrotreater turnaround expenditures. The remaining $8.9 million was spent on sustaining capital needs and growth opportunities.
Cash Flows Provided By (Used In) Financing Activities
      Net cash used in financing activities was $34.5 million during the three months ended March 31, 2005 compared to net cash provided by financing activities of $29.4 million during the three months ended March 31, 2004. Cash used in financing activities in the first quarter 2005 included the payment of $1.5 million of dividends to our minority stockholders and $33.2 million of debt repayments. Cash provided by financing activities in the first quarter 2004 included the net proceeds received in connection with our $100.0 million senior secured term loan.
      Net cash provided by financing activities was $19.2 million in 2004 compared to net cash used in financing activities of $39.7 million in 2003. This difference was primarily attributable to the $100.0 million in new borrowings under our term loan in January 2004. Approximately $43.7 million of existing term debt and $21.6 million of borrowings under our revolving credit facilities were retired with the term loan proceeds.
      Net cash used in financing activities in 2003 was $39.7 million compared to net cash provided by financing activities of $62.2 million in 2002. The use of cash in 2003 reflected the reduction in our net borrowings under our revolving credit facility due to increased operating income and decreased working capital needs. Cash provided by financing activities in 2002 reflected an increase in our net borrowings under our revolving credit facilities due primarily to a $23.1 million decline in operating income and an increase in net working capital of $11.5 million. Cash provided by financing activities in 2002 also reflected the subordinated loan of $25.0 million received from Alon Israel.
Cash Position and Indebtedness
      As of March 31, 2005, our total cash and cash equivalents were $109.0 million, and we had total indebtedness of approximately $158.2 million.
      Summary of Indebtedness. The following table sets forth the principal amounts outstanding as of March 31, 2005 under our bank credit facilities, our retail mortgage and equipment loans and our other material indebtedness.

As of March 31, 2005

(dollars in thousands)
Debt, including current portion
Bank credit facilities:
Revolving credit facility	$—
Term loan	100,000
Retail mortgage and equipment loans	34,063
Subordinated notes payable to Alon Israel	20,253
Fina deferred purchase price	3,839

Total debt	$158,155

In addition to the amounts shown in the table, at March 31, 2005 we had $108.6 million face value of letters of credit outstanding.

      The following is a summary of our bank credit facilities, our retail mortgage and equipment loans and our other material indebtedness, as such indebtedness will exist after the completion of this offering.
      Revolving Credit Facility. We entered into a revolving credit facility on July 31, 2000, which was amended and restated on January 14, 2004 and further amended on February 10, 2005. The Israel Discount Bank of New York, or Israel Discount Bank, acts as agent and a lender under the revolving credit facility. Borrowing availability under the revolving credit facility is limited at any time to an amount equal to the lower of $141.6 million and the amount of the borrowing base (as defined in the revolving credit agreement). As of March 31, 2005, the borrowing base under the revolving credit facility exceeded the $141.6 million maximum borrowing capacity by $90.1 million. The entire revolving credit facility is available in the form of letters of credit, and $82.0 million of the revolving credit facility is available in the form of revolving loans. The borrowings under the revolving credit facility bear interest at the Eurodollar rate plus 2.50% per annum. The borrowings under the revolving credit facility are jointly and severally guaranteed by substantially all of our subsidiaries, and such borrowings are secured by a pledge of substantially all of our and our subsidiaries’ assets, including cash, accounts receivable and inventory.
      Our revolving credit facility contains covenants that restrict our activities, including restrictions on creating liens, engaging in mergers, consolidations and sales of assets, incurring additional indebtedness, giving guaranties, engaging in different businesses, making loans and investments, entering into certain lease obligations, making certain capital expenditures, making certain dividend, debt and other restricted payments, compromising or adjusting receivables, engaging in certain transactions with affiliates and amending or waiving certain material agreements. The facility also contains certain financial covenants, including covenants requiring us to maintain:

•	a minimum consolidated tangible net worth of $85.0 million through June 30, 2005, with such amount increasing periodically thereafter to $95.0 million (actual as of March 31, 2005 was $112.4 million);

•	a minimum ratio of consolidated tangible net worth to consolidated total assets of 18.0% through December 31, 2005, with such percentage increasing periodically thereafter to 22.0% (actual as of March 31, 2005 was 20%);

•	a ratio of total consolidated indebtedness less freely transferable cash and permitted investments not subject to any lien (other than liens in favor of Israel Discount Bank ) to consolidated EBITDA of no greater than 4.5 to 1.00 through December 31, 2005, with such ratio decreasing thereafter to no greater than 4.0 to 1.00 (actual as of March 31, 2005 was 0.4 to 1.00);

•	a ratio of total consolidated indebtedness to consolidated tangible net worth no greater than 3.33 to 1.00 (actual as of March 31, 2005 was 1.21 to 1.00);

•	a minimum ratio of consolidated current assets to consolidated current liabilities of 1.00 to 1.00 (actual as of March 31, 2005 was 1.62 to 1.00); and

•	a minimum projected debt service coverage ratio of 1.25 to 1.00 (because our cash on deposit with the agent bank as of March 31, 2005 was significantly higher than interest for the twelve months ended March 31, 2005 and principal due for the four quarters ended March 31, 2006, the calculation required by this covenant was not meaningful).

Compliance with these covenants is determined in the manner specified in the documentation governing the facility. As of March 31, 2005, we were in compliance with all of these covenants.
      Under our revolving credit facility, a change of control will be deemed to occur, and an event of default will result, if Mr. Wiessman ceases to be our chairman or Mr. Morris ceases to be involved in the operations and management of our business and, in either case, an acceptable successor is not appointed within 180 days, or if Alon Israel ceases to own at least 51% of the aggregate voting power represented by our outstanding capital stock. The revolving credit facility expires on December 31, 2006. As of March 31, 2005, we had $108.6 million face value of letters of credit and no amounts in the form of revolving loans outstanding under the revolving credit facility.

      Term Loan. We entered into a term credit facility, or term loan, on December 16, 2003, which was amended and restated as of January 14, 2004, and further amended on February 10, 2005 and May 6, 2005. Credit Suisse First Boston acts as administrative agent and collateral agent under the term loan. Borrowings under the term loan bear interest, at our option, at either adjusted LIBOR plus 6.5% per annum, or at the alternate base rate plus 5.5% per annum, but not less than 10% per annum. The borrowings outstanding under the term loan will mature on January 14, 2009. The borrowings under the term loan are jointly and severally guaranteed by a significant number of our subsidiaries and are secured by a pledge of substantially all of our and our subsidiaries’ assets. Our term loan contains covenants that restrict our activities, including restrictions on creating liens, engaging in mergers, consolidations and sales of assets, incurring additional indebtedness, giving guaranties, engaging in different businesses, making loans and investments, entering into certain lease obligations, making certain capital expenditures, making certain dividend, debt and other restricted payments, compromising or adjusting receivables, engaging in certain transactions with affiliates and amending or waiving certain material agreements. The term loan contains financial covenants that are identical to those contained in our revolving credit facility and also contains financial covenants requiring us to maintain:

•	a minimum ratio of consolidated EBITDA to consolidated interest equal to 2.00 to 1.00 through December 31, 2005, with such ratio increasing periodically thereafter to 2.50 to 1.00 (actual as of March 31, 2005 was 5.10 to 1.00);

•	a ratio of total debt to consolidated EBITDA of no greater than 4.50 to 1.00 in 2005, and thereafter no greater than 4.0 to 1.0 (actual as of March 31, 2005 was 1.17 to 1.00);

•	a minimum net worth of $70 million plus 50% of aggregate, cumulative consolidated net income accruing for all fiscal quarters ended after March 31, 2004 (as of March 31, 2005 our actual minimum net worth was $109.4 million compared to the $93.9 million minimum net worth required at such date); and

•	a minimum ratio of consolidated current assets to consolidated current liabilities of 1.00 to 1.00 (actual as of March 31, 2005 was 1.64 to 1.00).

Compliance with these covenants is determined in the manner specified in the documentation governing the term loan. As of March 31, 2005, we were in compliance with all of these covenants.
      Under our term loan, a change of control will be deemed to occur, and an event of default will result, if Mr. Wiessman ceases to be the chairman or Mr. Morris ceases to be the president and chief executive officer of Alon USA and, in either case, an acceptable successor is not appointed within 180 days, or if Alon Israel ceases to own at least 51% of the aggregate voting power represented by our outstanding capital stock. As of March 31, 2005, we had $100.0 million aggregate principal amount outstanding under the term loan.
      We have the right to prepay our term loan commencing in January 2006. We intend to repay all amounts outstanding under the term loan in the first quarter of 2006.
      Mortgage Loans and Equipment Loans. We entered into mortgage and equipment loan agreements with GE Capital Franchise Finance Corporation on October 1, 2002. Pursuant to these agreements, we formed two new retail finance subsidiaries, which received $22.3 million in mortgage loans and $12.7 million in equipment loans. The mortgage loans and equipment loans bear interest at a fixed rate of 8.06% per annum and 8.30% per annum, respectively. The loans are guaranteed by Alon USA and secured by liens on the properties and equipment owned by the retail finance subsidiaries. The loans contain representations and warranties, affirmative, negative and financial covenants and events of default that we believe are customary for financings of this kind. The mortgage loans are payable on a 20-year amortization schedule, and the equipment loans are payable on a ten-year amortization schedule. As of March 31, 2005, we had $31.8 million aggregate principal amount outstanding under the GE mortgage loans and equipment loans. In 2003 and 2004, we obtained $2.3 million in mortgage and equipment loans to finance the acquisition of new retail locations and equipment. The interest rates on these loans range from 5.5% to 9.7% with five to 15-year payment terms.

Capital Spending
      Our capital expenditure budget for 2005 is $24.2 million, of which $9.4 million, primarily related to the crude unit expansion and regulatory compliance, had been spent as of March 31, 2005. Our capital expenditure budget for 2006 is $23.3 million. The following table summarizes our expected capital expenditures for 2005 and 2006 by operating segment and major category:

	2005	2006

	(dollars in thousands)
Refining and Marketing Segment:
Sustaining maintenance	$2,618	$9,129
Growth/profit improvement/other	5,594	3,687
Low-sulfur diesel compliance	6,500	7,500
MACT II/ VERP	6,762	—

	21,474	20,316

Retail Segment:
Sustaining maintenance	1,516	2,307
Growth/profit improvement	1,191	660

	2,707	2,967

Total	$24,181	$23,283

      Clean Air Capital Expenditures. We expect to spend approximately $29.4 million over the next six years to comply with the Federal Clean Air Act regulations requiring a reduction in sulfur content in gasoline and diesel fuels, including $6.5 million for low-sulfur diesel compliance in 2005.
      As of March 31, 2005, we had completed substantially all of the expenditures required to meet regulatory requirements under the Voluntary Emission Reduction Permit program, or VERP, sponsored by the Texas Commission on Environmental Quality, or TCEQ, and for Maximum Achievable Control Technologies for petroleum refineries, or MACT II, which required additional air emission controls for certain processing units at our Big Spring refinery.
      The estimated capital expenditures described above are summarized in the table below. If we were to lose our status as a small refiner, expenditures for the low-sulfur gasoline requirements would be accelerated.

	2005	2006	2007	2008	2009	2010 and Thereafter	Total

	(dollars in thousands)
Low-sulfur gasoline	$—	$—	$500	$1,000	$4,877	$9,000	$15,377
Low-sulfur diesel	6,500	7,500	—	—	—	—	14,000
MACT II/ VERP	6,762	—	—	—	—	—	6,762

Total	$13,262	$7,500	$500	$1,000	$4,877	$9,000	$36,139

      Turnaround and Chemical Catalyst Costs. We completed a major turnaround on substantially all of our major processing units, including the crude unit and the fluid catalytic cracking unit, in the first week of March 2005, at a cost of approximately $7.6 million. Chemical catalyst replacement costs associated with the turnaround were approximately $3.5 million. Between our major turnarounds, we also perform periodic scheduled turnaround projects on various units at our Big Spring refinery.

	2005	2006	2007	2008	2009	2010

	(dollars in thousands)
Scheduled turnaround costs	$7,552	$400	$700	$400	$700	$7,350
Chemical catalyst costs	3,468	3,750	2,305	4,201	3,096	3,900

Total	$11,020	$4,150	$3,005	$4,601	$3,796	$11,250

Contractual Obligations and Commercial Commitments
      Information regarding our known contractual obligations of the types described below as of March 31, 2005 is set forth in the following table. As of March 31, 2005, we did not have any capital lease obligations or any agreements to purchase goods or services that were binding on us and that specified all significant terms.

	Payments Due by Period

	Less Than				More Than
Contractual Obligations	1 Year	1-3 Years	3-5 Years		5 Years	Total

	(dollars in thousands)
Long-term debt obligations(a)	$5,512	$13,873	$97,122	(b)	$41,648	$158,155
Operating lease obligations	8,710	28,070	14,182		7,540	58,502
Pipelines and Terminals Agreement(c)	14,716	58,863	39,242		179,859	292,680
Other commitments(d)	6,120	11,783	5,654		34,636	58,193

Total obligations	$35,058	$112,589	$156,200		$263,683	$567,530

(a)	We expect to repay approximately $24.2 million of outstanding debt with a portion of the proceeds received in this offering, of which $3.8 million is due within one year and $20.4 million is due within five years.

(b)	Includes $92.5 million of indebtedness owed under our term loan. We have the right to prepay our term loan commencing in January 2006. We intend to repay all amounts outstanding under the term loan in the first quarter of 2006.

(c)	Balances represent the minimum committed volume multiplied by the tariff and terminal rates pursuant to the terms of the Pipelines and Terminals Agreement with HEP. See “Business — Pipelines and Product Terminals — HEP transaction.”

(d)	Other commitments include refinery maintenance services costs and management fees to our parent. These management fees will be terminated in connection with the offering for an aggregate payment of $6.0 million.
     Our “other non-current liabilities” are described in Note 9 of our consolidated financial statements included elsewhere in this prospectus. For most of these liabilities, timing of the payment of such liabilities is not fixed and therefore cannot be determined as of March 31, 2005. However, certain expected payments related to our anticipated pension contributions in 2005 and other post-retirement benefits obligations are discussed in Note 10 of our consolidated financial statements included elsewhere in this prospectus.

Off-Balance Sheet Arrangements
      We have no off-balance sheet arrangements.
Quantitative and Qualitative Disclosure About Market Risk
      Changes in commodity prices, purchased fuel prices and interest rates are our primary sources of market risk. Our risk management committee oversees all activities associated with the identification, assessment and management of our market risk exposure.
Commodity Price Risk
      We are exposed to market risks related to the volatility of crude oil and refined product prices, as well as volatility in the price of natural gas used in our refinery operations. Our financial results can be affected significantly by fluctuations in these prices, which depend on many factors, including demand for crude oil, gasoline and other refined products, changes in the economy, worldwide production levels, worldwide inventory levels and governmental regulatory initiatives. Our risk management strategy identifies circumstances in which we may utilize the commodity futures market to manage risk associated with these price fluctuations.
      In order to manage the uncertainty relating to inventory price volatility, we have consistently applied a policy of maintaining inventories at or below a targeted operating level. In the past, circumstances have occurred, such as timing of crude oil cargo deliveries, turnaround schedules or shifts in market demand that have resulted in variances between our actual inventory level and our desired target level. Upon the review and approval of our risk management committee, we may utilize the commodity futures market to manage these anticipated inventory variances.
      We maintain inventories of crude oil, feedstocks and refined products, the values of which are subject to wide fluctuations in market prices driven by world economic conditions, regional and global inventory levels and seasonal conditions. As of March 31, 2005, we held approximately 2.2 million barrels of crude and product inventories valued under the LIFO valuation method with an average cost of $32.33 per barrel. Market value exceeded carrying value of LIFO costs by $42.2 million. We refer to this excess as our LIFO reserve. If the market value of these inventories had been $1.00 per barrel lower, our LIFO reserve would have been reduced to $40.0 million.
      In accordance with SFAS No. 133, all commodity futures contracts are recorded at fair value and any changes in fair value between periods is recorded in the profit and loss section of our consolidated financial statements. As of March 31, 2005, we held no commodity futures contracts.
Interest Rate Risk
      As of March 31, 2005, $100.6 million of our outstanding debt was at floating interest rates. Outstanding borrowings under our term loan bear interest at a rate per annum equal to an alternate base rate, not to be less than 4.50%, plus 5.50%, or LIBOR, not to be less than 3.50%, plus 6.50%. Consequently, we are exposed with respect to this loan to interest rate risk during periods in which the alternate base rate and LIBOR are higher than 4.50% and 3.50%, respectively. An increase of 1.0% in the alternate base rate above 4.5% or in LIBOR above 3.5% would result in an increase in our interest expense of approximately $1.0 million per year.
New Accounting Standards and Disclosures
      In December 2004, the FASB issued Statement of Accounting Standards No. 123R, “Share-Based Payment” (SFAS No. 123R), which requires expensing stock options and other share-based compensation payments to employees and supersedes SFAS No. 123, which had allowed companies to choose between expensing stock options or showing proforma disclosure only. This standard is effective for us as of January 1, 2006 and will apply to all awards granted, modified, cancelled or repurchased after that date as well as the unvested portion of prior awards. Because we use the minimum value method of measuring equity share options for pro forma disclosure purposes under SFAS No. 123, we will apply SFAS 123R prospectively to new awards and to awards modified, repurchased or cancelled after January 1, 2006.
      In November 2004, the FASB issued Statement No. 151, “Inventory Costs,” which clarifies the accounting for abnormal amounts of idle facility expense, freight, handling costs, and wasted material, and requires that those items be recognized as current-period charges. Statement No. 151 also requires that allocation of fixed production overhead to the costs of conversion be based on the normal capacity of the production facilities. Statement No. 151 is effective for fiscal years beginning after June 15, 2005, and is not expected to affect our financial position or results of operations.
      In December 2004, the FASB issued Statement No. 153, “Exchanges of Nonmonetary Assets,” which addresses the measurement of exchanges of nonmonetary assets. Statement No. 153 eliminates the exception from fair value measurement for nonmonetary exchanges of similar productive assets, which was previously provided by APB Opinion No. 29, “Accounting for Nonmonetary Transactions,” and replaces it with an exception for exchanges that do not have commercial substance. Statement No. 153 specifies that a nonmonetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. Statement No. 153 is effective for nonmonetary asset exchanges occurring in fiscal periods beginning after June 15, 2005. The adoption of Statement No. 153 is not expected to affect our financial position or results of operations.
      Currently, the Emerging Issues Task Force, or EITF, is addressing the accounting for linked purchase and sale arrangements in EITF Issue No. 04-13, “Accounting for Purchases and Sales of Inventory with the Same Counterparty.” At its March 17, 2005 meeting, EITF reached a tentative conclusion that generally requires non-monetary exchanges of inventory within the same line of business be recognized at the carrying value of the inventory transferred. We will monitor the progress of EITF Issue No. 04-13 to ensure our accounting for linked purchases and sales complies with the EITF’s final consensus opinion.
      In March of 2005, FASB issued FASB Interpretation No. 47, “Accounting for Conditional Retirement Obligations,” or FIN 47, which requires companies to recognize a liability for the fair value of a legal obligation to perform asset-retirement activities that are conditional on a future event, if the amount can be reasonably estimated. We must adopt FIN 47 by the end of 2005. The impact of adoption on our consolidated financial statements is still being evaluated.

REFINING INDUSTRY OVERVIEW
      Oil refining is the process of separating hydrocarbon atoms present in crude oil and converting them into marketable finished petroleum products, such as gasoline and diesel fuel. Refining is primarily a margin-based business where both the feedstocks and refined finished petroleum products are commodities. Refiners create value by selling refined petroleum products at prices higher than the costs of acquiring crude oil and converting it into finished products.
      The fundamental drivers of profitability in the refining industry have improved since the late 1990s, which has resulted in a general widening between the prices for finished petroleum products and the costs of crude oil. By way of demonstrating the improved industry environment, the Gulf Coast 3/2/1 crack spread averaged $2.82 per barrel between 1992 and 1999. As a result of the improvement in underlying fundamental factors, these margins averaged $4.79 per barrel from 2000 to 2004, and first quarter 2005 margins averaged $6.62 per barrel.
      The following chart shows the Gulf Coast 3/2/1 crack spreads since 1992, together with the average margins per barrel stated above for the periods from 1992 to 1999 and 2000 to 2004:

Data Source: Platt’s Oilgram News
     The current U.S. refining industry is characterized by limited refinery capacity, high utilization rates, strong demand for finished products, increased reliance on imported products and higher differentials between sour and sweet crude oil prices.
Limited U.S. Refining Capacity
      Decreasing petroleum product demand and deregulation of the domestic refining industry in the 1980s, along with new fuel standards introduced in the early 1990s, contributed to decreasing domestic refining capacity in the United States. According to the Department of Energy Information

Administration, or EIA, and the Oil and Gas Journal’s 2004 Worldwide Refining Survey, the number of U.S. refineries has decreased from a peak of 324 in 1981 to 132 in January 2005. The last major new oil refinery in the United States was built in 1976. According to the EIA, while domestic refining capacity has decreased approximately 10%, from 6.8 billion barrels in 1981 to 6.1 billion barrels in 2003, domestic demand for refined fuels has increased approximately 24.8%, from 5.9 billion barrels to 7.3 billion barrels, over the same period.
High Utilization Rates
      Between 1982 and 2003, refinery utilization increased from 69% to over 92% and is approaching an effective maximum rate. The EIA projects that utilization will remain high relative to historic levels, ranging from 92% to 95% of design capacity. The trend toward greater capacity utilization has been driven by several factors, including (1) no new major refineries having been built in the United States since 1976, (2) increasing demand for refined products, (3) many small refineries having been closed and (4) Tier 2 low sulfur fuel regulations having consumed capital, thus constraining potential investments in capacity increases.
Number of U.S. Refineries vs. Utilization
Strong Demand Fundamentals
      While growth in refining capacity is expected by the EIA to average 1.3% per year over the next two decades, the EIA projects demand for petroleum products to outpace capacity growth and continue to grow at an average of 1.5% per year over this period. Approximately 92% of the projected demand growth is expected to come from the increased consumption of light petroleum products, including gasoline, diesel, jet fuel and liquefied petroleum gas, which are more difficult and costly to produce than heavy products.
      According to the EIA, total U.S. products demand increased 2.4% in 2004 compared to 2003, due primarily to an improving economy and a continued increase in the number of higher gas consumption vehicles utilized by U.S. consumers. At the same time, gasoline supplies have tightened due to more stringent fuel specifications. This has caused refining margins to substantially exceed those experienced in 2003, and we expect margins to continue to be favorable.
Dependence on Imports
      Due to lack of sufficient domestic refining capacity, the United States is a net petroleum product importer. Imports of petroleum products, largely from northwest Europe and Asia, accounted for almost 14% of total U.S. consumption in 2004. Increased imports generally occur primarily during periods when refined product prices in the United States are materially higher than in Europe and Asia. However, products meeting new and evolving fuel specifications are expected to account for an increasing share of total fuel demand, foreign refiners will need to meet these specifications in order to export directly into the U.S. market. Many foreign refineries do not currently possess the capabilities to blend and process fuels that meet these specifications, which could put further pressure on the domestic supply and demand environment.
Increased Sweet/Sour Price Differentials
      As the global economy has improved, world-wide crude oil demand has increased, and the incremental production from OPEC and other producers has tended to be sour crude oils. At the same time, many refiners have turned to sweeter crude oils to meet lower sulfur fuel specifications, resulting in increased supplies of sour crude oils. These factors have caused the discounts for sour crude oils, relative to the prices of sweet crude oils, to increase. The average sweet/sour differential between WTI and WTS increased 45.1% from 2003 to 2004. We believe that increasing worldwide supplies of lower-cost sour crude oils and increased demand for sweet crude oils will continue to provide a cost advantage to refineries with complex configurations that are able to process sour crude oils.

BUSINESS
Company Overview
      We are an independent refiner and marketer of petroleum products operating primarily in the Southwestern and South Central regions of the United States. Our business consists of two operating segments: (1) refining and marketing and (2) retail. Our business is physically integrated, with the majority of our refinery’s production being distributed through our product pipeline and terminal network to our wholesale customers and our retail segment.
      We own and operate a sophisticated sour crude oil refinery in Big Spring, Texas, which we recently expanded from a crude oil throughput capacity of 62,000 barrels per day, or bpd, to 70,000 bpd. We own a crude oil pipeline system totaling approximately 500 miles. Our product pipeline and terminal network consists of seven product pipelines totaling approximately 840 miles and six product terminals, which we own or access through leases or long-term throughput agreements. We market our gasoline and diesel products under the FINA brand name to approximately 1,300 retail sites. We also market unbranded gasoline, diesel, jet fuel and other refinery products, and we are one of the largest suppliers of asphalt in West Texas, New Mexico and Arizona.
      As of March 31, 2005, we operated 167 7-Eleven branded convenience stores in West Texas and New Mexico. Our convenience stores typically offer merchandise, food products and motor fuels under the 7-Eleven and FINA brand names. We are the largest 7-Eleven licensee in the United States and are one of the top three convenience store operators, based on number of stores, in the cities of El Paso, Midland, Odessa, Big Spring and Lubbock, Texas. We also have a significant presence in Wichita Falls, Texas and Albuquerque, New Mexico. We supply our stores with substantially all of their motor fuel needs through our product pipeline and terminal network.
      We conduct the majority of our operations in West Texas, Central Texas, Oklahoma, New Mexico and Arizona. We refer to our operations in this region as our physically integrated system because we are able to supply our branded and unbranded distributors in this region with motor fuels produced at our Big Spring refinery and distributed through our product pipeline and terminal network. Our physically integrated system includes more than 550 of the approximately 1,300 FINA branded retail sites that we supply, including our retail segment convenience stores. We also operate in East Texas and Arkansas. We refer to our operations in this region as our non-integrated system because we supply our branded and unbranded distributors in this region with motor fuels obtained from third parties.
Corporate History and Development of the Business
      We are a Delaware corporation formed in 2000. We acquired our Big Spring refinery and certain crude oil pipelines, product pipelines and product terminals from Fina in August 2000. This acquisition also included Fina’s 34.4% interest in SCS. We acquired the remaining 65.6% interest in SCS in May 2001.
      A portion of the financing for our acquisition from Fina was provided by investors who purchased 40% of the common stock of Alon Capital, our subsidiary which owns substantially all of our refinery, pipeline and terminal assets. On August 2002, we consolidated our business and operations under a new subsidiary holding company, Alon USA. In connection with this restructuring, we acquired the 40% minority interest in Alon Capital for a purchase price of $57.1 million. See “Certain Relationships and Related Transactions — The Alon Capital Minority Interest Acquisition” for a more detailed description of the Alon Capital minority acquisition and information regarding the relationships between the former minority interest holders and certain of our directors and officers.
      In January 2002, we acquired our Carswell product pipeline system and certain refinery equipment from Pride Refining, Inc., or Pride, for $5.5 million. The Carswell pipeline, which runs from Abilene to Fort Worth, Texas, is presently inactive. We have integrated the refinery equipment acquired from Pride into our Big Spring refinery.

      In August 2002, we completed construction of a $7.5 million GTR asphalt plant adjacent to our Big Spring refinery. Our GTR plant has enabled us to penetrate new asphalt markets and expand sales in existing markets, particularly to contractors involved with major highway projects in the State of Texas for which GTR asphalt is increasingly required. We sold over 250,000 barrels of GTR asphalt in 2003, exceeding our initial forecast by approximately 25%. Sales volumes have continued to increase with approximately 421,000 barrels of GTR asphalt sold in 2004.
      In June 2004, we purchased the Trust and River product pipelines and Duncan product terminal for a purchase price of approximately $9.4 million pursuant to a put/call option entered into in 2000 in connection with our acquisition from Fina. We had previously leased these assets from subsidiaries held by Fina’s pension plan.
      In July 2004, we acquired an 85% interest in a 100,000 tons per year, or 1,500 bpd, asphalt blending facility in Bakersfield, California for a purchase price of approximately $3.9 million. The addition of this facility increased our asphalt blending capabilities by over 25%.
      In February 2005, we successfully completed a major turnaround of our key processing units at our Big Spring refinery. In connection with this turnaround, we expanded our refinery’s crude oil throughput capacity from 62,000 bpd to 70,000 bpd at a cost of $6.4 million.
      On February 28, 2005, we completed the contribution of three product pipelines and three product terminals to HEP. In exchange for this contribution, we received $120 million in cash and 937,500 subordinated Class B limited partnership units in HEP. Simultaneously with this transaction, we entered into a Pipelines and Terminals Agreement with HEP with an initial term of 15 years and three additional five-year renewal terms exercisable at our option.
Competitive Strengths
      Physically Integrated Refining and Marketing System. Our pipeline and terminal network provides us with the flexibility to: (1) access a variety of crude oils, thereby allowing us to optimize our refinery’s crude supply; (2) efficiently distribute our motor fuel products to markets in West Texas, Central Texas and Oklahoma; and (3) access other markets, including New Mexico and Arizona, through interconnections with third-party transportation systems. Our physically integrated system also allows us to achieve cost efficiencies that are not available to our competitors who are not similarly integrated.
      Sophisticated Refinery with Cost and Supply Advantages. Our Big Spring refinery ranks in the second quartile of all refineries in the United States in terms of net cash margin per barrel as reported in the most recent Solomon Associates competitive analysis. Our refinery’s high relative net cash margin per barrel is due primarily to:

•	our ability to process substantial volumes of sour crude oil;

•	our low relative transportation cost to source WTS crude oil due to the refinery’s location in the Permian Basin;

•	our ability to access domestic and foreign crude oils through our Amdel pipeline when processing such crude oils allows us to improve our margins; and

•	the higher value we are able to realize from our asphalt production as compared to the value of alternative products, such as No. 6 Fuel Oil.
      Ability to Process Substantial Volumes of Sour Crude Oil. Typically, over 90% of the crude oil processed at our Big Spring refinery is sour crude oil. Sour crude oils cost less than sweet crude oils, such as WTI, which results in lower feedstock costs and provides us with a competitive advantage over refineries that lack the ability to process substantial volumes of sour crude oil.
      Leading Producer of Asphalt Products. According to Texas Department of Transportation statistics, we are the second largest supplier of asphalt to the State of Texas, which is the largest asphalt consuming state in the United States. We produce many advanced asphalt products such as rubberized asphalt, PMA and GTR, which are increasingly specified by government agencies for use in highway projects in the State of Texas. Our refinery can produce up to 23 different asphalt product formulations.
      Strong Brand Recognition. The FINA brand is well-known in the Southwestern and South Central United States, where motor fuels have been marketed under the FINA brand since 1963. We have an exclusive license to market gasoline, diesel and jet fuels under the FINA brand in Texas, Oklahoma, New Mexico and five other states through July 2012. We are the largest 7-Eleven licensee in the United States and have an exclusive license to use the 7-Eleven brand in West Texas and most of New Mexico. 7-Eleven is one of the largest convenience store chains in the United States.
      Proven Retail Marketing Expertise. Our retail operations benefit from the combination of our strengths in retail marketing and those of Alon Israel. For the year ended December 31, 2004, our retail store merchandise margins were approximately 33%, which is above the national average of 31% reported in the most recent study by the National Association of Convenience Stores.
      Experienced Leadership. A number of our executive officers and key operating personnel, including our Chief Executive Officer, have spent the majority of their careers operating our Big Spring refinery and have successfully managed our business through multiple industry cycles. Since our acquisition from Fina, our management team has completed a number of strategic transactions that have strengthened our financial condition and positioned us for future growth. We also benefit from the management and transactional experience provided by Alon Israel, which has grown since its formation in 1989 to become the largest services and trade company in Israel.
Strategy
      Our objective is to increase stockholder value through sustained earnings and cash flow growth. Our principal strategies to achieve this objective are to:
      Increase the Capacity and Yields of Our Refinery. We regularly evaluate ways to improve the profitability of our Big Spring refinery through cost-effective upgrades and expansions. We have identified a project to further expand our Big Spring refinery’s crude oil throughput capacity to 75,000 bpd and are evaluating other projects to increase our light product yields.
      Expand Our Physically Integrated System. We intend to expand our crude oil and product pipeline systems to enhance our ability to access optimal crude oil supplies and to increase the volume and profitability of our integrated product distribution system.
      Enhance and Expand Our Retail Operations. We intend to continue to leverage our relationships with 7-Eleven and Alon Israel to increase our same store sales and profitability and to adopt innovative technologies to enhance our convenience store operations. We also intend to increase the number of our retail outlets in West Texas and New Mexico.
      Continue to Increase Our Asphalt Production and Margins. We are planning to increase the ratio of our high-value to low-value asphalt grades to realize the greater margins associated with the higher value products. Pursuant to this strategy, we constructed a GTR asphalt plant adjacent to our Big Spring refinery and acquired an 85% interest in an asphalt blending terminal in Bakersfield, California. We plan to purchase or build additional asphalt blending terminals to expand our market penetration and increase our sales of higher margin asphalt grades.
      Grow through Selective Acquisitions. Our growth strategy is focused on the expansion of our physically integrated system and the acquisition of complementary refining and retail assets. We believe the consummation of this offering will enhance our capability to realize significant growth opportunities.

Refining and Marketing Segment
Refinery Overview
      Our Big Spring refinery has a crude oil throughput capacity of 70,000 bpd. In industry terms, we operate a “cracking refinery” with a Nelson complexity rating of 10.2. The Nelson complexity rating provides a measure of how complex a refinery is relative to others in the industry, with higher ratings indicating higher conversion capability to refine products from sour or heavy crude oils. Complexity ratings are calculated by refiners using a standard calculation process. In order to calculate the Nelson complexity rating for a refinery, a complexity factor is assigned to each process unit based on its relative conversion value compared with the crude distillation unit. A refinery’s overall complexity rating is an aggregate of the value assigned to each process unit multiplied by the capacity of the unit as a percentage of the crude distillation unit’s capacity. The Nelson complexity rating is based on assigned factors for the various refinery process units in relation to atmospheric distillation at 1.0. A higher factor is assigned to more technologically demanding, capital intensive units.
      Our Big Spring refinery is located on 1,306 acres in the Permian Basin in West Texas. Our refinery has undergone numerous expansions and upgrades over the last 15 years, with aggregate capital expenditures of more than $172.7 million above our annual sustaining capital requirements. Our Big Spring refinery’s primary products are gasoline, distillates, petrochemicals, petrochemical feedstocks, asphalt and other petroleum products. Our refinery typically converts approximately 86% of its feedstock into higher value products such as gasoline, diesel, jet fuel and petrochemicals, with the remaining 14% primarily converted to asphalt and liquefied petroleum gas. During each full year of operations since our acquisition from Fina, we have averaged over 96% utilization of our Big Spring refinery’s crude oil throughput capacity.
      The following table provides information concerning the historical throughput and production of our Big Spring refinery:

	Year Ended December 31,						Three Months Ended March 31,

	2002		2003		2004		2004		2005

	Bpd	%	Bpd	%	Bpd	%	Bpd	%	Bpd	%

Refinery crude throughput:
Sweet crude	4,725	8.2	5,398	8.8	4,321	7.5	4,777	8.2	2,829	6.4
Sour crude	53,159	91.8	55,676	91.2	53,646	92.5	53,524	91.8	41,096	93.6

	57,884	100.0	61,074	100.0	57,967	100.0	58,301	100.0	43,925	100.0

Blendstocks	3,022		3,280		3,697		3,550		3,522

Refinery throughput	60,906		64,354		61,664		61,851		47,447

Refinery products:
Gasoline	28,840	47.4	30,700	47.7	28,711	46.8	29,410	47.4	21,562	45.8
Diesel/jet	20,434	33.6	21,554	33.5	19,939	32.5	19,774	31.9	15,232	32.4
Asphalt	5,209	8.5	5,746	8.9	5,781	9.4	5,102	8.2	4,297	9.1
Petrochemicals	3,908	6.4	4,536	7.1	4,492	7.3	4,537	7.3	3,617	7.7
Other	2,486	4.1	1,804	2.8	2,449	4.0	3,257	5.2	2,352	5.0

Total refined products manufactured	60,877	100.0	64,340	100.0	61,372	100.0	62,080	100.0	47,060	100.0

Raw Material Supply
      Sour crude oil has typically accounted for over 90% of our crude oil input, of which approximately 99% has been WTS crude oil. We receive WTS and WTI crude oil from regional common carrier pipelines. In addition, our Amdel pipeline gives us the ability to optimize our refinery crude slate by transporting foreign and domestic crude oils to our refinery from the Gulf Coast when the economics for processing those crude oils are more favorable than processing locally sourced crude oils. Other feedstocks, including butane, isobutane and asphalt blending components, are delivered by truck and railcar, and a majority of our natural gas is delivered by a pipeline in which we own a 63.0% interest.
Big Spring Refinery Production
      Gasoline. Gasoline has typically accounted for approximately 47% of our refinery’s production. We produce various grades of gasoline, ranging from 84 sub-octane regular unleaded to 93 octane premium unleaded, and use a computerized component blending system to optimize gasoline blending. Our refinery is capable of producing specially formulated fuels, such as those required in the El Paso, Dallas/ Fort Worth and Arizona markets.
      Distillates. Diesel and jet fuel has typically accounted for approximately 33% of our refinery’s production. All of the diesel fuel we produce is low-sulfur, while our jet fuel production conforms to the JP-8 grade military specifications required by the Air Force bases to which we market our jet fuel.
      Asphalt. Asphalt has typically accounted for approximately 9% of our refinery’s production. Approximately 57% of our asphalt production is paving grades and 43% is asphalt blendstocks. We have an exclusive license to use Fina’s asphalt blending technology in West Texas, Arizona, New Mexico and Colorado and a non-exclusive license in Idaho, Montana, Nevada, North Dakota, South Dakota, Utah and Wyoming. Exclusivity under this fully-paid license remains in effect as long as we continue to purchase our rubber modifiers from Fina, Inc., although we may purchase rubber modifiers from other sources and maintain such exclusivity if Fina, Inc. does not provide competitive pricing on rubber modifiers. Our refinery’s asphalt facilities are capable of producing up to 23 different grades of asphalt base stock, including both PMA and GTR asphalt. Paving grades are predominantly sold from April through October for government projects. Our other asphalt blendstocks are sold to roofing companies and asphalt blenders throughout the United States.
      Petrochemical Feedstocks and Other. We produce propane, propylene, certain aromatics, specialty solvents and benzene for use as petrochemical feedstocks, along with other by-products such as sulfur and carbon black oil. We have sulfur processing capabilities of approximately two tons per thousand bpd of crude oil capacity, which is above the average for cracking refineries and aids in our ability to produce low-sulfur motor fuels with relatively low investment while continuing to process significant amounts of sour crude oil.
Transportation Fuel Marketing
      Our marketing of transportation fuels is focused on five states in the Southwestern and South Central regions of the United States through our physically integrated and non-integrated systems, respectively.
      Branded Transportation Fuel Marketing. The FINA brand is a well recognized trade name in the Southwestern and South Central United States. Our retail segment operates up to 20% of the convenience stores selling motor fuels in several key cities in these regions. We have an exclusive license through July 2012 to use the FINA name and related trademarks in connection with the manufacture and sale (including resale by distributors) of gasoline, diesel and other fuels within Texas, Oklahoma, New Mexico, Arizona, Arkansas, Louisiana, Colorado and Utah. Prior to the expiration of this license, we intend to review our alternatives for branding our transportation fuel, including seeking to extend our license with FINA or developing our own brand. Aside from the inconvenience of changing brands, including costs of new signage, we do not believe that transitioning to our own brand would materially affect our business or operations.
      Our branded fuels are marketed through our retail segment and to independently-owned FINA branded retail distributors. During 2004, we sold 33,291 bpd of gasoline and 5,401 bpd of diesel fuel as branded fuels. Approximately 70% of our branded fuel sales are in West Texas and Central Texas, but a growing volume is in New Mexico.
      Unbranded Transportation Fuel Marketing. We presently sell a majority of our diesel fuel, and a nominal volume of gasoline, on an unbranded basis. During 2004, we sold an average of 4,976 bpd of gasoline and 11,254 bpd of diesel fuel as unbranded fuels, which were largely sold through our physically integrated system.
      Jet Fuel Marketing. We market substantially all our jet fuel as JP-8 grade to the Defense Energy Supply Center, or DESC. All DESC contracts are for a one-year term and are awarded through a competitive bidding process. We have traditionally bid for contracts to supply Dyess Air Force Base in Abilene, Texas and Sheppard Air Force Base in Wichita Falls, Texas. Our annual contract with Dyess Air Force Base was renewed for 2005. Our bid for the 2005 contract with Sheppard Air Force Base was not successful, although we did retain 5% of this business, which was reserved for small refiners. We intend to bid for the 2006 contracts with each of these Air Force bases.
Asphalt Marketing
      Our Big Spring refinery produces approximately 5,500 bpd of asphalt that is sold in up to 23 different product formulations. Other cracking refineries which cannot produce asphalt from residual oil produce No. 6 Fuel Oil. We measure the value of producing asphalt rather than No. 6 Fuel Oil by calculating the incremental netback of asphalt. The asphalt netback is the sales price of asphalt less the cost of the additives and blendstock needed to produce this asphalt, divided by the percent of residual oil in the asphalt produced. Our asphalt netback has ranged from $14 to over $20 per barrel since 2000 and is significantly higher than the $4 to over $12 per barrel netback of No. 6 Fuel Oil over the same period. We sell the majority of our asphalt to contractors involved with government projects. We have increased our production capabilities for latex and rubber modified grades that meet the stringent and varied state highway road paving specifications for use in Texas, New Mexico and Arizona. This improved product mix has increased our weighted average asphalt price by over $7 per barrel during the last three years.
Pipelines and Product Terminals
      Our pipeline and terminal network utilizes approximately 500 miles of crude oil pipelines, nearly 840 miles of product pipelines and six product terminals and provides us with access to four additional product terminals.

      Our pipeline and terminal network allows us to optimize our inventory by allowing us to control the movement and the timing of our refinery’s feedstock supply and the distribution of our refined products. Specifically, this network provides us with the flexibility to (1) access a variety of crude oils, thereby allowing us to optimize our refinery’s crude supply at any given time, (2) efficiently distribute our transportation fuel products to markets in West Texas, Central Texas and Oklahoma and (3) access other markets, including New Mexico and Arizona, through interconnections with third-party transportation systems.
      Crude Oil and Natural Gas Pipelines. Our crude oil pipeline system provides our refinery access to Permian Basin crude oil and foreign and domestic crude oil from the Gulf Coast and consists of the following pipelines:

Crude Oil Pipelines	Status	Miles	Connections

Amdel	Owned	504	Midland and Nederland
White Oil	Owned	25	Garden City (Amdel) and Big Spring
Mesa Interconnect	Owned	4	Mesa pipeline and Big Spring
      Our 504 mile bi-directional Amdel pipeline and our 25 mile White Oil pipeline connect our refinery to Nederland, Texas, which is located on the Gulf Coast. Permian Basin crude oil is delivered to our refinery through the two-mile long, 16-inch diameter Mesa Interconnect pipeline which is connected to the Mesa pipeline, a common carrier. Because prices for WTS and other locally sourced crude oils have been favorable compared to crude oils available from the Gulf Coast over the last three years, we have not utilized our Amdel pipeline for crude oil shipments since 2002. We continuously monitor prices for crude oils available from the Gulf Coast and intend to utilize our Amdel pipeline to access such crude oils when their prices, together with our costs of transportation on our Amdel pipeline, are favorable compared to the cost of acquiring and delivering WTS and other locally sourced crude oils to our Big Spring refinery.
      Our refinery is the closest in proximity to Midland, Texas, which is the largest origination terminal for West Texas crude oil. We believe this location provides us with the lowest transportation cost differential for West Texas crude oil of any refinery. A small amount of locally gathered crude oil is also delivered directly to our refinery. We own a 63% interest in the pipeline that supplies a majority of the natural gas to our refinery.
      Product Pipelines. The product pipelines we utilize are linked to the major third-party product pipelines in the geographic area around our refinery, which provides us flexibility to optimize product flows into multiple regional markets. Our network can also (1) receive additional transportation fuel products from the Gulf Coast through the Pride Product terminal and Magellan pipelines, (2) deliver and receive product to and from the Williams system, our connection to the Group III, or mid-continent, markets, and (3) deliver to the New Mexico and Arizona markets through third-party systems. The following table sets forth our product pipelines:

				Termination
Product Pipelines	Access	Miles	Connections	Date (a)

Chevron(a)	Lease	38	Coahoma and Midland	2006
Fin-Tex	HEP throughput	137	Midland and Orla (Holly)	2020
Holly	Lease	133	Orla and El Paso	2018
Trust	HEP throughput	332	Big Spring/Abilene/Wichita Falls	2020
Dyess JP-8	HEP throughput	2	Abilene and Dyess Air Force Bases	2020
River	HEP throughput	47	Wichita Falls and Duncan (Williams)	2020
Carswell	Owned	148	Abilene and Fort Worth	N/A

(a)	The Chevron pipeline description does not include a four-mile pipeline that we own that connects Big Spring and Coahoma.
     The Chevron, Fin-Tex and Holly pipelines make up our Fin-Tex system. Our access to the Chevron and Holly pipelines is secured by long-term leases, while our access to the Fin-Tex pipeline is provided through our Pipelines and Terminals Agreement with HEP. The Fin-Tex system transports product from our refinery to El Paso, Texas and allows it to be placed in Tucson and Phoenix, Arizona through the third-party Kinder Morgan pipeline. Our Fin-Tex system also gives us access to the Albuquerque and Bloomfield, New Mexico markets. We deliver physical barrels to El Paso and receive, through an exchange agreement with Navajo Refining Company, physical barrels in Albuquerque and Bloomfield, New Mexico.
      The Trust pipeline connects our refinery to terminals in Abilene and Wichita Falls, while the River pipeline connects the terminal in Wichita Falls to our Duncan terminal. At Duncan, the River pipeline connects into the Magellan pipeline system for sales into Group III markets. The Trust and River pipeline system is a bi-directional pipeline system which we access through our Pipelines and Terminals Agreement with HEP. Our access to the Trust and River pipelines is now provided through our Pipelines and Terminals Agreement with HEP.
      The Dyess JP-8 pipeline connects the Abilene terminal to Dyess Air Force Base. Our access to this pipeline is also provided through our Pipelines and Terminals Agreement with HEP.
      Our Carswell pipeline system runs from Abilene, Texas to Fort Worth, Texas. The Carswell pipeline is currently inactive as we evaluate alternatives to link our physically integrated system to the Dallas/ Fort Worth area.

      Product Terminals. We primarily utilize the following six product terminals, of which three are owned and three are accessed through our Pipelines and Terminal Agreement with HEP:

		Working
Terminals	Access	Capacity(a)	Supply Source	Mode of Delivery

Big Spring, Texas(b)	Owned	331	Pipeline/refinery	Pipeline/truck
Abilene, Texas	HEP	111	Pipeline	Pipeline/truck
Wichita Falls, Texas	HEP	155	Pipeline	Truck
Duncan, Oklahoma	Owned(c)	154	Pipeline	Pipeline
Orla, Texas	HEP	116	Pipeline	Pipeline
Southlake, Texas	Owned	212	Pipeline	Truck

Total		1,079

(a)	Measured in thousands of barrels.

(b)	Includes the tankage located at our refinery.

(c)	The terminals are owned but the underlying real property is leased.
      Five of our six terminals are physically integrated with our Big Spring refinery through our product pipeline system. Three of the five terminals in our physically integrated system, Big Spring, Abilene and Wichita Falls, Texas, are also equipped with truck loading racks. The other two terminals in our physically integrated system, Duncan, Oklahoma and Orla, Texas, are used for delivering shipments into third-party pipeline systems. Our Southlake, Texas terminal is located between Fort Worth and Dallas, part of our non-integrated system, and supplied with purchased or exchanged products. Our Southlake terminal is equipped with a truck loading rack and operates as a wholesale outlet for our distributors in the Dallas/ Fort Worth area. We also directly access four other terminals located in Wichita Falls and El Paso, Texas and Tucson and Phoenix, Arizona.
      HEP Transaction. On February 28, 2005, we completed the contribution of three product pipelines and three product terminals to HEP in exchange for $120 million in cash and 937,500 subordinated Class B limited partnership units in HEP. HEP financed the cash consideration for the HEP transaction by issuing high yield debt, or HEP Debt. Alon Pipeline Logistics, LLC, our subsidiary, entered into an agreement with the general partner of HEP providing for Alon Logistics to indemnify the general partner for cash payments it has to perform toward satisfaction of the principal or interest under the HEP Debt following a default by HEP (provided that such cash payments exceed the difference between the amount of HEP Debt over the indemnity amount). The indemnity amount is limited to the lower of (a) $110.9 million or (b) the outstanding amount of HEP Debt, and Alon Logistics may reduce the indemnity amount from time to time. The indemnity terminates at such time as Alon Logistics no longer holds any HEP units and extends only to Alon Logistics and not to any other Alon entities, even if the units are transferred to such other entities.
      Pursuant to the Contribution Agreement with HEP, we retained any liabilities in existence prior to February 28, 2005 relating to the operation of the pipelines and terminals, and we also retained responsibility for any repairs required to be made to the Trust and River pipelines to comply with legally required mechanical integrity and other standards of the Department of Transportation and the Environmental Protection Agency, provided that HEP notifies us of such repairs prior to February 28, 2006. We provided customary representations and warranties to HEP regarding the pipelines and terminals in the Contribution Agreement and we have agreed to indemnify HEP for any breaches of these representations and warranties. In general, our representations and warranties under the Contribution Agreement expire on February 28, 2006, except for breaches of our representations and warranties relating to our corporate organization and authority, potential conflicts or violations resulting from our entering into the Contribution Agreement, our title to the pipelines and terminals, and taxes, all of which will expire on February 28, 2015. Our indemnity obligations for breaches of representations and warranties are subject to HEP first incurring $750,000 of damages as a result of breaches of our representations and warranties. In addition, our indemnity obligations for breaches of representations and warranties are limited to an aggregate indemnification amount of $20 million, including any amounts paid by us to HEP with respect to indemnification for environmental liabilities under the separate Environmental Agreement we entered into with HEP. We describe the Environmental Agreement in more detail under “— Environmental Regulation — Environmental Indemnity to HEP.”
      Simultaneously with this transaction, we entered into a Pipelines and Terminals Agreement with HEP with an initial term of 15 years and three additional five-year renewal terms exercisable at our option. If the Pipelines and Terminals Agreement expires without renewal, we have the right to enter into a new agreement with HEP at any time within one year after the expiration on terms that both parties agree are substantially similar to the terms on which HEP could enter into an agreement with a third party for similar services. In the event HEP decides to sell the pipelines and terminals during the term of the Pipelines and Terminals Agreement, we have a right of first refusal to purchase the pipelines and terminals from HEP.
      Pursuant to the Pipelines and Terminals Agreement, we have committed to transport and store minimum volumes of refined products in these pipelines and terminals. The tariff rates applicable to our transportation of refined products on the pipelines are at fixed rates subject to annual increase or decrease based on the percentage change in the producer price index for finished goods as published by the Department of Labor, but the tariff rates may not decrease below the initial tariff rates set forth in the Pipelines and Terminals Agreement. In addition, if we transport and store refined products in the pipelines and terminals during a contract year at certain levels above our committed yearly volumes, we will receive a 50% discount on the tariff rates applicable to the incremental volumes.
      The service fees for our storage of refined products in the terminals are initially set at rates competitive in the marketplace and will be adjusted annually based on the percentage change in the preceding two contract years in an index of comparable fees posted by other terminal owners in the same geographical location as the terminals.
      Pursuant to the Pipelines and Terminals Agreement, neither HEP nor its affiliates are permitted to transport refined products through the pipelines and terminals without our prior written consent and HEP is restricted from building any competing refined products pipelines on the existing rights-of-ways for the pipelines and terminals until after the initial term of the Pipelines and Terminals Agreement.
Retail Segment
      As of March 31, 2005, we had 167 retail sites operating under the 7-Eleven brand, of which 164 sold motor fuels under the FINA brand.

Location	Owned	Leased	Total

Big Spring, Texas	6	1	7
El Paso, Texas	13	36	49
Lubbock, Texas	17	5	22
Midland, Texas	9	10	19
Odessa, Texas	10	25	35
Wichita Falls, Texas	8	4	12
Albuquerque, New Mexico	12	11	23

Total stores	75	92	167

      Our convenience stores typically offer merchandise, food products and motor fuels. Substantially all of the motor fuel sold though our retail segment is produced at our Big Spring refinery and transported to our retail fuel sites through our product pipeline and terminal network.
      We are one of the top three independent convenience store chains in each of the cities of El Paso, Midland, Odessa, Big Spring and Lubbock, Texas, with approximately 20% of the convenience stores in each city. We also have a significant presence in Wichita Falls, Texas and Albuquerque, New Mexico.

      Convenience Store Management and Employees. Each of our stores has a store manager who supervises a staff of full-time and part-time employees. The number of employees at each convenience store varies based on the store’s size, sales volume and hours of operation. Typically, a geographic group of six to 10 stores is managed by a supervisor who reports to a district manager. Seven district managers are responsible for a varying number of stores depending on the geographic size of each market and the experience of each district manager. These district managers report to our retail management headquarters in Odessa. Our retail segment’s headquarters, located in Odessa, Texas, consists of 49 employees.
      Distribution and Supply. The merchandise requirements of our convenience stores are serviced at least weekly by multiple direct-store delivery, or DSD, vendors. In order to minimize costs and facilitate deliveries, we utilize a single wholesale distributor, McLane Company Inc., for non-DSD products. We purchase the products from McLane at cost plus an agreed upon percentage mark-up. Our current contract with McLane expires at the end of November 2006. We purchase approximately 55% to 60% of our merchandise for resale from McLane. We also have more than 100 additional DSD and non-DSD vendors with whom we do not have written contracts.
      7-Eleven License Agreement. We are party to a license agreement with 7-Eleven which gives us a license to use the 7-Eleven trademark, service name and trade name in connection with our convenience store operations in West Texas and a majority of the counties in New Mexico. This license agreement may be terminated by 7-Eleven if we fail to perform our obligations under the agreement.
      Technology and Store Automation. We are installing a point of sale information system for our convenience stores and anticipate completion of this project in 2005. This point of sale system is a checkout system to be used in our convenience stores, which includes scanning, pump control, peripheral device integration and daily operations reporting. This system will enhance our ability to offer a greater variety of promotions with a high degree of flexibility with regard to definition (store, group of stores, region, etc.) and duration. We will also be able to receive enhanced management reports that will assist our decision-making processes. We believe the point of sale system will allow our convenience store managers to spend less time preparing reports and more time analyzing these reports to improve convenience store operations. This system also includes shortage-control tools. This point of sale system will be used as the platform to support other marketing technology projects, including interactive video at the pump and bar code coupons at the pump.
Competition
      Petroleum refining and marketing is highly competitive. With respect to our wholesale gasoline and distillate sales and marketing, we compete with Valero, Koch, ChevronTexaco, ExxonMobil, Holly, ConocoPhillips and other major refiners. Many of our principal competitors are integrated, multinational oil companies that are substantially larger and more recognized than we are. Because of their diversity, integration of operations, larger capitalization and greater resources, these major competitors may be better able to withstand volatile market conditions. The principal competitive factors affecting our wholesale marketing business are price and quality of product, reliability and availability of supply and location of distribution points.
      The principal competitive factors affecting our refining and marketing segment are costs of crude oil and other feedstocks, refinery efficiency, refinery product mix and costs of product distribution and transportation. Because of the diversity, integration of operations, larger capitalization, larger and more complex refineries and greater resources of many of our competitors, these companies may be better able to withstand volatile market conditions, to compete on the basis of price and to obtain crude oil more readily in times of shortage. We have no crude oil reserves and are not engaged in the exploration or production of crude oil. However, we believe that we will be able to obtain adequate crude oil and other feedstocks at generally competitive prices for the foreseeable future. We believe that the location of our refinery provides us with a secure supply of crude oil and a transportation cost advantage over many of our competitors.

      The recently completed Longhorn pipeline runs approximately 700 miles from the Houston area of the Gulf Coast to El Paso and has an estimated maximum capacity of 225,000 bpd. This pipeline provides Gulf Coast refiners and other shippers with improved access to markets in West Texas and New Mexico. We anticipate that any additional supply provided by this pipeline will lower prices and increase price volatility in El Paso and could adversely affect our sales and profitability in this market. We do not expect our remaining shipments of refined products to be affected, since they are shipped directly for distribution through our retail segment or to other FINA branded customers or are exchange paybacks for sales in Albuquerque and Bloomfield, New Mexico markets, to which the Longhorn pipeline does not have access.
      Our major retail competitors include Valero, ChevronTexaco, ConocoPhillips and Shell. The principal competitive factors affecting our retail segment are location of stores, product price and quality, appearance and cleanliness of stores and brand identification. We expect to continue to face competition from large, integrated oil companies, as well as from other convenience stores that sell motor fuels. Increasingly, grocery and dry goods retailers such as Albertson’s, Wal-Mart and HEB are entering the motor fuel retailing business. Many of these competitors are substantially larger than we are. Because of their diversity, integration of operations and greater resources, these companies may be better able to withstand volatile market conditions or levels of low or no profitability.
      We compete with Valero, ChevronTexaco, Holly and Paramount in the regional asphalt market. The principal factors affecting competitiveness in asphalt markets are consistency of product quality, transportation cost to the construction site and capability to produce the range of high performance products necessary to meet the requirements of customers.
Environmental Regulation
      Environmental Capital Expenditures. All of our operations are subject to extensive environmental regulations. While we believe our operations are generally in substantial compliance with current requirements, over the next several years our operations will have to meet new requirements being promulgated by the EPA and the states in which we operate. For example, the EPA has adopted regulations that will require several significant reductions in the sulfur content in gasoline and diesel fuel. These regulations required most refineries to reduce sulfur content in gasoline to 30 ppm by January 1, 2004. The regulations allow small refiners to meet the 30 ppm gasoline standard by January 2008, or January 2011 if the small refiner implements the new diesel sulfur content standard of 15 ppm by June 1, 2006, which we intend to do. Otherwise, the new diesel standard allows small refiners to delay implementation of the 15 ppm standard until June 1, 2010. We have been certified by the EPA as a small refiner for both gasoline and diesel. We could lose our small refiner certification if, as the result of a merger or acquisition, we employ more than 1,500 employees or increase our production capacity to more than 155,000 bpd. We anticipate that the new gasoline and diesel standards will require capital expenditures of approximately $29.4 million through 2010, of which approximately $6.5 is expected to be spent in the remainder of 2005. We believe our relative cost to comply with these standards will be lower than many other refiners due to the petrochemical legacy of our Big Spring refinery. If we lose our status as a small refiner, we would be required to incur the capital expenditures for the gasoline and diesel standards at an earlier date than would be required for a small refiner.
      As of March 31, 2005, we had substantially completed our expenditures required for compliance with the Voluntary Emissions Reduction Program, or VERP, sponsored by the Texas Commission on Environmental Quality, or TCEQ, including regulations establishing Maximum Achievable Control Technologies for petroleum refineries, or MACT II.
      We may have to make additional capital expenditures at our refinery, terminals, retail gasoline stations (operating and closed locations) and petroleum product terminals to comply with the Federal Clean Air Act and other state and federal regulations.
      Remediation Efforts. We are currently investigating and remediating historical soil and groundwater contamination at our Big Spring refinery pursuant to a compliance plan issued by the TCEQ. The compliance plan requires us to investigate and, if necessary, remediate fifty-nine potentially contaminated areas on our refinery property. We expect to complete the investigation of these areas by the end of 2006. The compliance plan also requires us to monitor and treat contaminated groundwater at our Big Spring refinery and some of our terminals, which is currently underway. We estimate that we will be required to spend approximately $6.7 million with respect to the investigation and remediation of our Big Spring refinery and our terminals. The costs incurred to comply with the compliance plan are covered, with certain limitations, by an environmental indemnity provided by Fina, which we discuss below.
      In addition, we operate convenience stores with underground gasoline and diesel fuel storage tanks in various states. Compliance with federal and state regulations that govern these storage tanks can be costly. The operation of underground storage tanks also poses various risks, including soil and groundwater contamination. We are currently investigating and remediating leaks from underground storage tanks at some of our convenience stores, and it is possible that we may identify more leaks or contamination in the future that could result in fines or civil liability for us. We have established reserves in our financial statements in respect of these matters to the extent that the associated costs are both probable and reasonably estimable. We cannot assure you, however, that these reserves will prove to be adequate.
      Environmental Indemnity from Fina. In connection with the acquisition of our Big Spring refinery and other operating assets from Fina in August 2000, Fina agreed, within prescribed limitations, to indemnify us against costs incurred in connection with any remediation that is required as a result of environmental conditions that existed on the acquired properties prior to the closing date of our acquisition. Fina’s indemnification obligations for these remediation costs run through August 2010, have a ceiling of $5.0 million per year (with carryover of unused ceiling amounts and unreimbursed environmental costs into subsequent years) and have an aggregate indemnification cap of $20.0 million. Thereafter, we are solely responsible for all additional remediation costs. As of March 31, 2005, the remediation of the properties is on schedule, and we have expended approximately $10.3 million in connection with that remediation and approximately $3.0 million in environmental insurance premiums, all of which has been covered by the Fina indemnity. Subject to a $25,000 deductible per claim up to an aggregate deductible of $2.0 million, Fina is additionally obligated to indemnify us for third-party claims with respect to environmental matters received by us within ten years of the closing date to the extent such matters relate to Fina’s operations on the acquired properties prior to the closing date. Fina is further obligated to indemnify us for environmental fines imposed as a result of Fina’s operations on the acquired properties prior to the closing date, provided that such claims are asserted no later than the earlier of ten years from the closing date and the date that the applicable statute of limitations expires. Fina’s aggregate indemnification obligations for environmental fines and third-party claims are not subject to a monetary cap. Excluding liabilities retained by Fina as described above, we assumed the environmental liabilities associated with the acquired properties and agreed to indemnify Fina for any environmental claims or costs in connection with our operations at the acquired properties after the closing date.
      We have also purchased two environmental insurance policies to cover expenditures not covered by the Fina indemnification agreement. Under an environmental clean-up cost containment, or cost cap, policy, we are insured for remediation costs for known conditions at the time of our acquisition of our assets from Fina. This policy has a $20.0 million deductible during the first ten years after the acquisition (coinciding with the Fina indemnity) and a $1.0 million annual deductible for the remainder of the term of the policy. Under an environmental response, compensation and liability insurance policy, or ERCLIP, we are covered for bodily injury, property damage, clean-up costs, legal defense expenses and civil fines and penalties relating to unknown conditions and incidents. The ERCLIP policy is subject to a $1.0 million sublimit on liability for civil fines and penalties and a deductible of $150,000, or $100,000 in the case of civil fines or penalties, per incident. Both the cost cap and ERCLIP policies have a term of twenty years and share a maximum aggregate coverage of $40.0 million. The insurer under these policies is The Kemper Insurance Companies, which has experienced significant downgrades of its credit ratings in recent years. Our insurance broker has advised us that environmental insurance policies with terms in excess of ten years are not currently generally available and that policies with shorter terms are available only at premiums substantially in excess of the premiums paid for our policies with Kemper.

      Environmental Indemnity to HEP. In connection with the HEP transaction, we entered into an Environmental Agreement with HEP pursuant to which we agreed to indemnify HEP against costs and liabilities incurred by HEP to the extent resulting from the existence of environmental conditions at the pipelines or terminals prior to February 28, 2005 or from violations of environmental laws with respect to the pipelines and terminals occurring prior to February 28, 2005. Our environmental indemnification obligations under the Environmental Agreement expire after February 28, 2015. In addition, our indemnity obligations are subject to HEP first incurring $100,000 of damages as a result of pre-existing environmental conditions or violations. Our environmental indemnity obligations are further limited to an aggregate indemnification amount of $20 million, including any amounts paid by us to HEP with respect to indemnification for breaches of our representations and warranties under the Contribution Agreement.
      With respect to any remediation required for environmental conditions existing prior to February 28, 2005, we have the option under the Environmental Agreement to perform such remediation ourselves in lieu of indemnifying HEP for their costs of performing such remediation. Pursuant to this option, we are continuing to perform the ongoing remediation at the Wichita Falls terminal which is subject to our environmental indemnity from Fina. Any remediation required under the terms of the Environmental Agreement is limited to the standards under the applicable environmental laws as in effect at February 28, 2005.
Other Government Regulation
      Our Amdel pipeline is regulated by the Federal Energy Regulatory Commission. All of our pipelines are regulated by Department of Transportation rules and our intrastate pipelines are regulated by the Texas Railroad Commission. Within the Texas Railroad Commission, the Pipeline Safety Section of the Gas Services Division administers and enforces the federal and state requirements on our intrastate pipelines. All of our pipelines within Texas are permitted and certified by the Texas Railroad Commission’s Gas Services Division.
      Both the State of Texas and the Federal Department of Transportation have recently promulgated new regulations on pipeline safety. These regulations require pipelines that are located in populated or environmentally sensitive areas to prepare and implement a program for managing the integrity of these pipelines, including the repair of any defects identified as a result of ongoing pipeline integrity assessments. We estimate that compliance with these new regulations will require us to invest $1.3 million over the next five years.
      The Petroleum Marketing Practices Act, or PMPA, is a federal law that governs the relationship between a refiner and a distributor pursuant to which the refiner permits a distributor to use a trademark in connection with the sale or distribution of motor fuel. We are subject to the provisions of the PMPA because we sublicense the Fina brand to our distributors in connection with their distribution and sale of motor fuels. The PMPA provides that we may not terminate or fail to renew our distributor contracts unless certain enumerated preconditions or grounds for termination or nonrenewal are met and we also comply with prescribed notice requirements. The PMPA provides that our distributors may enforce the provisions of the act through civil actions against us. If we terminate or fail to renew one or more of our distributor contracts in the absence of the specific grounds permitted by the PMPA, or fail to comply with the prescribed notice requirements in effecting a termination or nonrenewal, those distributors may file lawsuits against us to compel continuation of their contracts or to recover damages from us.

Employees
      As of April 30, 2005, we had approximately 1,415 employees. Approximately 250 employees worked in our refining and marketing segment, of which 170 were employed at our refinery and approximately 80 were employed at our corporate offices in Dallas. Approximately 120 of the 170 employees at our refinery are covered by collective bargaining agreements that expire on March 31, 2006. Approximately 1,165 employees worked in our retail segment. None of the employees in our retail segment or in our corporate offices are represented by a union. We consider our relations with our employees to be satisfactory.
Legal Proceedings
      In the ordinary conduct of our business, we are subject to periodic lawsuits, investigations and claims, including, environmental claims and employee related matters. Although we cannot predict with certainty the ultimate resolution of lawsuits, investigations and claims asserted against us, we do not believe that any currently pending legal proceeding or proceedings to which we are a party will have a material adverse effect on our business, results of operations, cash flows or financial condition.

Corporate Structure
      Our current corporate structure is set forth in the following diagram:

(1)	Alon Israel owns 96% of Alon USA Energy, Inc. directly, and the remaining 4% indirectly through its wholly owned subsidiary, Tabris Investments Inc.

(2)	Alon USA, Inc. is the borrower under our term loan. The term loan is guaranteed by Alon USA Energy, Inc. and its subsidiaries other than the retail financing subsidiaries.

(3)	Alon Operating is a holding company with no independent operations. The 6.4% of equity interest not owned by Alon USA, Inc. consists of non-voting common stock held by certain of our executive officers. See “Principal Stockholders.”

(4)	Alon USA GP, LLC is the employer of our refining and marketing and corporate office employees and maintains the related benefit plans.

(5)	Our refining and marketing business and operations are conducted through Alon USA, LP. Alon USA, LP is the borrower under our revolving credit facility. The revolving credit facility is guaranteed by Alon USA Inc. and its subsidiaries other than the retail financing subsidiaries.

(6)	Southwest Convenience Stores, or SCS, conducts our retail business operations and owns or leases our retail locations and assets.

(7)	Alon Capital issued 40% of its equity interest to finance a portion of the acquisition price of our refining and marketing assets from Fina in 2000. We acquired this 40% interest in 2002 in the Alon Capital minority interest acquisition. See “Certain Relationships and Related Transactions — The Alon Capital Minority Interest Acquisition.”

(8)	Alon Assets is a holding company with no independent operations. The 6.4% equity interest not owned by Alon Capital consists of non-voting common stock held by certain of our executive officers. See “Principal Stockholders.” The direct and indirect subsidiaries of Alon Assets own or lease our refining and marketing assets and lease or sublease those assets to Alon USA, LP.

(8)	T & R Assets, Inc., Fin-Tex Pipe Line Company and Alon USA Refining, Inc. collectively own 100% of Alon Pipeline Logistics, LLC.

MANAGEMENT
Directors and Executive Officers
      The following table sets forth the names and ages of each of our current directors and executive officers and certain of our other key employees, and the positions they held, as of May 2, 2005:

Name	Age	Position

David Wiessman	50	Executive Chairman of the Board of Directors
Pinchas Cohen	53	Director
Avraham Meron	65	Director
Itzhak Bader	59	Director
Ron W. Haddock	64	Director
Boaz Biran	42	Director
Yeshayahu Pery	71	Director
Zalman Segal	68	Director Nominee
Jeff D. Morris	53	Director, President and Chief Executive Officer
Claire A. Hart	49	Senior Vice President
Shai Even	36	Chief Financial Officer and Treasurer
Joseph A. Concienne	54	Vice President of Refining and Transportation
Kyle C. McKeen	41	Vice President of Marketing
Jimmy C. Crosby	46	Vice President of Supply and Planning
Joseph Israel	34	Vice President of Mergers and Acquisitions
Harlin R. Dean	38	Vice President, General Counsel and Secretary
Joseph Lipman	59	President and Chief Executive Officer of SCS
      Set forth below is a brief description of the business experience of each of our directors, executive officers and key employees listed above. Prior to this offering, our executive officers, other than Messrs. Wiessman and Dean, served with our wholly-owned subsidiary, Alon USA, Inc., which has historically managed our operations. In May 2005, in contemplation of this offering, each of the executive officers of Alon USA, Inc., was elected to the same office or appointed to the same position with Alon USA Energy, Inc. in which he serves with Alon USA, Inc.
      David Wiessman has served as Executive Chairman of the Board of Directors of Alon since July 2000 and served as President and Chief Executive Officer of Alon USA Energy, Inc. from its formation in 2000 until May 2005. Mr. Wiessman has over 25 years of oil industry and marketing experience. Since 1994, Mr. Wiessman has been Chief Executive Officer, President and a director of Alon Israel. In 1992, Bielsol Investments (1987) Ltd. acquired a 50% interest in Alon Israel. In 1987, Mr. Wiessman became Chief Executive Officer of, and a stockholder in, Bielsol Investments (1987) Ltd., a sister company of Bielsol Ltd. In 1976, after serving in the Israeli Air Force, he became Chief Executive Officer of Bielsol Ltd., a privately owned Israeli company that owns and operates gasoline stations and owns real estate in Israel. Mr. Wiessman is also Chairman of the Board of Directors of Blue Square Chain Properties and Investments, Ltd., which is listed on the Tel Aviv Stock Exchange, and Deputy and Vice Chairman of Blue Square Israel, Ltd., which is listed on the New York Stock Exchange and the Tel Aviv Stock Exchange. Mr. Wiessman also has served as Chairman of the Board and President of Dor Alon Energy since January 2005.
      Pinchas Cohen has served as a director of Alon since May 2002. Mr. Cohen is the Chief Executive Officer of Africa Israel Investments Ltd., an investment company in Israel listed on the Tel Aviv Stock Exchange, a position he has held since 1999. From 1998 to 1999, he was Executive Vice President of Africa Israel Investments Ltd., and from 1994 to 1998, he was General Manager of ELDAN

Transportation and Tourism, a car rental and road service company in Israel. Mr. Cohen is also a director of Alon Israel and Blue Square Israel, Ltd.
      Avraham Meron has served as a director of Alon since August 2000. Mr. Meron has also served as a director of Alon Israel since 1997. He is Senior Vice President – Finance of Africa Israel Investments, Ltd., a position he has held since 1995. Mr. Meron is also a director of Blue Square Israel, Ltd.
      Itzhak Bader has served as a director of Alon since August 2000. Mr. Bader has also served as Chairman of the Board of Directors of Alon Israel since 1993. He is Chairman of Granot Cooperative Regional Organization Corporation, a purchasing organization of the Kibbutz movement, a position he has held since 1995. In addition, he is also Chairman of Gat, Givat Haim Agricultural Cooperative for Conservation of Agricultural Production Ltd., an Israeli beverage producer, a position he has held since 1999. Mr. Bader is also a director of Blue Square Israel, Ltd.
      Ron W. Haddock has served as a director of Alon since August 2002. Mr. Haddock has also served as a consultant to Alon and certain of its subsidiaries since September 2000. From December 1989 to July 2000, Mr. Haddock served as Chief Executive Officer of Fina. Mr. Haddock currently serves as the Chairman of the Board and Chief Executive Officer of Prisma Energy International, a Houston-based international energy corporation and successor to the international energy infrastructure business of Enron Corp. Mr. Haddock also serves as a director of Southwest Securities, Inc., a financial services company; SepraDyne Corporation, a Dallas-based environmental technology company; Adea Solutions, Inc., a Dallas-based high-tech personnel and consulting firm; and Safety-Kleen Systems, Inc., a Dallas-based waste management, oil recycling and refining company.
      Boaz Biran has served as director of Alon since May 2002. Mr. Biran has been a director of Bielsol Investments (1987) Ltd. since 1998, and a partner in Shraga F. Biran & Co., a law firm in Israel, since 1999. Mr. Biran has also served as Chairman of the Board of Directors of Rosebud Medical Ltd., an investment company in Israel listed on the Tel Aviv Stock Exchange, since November 2003.
      Yeshayahu Pery has served as a director of Alon since August 2003. Mr. Pery has also served as a director of Alon Israel since 1997. He is Chairman of MIGAL INC., a technology institute in the biotechnology field, a position he has held since 1998. From 1997 until 2004 Mr. Pery served as Chairman and Chief Executive Officer of Galilee Cooperative Organisation, a purchasing and finance organization of the Kibutz movement. In addition, Mr. Pery served as Chairman of Agricultural Insurance Association and the Atudot pension fund between 1995 and 2004.
      Zalman Segal is currently a consultant to and Vice Chairman of the board of directors of Bank Leumi USA and its subsidiary, Leumi Investment Services. Mr. Segal served from 1989 through 2004 as Chief Executive Officer and as a director of Bank Leumi USA, where he was responsible for the commercial banking business of Bank Leumi USA in the Western Hemisphere.
      Jeff D. Morris has served as a director and as our President and Chief Executive Officer since May 2005 and has served as the President and Chief Executive Officer of our subsidiary Alon USA since its inception in August 2002 and of our other operating subsidiaries since July 2000. Prior to joining Alon, he held various positions at Fina, where he began his career in 1974. Mr. Morris served as Vice President of Fina’s SouthEastern Business Unit from 1998 to 2000 and as Vice President of its SouthWestern Business Unit from 1995 to 1998. In these capacities, he was responsible for both the Big Spring refinery and Fina’s Port Arthur refinery and had responsibility for crude gathering assets and marketing activities for both business units.
      Claire A. Hart has served as our Senior Vice President since January 2004 and served as our Chief Financial Officer and Vice President from August 2000 to January 2004. Prior to joining Alon, he held various positions in the Finance, Accounting and Operations Departments of Fina for 13 years, serving most recently as Treasurer from 1998 to August 2000 and as General Manager of Credit Operations from 1997 to 1998.

      Shai Even has served as our Chief Financial Officer since December 2004 and as our Treasurer since August 2003. Prior to joining Alon, Mr. Even served as the Chief Financial Officer of DCL Technologies, Ltd. from 1996 to July 2003 and prior to that worked for KPMG from 1993 to 1996.
      Joseph A. Concienne has served as our Vice President of Refining and Transportation since March 2001. His primary role is as site manager for our Big Spring refinery. Prior to joining Alon, Mr. Concienne served as Director of Operations/ General Manager for Polyone Corporation in Seabrook, Texas from 1998 to 2001. He served as Vice President/ General Manager for Valero Refining and Marketing, Inc. in 1998 and as Manager of Refinery Operations and Refinery Manager for Phibro Energy Refining, which became Valero Refining and Marketing, Inc. in 1998, from 1985 to 1998.
      Kyle C. McKeen has served as our Vice President of Marketing since August 2002 with responsibilities for our retail technologies. From June 2001 to August 2002, Mr. McKeen served as General Manager of Marketing Support. From January 1999 until June 2001, he served as Manager of Market Development for Intermec Technologies.
      Jimmy C. Crosby has served as our Vice President of Supply and Planning since March 2005, with responsibility for all terminal and refinery supply for our marketing and refinery operations. Mr. Crosby served as our General Manager of Business Development and Planning from August 2000 to March 2005. Prior to joining Alon, Mr. Crosby worked with Fina from 1996 to August 2000 where he last held the position of Manager of Planning and Economics for the Big Spring refinery.
      Joseph Israel has served as our Vice President of Mergers & Acquisitions and Business Development since March 2005. Mr. Israel served as our General Manager of Economics and Commerce from September 2000 to March 2005. Prior to joining Alon, Mr. Israel held positions with several Israeli government entities beginning in 1998, including the Israeli Land Administration, the Israeli Fuel Administration and most recently as Commerce Vice President of Israel’s Petroleum Energy Infrastructure entity.
      Harlin R. Dean has served as our General Counsel and Secretary since October 2002 and as Vice President since May 2005. Prior to joining Alon USA, Mr. Dean practiced corporate and securities laws, with a focus on public and private merger and acquisition transactions and public securities offerings, at Brobeck, Phleger & Harrison LLP, from April 2000 to September 2002, and at Weil, Gotshal & Manges, L.L.P., from September 1992 to March 2000.
      Joseph Lipman has served as President and Chief Executive Officer of SCS since July 2001. From 1997 to July 2001, Mr. Lipman served as General Manager of Cosmos, a chain of supermarkets in Israel owned by Super-Sol Ltd., where he was responsible for marketing and store operations. Mr. Lipman also held general managerial posts at Tuoro College, in Jerusalem in 1997.
Board of Directors
      Our board of directors currently consists of eight members, Messrs. Wiessman, Cohen, Meron, Bader, Haddock, Biran, Pery and Morris. Upon completion of this offering, Mr. Segal will become a director and our board of directors will consist of nine members.
Committees of the Board of Directors
      Our board of directors does not have a nominating and corporate governance committee or a committee performing the functions of this committee. Our board of directors has determined that we are a “controlled company” for the purposes of Section 303A of the New York Stock Exchange Listed Company Manual because Alon Israel holds more than 50% of the voting power of our company. As such, we are relying on exemptions from the provisions of Section 303A that would otherwise require us, among other things, to have a board of directors composed of a majority of independent directors, to have a compensation committee composed of independent directors and to have a nominating and corporate governance committee.

•	Audit Committee. Upon completion of this offering, our audit committee will be composed of Messrs. Segal, Meron and Haddock. Our board of directors has determined that each of these individuals is financially literate and that Mr. Segal has accounting or related financial management expertise, in each case as contemplated by applicable New York Stock Exchange requirements. Our board of directors has determined that Mr. Segal satisfies applicable New York Stock Exchange and SEC requirements relating to independence but that Messrs. Meron and Haddock do not. Because this offering is our initial public offering, we are permitted to phase in the independence of our audit committee. Upon completion of this offering, we will be required to have one independent audit committee member and will be required to have a majority of independent members approximately 90 days after the date of this prospectus and to have all independent audit committee members approximately one year after the date of this prospectus. The audit committee will oversee our accounting and financial reporting processes and the audits of our financial statements.

•	Compensation Committee. Our compensation committee is composed of Messrs. Wiessman and Morris. The compensation committee establishes, administers and reviews our policies, programs and procedures for compensating our executive officers and directors.
Director Compensation
      Except as described below, our directors historically have not been compensated for their services as such. Under an oral agreement we have with Ron W. Haddock, we have historically paid Mr. Haddock an annual fee of $50,000 for serving on the board of directors of Alon USA plus $1,500 for each board or committee meeting he attends. See “Certain Relationships and Related Transactions – Other Consulting and Service Relationships.” In addition, we have paid Mr. Wiessman compensation as our Executive Chairman as described under “— Executive Compensation.”
      Effective upon consummation of this offering, our non-employee directors will receive an annual fee of $50,000 and an additional fee of $1,500 per meeting attended. The chairperson of our audit committee will also receive an annual fee of $10,000 and each member of our audit committee will receive a fee of $1,500 per meeting attended. In addition, each independent director and each other non-employee director who is not affiliated with Alon Israel will receive $25,000 per year in restricted stock which will vest in three equal installments on each of the first, second and third anniversaries of the grant date.

Executive Compensation
      Summary Compensation Table. Mr. Wiessman served as Executive Chairman, President and Chief Executive Officer of Alon USA Energy, Inc. until May 2005. In 2004, there were two other officers of Alon USA Energy, Inc., neither of whom received total salary and bonus in excess of $100,000. In May 2005, the executive officers of our subsidiary, Alon USA, Inc. were elected as executive officers of Alon USA Energy, Inc. See “Management — Directors and Executive Officers.”
      The following table provides a summary of the compensation awarded to, earned by or paid to Mr. Wiessman in 2004 and to Messrs. Morris, Hart, Concienne and Dean, the four most highly compensated executive officers of Alon USA, Inc., in 2004. The position of each of the individuals reflects his position held in 2004. We refer to these individuals as our named executive officers.

		Annual Compensation

Name and Position	Year	Salary	Bonus

David Wiessman(a)	2004	$140,534	$134,453
Executive Chairman of the Board, President and Chief Executive Officer of Alon USA Energy, Inc.
Jeff D. Morris	2004	$289,675	$464,360	(b)
President and Chief Executive Officer of Alon USA, Inc.
Claire A. Hart	2004	$173,214	$202,953	(b)
Senior Vice President of Alon USA, Inc.
Joseph A. Concienne	2004	$167,387	$197,209	(b)
Vice President of Refining and Transportation of Alon USA, Inc.
Harlin R. Dean	2004	$245,001	$163,890
Vice President, General Counsel and Secretary of Alon USA, Inc.

(a)	Under an agreement between Alon Israel and David Wiessman relating to Mr. Wiessman’s service to Alon Israel and its subsidiaries, we have historically paid Mr. Wiessman, indirectly through a company owned by him, a fee of $11,583 per month for serving as Executive Chairman of the board of directors of Alon and have paid on behalf of Mr. Wiessman maintenance and utility costs associated with his Dallas, Texas residence, which were approximately $17,524 in 2004. See “Certain Relationships and Related Transactions — Other Consulting and Service Relationships.”

(b)	Bonus includes amounts paid under our stock option plans to cover the exercise price of options exercised in that year and reimbursement of related tax obligations.
     Option Exercises in 2004 and December 31, 2004 Option Values. The following tables set forth information concerning option exercises for 2004 and the number of shares underlying both exercisable and non-exercisable stock options held by the named executive officers as of December 31, 2004, and the values for exercisable and unexercisable options. The shares acquired on exercise and the shares underlying options are shares of Alon Assets or Alon Operating, as indicated. Options are in the money if the value of the shares covered thereby is greater than the option exercise price. The calculation of the value realized on exercise is based on our estimates of the value of the shares of Alon Assets or Alon Operating, as applicable. The calculation of the value of unexercised in-the-money options is based on our estimates of the value of the shares of Alon Assets or Alon Operating, as applicable, less the exercise price.
Alon Assets

			Number of Securities		Value of Unexercised
			Underlying Unexercised		In-the-Money Options at
	Shares		Options at Year End 2004		Year End 2004
	Acquired on	Value
Name	Exercise	Realized	Exercisable	Unexercisable	Exercisable	Unexercisable

David Wiessman	—	$—	—	—	$—	$—
Jeff D. Morris	807.7	30,693	807.7	5,318.0	1,615	10,636
Claire A. Hart	201.9	7,672	201.9	1,329.3	404	2,659
Joseph A. Concienne	201.9	7,672	201.9	1,413.5	404	2,827
Harlin R. Dean	—	—	—	—	—	—
Alon Operating

			Number of Securities		Value of Unexercised
			Underlying Unexercised		In-the-Money Options at
	Shares		Options at Year End 2004		Year End 2004
	Acquired on	Value
Name	Exercise	Realized	Exercisable	Unexercisable	Exercisable	Unexercisable

David Wiessman	—	$—	—	—	$—	$—
Jeff D. Morris	303.3	153,470	303.3	1,997.1	226,262	1,489,838
Claire A. Hart	75.8	38,355	75.8	499.2	56,547	372,403
Joseph A. Concienne	75.8	38,355	75.8	530.8	56,547	395,977
Harlin R. Dean	—	—	—	—	—	—
2000 Stock Option Plan of Alon Assets and Alon Operating
      In 2000, the board of directors of each of Alon Assets and Alon Operating adopted a 2000 Stock Option Plan, which was approved by their respective stockholders in June 2001. The option plans for Alon Assets and Alon Operating are substantially identical. No further options will be granted under these plans.
      As of December 31, 2004, there were 139,947.5 shares of capital stock of Alon Assets outstanding and 52,552.5 shares of capital stock of Alon Operating outstanding. All outstanding options expire no later than ten years after the date of grant. As of December 31, 2004, the following options were outstanding:

	Number of Shares
	Underlying	Per Share
2000 Stock Option Plan of:	Outstanding Options	Exercise Price

Alon Assets	9,272.3	$100
Alon Operating	3,482.0	100
      No options to purchase common stock of Alon Assets or Alon Operating were granted pursuant to these plans during 2004. Plan participants exercised options for 1,211.5 shares in Alon Assets and 454.9 shares in Alon Operating in 2004.
2005 Incentive Compensation Plan
      Our board of directors and stockholders will have approved the 2005 Incentive Compensation Plan, our Incentive Plan, prior to the completion of this offering. A description of the provisions of our Incentive Plan is set forth below. This summary is qualified in its entirety by the detailed provisions of the Incentive Plan, a copy of which will be filed as an exhibit to our registration statement of which this prospectus is a part.

      The purpose of the Incentive Plan is to attract, reward and retain qualified personnel, and to provide incentives for our directors, officers and employees to set forth maximum efforts for the success of our business. Our Incentive Plan permits the granting of awards in the form of options to purchase common stock, stock appreciation rights, restricted shares of common stock, restricted stock units, performance shares, performance units and senior executive plan bonuses.
      Subject to certain adjustments that may be required from time to time to prevent dilution or enlargement of the rights of participants in the Incentive Plan, a maximum of            million shares will be available for grants of all equity awards under the Incentive Plan. The shares of common stock to be issued under the Incentive Plan consist of authorized but unissued shares of our common stock. If any shares are subject to an award that expires or are forfeited, then such shares will, to the extent of any forfeiture or termination, again be available for making awards under the Incentive Plan.
      The Incentive Plan will be administered by the compensation committee of our board of directors. Subject to the terms of the Incentive Plan, our compensation committee has the full authority to select participants to receive awards, determine the types of awards and terms and conditions of awards, and interpret provisions of the Incentive Plan. Awards may be made under the Incentive Plan to directors, officers and employees of Alon USA Energy, Inc. and its subsidiaries, provided that awards qualifying as incentive stock options, as defined under the Internal Revenue Code of 1986, as amended, or the Code, may only be granted to employees. In addition, each non-employee director who is not affiliated with Alon Israel will receive annual restricted stock grants.
      While our board of directors may terminate or amend the Incentive Plan at any time, no amendment may adversely impair the rights of grantees with respect to outstanding awards. In addition, an amendment will be contingent on approval of our stockholders to the extent required by law. Unless terminated earlier, the Incentive Plan will terminate on the tenth anniversary of the date on which it is approved by our stockholders, after which no further awards may be made under the Incentive Plan, but will continue to govern unexpired awards.
Pension Plans
      The following table provides the estimated annual benefits payable to eligible employees upon retirement under our pension plan, based on the eligible employee’s average annual compensation level at retirement and credited years of service.

		Pension Plan Table(a)(b)

	Years of Service

Compensation Level	15	20	25	30	35

$125,000	$30,938	$41,250	$51,563	$61,875	$72,188
150,000	37,125	49,500	61,875	74,250	86,625
175,000	43,313	57,750	72,188	86,625	101,063
200,000	49,500	66,000	82,500	99,000	115,500
225,000	55,688	74,250	92,813	111,375	129,938
250,000	61,875	82,500	103,125	123,750	144,375
300,000	74,250	99,000	123,750	148,500	173,250
400,000	99,000	132,000	165,000	198,000	231,000
450,000	111,375	148,500	185,625	222,750	259,875
500,000	123,750	165,000	206,250	247,500	288,750

(a) Pension plan benefits are computed on a straight-line annuity basis.

(b)	The benefits listed in the pension plan table above are subject to a deduction for Social Security benefits.
     Employees who participate in the pension plan make no contributions. A participating employee becomes vested in the pension plan once that employee has completed five full years of employment,

assuming a minimum of 1,000 hours of service per year. After becoming vested, a participating employee has a non-forfeitable right to his vested retirement benefit. A participant’s compensation for purposes of determining benefits under the pension plan includes salary, bonus and overtime pay. The bonus amount does not include bonuses paid to our executives in connection with the Alon Assets or Alon Operating option plans. The compensation covered by the pension plan and the credited years of service with respect to Messrs. Wiessman, Morris, Hart, Concienne and Dean as of March 31, 2005 are set forth in the table below, assuming retirement at the normal retirement age under the pension plan of 65:

	Compensation Covered	Credited Years
Name	by Pension Plan	of Service

David Wiessman	$—	—
Jeff D. Morris	526,261	30.8
Claire A. Hart	252,294	4.5
Joseph A. Concienne	243,788	3.9
Harlin R. Dean	319,944	2.3
      We also provide additional pension benefits to our highly compensated employees through our Pension Restoration Plan. If an employee is a participant in our pension plan and is subject to the limitation on compensation pursuant to Section 401(a)17 or 415 of the Code, then the employee can participate in the Pension Restoration Plan and is eligible for a benefit equal to his benefit payable under our pension plan without regard to any limitations on compensation less his benefit payable under our pension plan with regard to the limitations on compensation. This Pension Restoration Plan is unfunded and vests on the same schedule as our pension plan.
Employment Agreements
      Jeff D. Morris. We are party to an Executive Employment Agreement with Jeff Morris which provides for Mr. Morris to serve as our President and Chief Executive Officer through April 30, 2010 and which automatically renews for one-year terms unless terminated by either party. Mr. Morris currently receives a base salary of $289,674 per year and is eligible for annual merit increases. Under his employment agreement, Mr. Morris is entitled to participate in our annual cash bonus plans, pension plan and benefits restoration plan and our 2000 stock option plans. Additionally, we are required to provide Mr. Morris with additional benefits, including disability, hospitalization, medical and retiree health benefits and life insurance. Mr. Morris is subject to a covenant not to compete during the term of his employment for nine months after the date of his termination. This agreement also prohibits Mr. Morris from disclosing our proprietary information received through his employment.
      In the event of a change in control of Alon Assets or Alon Operating in which the equity securities owned by Mr. Morris in Alon Assets or Alon Operating (whether actually or contingently owned) are included and such change of control occurs either (i) prior to the earlier of July 31, 2010 or the date of vesting of Mr. Morris’ shares of common stock of Alon Assets and Alon Operating or (ii) after the termination of Mr. Morris’ employment by us without cause or by Mr. Morris for good reason, Mr. Morris is entitled to receive a cash bonus in the amount of 8% of the amount by which the aggregate implied equity value of Alon Assets and Alon Operating exceeds $20 million. The percentage due to Mr. Morris is subject to adjustment based on the number of shares of common stock owned by Mr. Morris that vest prior to any change of control transaction, and the implied equity value of Alon Assets or Alon Operating, as the case may be, is subject to a minimum estimated value based on the year in which the change of control occurs.
      Claire A. Hart. We are party to an Executive Employment Agreement with Claire Hart which provides for Mr. Hart to serve as our Senior Vice President through April 30, 2010 and which automatically renews for one-year terms unless terminated by either party. Mr. Hart currently receives a base salary of $177,900 per year and is eligible for annual merit increases. Under his employment agreement, Mr. Hart is entitled to participate in our annual cash bonus plans, pension plan and benefits restoration plan and our 2000 stock option plans. Additionally, we are required to provide Mr. Hart with additional benefits, including disability, hospitalization, medical and retiree health benefits and life insurance. Mr. Hart is subject to a covenant not to compete during the term of his employment and for nine months after the date of his termination. This agreement also prohibits Mr. Hart from disclosing our proprietary information received through his employment.
      Joseph A. Concienne. We are party to an Executive Employment Agreement with Joseph Concienne which provides for Mr. Concienne to serve as Vice President of Refining and Transportation through April 30, 2010 and which automatically renews for one-year terms unless terminated by either party. Mr. Concienne currently receives a base salary of $175,000 per year and is eligible for annual merit increases. Under his employment agreement, Mr. Concienne is entitled to participate in our annual cash bonus plans, pension plan and benefits restoration plan and our 2000 stock option plans. Additionally, we are required to provide Mr. Concienne with additional benefits, including disability, hospitalization, medical and retiree health benefits and life insurance. Mr. Concienne is subject to a covenant not to compete during the term of his employment and for nine months after the date of his termination. This agreement also prohibits Mr. Concienne from disclosing our proprietary information received through his employment.
      Harlin R. Dean. We are party to an Management Employment Agreement with Harlin Dean which provides for Mr. Dean to serve as our Vice President, General Counsel and Secretary through April 30, 2010 and which automatically renews for one-year terms unless terminated by either party. Mr. Dean currently receives a base salary of $250,700 per year and is eligible for annual merit increases. Under his employment agreement, Mr. Dean is entitled to participate in our annual cash bonus plans, pension plan and benefits restoration plan. Additionally, we are required to provide Mr. Dean with additional benefits, including disability, hospitalization, medical and retiree health benefits and life insurance. Mr. Dean is subject to a covenant not to compete during the term of his employment and for nine months after the date of his termination. This agreement also prohibits Mr. Dean from disclosing our proprietary information received through his employment.
Compensation Committee Interlocks and Insider Participation
      Neither Alon USA Energy, Inc. or Alon USA, Inc. had a compensation committee during 2004. In connection with this offering, Alon USA Energy, Inc. established a compensation committee consisting of Messrs. Wiessman and Morris. In 2004, compensation for our executive officers other than Messrs. Wiessman and Morris was determined by Messrs. Wiessman and Morris, with Mr. Morris’ compensation being determined by Mr. Wiessman and Mr. Wiessman’s compensation being determined by Alon Israel. See “Certain Relationships and Related Transactions” for information regarding relationships and transactions involving Alon in which Messrs. Wiessman and Morris had interests.
      None of our executive officers serves as a member of the board of directors or compensation committee of any entity that has one or more of its executive officers serving as a member of our board of directors.

PRINCIPAL STOCKHOLDERS
      The following table sets forth information regarding the beneficial ownership of our common stock as of June 15, 2005, on both a historical basis and as adjusted to reflect the sale of common stock offered by us pursuant to this prospectus, for:

•	each person known by us to beneficially own more than 5% of our common stock;

•	each executive officer named in the Summary Compensation Table under “Management”;

•	each of our directors; and

•	all of our executive officers and directors as a group.
      Beneficial ownership is determined in accordance with the rules of the SEC and includes voting and investment power with respect to securities. Except as indicated by footnote, and subject to applicable community property laws, the persons named in the table below have sole voting and investment power with respect to all shares of common stock shown as beneficially owned by them. The number of shares of common stock used to calculate the percentage ownership of each listed person includes the shares of common stock underlying options or warrants held by such person that are exercisable within 60 days of this offering. The percentage of beneficial ownership before the offering is based on 35,001,120 shares of common stock outstanding as of June 15, 2005 (after giving effect to a 33,600-for-one stock split of our common stock, which will occur prior to the closing of the offering). Percentage of beneficial ownership after the offering is based on                      shares, including the                      shares of common stock to be sold in this offering. The post-offering ownership percentages in the table below do not take into account any exercise of the underwriters’ over-allotment option.

Percentage of Common Stock
Beneficially Owned
Shares
	Beneficially	Before	After
Name of Beneficial Owner	Owned	Offering	Offering

Directors and Executive Officers:
David Wiessman	—	—
Pinchas Cohen	—	—
Avraham Meron	—	—
Itzhak Bader	—	—
Ron W. Haddock	—	—
Boaz Biran	—	—
Yeshayahu Pery	—	—
Jeff D. Morris(1)	—	—
Claire A. Hart(1)	—	—
Joseph A. Concienne(1)	—	—
Harlin R. Dean	—	—
All directors and officers as a group (15 persons)	—	—
Other 5% Stockholders:
Alon Israel Oil Company, Ltd.(2)	35,001,120	100.0%

*	Indicates beneficial ownership of less than one percent of the total outstanding common stock.

(1)	Messrs. Morris, Hart and Concienne each own shares of non-voting stock of Alon Assets and Alon Operating as set forth in the following table:

	Alon Assets		Alon Operating

	Non-voting	Percent of all	Non-voting	Percent of all
Name of Beneficial Owner	Common Stock	Common Stock	Common Stock	Common Stock

Jeff D. Morris	7,121.6	4.8%	2,674.3	4.8%
Claire A. Hart	1,780.3	1.2	668.5	1.2
Joseph A. Concienne	605.7	0.4	227.4	0.4

Total	9,507.6	6.4%	3,570.2	6.4%

The individuals named in the table above hold options covering an aggregate of 9,272.3 shares of Alon Assets and 3,482.0 shares of Alon Operating. Subject to the satisfaction of specified performance targets, these options will become fully vested in 2010 (assuming the continued employment of the individuals). Assuming the full vesting and exercise of all of these options, the individuals would own an aggregate of 11.15% of the common stock of Alon Assets and 11.15% of the common stock of Alon Operating.

(2)	As of June 15, 2005, (1) Alon Israel beneficially owned 35,001,120 shares of common stock of Alon, representing 100.0% of the outstanding shares of common stock of Alon, including 1,401,120 shares of common stock of Alon owned by Tabris Investments Inc., a wholly owned subsidiary of Alon Israel. The address of Alon Israel is Europark (France Building), Kibbutz Yakum 60972, Israel.
As of March 31, 2005, Alon Israel had 8,415,613 ordinary shares outstanding, which were owned of record as follows:

		Percent of
	Number of	Outstanding
Record Holder	Shares	Shares

Bielsol Investments (1987) Ltd. (a)	3,131,375	37.21%
Africa Israel Trade & Agencies Ltd. (b)	2,200,428	26.14
Several Purchase Organizations of the Kibbutz Movement (c)	2,915,497	34.65
Mr. Eitan Shmueli, as trustee (d)	168,313	2.00

Total	8,415,613	100.0%

(a)	Bielsol Investments (1987) Ltd. is a privately held Israeli limited liability company that is owned (1) 80.0% by Shebug Ltd., an Israeli limited liability company that is wholly owned by the family of Shraga Biran, the father of Boaz Biran, one of our directors, and (2) 20.0% by David Wiessman, the Executive Chairman of our Board of Directors. The address of Bielsol Investments (1987) Ltd. is 1 Denmark St., Petak-Tivka, Israel.

(b)	Africa Israel Trade & Agencies Ltd. is an Israeli limited liability company that is a wholly owned subsidiary of Africa Israel Investments Ltd., a publicly held Israeli limited liability company that is listed on the Tel Aviv Stock Exchange. Based on information available to us, Africa Israel Investments Ltd. is beneficially owned (1) 64.65% by Lev Leviev, an Israeli citizen, (2) 16.35% by Bank Leumi le-Israel B.M., a publicly held limited liability company listed on the Tel Aviv Stock Exchange, and (3) 19.0% by public shareholders. Mr. Pinchas Cohen and Mr. Avraham Meron, each one of our directors, are the Chief Executive Officer and Senior Vice President – Finance, respectively, of Africa Israel Investments Ltd. The address of Africa Israel Investments Ltd. is 4 Derech Hahoresh, Yahud, Israel.

(c)	The Kibbutz Movement is a combination of approximately 300 economic cooperatives, or purchase organizations, engaged in agriculture, industry and commerce in Israel. The shares of Alon Israel shown in the table above as owned by several purchase organizations of the Kibbutz Movement are owned of record by ten such purchase organizations. Each of the purchase organizations that owns of record 5% or more of the outstanding shares of Alon Israel is shown on the following table:

	Number of	Percent of
Purchase Organization	Shares	Outstanding Shares

Granot Cooperative Regional Organization Corporation	505,172	6.0%
Mishkey Emek Hayarden Ltd.	489,012	5.8
Mishkey Hanegev Export Ltd.	476,209	5.7
               Itzhak Bader, one of our directors, is Chairman of Granot Cooperative Regional Organization Corporation.

               The purchase organizations of the Kibbutz Movement have granted to Delek Holdings an irrevocable power of attorney to vote all of the shares of Alon Israel held by such purchase organizations. Delek Holdings is an Israeli limited liability company that is owned by nine organizations of the Kibbutz Movement, some of which are also stockholders of Alon Israel. One of our directors, Mr. Bader, is Chairman of Delek Holdings. The address of Delek Holdings is Derech Lod 298 Shalem Ranch, Tel Aviv, Israel.

(d)	The shares of Alon Israel held by Mr. Eitan Shmueli are held by him as trustee of a trust which David Wiessman, the Executive Chairman of our Board of Directors, is the sole beneficiary. These shares are treated as non-voting shares.

Bielsol Investments (1987) Ltd., Africa Israel Trade & Agencies Ltd., the purchase organizations of the Kibbutz Movement and Delek Holdings are parties to a shareholders agreement. Under that agreement:

•	Certain major decisions made by Alon Israel require the approval of more than 75.0% of the voting interests in Alon Israel or of more than 75% of the board of directors of Alon Israel, as applicable. The provisions of the shareholders agreement relating to approval of major transactions involving Alon Israel also apply to approval of major transactions involving significant subsidiaries of Alon Israel, including Alon.

•	The number of directors of Alon Israel must be between three and 12, with each 8.0% of the shares of Alon Israel entitling the holder thereof to elect one director. This provision currently allows Bielsol Investments (1987) Ltd. to elect four directors, Africa Israel Trade & Agencies Ltd. to elect three directors, and the purchase organizations of the Kibbutz Movement to elect four directors.

•	There are various rights of first refusal among the shareholders who are party to the agreement.
Warrants to Purchase Non-Voting Common Stock of Alon Assets and Alon Operating
      Discount Bank Corp. Inc. holds warrants to purchase 1,435 shares of non-voting common stock of Alon Assets and 538 shares non-voting of common stock of Alon Operating for an aggregate exercise price of $659,039. These warrants were initially issued to Israel Discount Bank, a subsidiary of Discount Bank Corp. Inc.
      We have entered into an agreement with Discount Bank Corp. Inc. pursuant to which Discount Bank Corp. Inc. will exercise the warrants to purchase shares of Alon Assets and Alon Operating upon completion of this offering. Following such exercise, we will acquire the shares of Alon Assets and Alon Operating from Discount Bank Corp. Inc. for an aggregate payment of $3,040,000.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS
Management and Consulting Agreement with Alon Israel
      Alon Israel provides strategic planning and management consulting services to us pursuant to a management and consulting agreement dated as of August 1, 2003. In particular, Alon Israel advises our management regarding policy initiatives, financial planning and strategic planning relating to our operations. The management and consulting agreement has an initial term of three years and provides that we pay Alon Israel an annual management and consulting fee which is currently $4.0 million per year. We paid Alon Israel $2.1 million and $4.0 million in each of 2003 and 2004, respectively, in accordance with the agreement. As of May 3, 2005 we have paid Alon Israel $1.0 million under this agreement and will pay an additional $1.0 million to Alon Israel on June 30, 2005. Upon completion of this offering the term of the agreement will be extended until December 31, 2009 and our payment obligations under the agreement will be terminated in exchange for an aggregate payment by us to Alon Israel of $6.0 million, $2.0 million of which will be paid upon completion of this offering and the remainder of which will be paid no later than March 15, 2006. Alon Israel’s obligations to provide consulting services under the amended agreement will remain in effect through the end of the term of the agreement.
      As of the date of this prospectus and without giving effect to this offering, Alon Israel is the beneficial owner of 100% of our outstanding common stock. David Wiessman, our Executive Chairman of the Board, is the Chief Executive Officer, President and a director of Alon Israel. Mr. Wiessman also is the sole beneficiary of a trust which owns 2.0% of Alon Israel in the form of non-voting shares. Mr. Wiessman owns 20% of Bielsol Investments (1987) Ltd., which owns 37.21% of Alon Israel. The remaining 80% of Bielsol Investments (1987) Ltd. is owned by Shebug Ltd., which is wholly-owned by the family of Shraga Biran, the father of Boaz Biran, one our directors.
Service Relationships with Directors
      From September 2002 until May 2005, Mr. Ron W. Haddock, one of our directors, provided us with consulting services related to the U.S. oil and gas industry and new business opportunities. These consulting services were provided pursuant to an oral arrangement that became effective in September 2002. Pursuant to that consulting arrangement, we paid Mr. Haddock an annual consulting fee of $50,000 in each of 2002, 2003 and 2004 and paid Mr. Haddock $12,500 in 2005. We also paid Mr. Haddock a $50,000 consulting bonus in August 2003. The terms of our oral consulting arrangement are based on the terms of a written consulting agreement with Mr. Haddock that expired in September 2002. Our oral consulting arrangement with Mr. Haddock and all obligations with respect to consulting fees will be terminated immediately prior to the consummation of the offering.
      Mr. Boaz Biran, one of our directors, and the law firm in which he is a partner, Shraga F. Biran & Company, provide legal services to Alon Israel and its subsidiaries and are paid legal fees comparable to fees which would be paid to a third-party performing similar services on an arm’s length basis.
      Under an agreement between Alon Israel and David Wiessman relating to Mr. Wiessman’s service to Alon Israel and its subsidiaries, we have historically paid Mr. Wiessman, indirectly through a company owned by him, a fee of $11,583 per month for serving as Executive Chairman of the board of directors of Alon and have paid on behalf of Mr. Wiessman maintenance and utility costs associated with his Dallas, Texas residence, which were approximately $18,942, $16,740, $17,524 and $4,544 in 2002, 2003, 2004 and the first quarter of 2005, respectively. The maintenance and utility costs consisted of homeowners’ fees associated with his ownership of a condominium unit and cable, electric, phone and cleaning services.
      Subject to approval by our board of directors, we intend to enter into a new agreement with Mr. Wiessman prior to completion of this offering pursuant to which he will serve as our Executive Chairman of the Board through December 31, 2009. Pursuant to this agreement, we will pay Mr. Wiessman, through a company owned by him, a fee of $24,000 per month, and Mr. Wiessman will be entitled to participate in our employee bonus plan and our stock option plans at the same level as our Chief Executive Officer. Mr. Wiessman will be entitled to annual merit fee increases and will be entitled to a 5% fee increase at the end of each of the second, third and fourth year of the new agreement. We will also continue to pay the maintenance and utility costs associated with Mr. Wiessman’s Dallas, Texas residence. In the event Alon terminates this agreement prior to December 31, 2009, we will be required to pay Mr. Wiessman a fee equal to the product of (1) 200% of his monthly fee multiplied by (2) the number of years of service with Alon since August 2000. We will also be required to pay Mr. Wiessman twelve months of severance.
Payment of Certain Expenses on Behalf of Certain Related Parties
      Rosebud Medical Ltd., an affiliate of Bielsol Investments (1987) Ltd. (a beneficial owner of Alon Israel), and Africa Israel Investments Ltd., a beneficial owner of Alon Israel, have utilized consultants to assist in evaluating commercial real estate investments in the United States. From June 2001 through January 2003, we facilitated these consulting arrangements by paying consulting fees on behalf of Rosebud Medical Ltd. and Africa Israel Investments Ltd., for which these entities subsequently reimbursed us. Under these consulting arrangements, we paid consulting fees of $190,000 to Mr. Ron W. Haddock, one of our directors, and $194,459 to an unaffiliated third party. The amounts paid to Mr. Haddock were $70,000, $110,00 and $10,000 in 2001, 2002 and 2003, respectively. Rosebud Medical Ltd. and Africa Israel Investments Ltd. reimbursed us for $251,460 of these consulting payments in July 2002 and the balance of these consulting payments in May 2003.
      Rosebud Medical Ltd., a public company listed on the Tel Aviv Stock Exchange, is owned 75.4% by Tani-Pan Ltd and 24.6% by public shareholders. Tani-Pan Ltd. is owned 24.5% by Bielsol Investments, 51.0% by Mandelboum Gate Ltd. and 24.5% by unrelated third parties. Mr. Wiessman, through a company wholly-owned by him, owns 21.3% of Mandelboum Gate Ltd. and the family of Shraga Biran (the father of Boaz Biran, one of our directors) beneficially owns the remaining 78.7% of Mandelboum Gate Ltd.
      Africa Israel Investments Ltd., a public company listed on the Tel Aviv Stock Exchange, is the sole stockholder of Africa Israel Trade & Agencies Ltd., which owns 26.4% of Alon Israel. Pinchas Cohen, one of our directors, is the Chief Executive Officer of Africa Israel Investment Ltd. Mr. Cohen is also a director of Alon Israel. Avraham Meron, one of our directors and an initial member of our audit committee, is the Senior Vice President — Finance of Africa Israel Investments Ltd. Mr. Meron is also a director of Alon Israel.
Repayment of Indebtedness
      We intend to use a portion of the net proceeds of this offering to repay outstanding subordinated notes payable to Alon Israel. As of March 31, 2005, the outstanding principal and accrued interest under these notes was $20.3 million. See “Use of Proceeds.”
      On February 28, 2005, we repaid $25.0 million of outstanding indebtedness borrowed from Alon Israel in August 2002 in connection with the Alon Capital minority interest acquisition. This indebtedness bore interest at a rate of 7.0% per annum.
Dividends
      On February 28, 2005, Messrs. Morris, Hart and Concienne, each of whom is an executive officer of Alon, were paid cash dividends of $1,127,913, $281,967, and $72,134, respectively, in their capacities as stockholders of Alon Assets. These dividends were funded from the cash proceeds we received in the HEP transaction.
      Of the $42.2 million aggregate dividend to be paid to our stockholders of record immediately prior to this offering, Messrs. Morris, Hart and Concienne will receive dividend payments from Alon USA Operating, Inc. in the respective amounts of $2,013,092, $503,209 and $171,178. In connection with the contingent dividend to be paid to our stockholders of record immediately prior to this offering if the underwriters’ option to purchase additional shares is exercised, Messrs. Morris, Hart and Concienne will receive dividend payments from Alon USA Operating, Inc. in the respective amounts of $2,459,816, $614,875 and $209,164, assuming that such option is exercised in full, or the proportion of the applicable amount that is equal to the proportional extent to which such option is exercised. See “Use of Proceeds” for a description of the dividends to be paid to our stockholders of record immediately prior to this offering.
Guaranties by Related Parties
      Alon Israel, Bielsol Investments (1987) Ltd., Africa Israel Investments Ltd. and Sha’ar Mandelbaum Ltd., an affiliate of Bielsol Investments (1987) Ltd., have historically provided limited guarantees of our revolving credit facility.
The Alon Capital Minority Interest Acquisition
      On August 21, 2002, we acquired the 40% interest in Alon Capital that we previously did not own from the entities listed in the table below for a purchase price of $57.1 million. At the closing of the transaction, we paid the investors $37.1 million in cash and issued promissory notes to the investors for the remaining $20.0 million of purchase price. We repaid the promissory notes in two installments of $10.0 million, plus accrued interest, on each of June 30, 2003 and June 30, 2004. The promissory notes bore interest at 7.0% compounded annually. We refer to this transaction as the Alon Capital minority interest acquisition. The following table sets forth the payment to each of the investors:

	Proceeds
	Paid at Closing
	of Alon Capital	Payments at
	Minority Interest	June 30, 2003
Investor	Acquisition	and 2004

	(dollars in millions)
Rosebud Medical Ltd.	$16.9	$4.6
Africa Israel Energy Ltd.	18.7	5.0
Tabris Investments Inc.	1.5	0.4

Total	$37.1	$10.0

      Africa Israel Energy Ltd. is owned 51.0% by Africa Israel Investments Ltd. Tabris Investments Inc. was wholly-owned by Mr. Wiessman from July 2001 to December 2003. Tabris Investments Inc. acquired 4.0% of Alon Energy in August 2001. In December 2003, Alon Israel acquired 100.0% of Tabris Investments Inc. from Mr. Wiessman.
Other Indebtedness
      A portion of the financing for our acquisition from Fina was provided by issuing an aggregate of $11.2 million of promissory notes to Rosebud Medical Ltd. and Africa Israel Energy Ltd., each of which subsequently assigned a 4.0% interest in such notes to Springer Investments S.A., an investment company wholly owned by David Wiessman. The promissory notes bore interest at a rate of 7.0% per annum. We paid all principal and accrued interest on such notes as follows:

	2004	2005	Total

Rosebud Medical Ltd.	$3.4	$3.5	$6.9
Africa Israel Energy Ltd.	3.8	3.8	7.6
Springer Investments S.A.	0.3	0.3	0.6

Total	$7.5	$7.6	$15.1

      In connection with our acquisition from Fina, Alon Assets issued subordinated promissory notes to Mr. Morris and Mr. Hart in principal amounts of $369,364 and $92,341, respectively, bearing interest at 7.0% per annum. In 2002, we repaid $236,097 and $59,024 of the principal and accrued interest owed to Mr. Morris and Mr. Hart, respectively. In 2003, we repaid $199,725 and $49,931 of the principal and interest owed to Mr. Morris and Mr. Hart, respectively. In April 2005, we repaid $10,369 and $1,444 to Mr. Morris and Mr. Hart in full payment of these notes.
Stockholders’ Agreements with Mr. Morris, Mr. Hart and Mr. Concienne
      Jeff D. Morris, a director and our President and Chief Executive Officer, Claire A. Hart, our Senior Vice President, and Joseph A. Concienne, our Vice President of Refining and Transportation, each referred to in this description as a stockholder, are parties to stockholders’ agreements with both Alon Operating and Alon Assets, each referred to in this description as an issuer. The agreements relate to shares of non-voting common stock of the issuers held by, or issuable upon exercise of options held by, the stockholders.
      These agreements provide that if a stockholder proposes to make a voluntary transfer of shares in an issuer, the issuer has a right of first refusal to purchase the shares on the same terms as the proposed voluntary transfer. If a stockholder makes an involuntary transfer of shares upon divorce or the death of the spouse of the stockholder, in certain cases, the stockholder has a right of first refusal to purchase the shares from the acquiring person. If this right of first refusal is not exercised by the stockholder, or if there is any involuntary transfer of shares of the stockholder due to bankruptcy or a similar proceeding, the issuer has a right of first refusal to purchase the shares from the acquiring person. In each such involuntary transfer, the purchase price for the shares will be based on formulas set forth in the stockholders’ agreements.
      The stockholders’ agreements also provide for put options in favor of the stockholders and call options in favor of the issuers that may be exercised with respect to a stockholder’s shares in each issuer at such time as the stockholder ceases to be employed by any entity controlled by Alon Israel. Upon such cessation of employment, the put option entitles the stockholder to require the issuer to repurchase the stockholder’s shares in the issuer, and the call option entitles the issuer to require the stockholder to sell the shares to the issuer, generally at a price determined in accordance with formulas set forth in the stockholders’ agreements. After July 31, 2010, under certain circumstances the price would be equal to the fair market value of these shares.
      The stockholders’ agreements also provide for tag-along rights in favor of the stockholders. Under these tag-along rights, in the event that the holders of capital stock in an issuer propose to transfer for consideration more than 50% of the outstanding capital stock of an issuer to an unaffiliated third party, the stockholders will have the right to require the transferee of such capital stock to purchase a pro rata portion of the stockholders’ shares in the issuer on the same terms as the proposed transfer of the other shares of capital stock in the issuer.
Registration Rights Agreement with Alon Israel
      For a description of the registration rights agreement with, and the registration rights granted to, Alon Israel, see “Shares Eligible for Future Sale — Registration Rights.”
SCS Beverage
      On February 29, 2004, we sold 17 licenses for the sale of alcoholic beverages at 17 stores in New Mexico to SCS Beverage, Inc., a corporation treated as a pass-through entity that is wholly-owned by Jeff D. Morris, our President and Chief Executive Officer. Under rules and regulations of the New Mexico Alcohol and Gaming Division, or AGD, a holder of a license to sell alcoholic beverages in New Mexico must provide substantial documentation in the application for and annual renewal of the license, including detailed questionnaires and fingerprints of the officers and directors of each entity beneficially owning 10% or more of the holder of the license. We engaged in this transaction to expedite the process of renewing the licenses by limiting the required disclosures to one individual stockholder. The purchase price paid by SCS Beverage consisted of approximately $2.6 million for the 17 licenses and approximately $0.2 million for the inventory of alcoholic beverages on the closing date. The purchase price was paid by SCS Beverage issuing to us a demand promissory note in the amount of $2.8 million. The demand note is payable solely by transferring the licenses and inventory existing at the time of payment back to us. The demand note is secured by a pledge of the licenses and the inventory and a pledge of 100% of the stock of SCS Beverage. Pursuant to the purchase and sale agreement, SCS Beverage granted us an option to re-acquire the licenses at any time at a purchase price equal to the same purchase price paid by SCS Beverage to acquire the licenses.
      As the holder of the New Mexico licenses, SCS Beverage is the only party entitled to purchase alcoholic beverages to be sold at the locations covered by the licenses and to receive revenues from the sale of alcoholic beverages at those locations. Simultaneously with the transfer of the licenses, SCS Beverage entered into a premises lease with us to lease space at each of the locations covered by the licenses for the purpose of conducting the alcoholic beverages concessions. The total annual payments by SCS Beverage to us under this premises lease agreement are approximately $1.85 million, subject to adjustment by us based on the volume of sales of alcoholic beverages at the locations covered by the licenses. To date, the profits realized by SCS Beverage from the sale of alcoholic beverages at these locations have not exceeded lease payments by SCS Beverage to us and we anticipate that this will continue to be the case in the future. As a result, Mr. Morris has not received any economic benefit from the ownership of SCS Beverage, and we do not anticipate that Mr. Morris will derive any economic benefit from his ownership of SCS Beverage in the future.

DESCRIPTION OF CAPITAL STOCK
      Immediately following the consummation of this offering, our authorized capital stock will consist of 100,000,000 shares of common stock, par value $0.01 per share, and 10,000,000 shares of preferred stock, par value $0.01 per share, the rights and preferences of which may be established from time to time by our board of directors. Upon completion of this offering, there will be                      outstanding shares of common stock and no outstanding shares of preferred stock. The following description of our capital stock is only a summary, does not purport to be complete and is subject to and qualified by our certificate of incorporation and bylaws, which are included as exhibits to the registration statement of which this prospectus forms a part, and by the provisions of applicable Delaware law.
Common Stock
      Holders of our common stock are entitled to one vote for each share on all matters voted upon by our stockholders, including the election of directors, and do not have cumulative voting rights. Subject to the rights of holders of any then outstanding shares of our preferred stock, our common stockholders are entitled to receive ratably any dividends that may be declared by our board of directors out of funds legally available therefor. Holders of our common stock are entitled to share ratably in our net assets upon our dissolution or liquidation after payment or provision for all liabilities and any preferential liquidation rights of our preferred stock then outstanding. Holders of our common stock do not have preemptive rights to purchase shares of our stock. The shares of our common stock are not subject to any redemption provisions and are not convertible into any other shares of our capital stock. All outstanding shares of our common stock are, and the shares of common stock to be issued in the offering will be, upon payment therefor, fully paid and nonassessable. The rights, preferences and privileges of holders of our common stock will be subject to those of the holders of any shares of our preferred stock we may issue in the future.
Blank Check Preferred Stock
      Our board of directors may, from time to time, authorize the issuance of one or more classes or series of preferred stock without stockholder approval. We have no current intention to issue any shares of preferred stock.
      Our certificate of incorporation permits us to issue up to 10,000,000 shares of preferred stock from time to time. Subject to the provisions of our certificate of incorporation and limitations prescribed by law, our board of directors is authorized to adopt resolutions to issue shares, establish the number of shares, change the number of shares constituting any series, and provide or change the voting powers, designations, preferences and relative rights, qualifications, limitations or restrictions on shares of our preferred stock, including dividend rights, terms of redemption, conversion rights and liquidation preferences, in each case without any action or vote by our stockholders.
      The issuance of preferred stock may adversely affect the rights of our common stockholders by, among other things:

•	restricting dividends on the common stock;

•	diluting the voting power of the common stock;

•	impairing the liquidation rights of the common stock; or

•	delaying or preventing a change in control without further action by the stockholders.
      As a result of these or other factors, the issuance of preferred stock could have an adverse impact on the market price of our common stock.

Anti-takeover Effects of Certain Provisions of Our Certificate of Incorporation and Bylaws
General
      Our certificate of incorporation and bylaws contain provisions that are intended to enhance the likelihood of continuity and stability in the composition of our board of directors and that could make it more difficult to acquire control of our company by means of a tender offer, open market purchases, a proxy contest or otherwise. A description of these provisions is set forth below.
Preferred Stock
      We believe that the availability of the preferred stock under our certificate of incorporation provides us with flexibility in addressing corporate issues that may arise. Having these authorized shares available for issuance will allow us to issue shares of preferred stock without the expense and delay of a special stockholders’ meeting. The authorized shares of preferred stock, as well as shares of common stock, will be available for issuance without further action by our stockholders, unless action is required by applicable law or the rules of any stock exchange on which our securities may be listed. The board of directors has the power, subject to applicable law, to issue series of preferred stock that could, depending on the terms of the series, impede the completion of a merger, tender offer or other takeover attempt. For instance, subject to applicable law, series of preferred stock might impede a business combination by including class voting rights which would enable the holder or holders of such series to block a proposed transaction. Our board of directors will make any determination to issue shares based on its judgment as to our and our stockholders’ best interests. Our board of directors, in so acting, could issue preferred stock having terms which could discourage an acquisition attempt or other transaction that some, or a majority, of the stockholders might believe to be in their best interests or in which stockholders might receive a premium for their stock over the then prevailing market price of the stock.
No Stockholder Action by Written Consent
      Our certificate of incorporation provides that any action required or permitted to be taken at any annual or special meeting of stockholders may be taken only at a duly called annual or special meeting of stockholders and may not be effected by any written consent of stockholders in lieu of a meeting of stockholders. This prevents stockholders from initiating or effecting any action by written consent, thereby limiting the ability of stockholders to take actions opposed by our board of directors.
Advance Notice Procedure
      Our bylaws provide an advance notice procedure for stockholders to nominate director candidates for election or to bring business before an annual meeting of stockholders, including proposed nominations of persons for election to the board of directors. Only persons nominated by, or at the direction of, our board of directors or by a stockholder who has given proper and timely notice to our secretary prior to the meeting, will be eligible for election as a director. In addition, any proposed business other than the nomination of persons for election to our board of directors must constitute a proper matter for stockholder action pursuant to the notice of meeting delivered to us. For notice to be timely, it must be received by our secretary not less than 60 nor more than 90 calendar days prior to the first anniversary of the previous year’s annual meeting (or if the date of the annual meeting is advanced more than 30 calendar days or delayed by more than 30 calendar days from such anniversary date, not earlier than the 90th calendar day prior to such meeting or the 10th calendar day after public disclosure of the date of such meeting is first made). These advance notice provisions may have the effect of precluding the conduct of certain business at a meeting if the proper procedures are not followed or may discourage or deter a potential acquirer from conducting a solicitation of proxies to elect its own slate of directors or otherwise attempt to obtain control of us.

Special Meetings of Stockholders
      Our bylaws provide that special meetings of stockholders may be called only by our chairman of the board, president or secretary after written request of a majority of our board of directors.
Delaware Anti-Takeover Law
      Section 203 of the Delaware General Corporation Law provides that, subject to exceptions specified therein, an “interested stockholder” of a Delaware corporation shall not engage in any “business combination,” including general mergers or consolidations or acquisitions of additional shares of the corporation, with the corporation for a three-year period following the time that such stockholder becomes an interested stockholder unless:

•	prior to such time, the board of directors of the corporation approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder;

•	upon consummation of the transaction which resulted in the stockholder becoming an “interested stockholder,” the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced (excluding specified shares); or

•	on or subsequent to such time, the business combination is approved by the board of directors of the corporation and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock not owned by the interested stockholder.
      Under Section 203, the restrictions described above also do not apply to specified business combinations proposed by an interested stockholder following the announcement or notification of one of specified transactions involving the corporation and a person who had not been an interested stockholder during the previous three years or who became an interested stockholder with the approval of a majority of the corporation’s directors, if such transaction is approved or not opposed by a majority of the directors who were directors prior to any person becoming an interested stockholder during the previous three years or were recommended for election or elected to succeed such directors by a majority of such directors.
      Except as otherwise specified in Section 203, an “interested stockholder” is defined to include:

•	any person that is the owner of 15% or more of the outstanding voting stock of the corporation, or is an affiliate or associate of the corporation and was the owner of 15% or more of the outstanding voting stock of the corporation at any time within three years immediately prior to the date of determination; and

•	the affiliates and associates of any such person.
      Under some circumstances, Section 203 makes it more difficult for a person who is an interested stockholder to effect various business combinations with us for a three-year period. We have not elected to be exempt from the restrictions imposed under Section 203.

Limitation of Liability of Officers and Directors
      Our certificate of incorporation limits the liability of directors to the fullest extent permitted by Delaware law. The effect of these provisions is to eliminate the rights of our company and our stockholders, through stockholders’ derivative suits on behalf of our company, to recover monetary damages against a director for breach of fiduciary duty as a director, including breaches resulting from grossly negligent behavior. However, exculpation does not apply if the directors acted in bad faith, knowingly or intentionally violated the law, authorized illegal dividends or redemptions or derived an improper benefit from their actions as directors. In addition, our certificate of incorporation provides that we will indemnify our directors and officers to the fullest extent permitted by Delaware law. We expect to enter into indemnification agreements with our current directors and executive officers prior to the completion of this offering. We also maintain directors and officers insurance.
Transfer Agent and Registrar
      The transfer agent and registrar for our common stock is Mellon Investor Services LLC.

SHARES ELIGIBLE FOR FUTURE SALE
      Prior to this offering, there was no market for our common stock. We can make no predictions as to the effect, if any, that sales of shares or the availability of shares for sale will have on the market price prevailing from time to time. Nevertheless, sales of significant amounts of our common stock in the public market, or the perception that those sales may occur, could adversely affect prevailing market prices and impair our future ability to raise capital through the sale of our equity at a time and price we deem appropriate.
      Upon the completion of this offering, based upon the number of shares of our common stock outstanding as of                     , 2005, we will have                      shares (or in the event the underwriters’ over-allotment option is exercised,                      shares) of our common stock outstanding. Of these shares,                      shares (or in the event the underwriters’ over-allotment option is exercised,                      shares) of our common stock sold in this offering will be freely tradable without restriction under the Securities Act of 1933 (the “Securities Act”), except for any shares of our common stock purchased by our “affiliates,” as that term is defined in Rule 144 under the Securities Act, which would be subject to the limitations and restrictions described below.
      The remaining                      shares of our common stock outstanding upon completion of this offering are deemed “restricted shares,” as that term is defined under Rule 144 of the Securities Act.
      Restricted securities may be sold in the public market only if registered or if they qualify for an exemption from registration under Rule 144 or 144(k) under the Securities Act, which rules are described below.
      The restricted shares and the shares held by our affiliates will be available for sale in the public market as follows:

•	shares will be eligible for immediate sale on the date of this prospectus because such shares may be sold pursuant to Rule 144(k);

•	shares will be eligible for sale at various times beginning 90 days after the date of this prospectus pursuant to Rules 144 or 144(k); and

•	shares subject to the lock-up agreements will be eligible for sale at various times beginning 180 days after the date of this prospectus pursuant to Rules 144 or 144(k).
Rule 144
      In general, under Rule 144 as currently in effect, a person, or persons whose shares must be aggregated, who has beneficially owned restricted shares of our common stock for at least one year is entitled to sell within any three-month period a number of shares that does not exceed the greater of the following:

•	one percent of the number of shares of common stock then outstanding, which will equal approximately shares immediately after this offering, or

•	the average weekly trading volume of our common stock on the New York Stock Exchange during the four calendar weeks preceding the date of filing of a notice on Form 144 with respect to the sale.
      Sales under Rule 144 are also generally subject to certain manner of sale provisions and notice requirements and to the availability of current public information about us.
Rule 144(k)
      Under Rule 144(k), a person, or persons whose shares must be aggregated, who is not deemed to have been one of our affiliates at any time during the 90 days preceding a sale and who has beneficially owned the shares proposed to be sold for at least two years would be entitled to sell the shares under

Rule 144(k) without complying with the manner of sale, public information, volume limitations or notice or public information requirements of Rule 144. Therefore, unless otherwise restricted, the shares eligible for sale under Rule 144(k) may be sold immediately upon the completion of this offering.
Lock-Up Agreement
      For a description of the lock-up agreement with the underwriters that restrict sales of shares by Alon Israel and Tabris Investments Inc., our parents, see “Underwriting.”
Registration Rights
      Pursuant to the terms of a Registration Rights Agreement with Alon Israel, we have provided Alon Israel with registration rights, including demand registration rights and “piggy-back” registration rights, with respect to our common stock owned by Alon Israel after this offering. Our obligations are subject to limitations relating to a minimum amount of common stock required for registration, the timing of registration and other similar matters. We are obligated to pay all expenses incidental to such registration, excluding underwriters’ discounts and commissions and certain legal fees and expenses.

U.S. FEDERAL TAX CONSEQUENCES
TO NON-U.S. HOLDERS OF COMMON STOCK
      The following is a general discussion of the material U.S. federal income and estate tax consequences to non-U.S. Holders with respect to the acquisition, ownership and disposition of our common stock. In general, a “Non-U.S. Holder” is any holder of our common stock other than the following:

•	a citizen or resident of the United States, including an alien individual who is a lawful permanent resident of the United States or meets the “substantial presence” test under section 7701(b)(3) of the Code;

•	a corporation (or an entity treated as a corporation) created or organized in the United States or under the laws of the United States, any state thereof, or the District of Columbia;

•	an estate, the income of which is subject to U.S. federal income tax regardless of its source; or

•	a trust, if a U.S. court can exercise primary supervision over the administration of the trust and one or more U.S. persons can control all substantial decisions of the trust, or certain other trusts that have a valid election to be treated as a U.S. person pursuant to the applicable Treasury Regulations.
      This discussion is based on current provisions of the Internal Revenue Code, Treasury Regulations, judicial opinions, published positions of the Internal Revenue Service (“IRS”), and all other applicable administrative and judicial authorities, all of which are subject to change, possibly with retroactive effect. This discussion does not address all aspects of U.S. federal income and estate taxation or any aspects of state, local, or non-U.S. taxation, nor does it consider any specific facts or circumstances that may apply to particular Non-U.S. Holders that may be subject to special treatment under the U.S. federal income tax laws including, but not limited to, insurance companies, tax-exempt organizations, pass-through entities, financial institutions, brokers, dealers in securities, and U.S. expatriates. If a partnership or other entity treated as a partnership for U.S. federal income tax purposes is a beneficial owner of our common stock, the treatment of a partner in the partnership will generally depend upon the status of the partner and the activities of the partnership. This discussion assumes that the Non-U.S. Holder will hold our common stock as a capital asset, which generally is property held for investment.
      Prospective investors are urged to consult their tax advisors regarding the U.S. federal, state and local, and non-U.S. income and other tax considerations of acquiring, holding and disposing of shares of common stock.
Dividends
      In general, dividends paid to a Non-U.S. Holder (to the extent paid out of our current or accumulated earnings and profits, as determined under U.S. federal income tax principles) will be subject to U.S. withholding tax at a rate equal to 30% of the gross amount of the dividend, or a lower rate prescribed by an applicable income tax treaty, unless the dividends are effectively connected with a trade or business carried on by the Non-U.S. Holder within the United States. Under applicable Treasury Regulations, a Non-U.S. Holder will be required to satisfy certain certification requirements, generally on IRS Form W-8BEN, directly or through an intermediary, in order to claim a reduced rate of withholding under an applicable income tax treaty. If tax is withheld in an amount in excess of the amount applicable under an income tax treaty, a refund of the excess amount may generally be obtained by filing an appropriate claim for refund with the IRS.
      Dividends that are effectively connected with such a U.S. trade or business generally will not be subject to U.S. withholding tax if the Non-U.S. Holder files the required forms, including IRS Form W-8ECI, or any successor form, with the payor of the dividend, but instead generally will be subject to U.S. federal income tax on a net income basis in the same manner as if the Non-U.S. Holder were a resident of the United States. A corporate Non-U.S. Holder that receives effectively connected dividends may be subject to an additional branch profits tax at a rate of 30%, or a lower rate prescribed by an applicable income tax treaty, on the repatriation from the United States of its “effectively connected earnings and profits,” subject to adjustments.
Gain on Sale or Other Disposition of Common Stock
      In general, a Non-U.S. Holder will not be subject to U.S. federal income tax on any gain realized upon the sale or other taxable disposition of the Non-U.S. Holder’s shares of common stock unless:

•	the gain is effectively connected with a trade or business carried on by the Non-U.S. Holder within the United States (and, where an income tax treaty applies, is attributable to a U.S. permanent establishment of the Non-U.S. Holders), in which case the branch profits tax discussed above may also apply if the Non-U.S. Holder is a corporation;

•	the Non-U.S. Holder is an individual who holds shares of common stock as capital assets and is present in the United States for 183 days or more in the taxable year of disposition and certain other conditions are met; or

•	we are or have been a “U.S. real property holding corporation” for U.S. federal income tax purposes.
      We have not determined whether or not we currently are a “U.S. real property holding corporation” for U.S. federal income tax purposes. If we are, have been, or become, a U.S. real property holding corporation in the future, and our common stock is regularly traded on an established securities market, a Non-U.S. Holder who (actually or constructively) holds or held (at anytime during the shorter of the five year period preceding the date of dispositions or the holder’s holding period) more than five percent of our common stock would be subject to U.S. federal income tax on a disposition of our common stock but other Non-U.S. Holders generally would not be. If our common stock is not so traded, all Non-U.S. Holders would be subject to U.S. federal income tax on disposition of our common stock.
Information Reporting and Backup Withholding
      Generally, we must report annually to the IRS the amount of dividends paid, the name and address of the recipient, and the amount, if any, of tax withheld. A similar report is sent to the recipient. These information reporting requirements apply even if withholding was not required because the dividends were effectively connected dividends or withholding was reduced by an applicable income tax treaty. Under income tax treaties or other agreements, the IRS may make its reports available to tax authorities in the recipient’s country of residence.
      Dividends paid made to a Non-U.S. Holder that is not an exempt recipient generally will be subject to backup withholding, currently at a rate of 28% of the gross proceeds, unless a Non-U.S. Holder certifies as to its foreign status, which certification may be made on IRS Form W-8BEN.
      Proceeds from the disposition of common stock by a Non-U.S. Holder effected by or through a U.S. office of a broker will be subject to information reporting and backup withholding, currently at a rate of 28% of the gross proceeds, unless the Non-U.S. Holder certifies to the payor under penalties of perjury as to, among other things, its address and status as a Non-U.S. Holder or otherwise establishes an exemption. Generally, U.S. information reporting and backup withholding will not apply to a payment of disposition proceeds if the transaction is effected outside the United States by or through a non-U.S. office. However, if the broker is, for U.S. federal income tax purposes, a U.S. person, a controlled foreign corporation, a foreign person who derives 50% or more of its gross income for specified periods from the conduct of a U.S. trade or business, specified U.S. branches of foreign banks or insurance companies or a foreign partnership with various connections to the United States, information reporting but not backup withholding will apply unless:

•	the broker has documentary evidence in its files that the holder is a Non-U.S. Holder and certain other conditions are met; or

•	the holder otherwise establishes an exemption.

      Backup withholding is not an additional tax. Rather, the amount of tax withheld is applied as a credit to the U.S. federal income tax liability of persons subject to backup withholding. If backup withholding results in an overpayment of U.S. federal income taxes, a refund may be obtained, provided the required documents are timely filed with the IRS.
Estate Tax
      Our common stock owned or treated as owned by an individual who is not a citizen or resident of the United States (as specifically defined for U.S. federal estate tax purposes) at the time of death will be includible in the individual’s gross estate for U.S. federal estate tax purposes, unless an applicable estate tax treaty provides otherwise.

UNDERWRITING
      Under the terms and subject to the conditions contained in an underwriting agreement dated                     , 2005, we have agreed to sell to the underwriters named below, for whom Credit Suisse First Boston LLC is acting as the representative, the following respective numbers of shares of common stock:

Underwriter	Number of Shares

Credit Suisse First Boston LLC
Deutsche Bank Securities Inc.

Total

      The underwriting agreement provides that the underwriters are obligated to purchase all the shares of common stock in the offering if any are purchased, other than those shares covered by the over-allotment option described below. The underwriting agreement also provides that if an underwriter defaults, the purchase commitments of non-defaulting underwriters may be increased or the offering may be terminated.
      We have granted to the underwriters a 30-day option to purchase on a pro rata basis up to                      additional shares from us at the initial public offering price less the underwriting discounts and commissions. The option may be exercised only to cover any over-allotments of common stock.
      The underwriters propose to offer the shares of common stock initially at the public offering price on the cover page of this prospectus and to selling group members at that price less a selling concession of $           per share. The underwriters and selling group members may allow a discount of $           per share on sales to other broker/ dealers. After the initial public offering, the representative may change the public offering price and concession and discount to broker/ dealers.
      The following table summarizes the compensation and estimated expenses we and the selling shareholders will pay:

	Per Share		Total

	Without		Without
	Over-	With Over-	Over-	With Over-
	allotment	allotment	allotment	allotment

Underwriting discounts and commissions paid by us	$	$	$	$
Expenses payable by us	$	$	$	$
      The representative has informed us that it does not expect sales to accounts over which the underwriters have discretionary authority to exceed 5% of the shares of common stock being offered.
      We have agreed that we will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, or file with the SEC a registration statement under the Securities Act of 1933 relating to, any shares of our common stock or securities convertible into or exchangeable or exercisable for any shares of our common stock, or publicly disclose the intention to make any offer, sale, pledge, disposition or filing, without the prior written consent of Credit Suisse First Boston LLC, for a period of 180 days after the date of this prospectus. However, in the event that either (1) during the last 17 days of the “lock-up” period, we release earnings results or material news or a material event relating to us occurs or (2) prior to the expiration of the “lock-up” period, we announce that we will release earnings results during the 16-day period beginning on the last day of the “lock-up” period, then in either case the expiration of the “lock-up” will be extended until the expiration of the 18-day period beginning on the date of the release of the earnings results or the occurrence of the material news or event, as applicable, unless Credit Suisse First Boston LLC waives such extension in writing.
      Our officers, directors and stockholders have agreed that they will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, any shares of our common stock or securities convertible into or exchangeable or exercisable for any shares of our common stock, enter into a transaction that would have the same effect, or enter into any swap, hedge or other arrangement that transfers, in whole or in part, any of the economic consequences of ownership of our common stock, whether any of these transactions is to be settled by delivery of our common stock or other securities, in cash or otherwise, or publicly disclose the intention to make any offer, sale, pledge or disposition, or to enter into any transaction, swap, hedge or other arrangement, without, in each case, the prior written consent of Credit Suisse First Boston LLC, for a period of 180 days after the date of this prospectus. However, in the event that either (1) during the last 17 days of the “lock-up” period, we release earnings results or material news or a material event relating to us occurs or (2) prior to the expiration of the “lock-up” period, we announce that we will release earnings results during the 16-day period beginning on the last day of the “lock-up” period, then in either case the expiration of the “lock-up” will be extended until the expiration of the 18-day period beginning on the date of the release of the earnings results or the occurrence of the material news or event, as applicable, unless Credit Suisse First Boston LLC waives such extension in writing. However, the “lock-up” period will not be extended at any time which our common stock are “actively traded securities,” as defined in Regulation M under the Securities and Exchange Act of 1934 and research reports under Rule 139 of the Securities Act may otherwise be issued with respect to Alon.
      The underwriters have reserved for sale at the initial public offering price up to                      shares of the common stock for employees, directors and other persons associated with us who have expressed an interest in purchasing common stock in the offering. The number of shares available for sale to the general public in the offering will be reduced to the extent these persons purchase the reserved shares. Any reserved shares not so purchased will be offered by the underwriters to the general public on the same terms as the other shares.
      We have agreed to indemnify the underwriters against liabilities under the Securities Act of 1933, or contribute to payments that the underwriters may be required to make in that respect.
      We have applied to list the shares of common stock on the New York Stock Exchange under the symbol “ALJ.”
      Certain of the underwriters and their respective affiliates have from time to time performed, and may in the future perform, various financial advisory, commercial banking and investment banking services for us and our affiliates in the ordinary course of business, for which they received, or will receive, customary fees and expenses. In addition, an affiliate of Credit Suisse First Boston LLC serves as the administrative agent and collateral agent under our existing term loan.
      Prior to the offering, there has been no market for our common stock. The initial public offering price will be determined by negotiations between us and the underwriters and will not necessarily reflect the market price of the common stock following the offering. The principal factors that will be considered in determining the initial public offering price will include:

•	the information presented in this prospectus and otherwise available to the underwriters;

•	the history of and the prospects for the industry in which we will compete;

•	the ability of our management;

•	the prospects for our future earning;

•	the present state of our development and our current financial condition;

•	the recent market prices of, and the demand for, publicly traded common stock of generally comparable companies; and

•	the general condition of the securities markets at the time of the offering.

      We offer no assurances that the initial public offering price will correspond to the price at which our common stock will trade in the public market subsequent to the offering or that an active trading market for our common stock will develop and continue after the offering.
      In connection with the offering the underwriters may engage in stabilizing transactions, over-allotment transactions, syndicate covering transactions and penalty bids in accordance with Regulation M under the Securities Exchange Act of 1934.

•	Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum.

•	Over-allotment involves sales by the underwriters of shares in excess of the number of shares the underwriters are obligated to purchase, which creates a syndicate short position. The short position may be either a covered short position or a naked short position. In a covered short position, the number of shares over-allotted by the underwriters is equal to or less than the number of shares that they may purchase in the over-allotment option. In a naked short position, the number of shares involved is greater than the number of shares in the over-allotment option. The underwriters may close out any covered short position by either exercising their over-allotment option and/or purchasing shares in the open market.

•	Syndicate covering transactions involve purchases of the common stock in the open market after the distribution has been completed in order to cover syndicate short positions. In determining the source of shares to close out the short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option. If the underwriters sell more shares than could be covered by the over- allotment option, a naked short position, the position can only be closed out by buying shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there could be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in the offering.

•	Penalty bids permit the representative to reclaim a selling concession from a syndicate member when the common stock originally sold by the syndicate member is purchased in a stabilizing or syndicate covering transaction to cover syndicate short positions.
      These stabilizing transactions, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of the common stock. As a result the price of our common stock may be higher than the price that might otherwise exist in the open market. These transactions may be effected on the New York Stock Exchange or otherwise and, if commenced, may be discontinued at any time.
      A prospectus in electronic format may be made available on the websites maintained by one or more of the underwriters, or selling group members, if any, participating in this offering, and one or more of the underwriters participating in this offering may distribute prospectuses electronically. The representative may agree to allocate a number of shares to the underwriters and selling group members for sale to their online brokerage account holders. Internet distributions will be allocated by the underwriters and selling group members that will make Internet distributions on the same basis as other allocations.

NOTICE TO CANADIAN RESIDENTS
Resale Restrictions
      The distribution of the common stock in Canada is being made only on a private placement basis exempt from the requirement that we prepare and file a prospectus with the securities regulatory authorities in each province where trades of common stock are made. Any resale of the common stock in Canada must be made under applicable securities laws which will vary depending on the relevant jurisdiction, and which may require resales to be made under available statutory exemptions or under a discretionary exemption granted by the applicable Canadian securities regulatory authority. Purchasers are advised to seek legal advice prior to any resale of our common stock.
Representations of Purchasers
      By purchasing our common stock in Canada and accepting a purchase confirmation, a purchaser is representing to us and the dealer from whom the purchase confirmation is received, that:

•	the purchaser is entitled under applicable provincial securities laws to purchase the common stock without the benefit of a prospectus qualified under those securities laws,

•	where required by law, that the purchaser is purchasing as principal and not as agent, and

•	the purchaser has reviewed the text above under Resale Restrictions.
Rights of Action – Ontario Purchasers Only
      Under Ontario securities legislation, a purchaser who purchases our common stock offered by this prospectus during the period of distribution will have a statutory right of action for damages, or while still the owner of the common stock, for rescission against us, in the event that this prospectus contains a misrepresentation. A purchaser will be deemed to have relied on the misrepresentation. The right of action for damages is exercisable not later than the earlier of 180 days from the date the purchaser first had knowledge of the facts giving rise to the cause of action and three years from the date on which payment is made for our common stock. The right of action for rescission is exercisable not later than 180 days from the date on which payment is made for our common stock. If a purchaser elects to exercise the right of action for rescission, the purchaser will have no right of action for damages against us. In no case will the amount recoverable in any action exceed the prices at which our common stock was offered to the purchaser and if the purchaser is shown to have purchased the securities with knowledge of the misrepresentation, we will have no liability. In the case of an action for damages, we will not be liable for all or any portion of the damages that are proven to not represent the depreciation in value of the common stock as a result of the misrepresentation relied upon. These rights are in addition to, and without derogation from, any other rights or remedies available at law to an Ontario purchaser. The foregoing is a summary of the rights available to an Ontario purchaser. Ontario purchasers should refer to the complete text of the relevant statutory provisions.
Enforcement of Legal Rights
      All of our directors and officers as well as the experts named herein may be located outside of Canada and, as a result, it may not be possible for Canadian purchasers to effect service of process within Canada upon us or those persons. All or a substantial portion of our assets and the assets of those persons may be located outside of Canada and, as a result, it may not be possible to satisfy a judgment against us or those persons in Canada or to enforce a judgment obtained in Canadian courts against us or those persons outside of Canada.
Taxation and Eligibility for Investment
      Canadian purchasers of our common stock should consult their own legal and tax advisors with respect to the tax consequences of an investment in the common stock in their particular circumstances and about the eligibility of our common stock for investment by the purchaser under relevant Canadian legislation.
LEGAL MATTERS
      The validity of the shares of common stock offered by this prospectus will be passed upon for our company by Jones Day, Dallas, Texas. The underwriters have been represented by Cravath, Swaine & Moore LLP, New York, New York.
EXPERTS
      The consolidated financial statements of Alon and its subsidiaries as of December 31, 2003 and 2004 and for each of the years in the three year period ended December 31, 2004 have been included herein and in the registration statement in reliance upon the report of KPMG LLP, independent registered public accounting firm, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing. The audit report refers to a change in the method of accounting for asset retirement obligations in 2003.
WHERE YOU CAN FIND MORE INFORMATION
      We have filed with the SEC a registration statement on Form S-1, Registration No. 333-124797, under the Securities Act with respect to the common stock being sold in this offering. This prospectus, which forms part of the registration statement, does not contain all of the information set forth in the registration statement and the exhibits and schedule to the registration statement. For further information with respect to us and our common stock being sold in this offering, we refer you to the registration statement and the exhibits and schedules filed as a part of the registration statement. Statements contained in this prospectus concerning the contents of any contract or any other document are not necessarily complete. If a contract or document has been filed as an exhibit to the registration statement, we refer you to the copy of the contract or document that has been filed as an exhibit is qualified in all respects by the filed exhibit. The registration statement, including exhibits and schedules filed, may be inspected without charge at the Public Reference Room of the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549, and copies of all or any part of it may be obtained from that office after payment of fees prescribed by the SEC. Information on the operation of the Public Reference Room may be obtained by calling the SEC at 1-800-SEC-0330. The SEC maintains a Web site that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC at http://www.sec.gov. The other information we file with the SEC is not part of the registration statement of which this prospectus forms a part.
      After we have completed this offering, we will file annual, quarterly and current reports, proxy statements and other information with the SEC. We intend to make these filings available on our website once the offering is completed. In addition, we will provide copies of our filings free of charge to our stockholders upon request.

GLOSSARY OF SELECTED TERMS
      The following are definitions of certain industry terms used in this prospectus.

Barrel	Common unit of measure in the oil industry which equates to 42 gallons.

Blendstocks	Various hydrocarbon streams produced from crude oil, refined products and additives, which when blended together produce finished gasoline and diesel fuel; these may include natural gasoline, FCC unit gasoline, ethanol, reformate or butane, among others.

bpd	Barrels per day.

By-products	Products, other than gasoline and diesel, that are produced from refining crude oil to gasoline and diesel.

Catalyst	A substance that affects a chemical change, but itself remains unchanged.

Catalytic cracking unit	Converts gas oil from the crude unit into liquefied petroleum gas, distillate and gasoline blendstocks by applying heat in the presence of a catalyst.

Crack spread	A simplified model that measures the difference between the price for light products and crude oil. For example, 3/2/1 crack spread is often referenced and represents the approximate gross margin resulting from processing one barrel of crude oil, assuming that three barrels of a benchmark crude oil are converted, or cracked, into two barrels of gasoline and one barrel of diesel.

Crude oil throughput capacity	The amount of crude oil that can be processed by separating the crude oil according to boiling point under high heat and low pressure to recover various hydrocarbon fractions.

Distillates	Primarily diesel fuel, kerosene and jet fuel.

Feedstocks	Hydrocarbon compounds, such as crude oil and natural gas liquids, that are processed and blended into refined products.

GTR (ground tire rubber) asphalt	Recycled tire rubber blended with liquid asphalt to produce homogenous asphalt, which has improved performance over conventional asphalt.

Independent refiner	A refiner that does not have crude oil exploration or production operations. An independent refiner purchases the crude oil used as feedstock in its refinery operations from third parties.

Liquefied petroleum gas	Light hydrocarbon material gaseous at atmospheric temperature and pressure, held in the liquid state by pressure to facilitate storage, transport and handling.

MMBTU	Million British thermal units: a measure of energy. One Btu of heat is required to raise the temperature of one pound of water one degree Fahrenheit.

Naptha	The major constituent of gasoline fractionated from crude oil during the refining process, which is later processed in the reformer unit to increase octane.

Nelson complexity rating	Measures the capability of refineries to convert crude oil into refined products.

No. 6 Fuel Oil	Consists of petroleum residues and residual oils that are generally blended with more refined petroleum products to produce a fuel to meet industry specifications.

PMA (polymer modified asphalt)	Asphalt that has been blended with a polymer like styrene-butadiene copolymer to improve properties.

Refined products	Hydrocarbon compounds, such as gasoline, diesel fuel, jet fuel and residual fuel, that are produced by a refinery.

Rubberized asphalt	Non-homogenous mixture of rubber and asphalt, produced using either a wet or dry process.

Solomon Associates	Solomon Associates, LLC, a Dallas, Texas-based company that provides benchmarking and consulting services to the energy industry.

Sour crude oil	A crude oil that is relatively high in sulfur content, requiring additional processing to remove the sulfur. Sour crude oil is typically less expensive than sweet crude oil.

Sweet crude oil	A crude oil that is relatively low in sulfur content, requiring less processing to remove the sulfur. Sweet crude oil is typically more expensive than sour crude oil.

Throughput	The volume per day processed through a unit or a refinery.

Turnaround	A periodically required standard procedure to refurbish and maintain a refinery that involves the shutdown and inspection of major processing units and occurs every three to five years.

Unbranded	A term used in connection with fuel or the sale of fuel into the spot or wholesale markets, rather than fuel or the sale of fuel directly to branded retail outlets.

Utilization	Ratio of total refinery throughput to the rated capacity of the refinery.

WTI	West Texas Intermediate crude oil, a light, sweet crude oil, characterized by an API gravity between 38 and 40 and a sulfur content of less than 0.4 weight percent that is used as a benchmark for other crude oils.

WTS	West Texas sour crude oil, a medium, sour crude oil, characterized by an API gravity between 31 and 33 and a sulfur content of approximately 2.0 weight percent.

Yield	The percentage of refined products that are produced from feedstocks.

ALON USA ENERGY, INC. AND SUBSIDIARIES

      The following report is in the form that will be signed upon the final approval of the stock split to occur just prior to completion of the Company’s anticipated initial public offering as described in note 16 to the consolidated financial statements.

/s/ KPMG LLP
Report of Independent Registered Public Accounting Firm
The Board of Directors
Alon USA Energy, Inc.:
      We have audited the accompanying consolidated balance sheets of Alon USA Energy, Inc. and subsidiaries (the Company) as of December 31, 2004 and 2003, and the related consolidated statements of operations, stockholders’ equity, and cash flows for each of the years in the three-year period ended December 31, 2004. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.
      We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
      In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Alon USA Energy, Inc. and subsidiaries as of December 31, 2004 and 2003, and the results of their operations, and their cash flows for each of the years in the three-year period ended December 31, 2004, in conformity with U.S. generally accepted accounting principles.
      As discussed in Note 9 to the consolidated financial statements, the Company adopted Statement of Financial Accounting Standards No. 143, Accounting for Asset Retirement Obligations, in 2003.

KPMG LLP
Dallas, Texas
February 22, 2005, except as
     to note 16a, which is as of
     February 28, 2005 and
     note 16b which is as of
     June 16, 2005, and
     note 16c which is as of
                          , 2005

ALON USA ENERGY, INC. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(dollars in thousands, except share and per share data)

	As of December 31,

	2003	2004

ASSETS
Current assets:
Cash and cash equivalents	$7,256	$63,357
Accounts and other receivables, net	59,825	69,328
Inventories	74,765	79,329
Prepaid expenses and other current assets	5,016	2,441

Total current assets	146,862	214,455

Property, plant, and equipment, net	220,913	236,228
Other assets	19,207	21,833

Total assets	$386,982	$472,516

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Accounts payable and accrued liabilities	$117,846	$153,897
Current portion of long-term debt	23,945	16,115

Total current liabilities	141,791	170,012

Other non-current liabilities	19,896	19,436
Long-term debt	142,871	171,591
Deferred income tax liability, net	30,420	31,829

Total liabilities	334,978	392,868

Commitments and contingencies (note 15) Minority interest in subsidiaries	5,081	8,176

Stockholders’ equity:
Common stock, par value $0.01, 100,000,000 shares authorized; 35,001,120 shares issued and outstanding	350	350
Preferred stock par value $0.01, 10,000,000 shares authorized; no shares issued and outstanding	—	—
Additional paid-in capital	8,379	8,379
Receivable for common shares issued	(140)	—
Other comprehensive loss, net of income tax	(1,538)	(2,261)
Retained earnings	39,872	65,004

Total stockholders’ equity	46,923	71,472

Total liabilities and stockholders’ equity	$386,982	$472,516

The accompanying notes are an integral part of these consolidated financial statements.

ALON USA ENERGY, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS
(dollars in thousands, except share and per share data)

	Year Ended December 31,

	2002	2003	2004

Net sales	$1,207,723	$1,410,766		$1,707,564
Operating costs and expenses:
Cost of sales	1,044,675	1,215,032		1,469,940
Direct operating expenses	53,696	66,113		75,742
Selling, general and administrative expenses	69,439	69,066		73,554
Depreciation and amortization	14,853	18,262		19,064

Total operating costs and expenses	1,182,663	1,368,473		1,638,300

Gain on disposition of assets	—	—		175

Operating income	25,060	42,293		69,439
Interest expense	14,385	16,284		23,704
Other expense (income), net	381	1,819		(277)

Income before income tax expense, minority interest in income of subsidiaries, and accounting change	10,294	24,190		46,012
Income tax expense	3,913	9,105		18,315

Income before minority interest in income of subsidiaries and accounting change	6,381	15,085		27,697
Minority interest in income of subsidiaries	2,029	681		2,565

Income before accounting change	4,352	14,404		25,132
Cumulative effect of adoption of accounting principle (note 9)	—	336		—

Net income	$4,352	$14,068		$25,132

Earnings per share	$.12	$.40		$.72

Weighted average shares outstanding	35,001,120	35,001,120		35,001,120

Pro forma earnings per share (note 3(n))			$

Pro forma weighted average shares outstanding (note 3(n))

The accompanying notes are an integral part of these consolidated financial statements.

ALON USA ENERGY, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY
(dollars in thousands)

				Accumulated
		Additional	Receivable for	Other
	Common	Paid-In	Common Shares	Comprehensive	Retained
	Stock	Capital	Issued	Loss	Earnings	Total

Balance at January 1, 2002	$350	$8,339	$(180)	$—	$21,452	$29,961
Received for shares issued	—	40	—	—	—	40
Net income	—	—	—	—	4,352	4,352
Other comprehensive loss:
Minimum pension liability, net of income tax	—	—	—	(1,225)	—	(1,225)

Total comprehensive income						3,127

Balance at December 31, 2002	350	8,379	(180)	(1,225)	25,804	33,128
Received for shares issued	—	—	40	—	—	40
Net income	—	—	—	—	14,068	14,068
Other comprehensive loss:
Minimum pension liability, net of income tax	—	—	—	(313)	—	(313)

Total comprehensive income						13,755

Balance at December 31, 2003	350	8,379	(140)	(1,538)	39,872	46,923
Received for shares issued	—	—	140	—	—	140
Net income	—	—	—	—	25,132	25,132
Other comprehensive loss:
Minimum pension liability, net of income tax	—	—	—	(723)	—	(723)

Total comprehensive income						24,409

Balance at December 31, 2004	$350	$8,379	$—	$(2,261)	$65,004	$71,472

The accompanying notes are an integral part of these consolidated financial statements.

ALON USA ENERGY, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
(dollars in thousands)

	Year Ended December 31,

	2002	2003	2004

Cash flows from operating activities:
Net income	$4,352	$14,068	$25,132
Adjustments:
Depreciation and amortization	14,853	18,262	19,064
Stock option plan compensation	640	683	530
Deferred income tax expense	7,457	6,241	1,669
Minority interest in income of subsidiaries	2,029	681	2,565
Accrued interest on subordinated notes to stockholders	2,447	3,665	3,815
Gain on sale of assets	—	—	(175)
Cumulative effect of adoption of accounting principle	—	336	—
Changes in operating assets and liabilities:
Accounts and other receivables, net	(8,826)	3,177	(9,514)
Inventories	(14,898)	8,970	(4,256)
Prepaid expenses and other current assets	(3,185)	1,816	2,575
Other assets	1,021	1,158	1,871
Accounts payable and accrued liabilities	503	13,107	35,147
Other non-current liabilities	(1,392)	4,009	(1,680)

Net cash provided by operating activities	5,001	76,173	76,743

Cash flows from investing activities:
Capital expenditures	(26,587)	(23,391)	(27,301)
Turnaround and chemical catalyst expenditures	(3,951)	(1,547)	(2,322)
Proceeds from sale of assets	—	274	317
Acquisition of minority interest in subsidiary	(40,380)	(10,000)	(10,000)
Acquisition of asphalt business	—	—	(580)

Net cash used in investing activities	(70,918)	(34,664)	(39,886)

Cash flows from financing activities:
Stock issuance and payments received from shares issued	40	1,721	140
Deferred debt issuance costs	(3,268)	—	(1,885)
Net borrowings (payments) on revolving credit facilities	43,500	(29,400)	(19,600)
Additions to long-term debt	61,815	1,546	100,671
Payments on long-term debt	(39,849)	(13,534)	(60,082)

Net cash provided by (used in) financing activities	62,238	(39,667)	19,244

Net (decrease) increase in cash and cash equivalents	(3,679)	1,842	56,101
Cash and cash equivalents, beginning of period	9,093	5,414	7,256

Cash and cash equivalents, end of period	$5,414	$7,256	$63,357

Supplemental cash flow information:
Cash paid for interest	$11,056	$15,196	$20,536

Cash paid for income tax, net of tax refunds of $7,306 in 2003	$7,449	$(1,562)	$15,701

Non-cash activities:
Asphalt Business Acquisition
Property, plant and equipment acquired	$—	$—	$(3,917)
Net working capital acquired (accounts and other receivables, net, inventories, accounts payable)	—	—	817
Net debt assumed	—	—	2,520

Cash used in acquisition of asphalt business	$—	$—	$(580)

The accompanying notes are an integral part of these consolidated financial statements.

ALON USA ENERGY, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(dollars in thousands)

(1)	Description and Nature of Business
      Alon USA Energy, Inc. (“Alon Energy”) and its subsidiaries (collectively, the “Company”) engage in the business of refining and marketing of petroleum products, primarily in the Southwestern and South Central regions of the United States. Our business consists of two operating segments: (1) Refining and Marketing and (2) Retail.
      Refining and Marketing Segment. The Company owns and operates a refinery in Big Spring, Texas. The refinery can process a variety of crude oils, including regionally produced sour crude oil or Gulf Coast and imported crude oils transported on the Company’s crude oil pipelines, which connect the refinery to the Gulf Coast. The refinery primarily manufactures various grades of gasoline, diesel fuel, petrochemical feedstocks, asphalt and specialty blended asphalts. The Company primarily markets its gasoline and diesel under the Fina brand name at over 1,300 locations in five states. The Company’s product distribution network includes seven owned or leased product pipelines and accesses six owned or leased product terminals.
      Retail Segment. The Company operates 167 co-branded 7-Eleven and Fina convenience stores, offering motor fuels and merchandise throughout West Texas and New Mexico. Substantially all of the fuel sold by these stores is produced by the Company’s refinery and is transported to the stores through the Company’s pipeline and terminal networks.

(2)	Minority Interest Acquisition
      On August 21, 2002, the Company acquired from the outside investors the remaining 40% minority interest in Alon Capital, a subsidiary of the Company, which held substantially all of the refinery, pipeline and terminal assets, for a total purchase price of $57,100, consisting of a $37,100 cash payment and the remaining $20,000 in the form of deferred payments, of which $10,000 was paid in 2003 and the remaining $10,000 was paid in 2004.

(3)	Summary of Significant Accounting Policies

(a)	Basis of Presentation
      The consolidated financial statements include the accounts of Alon Energy and its subsidiaries. All significant intercompany balances and transactions have been eliminated. Minority interest in the Company’s subsidiaries is reported separately in the accompanying consolidated balance sheets. Minority interest in income of subsidiaries is reported net of income taxes and after elimination of significant intercompany transactions.

(b)	Use of Estimates
      The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(c)	Revenue Recognition
      Revenues, net of applicable excise taxes, for products sold by both the refining and marketing segment and the retail segment are recorded upon delivery of the products to their customers, which is the point at which title to the products is transferred, customer has assumed risk of loss, and when payment has either

ALON USA ENERGY, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(dollars in thousands)
been received or collection is reasonably assured. Transportation, shipping and handling costs incurred are reported in cost of sales.
      Revenues include the sales of certain buy/sell arrangements, which involve linked purchases and sales related to product sales contracts entered into to address location, quality or grade requirements. The results of these linked refined product buy/sell transactions are recorded in sales and cost of sales in the accompanying statement of operations at fair value. In the ordinary course of business, logistical and refinery production schedules necessitate the occasional sale of crude oil to third parties. All purchases and sales of crude oil, are recorded net, in cost of sales in the accompanying statement of operations. Such sales are infrequent and the effects of the sales on the Company’s operating results are not significant.
      For the year’s ended December 31, 2002, 2003 and 2004, the Company recorded revenues related to linked refined product sales of $38,187, $21,783 and $72,354, respectively.

(d)	Vendor Rebates
      The Company’s retail segment receives rebates and commissions from certain vendor incentive programs. These rebates are recorded as a reduction of cost of sales in the period the Company earns the rebates and commissions.

(e)	Cash and Cash Equivalents
      Cash and cash equivalents include demand deposits and money market accounts with maturities of three months or less when purchased.

(f)	Inventories
      Crude oil, refined products and blend stocks for the refining and marketing segment are stated at the lower of cost or market. Cost is determined under the last-in, first-out (LIFO) valuation method. Cost of crude oil, refined product, and blendstock inventories in excess of market value are charged to cost of sales. Such charges are subject to reversal in subsequent periods, not to exceed LIFO cost, if prices recover. Materials and supplies are stated at average cost. Cost for the retail segment merchandise inventories is determined under the retail inventory method and cost for retail segment fuel inventories is determined under the first-in, first-out (FIFO) method.

(g)	Hedging Activity
      The Company follows Statement of Financial Accountings Standards (SFAS) No. 133, Accounting for Derivative Instruments and Hedging Activities, as amended, effective January 1, 2001. The Company considers all forwards, futures, and option contracts to be part of its risk management strategy. The Company has elected not to designate derivative contracts as cash flow hedges for financial accounting purposes. Accordingly, net unrealized gains and losses for changes in the fair value on open derivative contracts are recognized in current cost of sales.

(h)	Property, Plant, and Equipment
      The carrying value of property, plant, and equipment includes the fair value of the asset retirement obligation and have been reflected in the accompanying consolidated balance sheets at cost, net of accumulated depreciation.
      Property, plant, and equipment, net of salvage value, are depreciated using the straight-line method at rates based on the estimated useful lives for the assets or groups of assets, beginning in the month

ALON USA ENERGY, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(dollars in thousands)
following acquisition or completion. The Company capitalizes interest costs associated with major construction projects based on the effective interest rate on aggregate borrowings.
      Leasehold improvements are depreciated on the straight-line method over the shorter of the contractual lease terms or the estimated useful lives.
      Expenditures for major replacements and additions are capitalized. Expenditures for routine repairs and maintenance costs are charged to direct operating expense as incurred. The applicable costs and accumulated depreciation of assets that are sold, retired, or otherwise disposed of are removed from the accounts and the resulting gain or loss is recognized.

(i)	Impairment of Long-Lived Assets and Assets to Be Disposed Of
      Long-lived assets and certain identifiable intangible assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying value of an asset to future net cash flows expected to be generated by the asset. If the carrying value of an asset exceeds its expected future cash flows, an impairment loss is recognized based on the excess of the carrying value of the impaired asset over its fair value. Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell. These future cash flows and fair values are estimates based on the Company’s judgment and assumptions.

(j)	Turnarounds and Chemical Catalyst Costs
      We record the cost of planned major refinery maintenance, referred to as turnarounds, and chemical catalyst used in the refinery process units, which are typically replaced in conjunction with planned turnarounds, in “other assets” in our consolidated balance sheet. Turnaround and catalyst costs are currently deferred and amortized on a straight-line basis beginning the month after the completion of the turnaround and ending immediately prior to the next scheduled turnaround. Amortization of turnaround costs is presented in “depreciation and amortization” in our consolidated statement of operations. The amortization of catalyst costs is presented in “direct operating expense” on our consolidated statement of operations.

(k)	Income Taxes
      Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

(l)	Stock-Based Compensation
      The Company accounts for stock-based compensation using the intrinsic value method prescribed in Accounting Principles Board (APB) Opinion No. 25, Accounting for Stock Issued to Employees, and related interpretations. Accordingly, compensation cost for stock options is measured as the excess of the estimated fair value of the common stock over the exercise price and is generally recognized pro rata over the scheduled vesting period. Stock compensation expense is presented as selling, general and administrative expenses in the accompanying statements of operations (note 14).

ALON USA ENERGY, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(dollars in thousands)
      The Company uses the minimum value method for calculating the fair value impact of SFAS No. 123, Accounting for Stock-Based Compensation (SFAS No. 123). Accordingly, there is no significant pro forma impact on net earnings and earnings per share from adoption of SFAS No. 123.

(m)	Environmental Expenditures
      The Company accrues for costs associated with environmental remediation obligations when such costs are probable and can be reasonably estimated. Environmental liabilities represent the estimated costs to investigate and remediate contamination at the Company’s properties. This estimate is based on internal and third-party assessments of the extent of the contaminations, the selected remediation technology and review of applicable environmental regulations. Accruals for estimated costs from environmental remediation obligations generally are recognized no later than completion of the remedial feasibility study. Such accruals are adjusted as further information develops or circumstances change. Costs of future expenditures for environment remediation obligations are not discounted to their present value. Recoveries of environmental remediation costs from other parties are recorded as assets when the receipt is deemed probable (note 8). Estimates are updated to reflect changes in factual information, available technology or applicable laws and regulations.

(n)	Earnings Per Share
      Basic earnings per share is computed by dividing net income by the weighted average of the common shares outstanding. There are no dilutive potential common shares outstanding.
      The pro forma earnings per share provides supplemental information in connection with the Company’s proposed initial public offering (see note 16). The pro forma earnings per share gives effect to the additional number of shares (at an assumed offering price to the public investor of $          ) necessary to pay the portion of the dividend that exceeds net income for the year ended December 31, 2004.

(o)	New Accounting Standards and Disclosures
      In December 2004, the FASB issued Statement of Accounting Standards No. 123R, Share-Based Payment (SFAS No. 123R), which requires expensing of stock options and other share-based compensation payments to employees and supersedes SFAS No. 123, which had allowed companies to choose between expensing stock options or showing proforma disclosure only. This standard is effective for the Company as of January 1, 2006 and will apply to all awards granted, modified, cancelled or repurchased after that date as well as the unvested portion of prior rewards. Because the Company uses the minimum value method of measuring equity share options for pro forma disclosure purposes under SFAS No. 123, the Company will apply SFAS No. 123R prospectively to new awards and to awards modified, repurchased or cancelled after January 1, 2006.
      In January 2003, the FASB issued Interpretation No. 46, Consolidation of Variable Interest Entities, an Interpretation of ARB No. 51. This interpretation addresses the consolidation by business enterprises of variable interest entities as defined in the interpretation. The interpretation applies immediately to interests in variable interest entities created after December 31, 2003, and to interests in variable interest entities obtained after December 31, 2003. The adoption of this interpretation in the first quarter of 2004 had no impact on the Company’s consolidated financial statements.
      Currently, the Emerging Issues Task Force (EITF) is addressing the accounting for linked purchase and sale arrangements in EITF Issue No. 04-13, Accounting for Purchases and Sales of Inventory with the Same Counterparty. The Company will monitor the progress of EITF Issue No. 04-13 to ensure the Company’s accounting for its linked purchases and sales complies with the EITF’s final consensus opinion.

ALON USA ENERGY, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(dollars in thousands)
      In November 2004, the FASB issued Statement No. 151, Inventory Costs, which clarifies the accounting for abnormal amounts of idle facility expense, freight, handling costs, and wasted material and requires that those items be recognized as current-period charges. Statement No. 151 also requires that allocation of fixed production overhead to the costs of conversion be based on the normal capacity of the production facilities. Statement No. 151 is effective for fiscal years beginning after June 15, 2005, and is not expected to affect the Company’s financial position or results of operations.
      In December 2004, the FASB issued Statement No. 153, Exchanges of Nonmonetary Assets, which addresses the measurement of exchanges of nonmonetary assets. Statement No. 153 eliminates the exception from fair value measurement for nonmonetary exchanges of similar productive assets, which was previously provided by APB Opinion No. 29, Accounting for Nonmonetary Transactions, and replaces it with an exception for exchanges that do not have commercial substance. Statement No. 153 specifies that a nonmonetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. Statement No. 153 is effective for nonmonetary asset exchanges occurring in fiscal periods beginning after June 15, 2005. The adoption of Statement No. 153 is not expected to affect the Company’s financial position or results of operations.
      In March of 2005, the FASB issued FASB Interpretation No. 47, “Accounting for Conditional Retirement Obligations” (“FIN 47”), which requires companies to recognize a liability for the fair value of a legal obligation to perform asset-retirement activities that are conditional on a future event, if the amount can be reasonably estimated. FIN 47 must be adopted by the Company by the end of fiscal 2005. The impact of adoption on the Company’s consolidated financial statements is still being evaluated.

(4)	Segment Data
      The Company’s revenues are derived from our two operating segments: (i) Refining and Marketing and (ii) Retail. Management has identified these segments for managing operations based on manufacturing and marketing criteria.

(a)	Refining and Marketing Segment
      The refining and marketing segment includes a complex sour crude oil refinery, its crude oil and refined products pipeline systems and its refined products terminalling operations. The Company’s refinery manufactures petroleum products including various grades of gasoline, diesel fuel, jet fuel, petrochemical feedstocks, asphalt and other petroleum based products. In addition, finished products are acquired through exchange agreements and third-party suppliers. The Company primarily markets its gasoline and diesel under the Fina brand name, through a network of approximately 1,300 locations. Finished products and blendstocks are also marketed through sales and exchanges with other major oil companies, state and federal governmental entities, unbranded wholesale distributors and various other third parties.

(b)	Retail Segment
      The Company’s retail segment operates 167 owned and leased convenience store sites operating primarily in West Texas and New Mexico. These convenience stores offer various grades of gasoline, diesel fuel, general merchandise and food products to the general public under the 7-Eleven and Fina brand names.

ALON USA ENERGY, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(dollars in thousands)

(c)	Corporate/ Other
      Operations that are not included in either of the two segments are included in the category Corporate and Other. These operations consist primarily of corporate headquarter operating and depreciation expenses and interest income.
      Operating income for each segment consists of net revenues less cost of sales, direct operating expenses, selling, general and administrative expenses and depreciation and amortization. Sales between segments are transferred at current market prices. Consolidated totals presented are after intersegment eliminations.
      Total assets of each segment consist of net property, plant and equipment, inventories, accounts receivables and other assets directly associated with the segment’s operations. Corporate assets consist primarily of corporate headquarters information technology and administrative equipment.
      Segment data as of and for the years ended December 31, 2004, 2003 and 2002 is presented below.

	December 31, 2004

	Refining and		Corporate
	Marketing	Retail	and Other	Eliminations	Consolidated

Net sales:
Unaffiliated customers	$1,406,073	$301,491	$—	$—	$1,707,564
Intersegment	117,777	—	—	(117,777)	—

Total net sales	$1,523,850	$301,491	$—	$(117,777)	$1,707,564

Operating income (loss)	$68,611	$2,897	$(2,069)	$—	$69,439
Interest expense	(20,149)	(3,555)	—	—	(23,704)
Other income (expense), net	(51)	(3)	331	—	277

Income (loss) before income taxes and minority interest	$48,411	$(661)	$(1,738)	$—	$46,012

Total assets	$389,830	$69,949	$12,737	$—	$472,516
Depreciation and amortization	13,437	4,147	1,480	—	19,064
Capital investments	36,140	3,134	612	—	39,886

ALON USA ENERGY, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(dollars in thousands)

	December 31, 2003

	Refining and		Corporate
	Marketing	Retail	and Other	Eliminations	Consolidated

Net sales:
Unaffiliated customers	$1,132,577	$278,189	$—	$—	$1,410,766
Intersegment	92,468	—	—	(92,468)	—

Total net sales	$1,225,045	$278,189	$—	$(92,468)	$1,410,766

Operating income (loss)	$42,020	$2,443	$(2,170)	$—	$42,293
Interest expense	(12,959)	(3,325)	—	—	(16,284)
Other expense, net	(94)	—	(1,725)	—	(1,819)

Income (loss) before income taxes, minority interest and accounting change	$28,967	$(882)	$(3,895)	$—	$24,190

Total assets	$304,046	$73,747	$9,189	$—	$386,982
Depreciation and amortization	12,636	4,078	1,548	—	18,262
Capital investments	27,442	6,613	609	—	34,664

	December 31, 2002

	Refining and		Corporate
	Marketing	Retail	and Other	Eliminations	Consolidated

Net sales:
Unaffiliated customers	$959,893	$247,830	$—	$—	$1,207,723
Intersegment	71,010	—	—	(71,010)	—

Total net sales	$1,030,903	$247,830	$—	$(71,010)	$1,207,723

Operating income (loss)	$22,726	$4,195	$(1,861)	$—	$25,060
Interest expense	(11,301)	(3,084)	—	—	(14,385)
Other expense, net	—	(23)	(358)	—	(381)

Income (loss) before income taxes, minority interest and accounting change	$11,425	$1,088	$(2,219)	$—	$10,294

Total assets	$315,389	$71,049	$5,628	$—	$392,066
Depreciation and amortization	9,949	3,696	1,208	—	14,853
Capital investments	68,136	2,083	699	—	70,918

(5)	Financial Instruments

(a)	Fair Value of Financial Instruments
      The carrying amounts of the Company’s cash and cash equivalents, receivables, payables and accrued expenses approximate fair value due to the short-term maturities of these assets and liabilities. The reported amounts of long-term debt approximate fair value as interest approximates market rates. Derivative financial instruments are carried at fair value, which is based on quoted market prices.

ALON USA ENERGY, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(dollars in thousands)

(b)	Derivative Financial Instruments
      The Company selectively utilizes commodity derivatives to manage its exposure to commodity price fluctuations and interest rate-related derivative instruments to manage its exposure on its debt instruments. The Company does not enter into derivative instruments for any purpose other than cash flow hedging purposes. Accordingly, the Company does not speculate using derivative instruments. The Company has elected not to designate derivative instruments as cash flow hedges for financial accounting purposes. Therefore, changes in the fair value of the derivative instruments are included in income in the period of the change.

Interest Rate Swap
      The Company primarily uses variable-rate debt to finance its operations. To limit the variability of a portion of its interest payments, the Company entered into an interest rate swap agreement in December 2001 to manage fluctuations in cash flows resulting from interest rate risk. The swap was not designated as a hedge for accounting purposes. This swap was terminated as of December 15, 2003 resulting in a $318 charge to interest expense in the accompanying consolidated statement of operations.

Commodity Instruments
      The Company occasionally uses crude oil and refined product commodity futures contracts to reduce financial exposure related to price changes on anticipated transactions. Crude oil and refined product forward contracts are used to facilitate the supply of crude oil to the refinery and the sale of refined products while managing price exposure. The Company closed all of its open futures contracts in 2003, recognizing a loss of $3,555 in cost of sales in the accompanying consolidated statement of operations. There were no futures contracts open at December 31, 2004.
      At December 31, 2003, the Company held net forward contracts for purchases of 50 thousand barrels of refined products. The average price for these forward contracts at December 31, 2003 was $38.73 per barrel with a fair value of $1,954. At December 31, 2004, the Company held net forward contracts for sales of 5 thousand barrels of distillate. The average price for these forward contracts at December 31, 2004 was $48.38 per barrel with a fair value of $232. These contracts were not designated as hedges for accounting purposes. Accordingly, net unrealized gain of $18 and loss of $10 were recorded to income for the years ended December 31, 2003 and 2004, respectively.

(c)	Concentrations of Credit Risk
      Financial instruments that potentially subject the Company to concentration of credit risk consist primarily of trade accounts receivables. Credit risk is minimized as a result of the credit quality of the Company’s customer base and the large number of customers comprising the Company’s customer base. The Company performs ongoing credit evaluations of its customers and requires letters of credit, prepayments or other collateral or guarantees as management deems appropriate. The Company’s allowance for doubtful accounts is reflected as a reduction of accounts receivable in the consolidated balance sheets. The balance in the allowance account was $1,104 and $1,322 at December 31, 2003 and 2004, respectively. For the three-year period ended December 31, 2004, no sales to a single customer accounted for more than 10% of the Company’s net sales.
      There is not a significant credit risk on the Company’s derivative instruments which are transacted through counterparties meeting established collateral and credit criteria.

ALON USA ENERGY, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(dollars in thousands)

(6)	Inventories
      Inventories for the Company are stated at the lower of cost or market. Cost is determined under the last-in, first-out (LIFO) method for crude oil, refined products, and blendstock inventories. Materials and supplies are stated at average cost. Cost for convenience store merchandise inventories is determined under the retail inventory method and cost for convenience store fuel inventories is determined under the first-in, first-out (FIFO) method.
      Carrying value of inventories consisted of the following:

	December 31,

	2003	2004

Crude oil, refined products, and blendstocks	$53,088	$58,412
Materials and supplies	5,418	5,570
Store merchandise	14,059	12,860
Store fuel	2,200	2,487

Total inventories	$74,765	$79,329

      Market values of crude oil, refined products and blendstocks inventories exceeded LIFO costs by $7,057 and $25,756 at December 31, 2003 and 2004, respectively.
(7)     Property, Plant, and Equipment
      Property, plant, and equipment consisted of the following:

	December 31,

	2003	2004

Refining facilities	$133,522	$149,016
Pipelines and terminals	59,483	69,289
Retail	54,708	59,543
Other	8,465	9,323

Property, plant, and equipment, gross	256,178	287,171
Less accumulated depreciation	(35,265)	(50,943)

Property, plant, and equipment, net	$220,913	$236,228

      The useful lives on depreciable assets used to determine depreciation expense were as follows:

Refining facilities	3 — 20 years; average 18 years
Pipelines and terminals	5 — 25 years; average 23 years
Retail	5 — 40 years; average 18 years
Other	3 — 15 years; average 5 years
      The Company capitalized interest of $520, $297, and $301 for the years ended December 31, 2002, 2003, and 2004, respectively.

ALON USA ENERGY, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(dollars in thousands)

(8)	Other Assets
      Other assets consisted of the following:

	December 31,

	2003	2004

Receivable from Fina for environmental costs	$6,430	$4,314
Deferred debt issuance costs	4,821	8,291
Deferred turnaround, chemical catalyst cost	2,852	2,399
Retail license/franchise fees	3,400	3,429
Other	1,704	3,400

Total other assets	$19,207	$21,833

      In connection with the acquisition of the refinery, pipeline and terminal assets from Atofina Petrochemicals, Inc. (“Fina”) in August 2000, Fina agreed to indemnify the Company for the costs of environmental investigations, assessments, and clean-ups of known conditions that existed at the acquisition date. Such indemnification is limited to an aggregate of $20,000 over a ten-year period. Annual indemnification is limited to a ceiling of $5,000 except that the ceiling may be increased by the amount (up to $5,000) in cases by which the previous year’s ceiling exceeded actual costs. Fina retains liability for third-party claims received within ten years of the acquisition alleging personal injury or property damage resulting from Fina’s use of the acquired assets prior to the acquisition. The Company’s management does not expect expenditures for remediation of existing contamination to exceed the indemnification limitations. The Company also has insurance coverage for amounts in excess of $20,000, up to $40,000 during the ten-year indemnification period. Accordingly, at December 31, 2003 and 2004, the Company has recorded a current receivable of $3,609 and $3,000 and a non-current receivable of $6,430 and $4,314 from Fina, respectively, and corresponding accrued environmental liabilities.
      Debt issuance costs are amortized over the term of the related debt using the effective interest method. Amortization of deferred debt issuance costs is recorded as interest expense in the accompanying statements of operations. Amortization of debt issuance costs was $2,602, $902, and $1,329 for the years ended December 31, 2002, 2003, and 2004, respectively.

(9)	Non-current Liabilities
      Non-current liabilities consist of the following:

	December 31,

	2003	2004

Pension and other postemployment benefit liabilities, net (note 10)	$10,998	$11,792
Environmental accrual (note 15)	5,879	4,058
Asset retirement obligation	2,349	2,524
Other	670	1,062

Total non-current liabilities	$19,896	$19,436

      The Company adopted the Statement of Financial Accounting Standards No. 143, Accounting for Asset Retirement Obligations (SFAS No. 143), on January 1, 2003 and recognized a $336 cumulative effect of adoption, net of $173 of income tax benefit in connection with future estimated costs for dismantling certain refinery and pipeline assets. SFAS No. 143 requires that the Company record the fair

ALON USA ENERGY, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(dollars in thousands)
value of liability associated with an asset retirement obligation. The following table summarizes the activity relating to the Company’s asset retirement obligations for the years ended December 31, 2003 and 2004:

	December 31,

	2003	2004

Balance at beginning of year	$2,297	$2,349
Accretion expense	92	178
Retirements	(59)	(28)
Additions	19	25

Balance at end of year	$2,349	$2,524

(10)	Employee and Postretirement Benefits
      The Company has two defined benefit pension plans covering substantially all of its refining and marketing segment employees. The benefits are based on years of service and the employee’s final average monthly compensation. The Company’s funding policy is to contribute annually not less than the minimum required nor more than the maximum amount that can be deducted for federal income tax purposes. Contributions are intended to provide not only for benefits attributed to service to date but also for those expected to be earned in the future.
      In addition to providing pension benefits, certain health care and life insurance benefits (other benefits) are provided to active and certain retired employees who meet eligibility requirements defined in the plan documents. The health care benefits in excess of certain limits and the life insurance benefits are insured.
      The measurement date used to determine pension and other postretirement benefit measures for the pension plan and the postretirement benefit plan is December 31. Financial information related to the Company’s pension plans and other postretirement benefits is presented below.

ALON USA ENERGY, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(dollars in thousands)

	Pension benefits		Postretirement benefits

	2003	2004	2003	2004

Change in benefit obligation:
Benefit obligation at beginning of year	$21,656	$27,356	$4,347	$3,435
Service cost	1,142	1,326	231	160
Interest cost	1,616	1,826	307	222
Plan participants contributions	—	—	34	28
Plan Amendments	—	—	(1,663)	(2,119)
Actuarial loss	3,337	1,980	319	409
Benefits paid	(395)	(716)	(140)	(283)

Benefit obligations at end of year	$27,356	$31,772	$3,435	$1,852

Change in plan assets:
Fair value of plan assets at beginning of period	12,698	16,172	—	—
Actual gain on plan assets	3,629	1,929	—	—
Employer contribution	240	2,729	106	255
Plan participants contributions	—	—	34	28
Benefits paid	(395)	(716)	(140)	(283)

Fair value of plan assets at end of period	$16,172	$20,114	$—	$—

Reconciliation of funded status:
Fair value of plan assets at end of year	$16,172	$20,114	—	—
Less benefit obligation at end of year	27,356	31,772	3,435	1,852

Funded status at end of year	(11,184)	(11,658)	(3,435)	(1,852)
Unrecognized prior service costs	—	—	(2,156)	(4,117)
Unrecognized net actuarial gain	7,424	8,300	804	1,183

Accrued benefit costs	$(3,760)	$(3,358)	$(4,787)	$(4,786)

Amounts recognized in the consolidated balance sheets:
Accrued benefit liability	$(7,006)	$(5,808)	$(4,787)	$(4,786)
Accumulated other comprehensive loss	3,646	2,450	—	—

Accrued pension cost	$(3,360)	$(3,358)	$(4,787)	$(4,786)

      As of December 31, 2003 and 2004, the accumulated benefit obligation for each of the Company’s pension plans was in excess of plan assets. The aggregate benefit obligation, accumulated benefit obligation and fair value of plan assets for the pension plans were as follows:

	December 31,

	2003	2004

Projected benefit obligation	$27,356	$31,772
Accumulated benefit obligation	22,382	27,118
Fair value of plan assets	16,172	20,114

ALON USA ENERGY, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(dollars in thousands)
      The weighted-average assumptions used to determine benefit obligations at December 31, 2002, 2003 and 2004 were as follows:

	Pension Benefits			Postretirement Benefits

	2002	2003	2004	2002	2003	2004

Discount rate	6.75%	6.25%	6.00%	6.75%	6.25%	6.00%
Rate of compensation increase	3.00%	3.00%	3.00%	—	—	—
      The weighted-average assumptions used to determine net periodic benefit costs for the years ended December 31, 2002, 2003 and 2004 were as follows:

	Pension Benefits			Postretirement Benefits

	2002	2003	2004	2002	2003	2004

Discount rate	7.25%	6.75%	6.25%	7.25%	6.75%	6.25%
Expected return on plan assets	9.00%	9.00%	9.00%	—	—	—
Rate of compensation increase	3.00%	3.00%	3.00%	—	—	—
      The Company’s overall expected long-term rate of return on assets is 9.0%. The expected long-term rate of return is based on the portfolio as a whole and note on the sum of the returns on individual asset categories. The return is based exclusively on historical returns, without adjustments.
      For measurement purposes, a 9.0% annual rate of increase in the per capita cost of covered health care benefits was assumed for 2004 and thereafter. The components of net periodic benefit cost for the years and periods are as follows:

	Pension Benefits			Other Benefits

	Year Ended December 31			Year Ended December 31

	2002	2003	2004	2002	2003	2004

Components of net periodic benefit cost:
Service cost	$897	$1,142	$1,326	$204	$231	$160
Interest cost	1,394	1,616	1,826	305	307	222
Amortization of prior service costs	—	—	—	—	(38)	(157)
Expected return on plan assets	(1,447)	(1,326)	(1,388)	—	—	—
Recognized net actuarial loss	30	262	563	—	3	29

Net periodic benefit cost	$874	$1,694	$2,327	$509	$503	$254

Plan Assets
      The weighted-average asset allocation of the Company’s pension and postretirement benefits at December 31, 2003 and 2004 were as follows:

	Pension		Postretirement
	Benefits		Benefits

	Plan Assets		Plan Assets

	2003	2004	2003	2004

Asset Category:
Equity Securities	70.0%	70.0%	70.0%	70.0%
Fixed Income Securities	30.0%	30.0%	30.0%	30.0%

Total	100%	100%	100%	100%

ALON USA ENERGY, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(dollars in thousands)
      The investment policies and strategies for the assets of Company’s pension benefits and postretirement benefits plans is to provide returns in excess of the benchmark measured over a rolling five year period. The portfolio is expected to earn long-term returns from capital appreciation and a stable stream of current income. This approach recognizes that assets are exposed to risk and the market value of the plans’ assets may fluctuate from year to year. Risk tolerance is determined based on the Company’s specific risk management policies. In line with the investment return objective and risk parameters, the plans’ mix of assets includes a diversified portfolio of equity and fixed-income investments. Equity investments include a blend of domestic growth and value stocks of various sizes of capitalization. The aggregate asset allocation is reviewed on an annual basis.

Cash Flows
      The Company contributed $240 and $2,730 to the pension plan for the years ended December 31, 2003 and 2004, respectively, and expects to contribute $4,000 to the pension plan in 2005. There were no employee contributions to the plans.
      The benefits expected to be paid in each year 2005 – 2009 are $801; $925; $1,089; $1,263; and $1,456, respectively. The aggregate benefits expected to be paid in the five years from 2010 – 2014 are $11,784. The expected benefits are based on the same assumptions used to measure the Company’s benefit obligation at December 31, and include estimated future employee service.
      During the period from January 1, 2002 through December 31, 2004, the return on plan assets and plan contributions did not increase sufficiently to cover the increase in benefits to be paid to participants. This put the plan into an unfunded accumulated pension obligation position and, in accordance with SFAS No. 87, Employer’s Accounting for Pensions, the Company recorded an unfunded accrued pension cost of $1,944, $506 and $1,196 at December 31, 2002, 2003 and 2004, respectively. Of the unfunded pension cost $1,225, net of a $719 tax benefit, $313, net of a $193 tax benefit and $723, net of a $472 tax benefit, was reflected as a component of comprehensive income for the years ended December 31, 2002, 2003 and 2004, respectively.
      Expected return on plan assets has a significant effect on the amounts reported for the pension plans. A 1% change in the expected return on plan assets will affect the total of service and interest cost components by approximately $138. Assumed health care cost trend rates have a significant effect on the amounts reported for the health care plans. A 1% change in assumed health care cost trend rates would affect the total of service and interest costs components by $14 and affect postretirement benefit obligations by $81.
      The Company sponsors a 401(k) plan in which employees of the Company’s retail segment may participate by contributing up to 15% of their pay after completing one year of service. The Company matches from 25% to 75% of pay depending on the employee’s years of service. This match is limited to 6% of employee pay with full vesting of matching and contributions occurring after five years of service. The Company’s contribution for the years ended December 31, 2003 and 2004 was $147 and $164, respectively.

ALON USA ENERGY, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(dollars in thousands)

(11)	Long-Term Debt
      A summary of the Company’s long-term debt follows:

	December 31,

	2003	2004

Secured term loan	$—	$100,000
Revolving credit facility	—	—
Refining revolving credit facility	14,000	—
Refining term loan	43,591	—
Retail revolving credit facility	5,600	—
Retail mortgage and equipment loans	35,095	33,610
Fina deferred purchase price	4,473	3,978
Subordinated notes payable	53,085	49,200
Deferred payments to investors (note 2)	10,353	—
Other debt	619	918

Total debt	166,816	187,706
Less current portion	(23,945)	(16,115)

Total long-term debt	$142,871	$171,591

(a)	Secured Term Loan
      On January 14, 2004, the Company, through Alon USA, entered into a senior secured term loan facility (secured term loan) in the aggregate amount of $100,000 maturing in January 2009. The balance of the Refining term loan dated July 31, 2000 was paid in full with a portion of the proceeds of the secured term loan. The term loan accrues interest at LIBOR (2.56% at December 31, 2004) plus 6.5% per year, but not less than 10% per annum, and is subject to a minimum annual payment of $2,500 per year which can be increased under certain circumstances or declined by lenders as defined in the agreement. This facility includes certain restrictions and covenants, including, among other things, limitations on capital expenditures, dividend restrictions and minimum net worth and coverage ratios. Additionally, the terms of the loan requires either a letter of credit in favor of the lenders or maintenance of a separate unrestricted cash account equal to nine months interest payable on the secured term loan. The Company elected to establish a separate cash account totaling $7,500 which is classified as cash and cash equivalents in the balance sheet as of December 31, 2004.

(b)	Revolving Credit Facility
      As of December 31, 2004, the Company had a revolving credit facility which provides for commitments of $141,600 for a three-year term. Subject to commitment amounts and terms, the revolving credit facility provides for the issuance of letters of credit and up to $82,000 of which is available for revolving credit loans. The revolving credit facility is primarily used for issuance of letters of credit (principally for crude oil purchases). The Company is charged various fees and expenses in connection with this facility, including facility fees and various letter of credit fees. No amounts were outstanding under this revolving credit facility at December 31, 2004. Amounts outstanding under this revolving credit facility accrued interest at the Eurodollar plus 2.5%. This facility includes certain restrictions and covenants, including, among other things, limitations on capital expenditures, dividend restrictions and minimum net worth and coverage ratios.

ALON USA ENERGY, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(dollars in thousands)
      Prior to January 14, 2004, the Company had two revolving credit facilities which provided commitments of $130,000 for our refining segment and $5,600 for our retail segment. These facilities were restructured into the single refining and retail revolving credit facility described above.
      As of December 31, 2003 and 2004, the Company had $89,199 and $100,676, respectively, of outstanding letters of credit under the refining and retail revolving credit facility.

(c)	Retail Mortgage and Equipment Loans
      On October 1, 2002, the Company replaced an existing retail term loan agreement with a new $35,000 term loan agreement. The agreement consists of a 20-year $22,300 mortgage loan bearing a fixed interest rate of 8.06% per annum and a 10-year $12,700 equipment loan at a fixed rate of 8.30% per annum, secured by certain property, plant, and equipment used in the Company’s retail segment.
      These mortgage and equipment loans are to be repaid in monthly principal and interest installments of $346 beginning December 1, 2002, decreasing to $187 after December 1, 2012.
      In 2003, the Company obtained $1,545 in mortgage loans to finance the acquisition of new retail locations. The interest rates on these loans range between 5.5% and 9.7%, with 5 to 15 year payment terms.

(d)	Fina Deferred Purchase Price
      In connection with the Acquisition, the Company is required to make certain deferred payments to Fina. A summary of the amounts outstanding follows:

	December 31,

	2003	2004

Non-interest bearing due based on sales volumes over 60 months with remainder (if any) thereafter	$4,690	$4,016
Less discount – interest imputed at 10%	(217)	(38)

Fina deferred purchase price	$4,473	$3,978

(e)	Subordinated Notes Payable
      As of December 31, 2004, the Company had unsecured subordinated notes payable to Alon Israel of $36,300, subordinated notes payable to former minority interest owners of $3,700, and subordinated notes payable to certain members of executive management of $13. The secured term loan allows for principal and interest payments to Alon Israel under certain circumstances as defined in the agreement. Under the terms of the restructuring (note 2) and the secured term loan, the notes to the former minority interest owners are scheduled to be paid in July 2005. The subordinated notes accrue interest at 7% per annum ($5,573 and $9,187 accrued interest payable at December 31, 2003 and 2004, respectively).

(f)	Deferred Payments to Minority Investors
      In connection with the restructure described in note 2, the Company purchased the remaining 40% minority interest in Alon Capital in August 2002. The total purchase price was $57,100, consisting of a $37,100 cash payment and the remaining $20,000 in the form of deferred payments, of which $10,000 was paid June 30, 2003 and the remaining $10,000 was paid in 2004. The deferred purchase payment accrued interest at 7% per annum.

ALON USA ENERGY, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(dollars in thousands)

(g)	Maturity of Long-Term Debt
      The aggregate maturities of long-term debt for each of the five years subsequent to December 31, 2004 are as follows: 2005 — $16,115; 2006 — $4,488; 2007 — $4,590; 2008 — $4,795; 2009 — $92,215 and 2010 and thereafter — $65,503.

(h)	Guarantees and Restrictions
      Alon Israel and other related parties guaranteed the payment of the Company’s obligations under the refining and retail revolving credit facility if the Company defaults on such payments and there is a shortfall in the proceeds realized from collateral.

(i)	Interest and Financing Expense
      Interest and finance expense included in the accompanying statements of operations consisted of the following:

	December 31,

	2002	2003	2004

Interest expense	$8,897	$12,868	$19,261
Letters of credit and finance costs	4,684	2,811	3,415
Amortization of debt issuance costs	1,324	902	1,329
Capitalized interest	(520)	(297)	(301)

Total interest expense	$14,385	$16,284	$23,704

(12)	Income Taxes
      Income tax expense included the following:

	December 31,

	2002	2003	2004

Current:
Federal	$(4,124)	$2,336	$15,554
State	580	528	1,092

Total current	(3,544)	2,864	16,646

Deferred:
Federal	7,362	5,341	1,487
State	95	900	182

Total deferred	7,457	6,241	1,669

Income tax expense	$3,913	$9,105	$18,315

ALON USA ENERGY, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(dollars in thousands)
      A reconciliation between the income tax expense computed on pretax income at the statutory federal rate and the actual provision for income taxes is as follows:

	December 31,

	2002	2003	2004

Computed expected tax expense	$3,603	$8,349	$16,104
State and local income taxes, net of federal benefit	283	921	828
Other, net	27	(165)	1,383

Income tax expense	$3,913	$9,105	$18,315

      The following table sets forth the tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities.

	December 31,

	2003	2004

Deferred income tax assets:
Accounts receivable, allowance	$136	$372
Postretirement benefits	3,463	3,722
Accrued liabilities and other	3,084	2,138

Total deferred income tax assets	6,683	6,232

Deferred income tax liabilities:
Deferred charges	1,829	1,821
Inventories	1,849	1,510
Property, plant, and equipment	33,300	34,619
Other	125	111

Total deferred income tax liabilities	37,103	38,061

Net deferred income tax liability	$30,420	$31,829

      In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning strategies in making this assessment. Based upon the level of taxable income and projections for future taxable income, over the periods which the deferred tax assets are deductible, management believes it is more likely than not the Company will realize the benefits of these deductible differences at December 31, 2003 and 2004.

(13)	Related-Party Transactions
      The Company and Alon Israel are parties to a consulting agreement whereby Alon Israel provides strategic planning and management consulting services to the Company for an annual fee of $1,500 through September 30, 2003 and $4,000 a year beginning October 1, 2003.
      The Company currently has a consulting agreement with a board member and recorded consulting fees of $100 and $50 for the years ended December 31, 2003 and 2004, respectively.

ALON USA ENERGY, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(dollars in thousands)
      The Company currently pays two board members for services as board members and recorded board of director fees of $50 and $109 for the years ended December 31, 2003 and 2004.
      The Company has subordinated notes payable to Alon Israel, the former minority owners of Alon USA Capital and certain members of executive management as described in note 11.

(14)	Stockholders’ Equity

(a)	Common and preferred stock
      The authorized capital stock of the Company consists of 100,000,000 shares of common stock, $0.01 par value, and 10,000,000 shares of preferred stock, $0.01 par value. Issued and outstanding shares were 35,001,120 shares of common stock and no shares of preferred stock as of December 31, 2003 and 2004. The number of issued and outstanding shares give effect to the 33,600-for-1 stock split (note 16).

(b)	Stock-Based Compensation
      At August 1, 2000 (inception), Alon USA Operating, Inc. (“Alon Operating”) and Alon Assets, Inc (“Alon Assets”), majority owned, fully consolidated subsidiaries of Alon Energy, adopted a stock option plan (the “Plan”) pursuant to which the company’s board of directors may grant stock options to certain officers and executive management. The Plan authorized grants of options to purchase up to 16,154 shares of common stock of Alon Assets and 6,066 shares of common stock of Alon Operating. All authorized options were granted in 2000. All stock options have ten-year terms. The options are subject to accelerated vesting and become fully exercisable if the Company achieves certain financial performance and debt service criteria. Upon exercise, the Company will reimburse the option holder for the exercise price of the shares and under certain circumstances the related federal and state taxes (gross up liability).
      Pursuant to SFAS No. 123, Accounting for Stock-Based Compensation, the Company has elected to account for its stock-based compensation under APB Opinion No. 25. Under APB Opinion No. 25, the Company uses the intrinsic value method to account for compensation cost related to stock options. Accordingly, compensation expense is recorded over the vesting period based on the excess of the estimated fair value of the common stock over the exercise price. The Company recognizes stock compensation expense using the accelerated vesting method prescribed by FASB Interpretation No. 28. Such compensation expense, net of taxes, amounted to $640, $683, and $530 at December 31, 2002, 2003, and 2004, respectively. Had compensation expense been determined as prescribed by SFAS No. 123 using the minimum value method, the Company’s net income would not have been significantly impacted for any of the three periods ended December 31, 2004.

ALON USA ENERGY, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(dollars in thousands)
      The following table summarized the stock option activity for Alon Assets and Alon Operating for the years ended December 31, 2003 and 2004:

	Alon Assets		Alon Operating

		Weighted		Weighted
	Number of	Average	Number of	Average
	Options	Exercise	Options	Exercise
	Outstanding	Price	Outstanding	Price

Outstanding at January 1, 2003	12,217	$100	4,587	$100
Granted	—	—	—	—
Exercised	—	—	—	—
Forfeited and expired	—	—	—	—

Outstanding at December 31, 2003	12,217	100	4,587	100
Granted	—	—	—	—
Exercised	(1,212)	100	(455)	100
Forfeited and expired	(1,733)	100	(650)	100

Outstanding at December 31, 2004	9,272	$100	3,482	$100

      At December 31, 2004, the number of options exercisable was 1,212 for Alon Assets and 455 for Alon Operating.

(c)	Stock Warrants
      On August 1, 2000 (inception), the Company granted its two bank lenders warrants to purchase 5,274 shares of common stock of Alon Assets, representing approximately 3.5% of the outstanding common stock of Alon Assets, and 1,980 shares of common stock of Alon Operating, representing approximately 3.5% of the outstanding common stock of Alon Operating, for an aggregate exercise price of $2,975. The warrants were issued in August 2000 in connection with the financing of the acquisition. The estimated fair value of the warrants at the date of issuance was not material to the financial statements. The terms of the warrant agreements provide that the warrants were exercisable on or before August 8, 2005 and, if exercised by either bank, must be exercised in conjunction with a simultaneous exercise of that bank’s warrants in both Alon Assets and Alon Operating. The warrants contain anti-dilution provisions pursuant to which the exercise price and number of shares of common stock covered by the warrants are adjusted in certain events. In addition, Alon Assets and Alon Operating have each entered into stockholders agreements for the benefit of the banks.
      In August 2002, the Company purchased the warrant rights for 3,839 of the 5,274 shares of Alon Assets available under the warrant rights and 1,442 of the 1,980 shares of Alon Operating available under the warrant rights, from one of its lenders for an aggregate purchase price of $2,292 (note 2). The other lender’s rights to purchase warrants remain in effect.

(15)	Commitments and Contingencies

(a)	Leases
      The Company accounts for leases with step rent provisions and escalation clauses on a straight-line basis over the minimum lease term. The Company has commitments under long-term operating leases for

ALON USA ENERGY, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(dollars in thousands)
certain buildings, land, equipment, and pipelines expiring at various dates over the next ten years. At December 31, 2004, minimum lease payments on operating leases were as follows:

Year ending December 31:
2005	$11,612
2006	9,776
2007	9,480
2008	8,811
2009	8,607
2010 and thereafter	13,113

Total	$61,399

      Total rental expense was $13,785, $13,163, and $12,042 for the years ended December 31, 2002, 2003, and 2004, respectively. Contingent rentals and subleases were not significant.

(b)	Other Commitments
      In the normal course of business, the Company has long-term commitments to purchase services, such as natural gas, electricity and water for use by its refinery, terminals, pipelines and retail locations. The Company is also party to various refined product and crude oil supply and exchange agreements. These agreements are short-term in nature or provide terms for cancellation.
      The Company is involved in various other claims and legal actions arising in the ordinary course of business. In the opinion of management, the ultimate disposition of these matters will not have a material adverse effect on the Company’s financial position, results of operations or liquidity.

(c)	Environmental
      The Company is subject to loss contingencies pursuant to federal, state, and local environmental laws and regulations. These rules regulate the discharge of materials into the environment and may require the Company to incur future obligations to investigate the effects of the release or disposal of certain petroleum, chemical, and mineral substances at various sites; to remediate or restore these sites; to compensate others for damage to property and natural resources and for remediation and restoration costs. These possible obligations relate to sites owned by the Company and associated with past or present operations. The Company is currently participating in environmental investigations, assessments, and cleanups under these regulations at service stations, pipelines, and terminals. The Company may in the future be involved in additional environmental investigations, assessments, and cleanups. The magnitude of future costs will depend on factors such as the unknown nature and contamination at many sites, the unknown timing, extent and method of the remedial actions, which may be required, and the determination of the Company’s liability in proportion to other responsible parties.
      Environmental expenditures are expensed or capitalized depending on their future economic benefit. Expenditures that relate to an existing condition caused by past operations and that have no future economic benefit are expensed. Liabilities for expenditures of a non-capital nature are recorded when environmental assessment and/or remediation is probable, and the costs can be reasonably estimated. Substantially all amounts accrued are expected to be paid out over the next five to ten years. The level of future expenditures for environmental remediation obligations is impossible to determine with any degree of reliability.

ALON USA ENERGY, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(dollars in thousands)
      The Company has accrued environmental remediation obligations of $9,488 ($3,609 current payable and $5,879 non-current liability), at December 31, 2003 and $7,058 ($3,000 current payable and $4,058 non-current liability), at December 31, 2004.
      The Company completed the construction of a new $14,600 gasoline desulfurization facility in the fourth quarter 2003, ensuring compliance with the small refiner status regulations mandated by the Federal Clean Air Act, which requires a reduction of the sulfur content in gasoline by January 1, 2004. The Company continues to evaluate new Environmental Protection Agency standards that will require a reduction in sulfur content in diesel fuel manufactured for on-road consumption by 2010. The Company spent approximately $500 in 2004 and expects to spend approximately $29,400 over the next six years to comply with these regulations.
      The Company has elected to join the Voluntary Emission Reduction Permit program, sponsored by the Texas Commission on Environmental Quality. This program allows facilities to permit grandfathered emission sources through a phased installation of emission control equipment using ten-year Best Available Control Technology. To qualify as a grandfathered source, the equipment must not have been modified since 1972. The Company’s emission control installation plan ends in December 2006. The completion cost of this plan and other regulatory spending will be approximately $6,700.

(16)	Subsequent Events

(a)	HEP Transaction
      On February 28, 2005, the Company completed a sale transaction consisting of the contribution of the Fin-Tex, Trust and River product pipelines, the Wichita Falls and Abilene product terminals and the Orla tank farm to Holly Energy Partners, LP (“HEP”) (the “Transaction”) in exchange for $120,000 cash and 937,500 subordinated Class B limited partnership interests in HEP. The amendment to the limited partnership agreement of HEP sets forth the rights of the aforementioned subordinated units and among other things, states their conversion into common units to be five years from their issuance date and that available cash will be distributed to the common unit holders and to the general partner of HEP before distribution to the subordinated unit holders.
      The entire cash consideration is financed by a high yield debt issued by HEP with a 10 year maturity (“HEP Debt”).
      Alon Pipeline Logistics, LLC, a wholly owned subsidiary of the Company (“Alon Logistics”) entered into an agreement with the general partner of HEP providing for Alon Logistics to indemnify the general partner for cash payments such general partner has to perform toward satisfaction of the principal or interest under the HEP Debt following a default by HEP (provided that such cash payments exceed the difference between the amount of HEP Debt over the indemnity amount). The indemnity amount is limited to (i) the lower of (a) $110,850 or (b) outstanding amount of HEP Debt. The indemnity terminates at such time as Alon Logistics no longer holds any HEP units and per other terms as defined in the indemnification agreement. The indemnification amount may be reduced from time to time per terms defined in the indemnification agreement. Indemnity is specific to Alon Logistics and does not extend to other Alon entities, even if the HEP units are transferred to such other entities.
      In conjunction with the Transaction, the Company entered into a Pipelines and Terminals Agreement (“PTA”) with HEP providing continued access to these assets for an initial term of 15 years and three additional five year renewal terms exercisable in our sole option. Pursuant to the PTA, the Company has committed to transport and store minimum volumes of refined products in these pipelines and terminals. The tariff rates applicable to our transportation of refined products on the pipelines are variable, with a

ALON USA ENERGY, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(dollars in thousands)
base fee which is reduced for volumes exceeding defined volumetric targets. The PTA provides for the reduction of the minimum volume requirements under certain circumstances.

(b)	Special Dividend
      On May 11, 2005, the Company filed a registration statement with the Securities and Exchange Commission relating to a proposed public offering of shares of its common stock (“IPO”), and has from time to time thereafter amended such registration statement. The registration statement, as amended, reflects the intentions of the Company and Alon USA Operating, Inc. to use a portion of the net proceeds of the offering to pay special dividends to their respective pre-offering stockholders of record.
      On June 16, 2005, the boards of directors of the Company and Alon USA Operating, Inc. declared special dividends to be paid upon the completion of the offering. The dividends will be paid to the respective stockholders of record of these entities as of June 16, 2005. The applicable stockholders of record of the Company will receive $39,560 and the minority interest stockholders of record of Alon USA Operating, Inc. will receive $2,687.

(c)	Stock Split
      On                 , 2005 the board of directors of the Company approved a resolution to effect a 33,600-for-1 stock split of the Company’s common stock resulting in 35,001,120 shares of common stock outstanding and to increase the authorized common stock to 100,000,000 shares. The earnings per share information and all common stock information have been retroactively restated for all years presented to reflect this stock split.

ALON USA ENERGY, INC. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(in thousands, except share and per share data)

			Pro Forma
			March 31,
	December 31,	March 31,	2005
	2004	2005	(note 1)

		(Unaudited)
ASSETS
Current assets:
Cash and cash equivalents	$63,357	$108,989	$108,989
Accounts and other receivables, net	69,328	80,210	80,210
Inventories	79,329	99,797	99,797
Prepaid expenses and other current assets	2,441	4,780	4,780

Total current assets	214,455	293,776	293,776

Investment in HEP	—	23,420	23,420
Property, plant, and equipment, net	236,228	205,702	205,702
Other assets	21,833	30,903	30,903

Total assets	$472,516	$553,801	$553,801

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Accounts payable and accrued liabilities	$153,897	$162,040	$162,040
Dividends payable	—	—	42,247
Current portion of deferred gain on disposition of assets	—	6,310	6,310
Current portion of long-term debt	16,115	8,502	8,502

Total current liabilities	170,012	176,852	219,099

Other non-current liabilities	19,436	20,170	20,170
Deferred gain on disposition of assets	—	68,836	68,836
Long-term debt	171,591	149,653	149,653
Deferred income tax liability	31,829	38,744	38,744

Total liabilities	392,868	454,255	496,502

Commitments and contingencies (note 14)
Minority interest in subsidiaries	8,176	5,638	2,951

Stockholders’ equity:
Common stock, par value $0.01, 100,000,000 shares authorized; 35,001,120 shares issued and outstanding	350	350	350
Preferred stock, par value $0.01, 10,000,000 shares authorized; no shares issued and outstanding	—	—	—
Additional paid-in capital	8,379	8,379	8,379
Other comprehensive loss, net of income tax	(2,261)	(2,261)	(2,261)
Retained earnings	65,004	87,440	47,880

Total stockholders’ equity	71,472	93,908	54,348

Total liabilities and stockholders’ equity	$472,516	$553,801	$553,801

The accompanying notes are an integral part of these consolidated financial statements.

ALON USA ENERGY, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS
(unaudited, dollars in thousands, except share and per share data)

	For the Three Months Ended
	March 31,

	2004	2005

Net sales	$352,723		$407,974
Operating Costs and Expenses:
Cost of sales	302,980		351,554
Direct operating expenses	18,912		18,336
Selling, general and administrative expenses	17,318		16,665
Depreciation and amortization	4,762		4,834

Total operating costs and expenses	343,972		391,389

Gain on disposition of assets	—		27,693

Operating income	8,751		44,278
Interest expense	6,015		5,007
Equity earnings in investee	—		(135)
Other income, net	(93)		(250)

Income before tax expense, minority interest in income of subsidiaries, and accounting change	2,829		39,656
Income tax expense	1,119		15,655

Income before minority interest in income of subsidiaries and accounting change	1,710		24,001
Minority interest in income of subsidiaries	213		1,565

Net income	$1,497		$22,436

Earnings per share	$.04		$.64

Weighted average shares outstanding	35,001,120		35,001,120

Pro forma earnings per share (note 12)		$

Pro forma weighted average shares outstanding (note 12)		$

The accompanying notes are an integral part of these consolidated financial statements.

ALON USA ENERGY, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENT OF STOCKHOLDERS’ EQUITY
(unaudited, dollars in thousands)

			Accumulated
		Additional	Other
	Common	Paid-In	Comprehensive	Retained
	Stock	Capital	Loss	Earnings	Total

Balance at December 31, 2004	$350	$8,379	$(2,261)	$65,004	$71,472
Net income	—	—	—	22,436	22,436

Balance at March 31, 2005	$350	$8,379	$(2,261)	$87,440	$93,908

The accompanying notes are an integral part of these consolidated financial statements.

ALON USA ENERGY, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
(unaudited, dollars in thousands)

	For the Three Months
	Ended March 31,

	2004	2005

Cash flows from operating activities:
Net income	$1,497	$22,436
Adjustments:
Depreciation and amortization	4,762	4,834
Stock option plan compensation	119	95
Deferred income tax expense	—	6,915
Minority interest in income of subsidiaries	213	1,565
Accrued interest on subordinated notes to stockholders	1,106	701
Gain on disposition of assets	—	(27,693)
Equity earnings in investee	—	(135)
Changes in operating assets and liabilities:
Accounts and other receivables, net	(16,196)	(10,882)
Inventories	(5,439)	(20,468)
Prepaid expenses and other current assets	(10,142)	(2,339)
Other assets	1,385	355
Accounts payable and accrued liabilities	11,779	8,142
Other non-current liabilities	(284)	37

Net cash used in operating activities	(11,200)	(16,437)

Cash flows from investing activities:
Capital expenditures	(1,157)	(11,098)
Turnaround and chemical catalyst expenditures	(1,090)	(10,382)
Proceeds from disposition of assets, net	15	118,000

Net cash provided by (used in) investing activities	(2,232)	96,520

Cash flows from financing activities:
Minority interest shares purchased	—	(2,717)
Payments received for shares issued	140	—
Dividends paid	—	(1,482)
Net payments on revolving credit facilities	(19,600)	—
Deferred debt issuance costs	(1,885)	—
Additions to long-term debt	99,325	2,932
Payments on long-term debt	(48,568)	(33,184)

Net cash provided by (used in) financing activities	29,412	(34,451)

Net increase in cash and cash equivalents	15,980	45,632
Cash and cash equivalents, beginning of period	7,256	63,357

Cash and cash equivalents, end of period	$23,236	$108,989

Supplemental cash flow information:
Cash paid for interest	$2,719	$3,250

Cash paid for income tax	$8	$263

Financing activity – receipt of Class B HEP subordinated units as proceeds from disposition of assets	$—	$30,000

The accompanying notes are an integral part of these consolidated financial statements.

ALON USA ENERGY, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(unaudited, dollars in thousands except as noted)

(1)	Basis of Presentation and Significant Accounting Policies
      These consolidated financial statements of Alon USA Energy, Inc. and subsidiaries (“Alon Energy” or “the Company”) are unaudited and have been prepared in accordance with accounting principles generally accepted in the United States of America. In the opinion of management of the Company, the information included in these consolidated financial statements reflects all adjustments which are necessary for a fair presentation of the Company’s consolidated financial position and results of operations for the interim periods presented. The results of operations for the interim period are not necessarily indicative of the operating results for the year ending December 31, 2005.
      The unaudited pro forma consolidated balance sheet as of March 31, 2005, gives effect to the accrual of dividends payable to stockholders of record as of June 16, 2005 in connection with the Company’s proposed initial public offering and the related effects to minority interest and stockholders’ equity as if the dividends had been declared as of March 31, 2005. See note 14.
      The consolidated balance sheet as of December 31, 2004 has been derived from the audited financial statements as of that date. These unaudited financial statements should be read in conjunction with the audited financial statements and notes for the years ended December 31, 2003 and 2004.
      Revenues, net of applicable excise taxes, for products sold by both the refining and marketing segment and the retail segment are recorded upon delivery of the products to their customers, which is the point at which title to the products is transferred, the customer has the assumed risk of loss, and when payment has either been received or collection is reasonably assured. Transportation, shipping and handling costs incurred are reported in cost of sales.
      Revenues include the sales of certain buy/sell arrangements, which involve linked purchases and sales related to product sales contracts entered into to address location, quality or grade requirements. The results of these linked refined product buy/sell transactions are recorded in sales and cost of sales in the accompanying statements of operations at fair value. In the ordinary course of business, logistical and refinery production schedules necessitate the occasional sale of crude oil to third parties. All purchases and sales of crude oil are recorded on a net basis in cost of sales in the accompanying statements of operations. Such sales are infrequent and the effects of the sales on the Company’s operating results are not significant.
      For the three months ended March 2004 and 2005, the Company recorded revenues related to linked refined product sales of $10,986 and $7,474 respectively.

(2)	Sale of Pipelines and Terminals
      HEP Transaction. On February 28, 2005, the Company completed the contribution of the Fin-Tex, Trust and River product pipelines, the Wichita Falls and Abilene product terminals and the Orla tank farm to Holly Energy Partners, LP (“HEP”). In exchange for this contribution, which is referred to as the HEP transaction, Alon received $120 million in cash and 937,500 subordinated Class B limited partnership interests in HEP (“units”).
      Simultaneously with this transaction, the Company entered into a Pipelines and Terminals Agreement with HEP providing continued access to these assets for an initial term of 15 years and three additional five year renewal terms exercisable in our sole option. Pursuant to the Pipelines and Terminals Agreement, the Company has committed to transport and store minimum volumes of refined products in these pipelines and terminals. The tariff rates applicable to our transportation of refined products on the pipelines are variable, with a base fee which is reduced for volumes exceeding defined volumetric targets. The agreement provides for the reduction of the minimum volume requirement under certain circumstances.

ALON USA ENERGY, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(unaudited, dollars in thousands except as noted)
The service fees for our storage of refined products in the terminals are initially set at rates competitive in the marketplace.
      The entire cash consideration is financed by a high yield debt issued by HEP with a 10 year maturity (“HEP Debt”).
      Alon Pipeline Logistics, LLC, a wholly owned subsidiary of Alon Energy (“Alon Logistics”) entered into an agreement with the general partner of HEP providing for Alon Logistics to indemnify the general partner for cash payments such general partner has to perform toward satisfaction of the principal or interest under the HEP Debt following a default by HEP (provided that such cash payments exceed the difference between the amount of HEP Debt over the indemnity amount). The indemnity amount is limited to (i) the lower of (a) $110,850 or (b) outstanding amount of HEP Debt. The indemnity terminates at such time as Alon Logistics no longer holds any HEP units and per other terms as defined in the indemnification agreement. The indemnification amount may be reduced from time to time per terms defined in the indemnification agreement. Indemnity is specific to Alon Logistics and does not extend to other Alon entities, even if the HEP units are transferred to such other entities. The fair value of this debt guarantee of $1,075 is recorded in other liabilities in the March 31, 2005 consolidated balance sheet.
      The Transaction was recorded as a partial sale for accounting purposes resulting in a pre-tax gain of $102,461, net of transaction costs and the fair value of the HEP indemnity. The Company recognized an initial pre-tax gain of $26,742. The remaining $75,719 of the gain was deferred. As the HEP units received in the transaction are accounted for under the equity method of accounting for investments in limited partnerships, $6,715 of the pro rata gain was deferred and subtracted from the carrying value of the investment in the HEP units. The deferred gain of $75,146 will be recognized over a period of approximately 12 years or less depending on circumstances as defined in the indemnification agreement. The deferred gain is recorded $6,310 as a current liability and $68,836 as a long-term liability in the March 31, 2005 consolidated balance sheet.

(3)	New Accounting Standards
      In December 2004, the FASB issued Statement of Accounting Standards No. 123R, “Share-Based Payment” (SFAS No. 123R), which requires expensing stock options and other share-based compensation payments to employees and supersedes SFAS No. 123, which had allowed companies to choose between expensing stock options or showing proforma disclosure only. This standard is effective for the Company as of January 1, 2006 and will apply to all awards granted, modified, cancelled or repurchased after that date as well as the unvested portion of prior rewards. Because the Company uses the minimum value method of measuring equity share options for pro forma disclosure purposes under SFAS No. 123, the Company will apply SFAS 123R prospectively to new awards and to awards modified, repurchased or cancelled after January 1, 2006.
      In November 2004, the FASB issued Statement No. 151, “Inventory Costs,” which clarifies the accounting for abnormal amounts of idle facility expense, freight, handling costs, and wasted material and requires that those items be recognized as current-period charges. Statement No. 151 also requires that allocation of fixed production overhead to the costs of conversion be based on the normal capacity of the production facilities. Statement No. 151 is effective for fiscal years beginning after June 15, 2005, and is not expected to affect the Company’s financial position or results of operations.
      In December 2004, the FASB issued Statement No. 153, “Exchanges of Nonmonetary Assets,” which addresses the measurement of exchanges of nonmonetary assets. Statement No. 153 eliminates the exception from fair value measurement for nonmonetary exchanges of similar productive assets, which was previously provided by APB Opinion No. 29, “Accounting for Nonmonetary Transactions,” and replaces it

ALON USA ENERGY, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(unaudited, dollars in thousands except as noted)
with an exception for exchanges that do not have commercial substance. Statement No. 153 specifies that a nonmonetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. Statement No. 153 is effective for nonmonetary asset exchanges occurring in fiscal periods beginning after June 15, 2005. The adoption of Statement No. 153 is not expected to affect the Company’s financial position or results of operations.
      Currently, the Emerging Issues Task For, (EITF) is addressing the accounting for linked purchase and sale arrangements in EITF Issue No. 04-13, “Accounting for Purchases and Sales of Inventory with the Same Counterparty.” At its March 17, 2005 meeting, EITF reached a tentative conclusion that generally requires non-monetary exchanges of inventory within the same line of business be recognized at the carrying value of the inventory transferred. The Company will monitor the progress of EITF Issue No. 04-13 to ensure the Company’s accounting for its linked purchases and sales complies with the EITF’s final consensus opinion.
      In March 2005, the FASB issued Interpretation No. 47, “Accounting for Conditional Asset Retirement Obligations” (FIN 47), that requires an entity to recognize a liability for the fair value of a conditional asset retirement obligation when incurred if the liability’s fair value can be reasonably estimated. FIN 47 is effective for fiscal years ending after December 15, 2005. The Company is currently reviewing the applicability of FIN 47 to its operations and its potential impact on its consolidated financial statements.

(4)	Segment Data
      The Company’s revenues are derived from two operating segments: (i) Refining and Marketing and (ii) Retail. Management has identified these segments for managing operations based on manufacturing and marketing criteria.

(a)	Refining and Marketing Segment
      The refining and marketing segment includes a complex sour crude oil refinery, its crude oil and its owned and leased refined products pipeline systems and refined products terminals. The Company’s refinery manufactures petroleum products including various grades of gasoline, diesel fuel, jet fuel, petrochemical feedstocks, asphalt and other petroleum based products. In addition, finished products are acquired through exchange agreements and third-party suppliers. The Company primarily markets its gasoline and diesel under the Fina brand name, through a network of approximately 1,300 locations. Finished products and blendstocks are also marketed through sales and exchanges with other major oil companies, state and federal governmental entities, unbranded wholesale distributors and various other third parties.

(b)	Retail Segment
      The Company’s retail segment operates 167 owned and leased convenience store sites operating primarily in West Texas and New Mexico. These convenience stores offer various grades of gasoline, diesel fuel, general merchandise and food products to the general public under the 7-Eleven and Fina brand names.

(c)	Corporate/Other
      Operations that are not included in either of the two segments are included in the category Corporate and Other. These operations consist primarily of corporate headquarter operating and depreciation expenses and interest income.

ALON USA ENERGY, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(unaudited, dollars in thousands except as noted)
      Operating income for each segment consists of net revenues less cost of sales, direct operating expenses, selling, general and administrative expenses and depreciation and amortization. Sales between segments are transferred at current market prices. Consolidated totals presented are after intersegment eliminations.
      Total assets of each segment consist of net property, plant and equipment, inventories, accounts receivables and other assets directly associated with the segment’s operations. Corporate assets consist primarily of information technology and administrative equipment at the corporate headquarters.
      Segment data as of and for the three-month periods ended March 31, 2005 and 2004 is presented below.

	March 31, 2005

	Refining and		Corporate
	marketing	Retail	and other	Eliminations	Consolidated

Net sales:
Unaffiliated customers	$334,078	$73,896	$—	$—	$407,974
Intersegment	32,856	—	—	(32,856)	—

Total net sales	$366,934	$73,896	$—	$(32,856)	$407,974

Operating income (loss)	$44,788	$89	$(599)	$—	$44,278
Interest expense	(4,146)	(861)	—	—	(5,007)
Other income, net	119	—	266	—	385

Income (loss) before income taxes, minority interest and accounting change	$40,761	$(772)	$(333)	$—	$39,656

Total assets	$471,751	$69,625	$12,425	$—	$553,801
Depreciation and amortization	3,311	1,052	471	—	4,834
Capital expenditures	20,327	1,009	144	—	21,480

	March 31, 2004

	Refining and		Corporate
	marketing	Retail	and other	Eliminations	Consolidated

Net sales:
Unaffiliated customers	$284,623	$68,100	$—	$—	$352,723
Intersegment	25,069	—	—	(25,069)	—

Total net sales	$309,692	$68,100	$—	$(25,069)	$352,723

Operating income (loss)	$9,817	$(522)	$(544)	$—	$8,751
Interest expense	(5,187)	(828)	—	—	(6,015)
Other (income) expense, net	—	(5)	98	—	93

Income (loss) before income taxes, minority interest and accounting change	$4,630	$(1,355)	$(446)	$—	$2,829

Total assets	$350,051	$72,189	$13,871	$—	$436,111
Depreciation and amortization	3,287	1,058	417	—	4,762
Capital expenditures	1,707	242	283	—	2,232

ALON USA ENERGY, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(unaudited, dollars in thousands except as noted)

(5)	Cash and Cash Equivalents
      On February 28, 2005, the Company completed the contribution of three pipelines and three product terminals to Holly Energy Partners, LP. Net cash proceeds of $118,000 were received in connection with the transaction. $25,000 of the cash received was paid to Alon Israel in the form of a loan repayment, and a dividend of $1,482 was paid to current minority interest owners. The remaining cash was invested in various highly liquid, low risk debt investments with maturities of three months or less, or held as cash on hand.

(6)	Inventories
      Inventories for the Company are stated at the lower of cost or market. Cost is determined under the last-in, first-out (LIFO) method for crude oil, refined products, and blendstock inventories. Materials and supplies are stated at average cost. Cost for convenience store merchandise inventories is determined under the retail inventory method and cost for convenience store fuel inventories is determined under the first-in, first-out (FIFO) method.
      Carrying value of inventories consisted of the following:

	December 31,	March 31,
	2004	2005

Crude oil, refined products, and blendstocks	$58,412	$78,637
Materials and supplies	5,570	5,567
Store merchandise	12,860	12,716
Store fuel	2,487	2,877

Total inventories	$79,329	$99,797

      Market values exceeded LIFO costs by $25,766 and $42,156 at December 31, 2004 and March 31, 2005, respectively.

(7)	Investment in HEP
      On February 28, 2005, the Company completed the contribution of certain of its pipeline and terminal assets to HEP. In exchange for this contribution, which is referred to as the HEP transaction, the Company received $120 million in cash and 937,500 subordinated Class B limited partnership units in HEP. The units are accounted for under the equity method of accounting for investment in limited partnerships and the units were recorded at an initial fair value of $32 per unit, or $30,000. The investment in the units are recorded net of $6,715 of the related deferred pro rata gain in the consolidated balance sheet as of March 31, 2005. The Company recognized $135 in equity earnings in investee for the one month period ended March 31, 2005. See note 2 for discussion of HEP transaction.

ALON USA ENERGY, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(unaudited, dollars in thousands except as noted)

(8)	Property, Plant, and Equipment
      Property, plant, and equipment consisted of the following:

	December 31,	March 31,
	2004	2005

Refining facilities	$149,016	$158,539
Pipelines and terminals	69,289	26,208
Retail	59,543	60,607
Other	9,323	9,758

Property, plant, and equipment, gross	287,171	255,112
Less accumulated depreciation	(50,943)	(49,410)

Property, plant, and equipment, net	$236,228	$205,702

      On February 28, 2005, the Company completed the contribution of three pipelines and three product terminals to Holly Energy Partners, LP.

(9)	Employee and Postretirement Benefits
      The Company’s anticipated contributions to its pension plans during 2005 have not changed significantly from amounts previously disclosed in the Company’s consolidated financial statements for the year ended December 31, 2004. For the three months ended March 31, 2004 and 2005, Alon contributed $0 and $401, respectively, to its qualified pension plan.

(10)	Long-Term Debt

Revolving Credit Facility
      As of March 31, 2005, the Company had a revolving credit facility which provides for commitments of $141,600 for a three-year term. Subject to commitment amounts and terms, the revolving credit facility provides for the issuance of letters of credit and up to $82,000 of which is available for revolving credit loans. The revolving credit facility is primarily used for issuance of letters of credit (principally for crude oil purchases). The Company is charged various fees and expenses in connection with this facility, including facility fees and various letter of credit fees. No amounts were outstanding under this revolving credit facility at March 31, 2005. Amounts outstanding under this revolving credit facility accrued interest at the Eurodollar plus 2.5% per year. This facility includes certain restrictions and covenants, including, among other things, limitations on capital expenditures, dividend restrictions and minimum net worth and coverage ratios.
      As of March 31, 2004 and 2005, the Company had $103,249 and $108,607, respectively, of outstanding letters of credit under the refining and retail revolving credit facility.

Debt Repayment
      On February 28, 2005 the Company made a $25,000 subordinated debt payment to Alon Israel (see notes 2 and 5).

ALON USA ENERGY, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(unaudited, dollars in thousands except as noted)

Guarantees and Restrictions
      Alon Israel, the sole stockholder of Alon Energy, and other related parties guaranteed the payment of the Company’s obligations under its refining revolving credit facility if the Company defaults on such payments and there is a shortfall in the proceeds realized from collateral.

(11)	Stock Based Compensation
      The Company accounts for stock-based compensation using the intrinsic value method prescribed in Accounting Principles Board (APB) Opinion No. 25, “Accounting for Stock Issued to Employees,” and related interpretations. Accordingly, compensation cost for stock options is measured as the excess of the estimated fair value of the common stock over the exercise price and is generally recognized over the scheduled accelerated vesting period. Current period stock compensation expense is presented as selling, general and administrative expenses in the accompanying statements of operations.
      The Company uses the minimum value method for calculating the fair value impact of SFAS No. 123, “Accounting for Stock-Based Compensation” (SFAS No. 123). Accordingly, there is no significant pro forma impact on net earnings and earnings per share from adoption of SFAS No. 123. The Company recognizes stock compensation expense using the accelerated vesting method prescribed by FASB Interpretation No. 28.

(12)	Earnings Per Share
      Basic earnings per share is computed by dividing net income by the weighted average of the common shares outstanding. There are no dilutive potential common shares outstanding.
      The pro forma earnings per share provides supplemental information in connection with the Company’s proposed initial public offering (see note 14). The pro forma earnings per share gives effect to the additional number of shares (at an assumed initial public offering price of $                    ) necessary to pay the portion of the dividend that exceeds net income for the three months ended March 31, 2005.

(13)	Commitments and Contingencies

(a)	Other Commitments
      In the normal course of business, the Company has long-term commitments to purchase services, such as natural gas, electricity and water for use by its refinery, terminals, pipelines and retail locations. The Company is also party to various refined product and crude oil supply and exchange agreements. These agreements are short-term in nature or provide terms for cancellation.

(b)	Other Contingencies
      The Company is involved in various other claims and legal actions arising in the ordinary course of business. The Company believes the ultimate disposition of these matters will not have a material adverse effect on the Company’s financial position, results of operations or liquidity.

(c)	Environmental
      The Company is subject to loss contingencies pursuant to federal, state, and local environmental laws and regulations. These rules regulate the discharge of materials into the environment and may require the Company to incur future obligations to investigate the effects of the release or disposal of certain petroleum, chemical, and mineral substances at various sites; to remediate or restore these sites; to compensate others for damage to property and natural resources and for remediation and restoration costs.

ALON USA ENERGY, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(unaudited, dollars in thousands except as noted)
These possible obligations relate to sites owned by the Company and associated with past or present operations. The Company is currently participating in environmental investigations, assessments, and cleanups under these regulations at service stations, pipelines, and terminals. The Company may in the future be involved in additional environmental investigations, assessments, and cleanups. The magnitude of future costs will depend on factors such as the unknown nature and contamination at many sites, the unknown timing, extent and method of the remedial actions, which may be required, and the determination of the Company’s liability in proportion to other responsible parties. Environmental expenditures are expensed or capitalized depending on their future economic benefit. Expenditures that relate to an existing condition caused by past operations and that have no future economic benefit are expensed. Liabilities for expenditures of a noncapital nature are recorded when environmental assessment and/or remediation is probable, and the costs can be reasonably estimated. Substantially all amounts accrued are expected to be paid out over the next five to ten years. The level of future expenditures for environmental remediation obligations is impossible to determine with any degree of reliability.
      The Company had accrued environmental remediation obligations of $7,058 ($3,000 current payable and $4,058 non-current liability) at December 31, 2004 and $6,664 ($3,000 current payable and $3,664 non-current liability) at March 31, 2005.

(14)	Subsequent Events
     (a)     Special Dividend
      On May 11, 2005, the Company filed a registration statement with the Securities and Exchange Commission relating to a proposed public offering of shares of its common stock (“IPO”), and has from time to time thereafter amended such registration statement. The registration statement, as amended, reflects the intentions of the Company and Alon Assets, Inc. to use a portion of the net proceeds of the offering to pay special dividends to their respective pre-offering stockholders of record.
      On June 16, the boards of directors of the Company, Alon Assets, Inc. and Alon USA Operating, Inc. declared special dividends to be paid upon the completion of the offering. The dividends will be paid to the respective stockholders of record of these entities as of June 16, 2005. The applicable stockholders of record of the Company will receive $39,560 and the minority interest stockholders of record of Alon Assets, Inc. and Alon USA Operating, Inc. will receive $2,687.
     (b)     Stock Split
      On                      , 2005 the board of directors of the Company approved a resolution to effect a 33,600-for-1 stock split of the Company’s common shares, resulting in 35,001,120 common shares outstanding and to increase the authorized common shares to 100,000,000. The earnings per share information and all common share information have been retroactively restated for all years presented to reflect this stock split.

PART II
INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13.	Other Expenses of Issuance and Distribution.
      The following table sets forth the costs and expenses to be paid by us in connection with the sale of the shares of common stock being registered hereby. All amounts are estimates except for the Securities and Exchange Commission registration fee, the NASD filing fee and the New York Stock Exchange listing fee.

Securities and Exchange Commission registration fee		$14,713
NASD filing fee		13,000
New York Stock Exchange listing fee
Accounting fees and expenses
Legal fees and expenses
Printing and engraving expenses
Transfer agent and registrar fees and expenses
Miscellaneous expenses

Total	$

Item 14.	Indemnification of Directors and Officers.
      We are a Delaware corporation. Section 145 of the Delaware General Corporation Law authorizes a court to award, or a corporation’s board of directors to grant, indemnity under certain circumstances to directors, officers employees or agents in connection with actions, suits or proceedings, by reason of the fact that the person is or was a director, officer, employee or agent, against expenses and liabilities incurred in such actions, suits or proceedings so long as they acted in good faith and in a manner the person reasonable believed to be in, or not opposed to, the best interests of the company, and with respect to any criminal action if they had no reasonable cause to believe their conduct was unlawful. With respect to suits by or in the right of such corporation, however, indemnification is generally limited to attorneys’ fees and other expenses and is not available if such person is adjudged to be liable to such corporation unless the court determines that indemnification is appropriate.
      As permitted by Delaware law, our certificate of incorporation includes a provision that eliminates the personal liability of our directors to Alon or our stockholders for monetary damages for breach of fiduciary duty as a director, except for liability:

•	for any breach of the director’s duty of loyalty to us or our stockholders;

•	for acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law;

•	under section 174 of the Delaware General Corporation Law regarding unlawful dividends and stock purchases; or

•	for any transaction for which the director derived an improper personal benefit.
      As permitted by Delaware law, our certificate of incorporation provides that:

•	we are required to indemnify our directors and officers to the fullest extent permitted by Delaware law, subject to very limited exceptions;

•	we may indemnify our other employees and agents to the fullest extent permitted by Delaware law, subject to very limited exceptions;

•	we are required to advance expenses (including without limitation, attorneys’ fees), as incurred, to our directors and officers in connection with a legal proceeding to the fullest extent permitted by Delaware law, subject to very limited exceptions;

•	we may advance expenses, as incurred, to our employees and agents in connection with a legal proceeding; and

•	the rights conferred in our certificate of incorporation are not exclusive.
      We intend to enter into Indemnification Agreements with each of our current directors and officers to give these directors and officers additional contractual assurances regarding the scope of the indemnification set forth in our certificate of incorporation and to provide additional procedural protections. At present, there is no pending litigation or proceeding involving any of our directors, officers or employees regarding which indemnification is sought, nor are we aware of any threatened litigation that may result in claims for indemnification.
      The indemnification provisions in our certificate of incorporation and the Indemnification Agreements entered into with our directors and officers may be sufficiently broad to permit indemnification of our directors and officers for liabilities arising under the Securities Act.
      Under Delaware law, corporations also have the power to purchase and maintain insurance for directors, officers, employees and agents.
      Alon USA Energy, Inc. and its subsidiaries are covered by liability insurance policies which indemnify their directors and officers against loss arising from claims by reason of their legal liability for acts as such directors, officers, or trustees, subject to limitations and conditions as set forth in the policies.
      The foregoing discussion of our certificate of incorporation and Delaware law is not intended to be exhaustive and is qualified in its entirety by such certificate of incorporation or law.

Item 15.	Recent Sales of Unregistered Securities.
      None.

Item 16.	Exhibits and Financial Statement Schedules.
      (a) The following exhibits are filed herewith:

Number		Exhibit Title

1	.1**	Form of Underwriting Agreement.
3.1		Form of Amended and Restated Certificate of Incorporation of Alon USA Energy, Inc.
3.2		Form of Amended and Restated Bylaws of Alon USA Energy, Inc.
4.1		Specimen Common Stock Certificate.
5	.1**	Opinion of Jones Day.
10	.1*†	Area License Agreement, dated as of June 2, 1993, between Southwest Convenience Stores, Inc. and The Southland Corporation.
10	.2.1*†	Amendment to Area License Agreement and Consent to Assignment, dated as of December 20, 1996, between The Southland Corporation and Permian Basin Investments, Inc. d/b/a Southwest Convenience Stores, Inc.
10	.2.2*†	Amendment No. 2 to Area License Agreement, dated as of August 14, 1997, between Southwest Convenience Stores LLC and The Southland Corporation.
10	.3*	Trademark License Agreement, dated as of June 31, 2000, among Finamark, Inc., Atofina Petrochemicals, Inc. and SWBU, L.P.
10	.4*	First Amendment to Trademark License Agreement, dated as of April 11, 2001, among Finamark, Inc., Atofina Petrochemicals, Inc. and SWBU, L.P.

Number		Exhibit Title

10	.5*	Pipeline Lease Agreement, dated as of January 22, 2001, between Chevron Pipe Line Company and Fin-Tex Pipe Line Company.
10	.6*	Pipeline Lease Agreement, dated as of February 21, 1997, between Navajo Pipeline Company and American Petrofina Pipe Line Company.
10	.7*	Contribution Agreement, dated as of January 25, 2005, among Holly Energy Partners, L.P., Holly Energy Partners – Operating, L.P., T & R Assets, Inc., Fin-Tex Pipe Line Company, Alon USA Refining, Inc., Alon Pipeline Assets, LLC, Alon Pipeline Logistics, LLC, Alon USA, Inc. and Alon USA, LP.
10	.8*	Pipelines and Terminals Agreement, dated as of February 28, 2005, between Alon USA, LP and Holly Energy Partners, L.P.
10	.9*	Master Lease, dated as of October 1, 2002, between SCS Finance I, L.P. and Southwest Convenience Stores, LP.
10	.10*	Loan Agreement, dated as of October 1, 2002, between GE Capital Franchise Finance Corporation and SCS Finance I, L.P.
10	.11*	Equipment Loan and Security Agreement, dated as of October 1, 2002, between GE Capital Franchise Finance Corporation and SCS Finance I, L.P.
10	.12*	Master Lease, dated as of October 1, 2002, between SCS Finance II, L.P. and Southwest Convenience Stores, LP.
10	.13*	Loan Agreement, dated as of October 1, 2002, between GE Capital Franchise Finance Corporation and SCS Finance II, L.P.
10	.14*	Equipment Loan and Security Agreement, dated as of October 1, 2002, between GE Capital Franchise Finance Corporation and SCS Finance II, L.P.
10	.15*	Amended and Restated Credit Agreement, dated as of January 14, 2004, among Alon USA, Inc., the lenders listed therein and Credit Suisse First Boston.
10	.16*	Guarantee and Collateral Agreement, dated as of January 14, 2004, among Credit Suisse First Boston, Alon USA, Inc., the subsidiaries of Alon USA, Inc. identified therein and Alon USA Energy, Inc.
10	.17*	First Amendment, dated as of February 10, 2005, to the Amended and Restated Credit Agreement, dated as of January 14, 2004, among Alon USA, Inc., the lenders listed therein and Credit Suisse First Boston, and the Guarantee and Collateral Agreement, dated as of January 14, 2004, among Credit Suisse First Boston, Alon USA, Inc., the subsidiaries of Alon USA, Inc. identified therein and Alon USA, Inc.
10.18		Second Amendment, dated as of May 6, 2005, to the Amended and Restated Credit Agreement, dated as of January 14, 2004, among Alon USA Energy, Inc., the lenders listed therein and Credit Suisse First Boston.
10	.19*	Amended Revolving Credit Agreement, dated as of January 14, 2004, among Alon USA, LP, the guarantor companies and financial institutions identified therein and Israel Discount Bank of New York.
10	.20*	First Amendment, dated as of February 10, 2005, to the Amended Revolving Credit Agreement, dated as of January 14, 2005, among Alon USA, LP, the guarantor companies and financial institutions identified therein and Israel Discount Bank of New York.
10	.20.1	Second Amendment, dated as of June 16, 2005, to the Amended Revolving Credit Agreement, dated as of January 14, 2005, among Alon USA, LP, the guarantor companies and financial institutions identified therein and Israel Discount Bank of New York.
10	.21*	Management and Consulting Agreement, dated August 1, 2003, among Alon USA, Inc., Alon Israel Oil Company, Ltd. and Alon USA Energy, Inc.
10	.21.1	Amendment, dated as of June 17, 2005, to the Management and Consulting Agreement, dated as of August 1, 2003, among Alon USA, Inc., Alon Israel Oil Company, Ltd. and Alon USA Energy, Inc.
10.22		Registration Rights Agreement between Alon USA Energy, Inc. and Alon Israel Oil Company, Ltd.

Number		Exhibit Title

10	.23*	Executive Employment Agreement, dated as of July 31, 2000, between Jeff D. Morris and Alon USA GP, Inc., as amended on May 4, 2005.
10	.24*	Executive Employment Agreement, dated as of July 31, 2000, between Claire A. Hart and Alon USA GP, Inc., as amended on May 4, 2005.
10	.25*	Executive Employment Agreement, dated as of February 5, 2001, between Joseph A. Concienne, III and Alon USA GP, Inc., as amended on May 4, 2005.
10	.26*	Management Employment Agreement, dated as of October 1, 2002, between Harlin Dean and Alon USA GP, LLC., as amended on May 4, 2005.
10	.26.1	Amendment, dated as of October 1, 2003, to the Management Employment Agreement, dated as of October 1, 2002, between Harlin Dean and Alon USA GP, LLC, as amended on May 4, 2005.
10	.27*	Annual Cash Bonus Plan.
10	.28*	Description of 10% Bonus Plan.
10	.29*	Change of Control Incentive Bonus Program.
10	.30*	Description of Director Compensation.
10	.31*	Form of Director Indemnification Agreement with Alon USA Energy, Inc.
10	.32*	Form of Officer Indemnification Agreement with Alon USA Energy, Inc.
10	.33*	Form of Director and Officer Indemnification Agreement with Alon USA Energy, Inc.
10.34		Liquor License Purchase Agreement, dated as of May 12, 2003, between Southwest Convenience Stores, LLC and SCS Beverage, Inc.
10.35		Premises Lease, dated as of May 12, 2003, between Southwest Convenience Stores, LLC and SCS Beverage, Inc.
10.36		Alon Assets, Inc. 2000 Stock Option Plan.
10.37		Alon USA Operating, Inc. 2000 Stock Option Plan.
10.38		Incentive Stock Option Agreement, dated as of July 31, 2000, between Alon Assets, Inc. and Jeff D. Morris, as amended on June 30, 2002.
10.39		Shareholder Agreement, dated as of July 2000, between Alon Assets, Inc. and Jeff D. Morris, as amended on June 30, 2002.
10.40		Incentive Stock Option Agreement, dated as of July 31, 2000, between Alon USA Operating, Inc., as amended on June 30, 2002.
10.41		Shareholder Agreement, dated as of July 31, 2000, between Alon USA Operating, Inc. and Jeff D. Morris, as amended on June 30, 2002.
10.42		Incentive Stock Option Agreement, dated as of July 31, 2000, between Alon Assets, Inc. and Claire A. Hart, as amended on June 30, 2002 and July 25, 2002.
10.43		Shareholder Agreement, dated as of July 31, 2000, between Alon Assets, Inc. and Claire A. Hart, as amended on June 30, 2002.
10.44		Incentive Stock Option Agreement, dated as of July 31, 2000, between Alon USA Operating, Inc. and Claire A. Hart, as amended on June 30, 2002 and July 25, 2002.
10.45		Shareholder Agreement, dated as of July 31, 2000, between Alon USA Operating, Inc. and Claire A. Hart, as amended on June 30, 2002.
10.46		Incentive Stock Option Agreement, dated as of February 5, 2001, between Alon Assets, Inc. and Joseph A. Concienne, III, as amended on July 25, 2002.
10.47		Shareholder Agreement, dated as of February 5, 2001, between Alon Assets, Inc. and Joseph A. Concienne, III.
10.48		Incentive Stock Option Agreement, dated as of February 5, 2001, between Alon USA Operating, Inc. and Joseph A. Concienne, III, as amended on July 25, 2002.
10.49		Shareholder Agreement, dated as of February 5, 2001, between Alon USA Operating, Inc. and Joseph A. Concienne, III.
21	.1*	List of Subsidiaries of Alon USA Energy, Inc.

Number		Exhibit Title

23.1		Consent of KPMG LLP.
23	.2**	Consent of Jones Day (included in Exhibit 5.1).
23.3		Consent of Zalman Segal pursuant to Securities Act Rule 438.
24	.1*	Power of Attorney.

*	Previously filed.

**	To be filed by amendment.

†	Filed under confidential treatment request.
      (b) Financial Statement Schedule.

SCHEDULE I — CONDENSED FINANCIAL INFORMATION
ALON USA ENERGY, INC. (PARENT COMPANY ONLY)
CONDENSED BALANCE SHEETS
(dollars in thousands)

	As of December 31,

	2003	2004

ASSETS
Current assets	$984	$2,126
Investment in subsidiary	85,365	111,558

Total assets	$86,349	$113,684

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities	$1,647	$511
Long-term debt	37,779	41,701
Shareholders’ investment	8,589	8,729
Other comprehensive loss	(1,538)	(2,261)
Retained earnings	39,872	65,004

Total stockholders’ equity	46,923	71,472

Total liabilities and stockholders’ equity	$86,349	$113,684

ALON USA ENERGY, INC. (PARENT COMPANY ONLY)
CONDENSED STATEMENTS OF OPERATIONS
(dollars in thousands)

	Year Ended December 31,

	2002	2003	2004

General and administrative expenses	$—	$7	$3
Interest expense	1,533	2,728	2,946
Other income, net	—	(20)	—

Loss before income tax benefit	1,533	2,715	2,949
Income tax benefit	(567)	(1,045)	(1,165)

Loss before equity earning in subsidiary	(966)	(1,670)	(1,784)

Equity earnings in subsidiary	5,318	15,738	26,916

Net income	$4,352	$14,068	$25,132

ALON USA ENERGY, INC. (PARENT COMPANY ONLY)
CONDENSED STATEMENTS OF CASH FLOWS
(dollars in thousands)

	Year Ended December 31,

	2002	2003	2004

Cash flows from operating activities:
Net income	$4,352	$14,068	$25,132
Adjustments:
Accrued interest on subordinated notes to stockholders	1,533	2	18
Equity earnings in subsidiary	(5,318)	(15,738)	(26,916)
Changes in operating assets and liabilities:
Accounts payable and accrued liabilities	277	(366)	(1,321)

Net cash provided by (used in) operating activities	844	(2,034)	(3,087)

Cash flows used in investing activities:
Investment in subsidiary	(25,000)	—	—

Net cash used in financing activities	(25,000)	—	—

Cash flows from financing activities:
Stock issuance and payments from stockholders	—	40	140
Additions to long-term debt	25,000	—	2,727

Net cash provided by financing activities	25,000	40	2,867

Net increase (decrease) in cash and cash equivalents	844	(1,994)	(220)
Cash and cash equivalents, beginning of period	1,414	2,258	264

Cash and cash equivalents, end of period	$2,258	$264	$44

ALON USA ENERGY, INC. (PARENT COMPANY ONLY)
CONDENSED BALANCE SHEETS
(dollars in thousands)

	December 31,	March 31,
	2004	2005

		(unaudited)
ASSETS
Current assets	$2,126	$4,787
Investment in subsidiary	111,558	109,374

Total assets	$113,684	$114,161

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities	$511	$—
Long-term debt	41,701	20,253
Shareholders’ investment	8,729	8,729
Other comprehensive loss	(2,261)	(2,261)
Retained earnings	65,004	87,440

Total stockholders’ equity	71,472	93,908

Total liabilities and stockholders’ equity	$113,684	$114,161

ALON USA ENERGY, INC. (PARENT COMPANY ONLY)
CONDENSED STATEMENTS OF OPERATIONS
(unaudited, dollars in thousands)

	Three Months Ended
	March 31,

	2004	2005

General and administrative expenses	$2	$—
Interest expense	679	625

Loss before income tax benefit	(681)	(625)
Income tax benefit	(268)	(247)

Loss before equity earnings in subsidiary	(413)	(378)
Equity earnings in subsidiary	1,910	22,814

Net income	$1,497	$22,436

ALON USA ENERGY, INC. (PARENT COMPANY ONLY)
CONDENSED STATEMENTS OF CASH FLOWS
(unaudited, dollars in thousands)

	Three Months Ended
	March 31,

	2004	2005

Cash flows used in operating activities:
Net income	$1,497	$22,436
Adjustments:
Accrued interest on subordinated notes to stockholders	678	625
Equity earnings of subsidiary	(1,910)	(22,814)
Changes in operating assets and liabilities:
Accounts payable and accrued liabilities	(1,920)	(2,162)

Net cash used in operating activities	(1,655)	(1,915)

Cash flows from financing activities:
Payments from stockholders	140	—
Dividends received	—	25,000
Payments on long-term debt	—	(25,000)
Additions on long-term debt	2,727	2,927

Net cash provided by financing activities	2,867	2,927

Net increase in cash and cash equivalents	1,212	1,012
Cash and cash equivalents, beginning of period	264	44

Cash and cash equivalents, end of period	$1,476	$1,056

(1)	Basis of Presentation
      Under the terms of agreements governing indebtedness of certain direct and indirect subsidiaries of Alon USA Energy, Inc., such subsidiaries are restricted from making dividend payments, loans or advances to the Company. These restrictions result in restricted net assets (as defined in Rule 4-08(e)(3) of Regulation S-X) of the Company’s direct and indirect subsidiaries exceeding 25% of the consolidated net assets of the Company and its subsidiaries.
      The accompanying condensed financial statements summarize the Company’s financial position as of December 31, 2003 and 2004 and March 31, 2005 (unaudited) and the results of operations and cash flows for the years ended December 31, 2002, 2003, and 2004, and the three months ended March 31, 2004 and 2005 (unaudited).
      The Alon USA Energy, Inc. (Parent Company Only) condensed financial statements should be read in conjunction with the consolidated financial statements of Alon USA Energy, Inc and Subsidiaries included elsewhere herein.

(2)	Long-Term Debt
      As of December 31, 2004, the Company had unsecured subordinated notes payable to its parent company, Alon Israel of $36,300. The Company retired $25,000 of the subordinated debt in February 2005, with the cash received in the form of a dividend from its wholly-owned subsidiary, Alon USA, Inc. As of March 31, 2005, the unpaid principal balance of the subordinated notes totaled $11,300. The subordinated notes are due March 15, 2011 and accrue interest at 7% per annum ($5,401 and $8,953 accrued interest payable at December 31, 2004 and March 31, 2005, respectively).

(3)	Dividends Received
      In February 2005, the Company received $25,000 in the form of a cash dividend from its wholly-owned subsidiary, Alon USA, Inc. The dividend represented a portion of the proceeds Alon USA, Inc., through its subsidiaries, received as a result of the sale of certain pipeline and terminal assets to Holly Energy Partners, LP.

Item 17.	Undertakings.
      The undersigned Registrant hereby undertakes to provide to the Underwriters at the closing specified in the Underwriting Agreement certificates in such denominations and registered in such names as required by the Underwriters to permit prompt delivery to each purchaser.
      Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the provisions described in Item 14 above, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered hereunder, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.
      The undersigned Registrant hereby undertakes that:

(1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or

497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective; and

(2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at the time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES
      Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Dallas, State of Texas, on this 17th day of June, 2005.

ALON USA ENERGY, INC.

By:	/s/ Jeff D. Morris

Jeff D. Morris
Chief Executive Officer
      Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Jeff D. Morris Jeff D. Morris	President, Chief Executive Officer and Director (Principal Executive Officer)	June 17, 2005

* Shai Even	Chief Financial Officer (Principal Financial and Accounting Officer)	June 17, 2005

* David Wiessman	Director	June 17, 2005

* Avraham Meron	Director	June 17, 2005

* Boaz Biran	Director	June 17, 2005

* Ron W. Haddock	Director	June 17, 2005

* Pinchas Cohen	Director	June 17, 2005

* Itzhak Bader	Director	June 17, 2005

* Yeshayahu Pery	Director	June 17, 2005

*	The undersigned, by signing his name hereto, signs and executes this Registration Statement pursuant to the Powers of Attorney executed by the above-named officers and directors as previously filed with the Securities and Exchange Commission.

By:	/s/ Jeff D. Morris

Jeff D. Morris
Attorney-in-Fact

EXHIBIT INDEX

Number		Exhibit Title

1	.1**	Form of Underwriting Agreement.
3.1		Form of Amended and Restated Certificate of Incorporation of Alon USA Energy, Inc.
3.2		Form of Amended and Restated Bylaws of Alon USA Energy, Inc.
4.1		Specimen Common Stock Certificate.
5	.1**	Opinion of Jones Day.
10	.1*†	Area License Agreement, dated as of June 2, 1993, between Southwest Convenience Stores, Inc. and The Southland Corporation.
10	.2.1*†	Amendment to Area License Agreement and Consent to Assignment, dated as of December 20, 1996, between The Southland Corporation and Permian Basin Investments, Inc. d/b/a Southwest Convenience Stores, Inc.
10	.2.2*†	Amendment No. 2 to Area License Agreement, dated as of August 14, 1997, between Southwest Convenience Stores LLC and The Southland Corporation.
10	.3*	Trademark License Agreement, dated as of June 31, 2000, among Finamark, Inc., Atofina Petrochemicals, Inc. and SWBU, L.P.
10	.4*	First Amendment to Trademark License Agreement, dated as of April 11, 2001, among Finamark, Inc., Atofina Petrochemicals, Inc. and SWBU, L.P.
10	.5*	Pipeline Lease Agreement, dated as of January 22, 2001, between Chevron Pipe Line Company and Fin-Tex Pipe Line Company.
10	.6*	Pipeline Lease Agreement, dated as of February 21, 1997, between Navajo Pipeline Company and American Petrofina Pipe Line Company.
10	.7*	Contribution Agreement, dated as of January 25, 2005, among Holly Energy Partners, L.P., Holly Energy Partners – Operating, L.P., T & R Assets, Inc., Fin-Tex Pipe Line Company, Alon USA Refining, Inc., Alon Pipeline Assets, LLC, Alon Pipeline Logistics, LLC, Alon USA, Inc. and Alon USA, LP.
10	.8*	Pipelines and Terminals Agreement, dated as of February 28, 2005, between Alon USA, LP and Holly Energy Partners, L.P.
10	.9*	Master Lease, dated as of October 1, 2002, between SCS Finance I, L.P. and Southwest Convenience Stores, LP.
10	.10*	Loan Agreement, dated as of October 1, 2002, between GE Capital Franchise Finance Corporation and SCS Finance I, L.P.
10	.11*	Equipment Loan and Security Agreement, dated as of October 1, 2002, between GE Capital Franchise Finance Corporation and SCS Finance I, L.P.
10	.12*	Master Lease, dated as of October 1, 2002, between SCS Finance II, L.P. and Southwest Convenience Stores, LP.
10	.13*	Loan Agreement, dated as of October 1, 2002, between GE Capital Franchise Finance Corporation and SCS Finance II, L.P.
10	.14*	Equipment Loan and Security Agreement, dated as of October 1, 2002, between GE Capital Franchise Finance Corporation and SCS Finance II, L.P.
10	.15*	Amended and Restated Credit Agreement, dated as of January 14, 2004, among Alon USA, Inc., the lenders listed therein and Credit Suisse First Boston.
10	.16*	Guarantee and Collateral Agreement, dated as of January 14, 2004, among Credit Suisse First Boston, Alon USA, Inc., the subsidiaries of Alon USA, Inc. identified therein and Alon USA Energy, Inc.
10	.17*	First Amendment, dated as of February 10, 2005, to the Amended and Restated Credit Agreement, dated as of January 14, 2004, among Alon USA, Inc., the lenders listed therein and Credit Suisse First Boston, and the Guarantee and Collateral Agreement, dated as of January 14, 2004, among Credit Suisse First Boston, Alon USA, Inc., the subsidiaries of Alon USA, Inc. identified therein and Alon USA, Inc.

Number		Exhibit Title

10.18		Second Amendment, dated as of May 6, 2005, to the Amended and Restated Credit Agreement, dated as of January 14, 2004, among Alon USA Energy, Inc., the lenders listed therein and Credit Suisse First Boston.
10	.19*	Amended Revolving Credit Agreement, dated as of January 14, 2004, among Alon USA, LP, the guarantor companies and financial institutions identified therein and Israel Discount Bank of New York.
10	.20*	First Amendment, dated as of February 10, 2005, to the Amended Revolving Credit Agreement, dated as of January 14, 2005, among Alon USA, LP, the guarantor companies and financial institutions identified therein and Israel Discount Bank of New York.
10	.20.1	Second Amendment, dated as of June 16, 2005, to the Amended Revolving Credit Agreement, dated as of January 14, 2005, among Alon USA, LP, the guarantor companies and financial institutions identified therein and Israel Discount Bank of New York.
10	.21*	Management and Consulting Agreement, dated August 1, 2003, among Alon USA, Inc., Alon Israel Oil Company, Ltd. and Alon USA Energy, Inc.
10	.21.1	Amendment, dated as of June 17, 2005, to the Management and Consulting Agreement, dated as of August 1, 2003, among Alon USA, Inc., Alon Israel Oil Company, Ltd. and Alon USA Energy, Inc.
10.22		Registration Rights Agreement between Alon USA Energy, Inc. and Alon Israel Oil Company, Ltd.
10	.23*	Executive Employment Agreement, dated as of July 31, 2000, between Jeff D. Morris and Alon USA GP, Inc., as amended on May 4, 2005.
10	.24*	Executive Employment Agreement, dated as of July 31, 2000, between Claire A. Hart and Alon USA GP, Inc., as amended on May 4, 2005.
10	.25*	Executive Employment Agreement, dated as of February 5, 2001, between Joseph A. Concienne, III and Alon USA GP, Inc., as amended on May 4, 2005.
10	.26*	Management Employment Agreement, dated as of October 1, 2002, between Harlin Dean and Alon USA GP, LLC., as amended on May 4, 2005.
10	.26.1	Amendment, dated as of October 1, 2003, to the Management Employment Agreement, dated as of October 1, 2002, between Harlin Dean and Alon USA GP, LLC, as amended on May 4, 2005.
10	.27*	Annual Cash Bonus Plan.
10	.28*	Description of 10% Bonus Plan.
10	.29*	Change of Control Incentive Bonus Program.
10	.30*	Description of Director Compensation.
10	.31*	Form of Director Indemnification Agreement with Alon USA Energy, Inc.
10	.32*	Form of Officer Indemnification Agreement with Alon USA Energy, Inc.
10	.33*	Form of Director and Officer Indemnification Agreement with Alon USA Energy, Inc.
10.34		Liquor License Purchase Agreement, dated as of May 12, 2003, between Southwest Convenience Stores, LLC and SCS Beverage, Inc.
10.35		Premises Lease, dated as of May 12, 2003, between Southwest Convenience Stores, LLC and SCS Beverage, Inc.
10.36		Alon Assets, Inc. 2000 Stock Option Plan.
10.37		Alon USA Operating, Inc. 2000 Stock Option Plan.
10.38		Incentive Stock Option Agreement, dated as of July 31, 2000, between Alon Assets, Inc. and Jeff D. Morris, as amended on June 30, 2002.
10.39		Shareholder Agreement, dated as of July 2000, between Alon Assets, Inc. and Jeff D. Morris, as amended on June 30, 2002.
10.40		Incentive Stock Option Agreement, dated as of July 31, 2000, between Alon USA Operating, Inc., as amended on June 30, 2002.
10.41		Shareholder Agreement, dated as of July 31, 2000, between Alon USA Operating, Inc. and Jeff D. Morris, as amended on June 30, 2002.

Number		Exhibit Title

10.42		Incentive Stock Option Agreement, dated as of July 31, 2000, between Alon Assets, Inc. and Claire A. Hart, as amended on June 30, 2002 and July 25, 2002.
10.43		Shareholder Agreement, dated as of July 31, 2000, between Alon Assets, Inc. and Claire A. Hart, as amended on June 30, 2002.
10.44		Incentive Stock Option Agreement, dated as of July 31, 2000, between Alon USA Operating, Inc. and Claire A. Hart, as amended on June 30, 2002 and July 25, 2002.
10.45		Shareholder Agreement, dated as of July 31, 2000, between Alon USA Operating, Inc. and Claire A. Hart, as amended on June 30, 2002.
10.46		Incentive Stock Option Agreement, dated as of February 5, 2001, between Alon Assets, Inc. and Joseph A. Concienne, III, as amended on July 25, 2002.
10.47		Shareholder Agreement, dated as of February 5, 2001, between Alon Assets, Inc. and Joseph A. Concienne, III.
10.48		Incentive Stock Option Agreement, dated as of February 5, 2001, between Alon USA Operating, Inc. and Joseph A. Concienne, III, as amended on July 25, 2002.
10.49		Shareholder Agreement, dated as of February 5, 2001, between Alon USA Operating, Inc. and Joseph A. Concienne, III.
21	.1*	List of Subsidiaries of Alon USA Energy, Inc.
23.1		Consent of KPMG LLP.
23	.2**	Consent of Jones Day (included in Exhibit 5.1).
23.3		Consent of Zalman Segal pursuant to Securities Act Rule 438.
24	.1*	Power of Attorney.

*	Previously filed.

**	To be filed by amendment.

†	Filed under confidential treatment request.